THIZ TECHNOLOGY GROUP LIMITED
即時科研集團有限公司
(Incorporated in the Cayman Islands with limited liability) (HK

Unit 1004, 10/F, Tower B, Hunghom Commercial Centre, 37 Ma Tau Wai Road, To Kwa W
香港九龍土瓜灣馬頭圍道 37 號紅磡商業中心 B 座 10 樓 1004 室
Tel: (852) 2735 2725 Fax: (852) 2111 0702 Website: http://www.thizgrouup.com

04036636

BY COURIER Information Exemption No.: 82-34681

RECEIVED AUG 31 2004 185 SEC MAIL PROCESSING SECTION WASH. D.C.

SUPPL

Our ref: TTGL-2004-001-0830

30th August, 2004

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3 - 7
Washington D.C. 20549
U.S.A.

Re: Thiz Technology Group Limited (Information Exemption No.: 82-34681)

Dear Sir/Madam,

On behalf of Thiz Technology Group Limited, a company incorporated in Cayman Islands and listed in the Growth Enterprise Market of the Stock Exchange of Hong Kong (Stock Code: 8119), we are furnishing herewith the below listed documents pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):-

	Description of Documents	Date of Release
1.	Annual Report 2003 (for the period from April 1, 2002 to March 31, 2003)	June 23, 2003
2.	Annual Report 2004 (for the period from April 1, 2003 to March 31, 2004)	June 28, 2004
3.	Public Released Announcements (for the period from August 1, 2002 to August 31, 2004) [total: 84]	Various

Should you have any question, please contact me at (852) 2735-2725.

Yours faithfully,
For and on behalf of
Thiz Technology Group Limited

PROCESSED
SEP 01 2004
THOMSON FINANCIAL

Trevor Chan

Trevor Chan
Financial Controller & Company Secretary

Encl.

BY FAX [(852)-2111-0702] Information Exemption No.: 82-34681

Your ref:
Our ref: TTGL-2004-001-0830-A

Date:

Mr. Trevor Chan
Financial Controller & Company Secretary
Thiz Technology Group Limited
Unit 1004, 10/F., Tower B
Hunghom Commercial Centre
37 Ma Tau Wai Road
To Kwa Wan
Kowloon
Hong Kong

Re: Acknowledgement of the SEC
Thiz Technology Group Limited (Information Exemption No.: 82-34681)

Dear Mr. Chan,

This is to acknowledge the following documents of the abovenamed company have been duly received by our office:-

	Description of Documents	Date of Release
1.	Annual Report 2003 (for the period from April 1, 2002 to March 31, 2003)	June 23, 2003
2.	Annual Report 2004 (for the period from April 1, 2003 to March 31, 2004)	June 28, 2004
3.	Public Released Announcements (for the period from August 1, 2002 to August 31, 2004) [total: 84]	Various

Yours truly,

____

Name:
Officer of International Corporate Finance
The U.S. Securities and Exchange Commission

Category: Announcements
Stock Code: 08119
Stock Name: Thiz Technology Group Limited

Date of Release	Document
07/07/2004	Circular (Increase in authorized share capital, creation of a new class of convertible non-voting preference share, adoption of new memorandum & articles of association and adoption & termination of share option scheme)
19/04/2004	Circular (Discloseable transaction: Issue of unlisted convertible notes)
30/09/2003	Document (Discloseable transaction :Rights issue)
30/06/2003	Circular (General mandates to issue & repurchase shares and amendments to the Articles of Association)

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt about this circular, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitors, professional accountant or other professional adviser.

If you have sold all your Shares in THIZ TECHNOLOGY GROUP LIMITED (the "Company"), you should at once hand this circular and the enclosed proxy form to the purchaser or to the bank or stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

THIZ TECHNOLOGY GROUP LIMITED

即時科研集團有限公司*

(incorporated in the Cayman Islands with limited liability)

(Stock code: 8119)

CIRCULAR ON
INCREASE IN AUTHORIZED SHARE CAPITAL
CREATION OF A NEW CLASS OF CONVERTIBLE NON-VOTING PREFERENCE SHARE
ADOPTION OF NEW MEMORANDUM AND ARTICLES OF ASSOCIATION
ADOPTION OF NEW SHARE OPTION SCHEME
TERMINATION OF EXISTING SHARE OPTION SCHEME
RE-ELECTION OF DIRECTORS
AND
GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES

A notice convening the Annual General Meeting to be held at Unit 502-505, 5/F, Tower 3, Enterprise Square, 9 Sheung Yuet Road, Kowloon Bay, Kowloon, Hong Kong at 2:30 p.m. on 28 July 2004 is set out on pages 35 to 39 of this circular and a form of proxy for use at the Annual General Meeting is enclosed herein.

Whether or not you are able to attend the meeting, please complete the accompanying form of proxy in accordance with the instructions printed thereon and return it to the Company's branch share registrar in Hong Kong, Tengis Limited, at G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong as soon as possible and in any event not later than 48 hours before the time appointed for the Annual General Meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting should you so wish.

This circular will remain on the GEM website at www.hkgem.com on the "Latest Company Announcements" page for at least 7 days from the date of publication.

7 July 2004

* *For identification purpose only*

CHARACTERISTICS OF GEM

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors. Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the main board of the Stock Exchange and no assurance is given that there will a liquid market in the securities traded on GEM. The principal means of information dissemination on GEM is publication on the internet website operated by the Stock Exchange. Listed companies are not generally required to issue paid announcements in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website at www.hkgem.com in order to obtain up-to-date information on GEM-listed issuers.

CONTENTS

Page No.

DEFINITIONS 1

LETTER FROM THE BOARD 4

APPENDIX I – SUMMARY OF THE MAJOR DIFFERENCES BETWEEN THE NEW M&A AND THE EXISTING M&A 15

APPENDIX II – SUMMARY OF THE PRINCIPAL TERMS OF THE NEW SHARE OPTION SCHEME 22

APPENDIX III – EXPLANATORY STATEMENT ON REPURCHASE OF THE COMPANY'S SHARES 29

APPENDIX IV – DETAILS OF DIRECTORS PROPOSED TO BE RE-ELECTED AT THE AGM 33

NOTICE OF ANNUAL GENERAL MEETING 35

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"Adoption Date"	the date on which the New Scheme is adopted, conditionally or unconditionally by the Company in the AGM
"AGM"	the annual general meeting of the Company to be convened at 2:30 p.m. on 28 July 2004 at Unit 502-505, 5/F, Tower 3, Enterprise Square, 9 Sheung Yuet Road, Kowloon Bay, Kowloon, Hong Kong
"Associate(s)"	has the meaning ascribed thereto in the GEM Listing Rules
"Board"	the board of Directors
"Business Day"	a day (excluding Saturday) banks are generally open in Hong Kong
"Company"	Thiz Technology Group Limited, an exempted company incorporated in the Cayman Islands with limited liability, the Shares of which are listed on GEM
"Connected Person(s)"	has the meaning ascribed thereto in the GEM Listing Rules
"Corporate Communication Documents"	any document issued or to be issued by the Company for information or action of the Shareholders, including but limited to: (1) annual accounts and report and where applicable its summary financial statement; (2) interim report; (3) notice of meeting; (4) listing document; and (5) circular.
"Director(s)"	the director(s) of the Company
"Existing Articles"	the existing articles of association of the Company as at the date of this circular
"Existing M&A"	the existing memorandum and articles of association of the Company as at the date of this circular

"Existing Scheme"	the existing share option scheme of the Company adopted on 6 July 2001, the principal terms of which are summarised in the paragraph headed "Share Option Scheme" in Appendix IV to the prospectus of the Company dated 20 July 2001
"GEM"	the Growth Enterprise Market of the Stock Exchange of Hong Kong Limited
"GEM Listing Rules"	the Rules Governing the Listing of Securities on GEM
"General Extension Mandate"	a general mandate to the Directors to add to the General Issue Mandate any Shares representing the aggregate nominal value of the Shares repurchased under the Repurchase Mandate
"General Issue Mandate"	a general mandate to allot and issue the Shares with an aggregate nominal value not exceeding 20% of the aggregate nominal value of the share capital of the Company in issue at the date of approval of the mandate
"Grantee"	any Participant (as defined in Appendix II to this circular) who accepts an offer for grant of Option(s) in accordance with the terms of the New Scheme, or where the context so permits (in the case of any individual) any person who is entitled to any Option in consequence of the death of the original Grantee (including without limitation his/her legal personal representative(s))
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Latest Practicable Date"	6 July 2004, being the latest practicable date prior to the printing of this circular for ascertaining certain information referred to herein
"New M&A"	the new memorandum and articles of association of the Company proposed to be adopted by the Shareholders at the AGM, the major differences between the New M&A and the Existing M&A are set out in Appendix I to this circular
"New Scheme"	the new share option scheme of the Company proposed to be adopted by the Shareholders at the AGM
"Ordinary Share(s)"	ordinary share(s) of HK$0.01 each in the share capital of the Company

"Option"	a right to subscribe for Shares to be granted under the New Scheme and "Options" shall be construed accordingly
" Preference Share(s)"	the new class of convertible non-voting preference share to be created (details of which are described under section headed "Creation of a New Class of Convertible Non-voting Preference Share" in this circular) and the shares to be issued by the Company under such class
"Repurchase Mandate"	a general mandate to the Directors to exercise all the powers of the Company to repurchase Shares with an aggregate nominal value not exceeding 10% of the aggregate nominal value of the share capital of the Company in issue at the date of approval of the mandate
"Scheme Mandate Limit"	the total number of Shares which may be issued upon exercise of all options to be granted under the New Scheme and all other share option scheme(s) of the Company;
"Share(s)"	share(s) of HK$0.01 each in the share capital of the Company
"Shareholder(s)"	holder(s) of the Shares
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeovers Code"	Hong Kong Code on Takeovers and Mergers
"$" and "cents"	Hong Kong dollars and cents respectively, the lawful currency of Hong Kong

THIZ TECHNOLOGY GROUP LIMITED
即時科研集團有限公司*

(incorporated in the Cayman Islands with limited liability)
(Stock code: 8119)

Executive Directors:
Lin Chien Hsin *(Chairman)*
Wong Hoi Wong
Wanzi Huang

Independent non-executive Directors:
Li Zhe
Ko Ming Tung, Edward

Registered office:
Ugland House, South Church Street
P.O. Box 309, George Town
Grand Cayman, Cayman Islands
British West Indies

Head office and principal place of business in Hong Kong
Unit 502-505, 5/F, Tower 3
Enterprise Square
9 Sheung Yuet Road
Kowloon Bay, Kowloon
Hong Kong

7 July 2004

To: the Shareholders

Dear Sir or Madam,

**INCREASE IN AUTHORIZED SHARE CAPITAL
CREATION OF A NEW CLASS OF CONVERTIBLE
NON-VOTING PREFERENCE SHARE
ADOPTION OF NEW MEMORANDUM AND ARTICLES OF ASSOCIATION
ADOPTION OF NEW SHARE OPTION SCHEME
TERMINATION OF EXISTING SHARE OPTION SCHEME
RE-ELECTION OF DIRECTORS
AND
GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES**

1. INTRODUCTION

The purpose of this circular is to provide you with information regarding the following resolutions to be proposed at the AGM relating to:

(a) increase in the authorized share capital of the Company;

* *For identification purpose only*

(b) creation of a new class of convertible non-voting preference share;

(c) adoption of the new memorandum and articles of association of the Company;

(d) adoption of the New Scheme;

(e) termination of the Existing Scheme;

(f) re-election of retiring Directors;

(g) granting to the Directors the General Issue Mandate;

(h) granting to the Directors the Repurchase Mandate; and

(i) granting to the Directors a general extension mandate to extend the General Issue Mandate to include Shares repurchased under the Repurchase Mandate.

2. INCREASE IN AUTHORIZED SHARE CAPITAL OF THE COMPANY

In order that a sufficient number of unissued Share are available for future purpose, the Directors propose to increase the authorized share capital of the Company to HK$80,000,000 divided into 8,000,000,000 Shares by the creation of an additional 3,000,000,000 Shares. As at the Latest Practicable Date, the existing authorized share capital of the Company was HK$50,000,000 divided into 5,000,000,000 Shares. An ordinary resolution to this effect will be proposed at the AGM.

3. CREATION OF A NEW CLASS OF CONVERTIBLE NON-VOTING PREFERENCE SHARE

The Directors consider that the creation of a new class of convertible non-voting preference share will enable the Company to provide an additional investment channel for prospective investors and strengthen the capital base of the Group.

The Directors therefore propose to create the new class of Preference Share with principal rights, privileges and restrictions as follows:

Nominal Value	HK$0.01 per Preference Share
Dividend	The holders of Preference Shares shall be entitled to receive a fixed cumulative dividend at the rate of 2% per annum at its issue price. The holders of Preference Shares shall be entitled to receive dividend prior to and in preference to the holders of the Ordinary Shares. The dividends payable to the holders of Preference Shares shall be cumulative and arrears of dividend will be carried forward to subsequent years.
Convertibility	From the date of the issue of the Preference Shares and up to a period of 3 years thereafter, if at any day the average of the closing prices of the Shares quoted on the Stock Exchange over the preceding 30 consecutive dealings days is 200% or above the issue price of the Preference Shares, either the Company or the holders of the Preference Shares may within 7 days by written notice to the other party request conversion of the Preference Shares into Ordinary Shares and such conversion shall be accomplished by the redemption of the Preference Shares and issue of new Ordinary Shares, each as credited as fully paid, at the Conversion Ratio (as defined below). Each Preference Share when redeemed as a result of conversion shall be cancelled and may not be reissued. Save for the aforesaid, the holders of the Preference Shares have no right to request the Company to convert the Preference Shares into Ordinary Shares. Without prejudice to the Company's foregoing conversion right, after the third anniversary of the issue date of a Preference Share, the Company is entitled (but not obliged) to convert the Preference Share into an Ordinary Share at any time by serving written conversion notice to the holder of the Preference Share.
Conversion Ratio	Conversion will be at 1 Ordinary Share for each Preference Share (the "Conversion Ratio") in all cases of conversion (subject to adjustment as provided for in the New M&A).

Conversion Restriction	Each holder of the Preference Shares may exercise his/her/its conversion right (when such right arises) in whole but not in part to convert all his/her/its Preference Shares into Ordinary Shares. No fractional Ordinary Shares shall be issued upon conversion of the Preference Shares. In the event of any fraction of a whole number of Ordinary Shares in the case of a conversion, such fraction shall be rounded down to the nearest whole number of the Ordinary Shares. A holder of the Preference Shares may not exercise the conversion rights attached to his/her/its Preference Shares if such exercise would result in the number of Ordinary Shares, which are in the hands of the public, falling below 25% or the relevant prescribe minimum percentage for the Company as required by the Stock Exchange.
Ranking	Preference Shares shall rank in priority to Ordinary Shares as to return of capital on the basis of the nominal value of the Preference Shares on winding-up of the Company. The Ordinary Shares falling to be issued upon exercise of the conversion rights attaching to the Preference Shares shall, when issued, rank pari passu in all respects with the Ordinary Shares then in issue.
Voting Rights	Holders of Preference Shares shall not be entitled to attend or vote at any general meeting of the Company, save in circumstances where a resolution is proposed to vary the rights of the holders of Preference Shares or to wind up the Company.
Other Rights	Apart from the 2% fixed cumulative dividend, holders of Preference Shares will not be entitled to profits of the Company, rights issue, open offer, bonus issue or other distribution of the Company.
Transferability	The Preference Shares are not transferable except with the consent of the Board and subject to the requirements of the GEM Listing Rules.
Listing	The Preference Shares shall not be listed on the Stock Exchange or any other stock exchange.

Details of the Preference Share are set out in Articles 3A and 3B of the New M&A, a summary of which is set out in Appendix I to this circular.

Subject to the Shareholders' approval and adoption of the New M&A at the AGM, immediately after the creation of the new class of Preference Share, the authorized share capital of the Company will be HK$80,000,000 divided into 6,000,000,000 ordinary shares of HK$0.01 each and 2,000,000,000 Preference Shares.

The Board wishes to state that where the market condition is favourable and suitable investors can be identified, the Company will issue the Preference Shares to prospective investors in the near future. In determining the issue price of the Preference Shares, the Board will consider the general market conditions and the prevailing market price of the Ordinary Shares and other relevant factors at the time of the issue. As at the date hereof, the Board has not determined the issue price of the Preference Shares to be issued, if any. It is intended that the new Ordinary Shares that fall to be issued upon conversion of any Preference Shares to be issued by the Company will be issued pursuant to the General Issue Mandate. The Board has no present intention to issue such number of Preference Shares that the new Ordinary Shares falling to be issued upon conversion of the Preference Shares will exceed the 20% limit under the General Issue Mandate. In the event that any issue of the Preference Shares will require issue of new Ordinary Shares exceeding the 20% limit under the General Issue Mandate, the Board will make the necessary announcement and seek Shareholders' approval for allotment and issue of the Ordinary Shares pursuant to the requirement of the GEM Listing Rules.

4. ADOPTION OF THE NEW MEMORANDUM AND ARTICLES OF ASSOCIATION OF THE COMPANY

Change in authorized share capital

Subject to the approval of the increase in the authorized share capital and/or the creation of the new class of Preference Share (described above) by the Shareholders in the AGM, the Directors propose to amend the existing memorandum of association of the Company to reflect the change in the amount and class of the authorized share capital of the Company.

Appendix 3 to the GEM Listing Rules

The Stock Exchange has recently revised the Appendix 3 to the GEM Listing Rules effective on 31 March 2004 so that a listed issuer's articles of association must comply with the following requirements:

(a) Shareholders may by notice to a company nominate candidate to be elected as a director at general meeting and the shareholders have a minimum of seven days for lodgment of the notice. Under the new GEM Listing Rules, the minimum seven-day period for lodgment nomination notice shall commence no earlier than the day after the despatch of the notice of the meeting appointed for such election and end no later than seven days before the date of such meeting.

(b) Directors shall abstain from voting at the board meeting on any matter in which any of his Associates has a material interest and are not to be counted towards the quorum of the relevant board meeting.

(c) Where any shareholder is, under the GEM Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such shareholder in contravention of such requirement or restriction shall not be counted.

As such, the Directors propose to amend the Existing Articles to ensure compliance with the above requirements under the new GEM Listing Rules.

Corporate Communications

On 15 February 2002, amendments to the GEM Listing Rules were effected to allow listed issuers to send or otherwise make available Corporate Communication Documents to their shareholders using electronic means and in either English or Chinese only, subject to certain conditions being met and with prior approval from shareholders. In order to give more flexibility to the Company to have a more efficient means of communications with its Shareholders, the Directors propose to amend the Existing Articles to permit the Company to:

(a) send or otherwise make available the Corporate Communication Documents by using electronic means and/or in either English or Chinese only to such Shareholders whose prior written consent to receive or otherwise have made available to them the Corporate Communication Documents by using electronic means and/or in either English or Chinese only (as the case may be) having been obtained by the Company;

(b) distribute summary financial reports in place of a full annual report and accounts in a manner permitted by the GEM Listing Rules; and

(c) to the extent permitted by the GEM Listing Rules, send or otherwise make available the Corporate Communication Documents to the Shareholders by publication on the GEM website.

In view of the amount of amendments involved, the Directors consider that it is in the interest of the Shareholders to have the New M&A adopted in substitution for the Existing M&A instead of making piecemeal amendments to the Existing M&A. Accordingly, the Directors propose a special resolution at the AGM to adopt the New M&A.

A summary of the major differences between the New M&A and the Existing M&A is set out in Appendix I to this circular.

A copy of the New M&A proposed to be adopted at the AGM is available for inspection during the normal business hours at the head office and principal place of business of the Company at Unit 502-505, 5/F, Tower 3, Enterprise Square, 9 Sheung Yuet Road, Kowloon Bay, Kowloon, Hong Kong from the date of this circular up to and including the date of the AGM and at the AGM.

5. ADOPTION OF THE NEW SCHEME

(a) Existing Scheme

On 6 July 2001, the Company adopted the Existing Scheme. The Existing Scheme was adopted to recognize the contribution of full time executive directors and employees of the Company and its subsidiaries to the growth of the Group. The Existing Scheme is the only share option scheme of the Company. As at the Latest Practicable Date, the Company has outstanding options to subscribe for a total of 20,164,437 Shares (representing approximately 0.99% of the issued share capital of the Company as at the Latest Practicable Date). The Board has no present intention to grant any option under the Existing Scheme up to the date of the AGM.

(b) Background as to the adoption of the New Scheme

Pursuant to the terms of the Existing Scheme, only a full time executive director or employee of the Group satisfying the following requirements is eligible to grant of option under the Existing Scheme by the Company:

(i) the number of hours spent by that executive director or employee in providing services to the Group is not less than 25 hours per week; and

(ii) up to the date of the grant of the option, such executive director or employee has been in continuous employment with the Group for a period of six months and such employment shall be the principal substantial employment of such director or employee.

To enable the Company to motivate more persons to make contribution to the Group and recruit additional talents to serve the Group in attaining the long term objectives of the Company, the Board considers that it is in the interest of the Company to adopt a new share option scheme with broader categories of eligible participants, including full time and part time employee, consultant, adviser, agent, contractor, customer and supplier of the Group. The Board therefore proposes to terminate the Existing Scheme and adopt the New Scheme.

(c) New Scheme

A summary of the principal terms of the New Scheme is set out in the Appendix II headed "Summary of the Principal Terms of the New Share Option Scheme" to this circular. The Company will provide a summary of the terms of the New Scheme to all participants on joining the New Scheme and a copy of the scheme document to any participant who requests such a copy.

Although the terms of the New Scheme do not impose strict requirements on the Grantee for particular achievement of any performance targets or holding an Option for a certain period before exercise, the Board believes that the requirements of a minimum subscription price as well as the selection criteria prescribed in the terms of the New Scheme will serve to achieve the purpose of the New Scheme as set out on page 22 of this circular.

Conditions

The New Scheme is conditional on:

(i) the approval and adoption of the New Scheme by the Shareholders at the AGM; and

(ii) the Listing Committee of the Stock Exchange granting the approval of the listing of, and permission to deal in, any Shares falling to be issued upon exercise of the Options.

Maximum number of Shares subject to the New Scheme

Subject to the approval of the Shareholders of the adoption of the New Scheme at the AGM and conditional upon the Stock Exchange granting approval of the listing of, and permission to deal in, any Shares falling to be issued upon exercise of the Options, the Board will have the right to grant Options to the Participants to subscribe for Shares such that the Scheme Mandate Limit shall not exceed 10% of the Shares in issue as at the Adoption Date (such 10% shall represent 204,111,440 Shares on basis that the issued Shares of the Company as at the Adoption Date will be 2,041,114,400), unless the Company obtains an approval from the Shareholders to refresh such 10% limit such that the Scheme Mandate Limit shall not exceed 10% of the issued share capital of the Company as at the date of such Shareholders' approval, but provided always that the maximum number of Shares which may be issued upon exercise of all outstanding Options granted and yet to be exercised under the New Scheme and any other share option schemes of the Company (including the Existing Scheme) shall not in aggregate exceed 30% of the Shares in issue from time to time.

Application will be made to the Stock Exchange for the approval of the listing of, and permission to deal in, any Shares falling to be issued upon exercise of the Options granted under the New Scheme.

As at the date hereof, no Options have been granted or agreed to be granted under the New Scheme. The Company will comply with the terms of the New Scheme and the requirements of Chapter 23 of the GEM Listing Rules in granting, dealing in or otherwise disposing of any Option.

Value of Option

The Directors consider that it is inappropriate to state the value of all Options that can be granted under the New Scheme on the assumption that they had been granted on the Latest Practicable Date as a number of factors crucial for the valuation cannot be determined. Such factors include the exercise period and the conditions that an Option is subject to. Accordingly, any valuation of the Options based on various speculative assumptions would not be meaningful but would be misleading to the Shareholders.

Document available for inspection

A copy of the New Scheme is available for inspection during normal business hours at the head office and principal place of business of the Company at Unit 502-505, 5/F, Tower 3, Enterprise Square, 9 Sheung Yuet Road, Kowloon Bay, Kowloon, Hong Kong from the date of this circular up to and including the date of the AGM and at the AGM.

The Company will publish an announcement on GEM website on the outcome of the AGM for the adoption of the New Scheme on the Business Day following the date of the AGM.

6. TERMINATION OF THE EXISTING SCHEME

Under the Existing Scheme, the Company may by ordinary resolution in general meeting at any time terminate the operation of such scheme. An ordinary resolution will therefore be proposed for the approval of the Shareholders at the AGM that, subject to approval and adoption of the New Scheme by the Shareholders at the AGM, the Existing Scheme be terminated and no further options be granted under the Existing Scheme but the options which have been granted during the life of the Existing Scheme shall continue to be exercisable in accordance with their terms of issue and the provisions of Chapter 23 of the GEM Listing Rules.

7. RE-ELECTION OF RETIRING DIRECTORS

Pursuant to Article 116 of the Existing Articles, at the AGM, Mr. Wong Hoi Wong, an executive Director, will retire. Mr. Wong, being eligible, will offer himself for re-election at the AGM.

At the annual general meeting of the Company held on 30 July 2003, Ms. Li Zhe was elected and appointed as an independent non-executive Director by the then Shareholders to hold the office until the conclusion of the AGM. Ms. Li, being eligible, will offer herself for re-election at the AGM.

On 1 January 2004, Mr. Ko Ming Tung, Edward was appointed as an independent non-executive Director by the Board to fill the casual vacancy. Pursuant to Article 99 of the Existing Articles, Mr. Ko will hold the office until the AGM. Mr. Ko, being eligible, will offer himself for re-election at the AGM.

Details of the respective profiles of Mr. Wong Hoi Wong, Ms. Li Zhe and Mr. Ko Ming Tung, Edward are set out in Appendix IV to this circular.

8. GENERAL ISSUE MANDATE

On 30 July 2003, a general mandate was given by the then Shareholders to the Directors to issue Shares, which will lapse at the conclusion of the AGM.

An ordinary resolution will be proposed at the AGM to approve the grant of the General Issue Mandate to the Directors to issue further Shares prevailing up to 20% of the aggregate nominal amount of Shares in issue as at the date of passing the relevant resolution. There is however no present intention for any issuance of Shares pursuant to the General Issue Mandate to be granted.

9. GENERAL MANDATE TO REPURCHASE SHARES

On 30 July 2003, a general mandate was given by the then Shareholders to the Directors to exercise all the powers of the Company to repurchase its own Shares, which will lapse at the conclusion of the forthcoming AGM.

An ordinary resolution will be proposed at the AGM to approve the grant of the Repurchase Mandate to the Directors to repurchase Shares on the Stock Exchange up to a maximum of 10% of the issued share capital of the Company at the date of passing the relevant resolution.

An explanatory statement to provide Shareholders with all the information reasonably necessary for them to make an informed decision in relation to this proposed resolution as required by the GEM Listing Rules concerning the regulation of repurchases by companies of their own securities on the Stock Exchange is set out in the Appendix III to this circular.

10. GENERAL EXTENSION MANDATE

It is recommended that the General Extension Mandate be granted to the Directors permitting them, after the grant of the Repurchase Mandate referred to above, to add to the General Issue Mandate any Shares representing the aggregate nominal value of the Shares repurchased pursuant to the Repurchase Mandate.

The authority conferred on the Directors by the General Issue Mandate, the Repurchase Mandate and the General Extension Mandate would continue in force until the conclusion of the next annual general meeting of the Company or the expiry date for the holding of the next annual general meeting unless it is renewed at such meeting or until revoked or varied by ordinary resolution of the Shareholders in general meeting prior to the next annual general meeting.

11. ANNUAL GENERAL MEETING

A notice convening the AGM to be held on 28 July 2004 is set out on pages 35 to 39 of this circular and a form of proxy for use at the AGM is herein enclosed.

Whether or not you intend to be present at the AGM, you are requested to complete the form of proxy and return it to the Company's branch share registrar, Tengis Limited at G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong in accordance with the instructions printed thereon not later than 48 hours before the time for holding the AGM. Completion and delivery of the form of proxy will not prevent Shareholders from attending and voting at the AGM if they so wish.

Pursuant to Article 80 of the Existing Articles, at any general meeting a poll may be demanded in respect of a resolution put to the vote at the meeting by:

(a) the chairman of meeting; or

(b) at least five members present in person or by proxy and entitled to vote or who represent in the aggregate not less than one-tenth of the total voting rights of all members having the right to attend and vote at the meeting; or

(c) any member or members present in person or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums on the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

12. RECOMMENDATION

The Directors consider that resolutions as proposed in this circular are in the best interests of the Company and Shareholders and accordingly recommend that you should vote in favour of the resolutions referred to above to be proposed at the AGM.

13. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries that to the best of their knowledge and belief:

(a) the information contained in this circular is accurate and complete in all material respects and not misleading;

(b) there are no other matters the omission of which would make any statement in this circular misleading; and

(c) all opinions expressed in this circular have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

As at the date hereof, the Board comprises Lin Chien Hsin, Wong Hoi Wong and Wanzi Huang as executive Directors, and Li Zhe and Ko Ming Tung, Edward as independent non-executive Directors.

By Order of the Board
Thiz Technology Group Limited
Lin Chien Hsin
Chairman

The following is a summary of the major differences between the New M&A and the Existing M&A. Unless otherwise specified, article numbers herein are articles numbers of the New M&A.

MEMORANDUM OF ASSOCIATION

1. Clause 6 (Share capital)

The authorized share capital will be HK$80,000,000 divided into 6,000,000,000 ordinary shares of nominal value of HK$0.01 each and 2,000,000,000 convertible preference shares of nominal value of HK$0.01 each.

ARTICLES OF ASSOCIATION

1. Article 2 (Interpretation)

The definition of "Associate" is amended to include:

(a) any company controlled by a trustee (of trust which any director or his family interest is a beneficiary) having 30% or more of the voting power at general meeting, or control over the composition of a majority of the board of directors (the "trustee-controlled company") and any subsidiary of such company; and

(b) a holding company of a trustee-controlled company or a subsidiary of any such holding company.

The definition of "share" is amended to include ordinary share and preference share of the Company.

The definition of "writing/printing" is amended to include, where used in connection with a notice sewed by the Company on recipients entitled to receive notices only, record maintained in electronic medium which is accessible in visible form so as to be usable for subsequent reference.

The following new definitions are added:

"branch register"	"branch register" shall mean a branch register of members of the Company maintained at such place within or outside the Cayman Islands as the Board shall determine from time to time;
"the Company's Website"	"the Company's Website" shall mean the website of the Company, the address or domain name of which has been notified to members;
"electronic"	"electronic" shall have the meaning given to it in the Electronic Transactions Law 2000 of the Cayman Islands and any amendment thereto or re-enactments thereof for the time being in force and includes every other law incorporated therewith or substituted therefor;

"Electronic Signature"	"Electronic Signature" shall mean an electronic symbol or process attached to or logically associated with an electronic communication and executed or adopted by a person with the intent to sign the electronic communication;
"Ordinary Share"	"Ordinary Share" shall mean an ordinary share of a nominal or par value of HK$0.01 each in the capital of the Company and having the rights as such provided for in these Articles;
"Preference Share"	"Preference Share" shall mean a convertible preference share of a nominal or par value of HK$0.01 each in the capital of the Company and having the rights as such provided for in these Articles; and
"publication on the GEM website"	"publication on the GEM website" shall mean publication, in the form prescribed in the Listing Rules, in both the English and Chinese languages on the website of the Growth Enterprise Market of the Exchange in Hong Kong.

2. Article 3A (Capital)

The authorized share capital at the adoption of the New M&A will be HK$80,000,000 divided into 6,000,000,000 ordinary shares of HK$0.01 each and 2,000,000,000 Preference Shares.

3. Article 3B (Preference Share)

A new Article 3B is added to specify the rights, privileges and restrictions of the Preference Shares:

(1) **Dividends**. The holders of Preference Shares shall be entitled to receive a fixed cumulative dividend at the rate of 2% per annum at its issue price. The holders of Preference Shares shall be entitled to receive dividends prior to and in preference to the holders of Ordinary Shares. No dividend, whether in cash, in property or in shares of the Company, shall be allowed to be paid on any other class or series of shares of the Company unless and until the dividend payable to the holders of the Preference Shares was first paid or granted in full on the Preference Shares. The dividends payable to the holders of Preference Shares shall be cumulative and arrears of dividend are carried forward to subsequent years.

(2) **Conversion**. Holders of Preference Shares shall have conversion rights as follows:

(A) **Right to Convert**. From the date of the issue of the Preference Shares and up to a period of 3 years thereafter, if at any day the average of the closing prices of the Ordinary Shares quoted on the Exchange over the preceding 30 consecutive dealings days is 200% or above of the issue price of the Preference Shares, either the Company

or the holders of the Preference Shares may within 7 days by written notice to the other party request for conversion of the Preference Shares into Ordinary Shares. If the conversion right is not exercised within the 7-day period, such right will automatically lapse after the 7-day period. Save for the aforesaid, the holders of Preference Shares have no right to request the Company to convert the Preference Shares into Ordinary Shares.

Without prejudice to the Company's foregoing conversion right, after the third anniversary of the issue date of a Preference Share, the Company shall be entitled (but not obliged) to convert the Preference Share into an Ordinary Share at any time by written notice to the holder of the Preference Share.

(B) **Conversion Notice**. Conversion notice must be in writing and served, in the case by holders of Preference Shares to the office of the Company in Hong Kong, or in the case by the Company to the relevant address registered in the register of members of the Company.

(C) **Conversion Procedure**. Conversion of Preference Shares into Ordinary Shares shall be accomplished by the redemption of the Preference Shares and issue of new Ordinary Shares, each as credited as fully paid, at the Conversion Ratio (as defined below). Each Preference Share when redeemed as a result of conversion shall be cancelled and may not be reissued.

Before any holder of Preference Share shall be entitled to convert the same into Ordinary Shares and to receive certificates therefor, such holder shall surrender the certificate(s) therefor, duly endorsed, at the office of the Company in Hong Kong provided, however, that in the event of conversion requested by the Company, the outstanding Preference Shares shall be converted without any further action by the holders of such Preference Shares and whether or not the certificates representing such Preference Shares are surrendered to the Company and provided further that the Company shall not be obligated to issue certificates evidencing the Ordinary Shares issuable upon conversion unless the certificates evidencing such Preference Shares are either delivered to the Company as provided above, or the holder notifies the Company that such certificates have been lost, stolen, or destroyed and provides such indemnity as may be reasonably required by the Company.

The Company shall, as soon as practicable (and in any event not later than 14 days) after such delivery, or such notification in the case of a lost, stolen, or destroyed certificate, issue and deliver at such office to such holder of the Preference Shares, a certificate or certificates for the number of Ordinary Shares to which such holder shall be entitled as aforesaid. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the Preference Shares to be converted, and the person(s) entitled to receive the Ordinary Shares issuable upon such conversion shall be treated for all purposes at the record

holder(s) of such Ordinary Shares at such time. For the avoidance of doubt, no conversion shall prejudice the right of a holder of Preference Shares to receive dividends and other distributions declared but not paid as at the date of conversion on the Preference Shares being converted.

(D) **Conversion Ratio**. Conversion will be at 1 Ordinary Share for each Preference Share ("Conversion Ratio") in all cases of conversion (subject to adjustments hereinafter provided for)

(E) **Conversion Restriction**. Each holder of Preference Shares may exercise his conversion right (when such right arises) in whole but not in part to convert all his Preference Shares into Ordinary Shares. No fractional Ordinary Shares shall be issued upon conversion of the Preference Shares. In the event of any fraction of a whole number of Ordinary Shares in the case of a conversion, such fraction shall be rounded down to the nearest whole number of the Ordinary Shares.

(3) **Ranking**. Preference Shares shall rank in priority to Ordinary Shares as to return of capital on the basis of the nominal value of the Preference Shares on winding-up of the Company. The Ordinary Shares falling to be issued upon exercise of the conversion rights attaching to the Preference Shares shall, when issued, rank pari passu in all respects with the Ordinary Shares then in issue.

(4) **Voting Rights**. Holders of Preference Shares shall not be entitled to attend or vote at any general meeting of the Company, save in circumstances where a resolution is proposed to vary the rights of the holders of Preference Shares or to wind up the Company.

(5) **Other Rights**. Save for the 2% fixed cumulative dividend, holders of Preference Shares shall not be entitled to profits of the Company, rights issue, open offer, bonus issue or other distribution of the Company.

(6) **Transferability**. Preference Shares are not transferable except with the consent of the Board and subject to the requirements of the Listing Rules.

(7) **Adjustment to Conversion Ratio**. The adjustment to the Conversion Ratio is to ensure that the shareholding of the holders of Preference Shares shall be adjusted in certain change in the share capital of the Company.

(A) **Adjustments for Splits, Subdivisions, Combinations, or Consolidation of Ordinary Shares**. In the event the outstanding Ordinary Shares shall be increased by share split, subdivision, or other similar transaction into a greater number of Ordinary Shares, the Conversion Ratio the in effect shall, concurrently with the effectiveness of such event, be increased in proportion to the percentage increase in the outstanding number of Ordinary Shares. In the event the outstanding Ordinary Shares shall be

decreased by combination, consolidation, or other similar transaction into a smaller number of Ordinary Shares, the Conversion Ratio then in effect shall, concurrently with the effectiveness of such event, be decreased in proportion to the percentage decrease in the outstanding number of Ordinary Shares.

(B) **Adjustments to Reclassification, Exchange and Substitution**. If the Ordinary Shares issuable upon conversion of the Preference Shares shall be changed into the same or a different number of shares of any other class or classes of shares, whether by capital reorganization, reclassification, or otherwise (other than a subdivision or combination of shares provided for above), the Conversion Price then in effect shall, concurrently with the effectiveness of such reorganization or reclassification, be proportionately adjusted such that the Preference Shares shall be convertible into, in lieu of the number of Ordinary Shares which the holders would otherwise have been entitled to receive, a number of shares of such other class or classes of shares equivalent to the number of shares of such other class or classes of shares in the capital of the Company into which the Ordinary Shares that would have been subject to receipt by the holders of Preference Shares upon conversion of such Preference Shares immediately before that change would have been changed into.

(C) Save as expressly provided in this Article 3B(7), there shall be no other adjustment in the Conversion Ratio.

(D) **Certificate as to Adjustments**. Upon the occurrence of each adjustment of the Conversion Ratio pursuant to this Article 3B(7), the Company, at its expense, shall promptly furnish to each holder of the Preference Shares subject to such adjustment, a certificate setting forth such adjustment and showing (i) the detail the facts upon which such adjustment is base (ii) such adjustment (ii) the applicable Conversion Ratio then in effect after such adjustment, and (iii) the number of Ordinary Shares which at the time would be received upon the conversion of the Preference Shares.

4. Articles 15 (Share register), 28 (Notice of call for payment), 44 (Transfer books and register), 157 (Sales of shares of untraceable shareholders)

Notice to be given in respect of close of share register, call for payment, close of books and register for share transfer or the Company's intention to sell shares of untraceable shareholders for 12 years may be given by electronic means, or subject to the Listing Rules, by publication on the GEM website.

5. Article 72 (Convening of extraordinary general meeting)

For general meeting convened on written requisition of a member of the Company pursuant to this article, it is now stipulated that the Board needs to convene a general meeting within 28 days upon receipt of such written requisition.

6. Article 73 (Notice of meetings)

For counting the prescribed period of notice for convening general meeting, the day on which such notice is given is now counted.

7. Article 80 (Right to demand a poll etc)

Where the Listing Rules requires any matter to be voted by shareholder by a poll, a poll to vote on a resolution for such matter is mandatory.

8. Article 85 (Votes of members)

The original Article 85 is renumbered as sub-article 85(a) and a new sub-article 85(b) is added to the effect that where the Listing Rules requires any shareholder to abstain from voting for or against any particular resolution, his vote cast in contravention of such requirement shall not be counted. A provision is added to sub-articles 85(a) to the effect that where more than one proxy is appointed by a member which is a recognized clearing house (or its nominee(s)), each such proxy shall have one vote on a show of hands.

9. Article 120 (Notice to be given when person proposed for election)

Article 97 provides that the Shareholders may by notice to the Company nominate candidate to be elected as a Director at general meeting and the Shareholders have a minimum of seven days for lodgment of the notice. The article is amended to the effect that the minimum seven-day period for lodgment of the nomination notice shall commence no earlier than the day after the despatch of the notice of the meeting appointed for such election and end no later than seven days before the date of such meeting.

10. Article 107(c) (Directors may not vote where he has a material interest)

(a) Article 107(c) provides that a Director may not vote at board meeting in relation to any contract or arrangement or any other proposal where he has a material interest.

(b) The article is amended to the effect that the interest of any Associates (as defined in amended Article 2) of such Director shall also be included for determining whether such Director could vote on the relevant matter.

(c) The provisos to the general prohibition under Article 107(c) are amended to the effect that the exceptions under Articles 107(c)(i) to (iv) shall be extended to Associates of such Director.

(d) The definition of "Associates" under Articles 107(f) is deleted and replaced by the corresponding definition in Article 2.

11. Articles 163 (Annual profit and loss account and balance sheet)

Article 163 (c) is added to the effect that:

(a) subject to due compliance with the articles of association of the Company, the laws of Cayman Islands and all applicable rules and regulations, including the Listing Rules, and to obtaining all necessary consents, if any, required, the Company may send a summary financial statement derived from the Company's annual accounts, in place of a full annual report and accounts; and

(b) provided that if a recipients by notice in writing to the Company demands the Company to send to him a complete printed copy of the Company's annual accounts, Directors' report and Auditors' report.

12. Article 167 (Service of notices)

Article 167 is amended such that notice or document to Shareholders may be served, to the extent permitted by the Listing Rules and all applicable laws and regulations,

(a) by electronic means or by placing on the Company's website provided that the Company has obtained the Shareholder's prior express positive confirmation in writing to receive the same by such electronic means; or

(b) by publication on the GEM website, provided that notwithstanding any election by a Shareholder to receive any notice or document by electronic means, such Shareholder will promptly upon request be sent the corporate communication of the Company in printed form free of charge.

13. Article 170 (Choice of language)

A new article is added to the effect that where a person has consented to receive notices and other documents from the Company in English language only or the Chinese language only but not both, the Company may serve to him any notice or document in such language in accordance with his choice.

The following is a summary of the principal terms of the New Scheme to be adopted at the AGM. For the purpose of this section, references to "Board" shall mean the board of directors of the Company, references to "Employee" shall mean any full time or part time employee (including any executive and non-executive director) of the Group, references to "Participant" shall mean any Employee, proposed Employee, adviser, consultant, agent, contractor, customer and supplier of any member of the Group whom the Board in its sole discretion considers eligible for the New Scheme on the basis of his/her contribution to the development and growth of the Group unless the context otherwise requires, references to "Shares" in this section include shares in the Company of any other nominal amount as shall result from a sub-division, consolidation, reclassification or reconstruction of the share capital of the Company from time to time.

1. PARTICIPANTS OF THE NEW SCHEME

The Participants of the New Scheme to whom Options may be granted by the Board shall include any Employee, proposed Employee, consultant, adviser, agent, contractor, customer or supplier of any member of the Group whom the Board in its sole discretion considers eligible for the New Scheme on the basis of his/her contribution to the development and growth of the Group.

2. PURPOSE OF THE NEW SCHEME

The purpose of the New Scheme is to recognise and motivate the contribution of Employees and other person(s) who may make a contribution to the Group and to provide incentives and help the Company in retaining its existing Employees and recruiting additional Employees and to provide them with a direct economic interest in attaining the long term business objectives of the Company.

3. LIFE OF THE NEW SCHEME

The Company, by resolution in general meeting, or the Board may at any time terminate the operation of the New Scheme and in such event no further Option will be offered but the provisions of the New Scheme shall remain in full force and effect in all other respects. Subject to the aforesaid, the New Scheme shall be valid and effective for a period of ten (10) years commencing from the adoption of the New Scheme, after which period no further Options will be granted but the provisions of the New Scheme shall remain in full force and effect in all other respects.

4. SUBSCRIPTION PRICE

The subscription price for Shares under the New Scheme will be a price determined by the Board and notified to each Grantee but in any case will not be less than the higher of (a) the closing price of the Shares as stated in the Stock Exchange's daily quotations sheet on the date of grant, which must be a trading day; (b) the average closing price of the Shares as stated in the Stock Exchange's daily quotations sheets for the five (5) trading days immediately preceding the date of grant; and (c) the nominal value of a Share, provided that for the purpose of calculating the subscription price. Upon acceptance of the Option, the Grantee shall pay HK$1.00 to the Company by way of consideration for the grant.

5. RESTRICTION ON THE TIME OF GRANT OF OPTION

No offer of Options shall be made after a price sensitive development has occurred or a price sensitive matter has been the subject of a decision until such price sensitive information has been announced pursuant to the requirements of the GEM Listing Rules. In particular, during the period commencing one month immediately preceding the earlier of (a) the date of the board meeting for approval of the Company's quarterly, interim or annual results and (b) the deadline for the Company to publish its quarterly, interim or the annual results announcement under the GEM Listing Rules and ending on the date of the results announcement, no Option should be granted until such information has been announced pursuant to the requirements of the GEM Listing Rules.

6. MAXIMUM NUMBER OF SHARES

6.1. The Scheme Mandate Limit shall not exceed 10% of the total number of Shares in issue unless the Company obtains a fresh approval from its shareholders pursuant to 6.2 below. Options lapsed in accordance with the terms of the New Scheme or any other share option schemes of the Company under which such options are granted, as the case may be, shall not be counted for the purpose of calculating whether the Scheme Mandate Limit has been exceeded.

6.2. The Company may seek approval of the Shareholders in general meetings to renew the Scheme Mandate Limit provided that the Scheme Mandate Limit so renewed must not exceed 10% of the issued share capital of the Company at the date of the approval of the renewal by the Shareholders. Upon any such renewal, all options granted under the New Scheme and any other share option schemes of the Company (including those outstanding, cancelled, lapsed in accordance with the New Scheme and any other share option schemes of the Company and exercised options) prior to the approval of such renewal shall not be counted for the purpose of calculating whether the renewed Scheme Mandate Limit has been exceeded. In seeking the approval, the Company shall send a circular to the Shareholders.

6.3. The Company may grant Options to Participant(s) beyond the Scheme Mandate Limit if the grant of such Options is specifically approved by the Shareholders in general meeting. In seeking such approval, a circular must be sent to the Shareholders containing a generic description of the identified Participants, the number and terms of the Options to be granted, the purpose of granting Options to the identified Participants, and how these Options serve such purpose.

Notwithstanding the above, the maximum number of Shares which may be issued upon exercise of all outstanding Options granted and yet to be exercised under the New Scheme and any other share option schemes of the Company shall not exceed 30% (or such higher percentage as may be allowed under the GEM Listing Rules) of the total number of Shares in issue from time to time.

7. OPTION SHARES ENTITLED BY EACH GRANTEE

No Participant shall be granted an Option if the total number of Shares issued and to be issued upon exercise of the Options granted and to be granted (including Options exercised, cancelled and outstanding) in any 12 month period up to and including the date of grant to such Participant would exceed 1% of the Shares for the time being in issue unless the proposed grant has been approved by the Shareholders in general meeting with the proposed Grantee and his Associates abstaining from voting. A circular must be sent to the Shareholders disclosing the identity of the proposed Grantee, the number and terms of the Options granted and to be granted. The number and terms of Options to be granted to such proposed Grantee must be fixed before the shareholders approval and the date of meeting of the Board for proposing such further grant should be taken as the date of grant for the purpose of calculating the subscription price.

8. REQUIREMENTS ON GRANTING OPTIONS TO CONNECTED PERSONS

8.1. Any grant of Option to a Connected Person must be approved by the independent non-executive directors of the Company (excluding any independent non-executive director who is the Grantee of the Option).

8.2. Where any grant of Option proposed to be granted to a substantial shareholder (as defined in the GEM Listing Rules) or an independent non-executive Director or any of their respective Associates would result in the Shares issued and to be issued upon exercise of all Options already granted and to be granted (including Options exercised, cancelled and outstanding) to such person in the past twelve (12) months period up to and including the date of such grant representing an aggregate over 0.1% of the total issued share capital of the Company for the time being and having an aggregate value of HK$5 million based on the closing price of the Shares at the date of each grant, then the proposed grant of Option must be subject to approval by Shareholders on a poll in a general meeting where all Connected Persons of the Company must abstain from voting in favour at such general meeting. A shareholders' circular must be prepared by the Company explaining the proposed grant of Option, disclosing the number and terms of the Option proposed to be granted and the recommendation from the independent non-executive directors (excluding any independent non-executive director who is the Grantee of the Option) as to voting. The shareholders' approval as described above will also be required for any change in the terms of any Options granted to a substantial shareholder of the Company (as defined in the GEM Listing Rules) or an independent non-executive director of the Company or any of their respective Associates.

The requirements for the granting of Options to a director of the Company set out in 8.1 and 8.2 above shall not apply where the Participant is only a proposed executive or non-executive director of the Company.

9. DISCLOSURE OBLIGATIONS

The Company will comply with the disclosure requirements under Chapter 23 of the GEM Listing Rules, including without limitation disclosures in the annual and interim reports of the Company including details of the Options granted to the following persons: (i) each of the Connected Person; (ii) each Participant with Options granted in excess of the limit referred to in 7 above; (iii) aggregate figures for the Employees; (iv) aggregate figures for suppliers of goods or services: and (v) all other Participants as an aggregate whole.

10. TIME OF EXERCISE OF OPTION

An Option may be exercised in accordance with the terms of the New Scheme at any time during a period as the Board may determine which shall not be more than ten years from the date of grant of the Option subject to the provisions of early termination thereof and the Board may provide restrictions on the exercise of an Option during the period an Option may be exercised.

11. RIGHTS ARE PERSONAL TO GRANTEE

An Option shall be personal to the Grantee and shall not be assignable and no Grantee shall sell, transfer, charge, mortgage, encumber or create any interest in favour of any third party over or in relation to any Option.

12. RIGHTS ON CEASING EMPLOYMENT

In the event of the Grantee, being an Employee at the date of grant, ceasing to be an Employee for any reason other than his death shall not be entitled to exercise any Option after the date of cessation and all Options granted to him but not exercised shall lapse automatically after the date of such cessation, which date shall be the last actual working day with the Company or the relevant member of the Group whether salary is paid in lieu of notice or not (provided that the retirement of director(s) of the relevant member of the Group by rotation pursuant to the articles of association of such member at annual general meeting of such member who is/are re-elected at the same annual general meeting shall not be regarded as ceasing employment for the purpose of this paragraph);

13. RIGHTS ON DEATH

In the event of the death of the Grantee (provided that none of the events which would be a ground for termination of employment referred to in 14 below arises prior to the death, in the case the Grantee is an Employee at the date of grant), the legal personal representative(s) of the Grantee shall be entitled within a period of twelve (12) months from the date of death to exercise the Option up to the entitlement of such Grantee as at the date of death (to the extent which has become exercisable and not already exercised);

14. RIGHTS ON DISMISSAL

In the event the Grantee, being an Employee at the date of grant, ceases to be an Employee by reason of termination of employment on the grounds that he has been guilty of misconduct, or has committed an act of bankruptcy or has become insolvent or has made any arrangement or composition with his creditors generally, or has been convicted of any criminal offence involving his integrity or honesty or on any other ground on which an employer would be entitled to terminate his employment at common law or pursuant to any applicable laws or under the Grantee's service contract, his Option shall lapse automatically (to the extent not already exercised) on the date on which the Grantee ceases to be an Employee.

15. EFFECT OF ALTERATIONS TO CAPITAL

In the event of any alteration in the capital structure of the Company (other than an issue of Shares as consideration in respect of a transaction to which the Company is a party) pursuant to a capitalisation issue, rights issue, sub-division or consolidation of shares or reduction of capital of the Company whilst any Option remains exercisable, such corresponding alterations (if any) certified by an independent financial adviser or the auditors of the Company for the time being as fair and reasonable and in accordance with the requirements set out in this paragraph shall be made in the number of Shares subject to the Option so far as unexercised; and/or the subscription price provided that no alteration shall be made so that a Share would be issued at less than its nominal value or which would give a Grantee a different proportion of the issued share capital of the Company as that to which he was previously entitled.

16. RIGHTS ON A GENERAL OFFER

If a general offer (whether by takeover offer or scheme of arrangement or otherwise in like manner) is made to all the holders of Shares (or all such holders other than the offeror and/or any person controlled by the offeror and/or any person acting in association or concert with the offeror) and such offer becomes or is declared unconditional, the Grantee (or, as the case may be, his legal personal representatives) shall be entitled to exercise the Option in full (to the extent which has become exercisable and not already exercised) at any time within fourteen (14) days after the date on which the offer becomes or is declared unconditional.

17. RIGHTS ON WINDING UP

In the event a notice is given by the Company to its members to convene a general meeting for the purposes of considering, and if thought fit, approving a resolution to voluntarily wind-up the Company, the Company shall on the same date as or soon after it despatches such notice to each member of the Company give notice thereof to all Grantees and thereupon, each Grantee (or, as the case may be, his legal personal representatives) shall be entitled to exercise all or any of his Options at any time not later than 5:00 p.m. five (5) Business Days prior to the proposed general meeting of the Company (to the extent which has become exercisable and not already exercised) whereupon the Company shall as soon as possible and, in any event, no later than 5:00 p.m. the business day immediately prior to the date of the proposed general meeting allot the relevant Shares to the Grantee credited as fully paid.

18. RIGHTS ON A COMPROMISE OR ARRANGEMENT

If an application is made to the court (otherwise than where the Company is being voluntarily wound up) in connection with a proposed compromise or arrangement between the Company and its creditors (or any class of them) or between the Company and its members (or any class of them), the Grantee may by notice in writing to the Company within twenty-one (21) days after the date of such application, exercise the Option in full (to the extent which has become exercisable and not already exercised) or to the extent specified in such notice.

19. LAPSE OF OPTION

An Option shall lapse automatically (to the extent not already exercised) on the earliest of:

19.1. the expiry of the Option period;

19.2. the expiry of any of the periods referred to in 12, 13, 16 or 17 above;

19.3. subject to 17 above, the date of the commencement of the winding-up of the Company;

19.4. the date on which the Grantee ceases to be an Employee by reason of 14 above;

19.5. subject to the proposed compromise or arrangement becoming effective, the expiry of the period referred to in 18 above; or

19.6. the date on which the Grantee commits a breach of 11 above.

20. RANKING OF SHARES

The Shares to be allotted upon the exercise of an Option will be subject to all the provisions of the articles of association of the Company for the time being in force and will rank pari passu in all respects with the fully paid Shares in issue on the date of allotment and accordingly will entitle the holders of Options to participate in all dividends or other distributions paid or made on or after the date of allotment other than any dividend or other distribution previously declared or recommended or resolved to be paid or made with respect to a record date which shall be before the date of allotment.

21. ALTERATION TO NEW SCHEME

The Scheme may be altered in any respect by resolution of the Board except that alterations of the provisions of the New Scheme relating to (i) matters set out in Rule 23.03 of the GEM Listing Rules to the advantage of Participants; (ii) any change to the authority of the Board in relation to any alteration to the terms of the New Scheme; or (iii) the terms and conditions of the New Scheme which are of a material nature (except where such alterations take effect automatically under the existing terms of the New Scheme) shall not be made except with the prior sanction of a resolution by the Shareholders, provided that no such alteration shall operate to affect adversely the terms of issue of any Option granted or agreed to be granted prior to such alteration except with the consent or sanction in writing of such number of Grantees as shall together hold Options in respect of not less than three-fourths in nominal value of all Shares then subject to Options granted under the New Scheme.

The amended terms of the scheme or the Options must still comply with the relevant requirements of Chapter 23 of GEM Listing Rules.

22. CANCELLATION OF OPTIONS GRANTED

Any cancellation of Options granted but not exercised must be approved by the Board. Any Options cancelled cannot be re-granted.

23. PERFORMANCE TARGET

There is no performance target that a Grantee must achieve before he/she can exercise the Options except for the Options which shall be exercisable only if the performance target as imposed by the Board in its sole discretion and notified to Grantee on or before the offer date has been achieved and acknowledged by the Company.

24. CONDITIONS OF NEW SCHEME

The New Scheme is conditional upon (l) the passing of the necessary resolutions by the Shareholders in general meeting to approve and adopt the New Scheme; and (2) the GEM Listing Committee granting approval of listing of, and permission to deal in, any Shares to be issued pursuant to the exercise of Options under the New Scheme.

25. TERMINATION

The Company, by resolution in general meeting, or the Board may at any time terminate the operation of the New Scheme and in such event no further Option will be offered but in respect of any Option granted which has been granted but has not been exercised, the provisions of the New Scheme will remain in full force and effect in all other respects.

This explanatory statement contains all the information required pursuant to rule 13.08 and other relevant provisions of the GEM Listing Rules.

1. THE SHARE REPURCHASE RULES

The GEM Listing Rules permit companies whose primary listings are on GEM to repurchase their fully paid-up Shares on GEM subject to certain restrictions. In this regard, the definition of "Shares" in the GEM Listing Rules would, and where used below in this explanatory statement (including the use of the word "Share") shall (unless the context otherwise requires) include shares of all classes and securities which carry a right to subscribe or purchase shares of the Company. The most important restrictions contained in the GEM Listing Rules are summarised below:

1.1. Source of Funds

Repurchases must be funded entirely from the Company's available cash flow or working capital facilities, which will be funds legally available for the purchase in accordance with the articles of association of the Company and the applicable laws of Hong Kong and the Cayman Islands.

1.2. Exercise of the Repurchase Mandate

Exercise in full of the Repurchase Mandate, on the basis of 2,041,114,400 existing Shares of the Company in issue as at the Latest Practicable Date and on the basis that no new Shares are issued or repurchased prior to the date of the resolution approving the Repurchase Mandate, could accordingly result in up to 204,111,440 Shares being repurchased by the Company during the course of the period from the date of resolution granting the Repurchase Mandate until the earlier of the conclusion of the first annual general meeting of the Company following the passing of the said resolution or the revocation or variation of the existing repurchase mandate by Shareholders in general meeting.

1.3. Reasons for Repurchases

The Directors believe that it is in the best interests of the Company and its Shareholders to have a general authority from Shareholders to enable the Directors to repurchase Shares in the market. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net assets and/or earnings per Share and will only be made if the Directors believe that such repurchases will benefit the Company and its Shareholders.

1.4. Funding of Repurchases

In repurchasing its Shares, the Company may only apply funds legally available for such purpose in accordance with its memorandum and articles of association and the laws of the Cayman Islands. It is envisaged that the Company would derive the funds from its distributable profits for the repurchases.

As compared with the position as disclosed in the Company's most recent published audited accounts for the year ended 31 March 2004, and taking into account the current working capital position of the Company, the Directors consider that no material adverse effect on the working capital and gearing position of the Company may result in the event that the Repurchase Mandate is to be exercised in full in the period before the Repurchase Mandate expires.

The Directors however do not propose to exercise the Repurchase Mandate to such extent that in the future such repurchase would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

2. GENERAL

None of the Directors, and to the best of their knowledge having made all reasonable enquiries, any Associates of any Director, have any present intention in the event that the Repurchase Mandate is approved by Shareholders to sell any of the Shares to the Company.

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the Repurchase Mandate in accordance with the GEM Listing Rules and the applicable laws of the Cayman Islands.

If, as a result of a Share repurchase, a Shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purpose of the Takeovers Code. In certain circumstances, a Shareholder or a group of Shareholders acting in concert could as a result of increase of its or their interest, obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, the following Shareholders are interested in more than 10% of the Shares then in issue:

Name of Shareholder	Number of Shares	Approximate percentage of shareholding
Eaglemax International Investment Limited *(Note)*	397,200,000	19.46%
Mr. Lin Chien Hsin	353,000,000	17.29%
Applied Component Technology Corporation	324,340,000	15.89%

Note: Eaglemax International Investment Limited is a company wholly owned by Intelligent Management Limited as the trustee of Intelligent Management Discretionary Trust, a family discretionary trust whose objects include Mr. Wong Hoi Wong, an executive Director, together with his family and any charity in the world.

In the event that the Directors exercise in full the power to repurchase Shares in accordance with the Repurchase Mandate, the percentage shareholding of the above Shareholders in the Shares would be increased to:

Name of Shareholder	Approximate percentage of shareholding
Eaglemax International Investment Limited	21.62%
Mr. Lin Chien Hsin	19.21%
Applied Component Technology Corporation	17.66%

The Directors are not aware of any consequences which the exercise in full of Repurchase Mandate will have under the Takeovers Code. At present, so far as is known to the Directors, no Shareholder may become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code in the event that the Directors exercise the power in full to repurchase the Shares pursuant to the Repurchase Mandate. The Company will not repurchase Shares if that repurchase would result in the number of Shares which are in the hands of the public falling below 25% of the Company's issued share capital.

No Connected Person has notified the Company that he has a present intention to sell Shares to the Company, or has undertaken not to do so, if the Repurchase Mandate is approved by Shareholders.

During the 6 months preceding the date of this circular, the Company has not repurchased any Shares on GEM.

During each of the previous 12 months, the highest and lowest prices at which the Shares were traded on GEM are as follows:-

	Per Share	
	Highest	Lowest
	HK$	*HK$*
June 2003	0.045	0.019
July 2003	0.038	0.029
August 2003	0.037	0.028
September 2003	0.046	0.029
October 2003	0.032	0.024
November 2003	0.025	0.020
December 2003	0.025	0.019
January 2004	0.023	0.019
February 2004	0.033	0.021
March 2004	0.034	0.028
April 2004	0.029	0.019
May 2004	0.019	0.011

Set out below are details of the Directors who will be proposed to be re-elected at the AGM.

1. **Mr. Wong Hoi Wong**, aged 49, is an executive Director and a founder of the Group. He is also the Chief Executive Officer of the Company. Mr. Wong has over 26 years' experience in sales and marketing, in particular in electronics and computer industries. Mr. Wong was the Chairman of Association of Electronic Components Industry of Taipei from 1990 to 1993. He oversees the sales and marketing strategies of the Group. Mr. Wong graduated from the Department of Industrial Management of Tamsui Oxford College in Taiwan with a diploma.

   Eaglemax International Investment Limited holds approximately 19.46% of the issued share capital of the Company. Eaglemax International Investment Limited is a company wholly owned by Intelligent Management Limited as the trustee of Intelligent Management Discretionary Trust, a family discretionary trust whose objects include Mr. Wong Hoi Wong, his family and any charity in the world. Mr. Wong is deemed to be interested in approximately 19.46% of the issued share capital of the Company. Mr. Wong currently holds share options issued by the Company pursuant to its share option scheme (adopted on 6 July 2001) upon the exercise of which an aggregate of 1,819,014 Shares will be issued. Save as disclosed herein, Mr. Wong does not have interest in the shares of the Company which is required to be disclosed under Part XV of the Securities and Futures Ordinance or any relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company.

   In the financial year ended 31 March 2004, Mr. Wong received a total emolument of HK$1,127,000. Subject to the appointment by the Shareholders at the AGM, Mr. Wong's term of service with the Company will be a fixed term of three years subject to the retirement by rotation pursuant to the articles of association of the Company and the emolument of Mr. Wong will be determined by the Board with reference to his qualification and experience, responsibilities to be undertaken, and the prevailing market level of remuneration of executives of similar position.

2. **Ms. Li Zhe**, aged 34, is a qualified PRC lawyer. Ms. Li graduated with a Bachelor's Degree in Economic Law from Zhongshan University, the PRC, a Master's Degree of Business Administration from Murdoch University, Australia and a Postgraduate Diploma in Law from the Manchester Metropolitan University of the United Kingdom. Ms. Li has served a number of law firms in the PRC and Hong Kong. She was appointed as an independent non-executive Director of the Company in July 2001. Ms. Li is not connected with the Directors, senior management, substantial shareholders or controlling shareholders of the Company. She does not have interest in the shares of the Company which is required to be disclosed under Part XV of the Securities and Futures Ordinance.

   Subject to the re-appointment by the Shareholders at the AGM, Ms. Li will hold the office until the conclusion of the next annual general meeting following the AGM and the emolument of Ms. Li will be determined by the Board with reference to her qualification and experience, responsibilities to be undertaken, and the prevailing market level of remuneration of executives of similar position.

3. **Mr. Ko Ming Tung, Edward**, aged 43, is a solicitor and partner of Messrs. Alfred Lam, Keung & Ko. He holds a Bachelor of Laws Degree and is a member of The Law Society of Hong Kong. Mr. Ko has been practicing as a solicitor in Hong Kong for more than 13 years. Mr. Ko was appointed as an independent non-executive Director of the Company in January 2004. Mr. Ko is also independent non-executive director of U-Cyber Technology Holdings Limited, Sinochem Hong Kong Holdings Limited and Guo Xin Group Limited. Mr. Ko is not connected with the Directors, senior management, substantial shareholders or controlling shareholders of the Company. He does not have interest in the shares of the Company which is required to be disclosed under Part XV of the Securities and Futures Ordinance.

   Subject to the re-appointment by the Shareholders at the AGM, Mr. Ko will hold the office until the conclusion of the next annual general meeting following the AGM and the emolument of Mr. Ko will be determined by the Board with reference to his qualification and experience, responsibilities to be undertaken, and the prevailing market level of remuneration of executives of similar position.

THIZ TECHNOLOGY GROUP LIMITED

即時科研集團有限公司*

(incorporated in the Cayman Islands with limited liability)

(Stock code: 8119)

NOTICE IS HEREBY GIVEN that the annual general meeting of the Company shall be held at Unit 502-505, 5/F, Tower 3, Enterprise Square, 9 Sheung Yuet Road, Kowloon Bay, Kowloon, Hong Kong at 2:30 p.m. on 28 July 2004 to transact the following ordinary businesses:

1. To receive and consider the consolidated audited financial statements and the reports of the directors and auditors for the year ended 31 March 2004.

2. To re-elect the retiring directors and authorise the board of directors to fix their remuneration.

3. To re-appoint auditors and authorise the board of directors to fix their remuneration.

To consider by way of special business, and if thought fit, to pass with or without amendments the following resolutions:

As Ordinary Resolution

4. "**THAT** the authorized share capital of the Company be and is hereby increased from HK$50,000,000 to HK$80,000,000 by creation of 3,000,000,000 additional shares of HK$0.01 each in the capital of the Company."

As Special Resolution

5. "**THAT** the new memorandum and articles of association (the "New M&A") of the Company, a copy of which has been submitted to the meeting marked "A" signed for identification purpose by the Chairman thereof, be and is hereby approved and adopted (including without limitation the creation of a new class of convertible non-voting preference share (the "Preference Share") having rights, privileges and restrictions set out in Article 3B of the New M&A) in substitution for the existing memorandum and articles of association of the Company and the directors of the Company (the "Directors") be and are hereby authorized to do all things to implement the adoption of the New M&A."

* *For identification purpose only*

As Ordinary Resolutions

6. "**THAT** subject to and conditional on the Listing Committee of The Stock Exchange of Hong Kong Limited ("Listing Committee") granting approval of the listing of and permission to deal in, the ordinary shares of the Company to be issued pursuant to the exercise of options granted under the new share option scheme ("New Scheme"), a copy of which has been produced to this meeting marked "B" signed for identification purpose by the chairman, the terms of the New Scheme be and are hereby approved and adopted and that the Directors be and are hereby authorized to grant options thereunder, to subscribe for the ordinary shares and to allot, issue, distribute and deal in the Shares pursuant to the exercise of options granted under the New Scheme and to execute such documents and take all such steps as may be necessary or desirable to implement the New Scheme and the Directors may vote in respect of any resolution under or affecting the New Scheme notwithstanding any interest of any of the Directors thereunder."

7. "**THAT** conditional on the passing of Ordinary Resolution No. 6 hereinabove, the share option scheme adopted by the Company on 6 July 2001, the principal terms of which are summarised in the paragraph headed "Share Option Scheme" in Appendix IV to the prospectus of the Company dated 20 July 2001, be and is hereby terminated with immediate effect provided that options which have been granted and remain outstanding shall continue to be exercisable in accordance with their terms of issue and the provisions of Chapter 23 of the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited (the "GEM Listing Rules")."

8. "**THAT**:

8.1. subject to paragraph 8.3 of this Resolution, and pursuant to the GEM Listing Rules, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers be and the same be and is hereby generally and unconditionally approved;

8.2. the approval in paragraph 8.1 of this Resolution shall be in addition to any other authorization given to the Directors and shall authorize the Directors during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

8.3. the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to options or otherwise) by the Directors pursuant to the approval in paragraph 8.1 of this Resolution, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined); or (ii) the grant or exercise of any option under the option scheme of the Company or any other option, scheme or similar arrangement for the time being adopted for the grant or issue to officers and/ or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company; or (iii) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association of the Company in force from time to time; or (iv) any issue of shares in the Company upon the exercise of rights of subscription or conversion under the terms of any existing warrants of the Company or any existing securities of the Company which carry rights to subscribe for or are convertible into shares of the Company, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue at the date of the passing of this resolution and the authority pursuant to paragraph 8.1 of this Resolution shall be limited accordingly; and

8.4. for the purpose of this Resolution, "Relevant Period" means the period from the date of the passing of this Resolution until whichever is the earliest of:

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by the Memorandum and Articles of Association of the Company, or any other applicable law of the Cayman Islands to be held; and

(c) the passing of an ordinary resolution by the shareholders of the Company in general meeting revoking or varying the authority given to the Directors by this Resolution.

"Rights Issue" means an offer of shares in the Company, or offer or issue of warrants, options or other securities giving rights to subscribe for shares open for a period fixed by the Directors to holders of shares in the Company on the register on a fixed record date in proportion to their holdings of shares (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements, or having regard to any restrictions or obligations under the laws of, or the requirements of, or the expense or delay which may be involved in determining the existence or extent of any restrictions or obligations under the laws of, or the requirements of, any jurisdiction applicable to the Company, or any recognized regulatory body or any stock exchange applicable to the Company)."

9. "**THAT**:

9.1. subject to paragraph 9.2 of this Resolution, the exercise by the Directors during the Relevant Period (as defined in Resolutions 8.4 set out in the Notice of this Meeting) of all powers of the Company to purchase its shares on The Growth Enterprise Market of The Stock Exchange of Hong Kong Limited or any other stock exchange on which the shares of the Company may be listed and recognized by the Securities and Futures Commission and The Stock Exchange of Hong Kong Limited for such purpose, and otherwise in accordance with the rules and regulations of the Securities and Futures Commission, The Stock Exchange of Hong Kong Limited or of any other stock exchange as amended from time to time and all applicable laws in this regard, be and the same is hereby generally and unconditionally approved;

9.2. the aggregate nominal amount of shares of the Company which may be purchased by the Company pursuant to the approval in paragraph 9.1 of this Resolution during the Relevant Period shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of the passing of this Resolution and the authority pursuant to paragraph 9.1 of this Resolution shall be limited accordingly;" and

10. "**THAT** conditional upon Ordinary Resolutions nos. 8 and 9 above being passed, the unconditional general mandate granted to the Directors of the Company to allot, issue and deal with additional shares and to make or grant offers, agreements and options which might require the exercise of such powers pursuant to Resolution no. 8 above be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted pursuant to Resolution no. 9 above, provided that such amount shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company at the date of the passing of the said resolution."

By Order of the Board
Thiz Technology Group Limited
Chan Sai Yan
Company Secretary

Hong Kong, 7 July 2004

Principal place of business:
Unit 502-505, 5/F, Tower 3
Enterprise Square, 9 Sheung Yuet Road
Kowloon Bay, Kowloon
Hong Kong

Notes:–

1) A member who is a holder of two or more shares of the Company, and who is entitled to attend and vote at the Annual General Meeting is entitled to appoint more than one proxy or a duly authorised corporate representative to attend and vote in his stead. A proxy need not be a member of the Company. Completion and return of the form of proxy will not preclude a member from attending the Annual General Meeting and voting in person. In such event, his form of proxy will be deemed to have been revoked.

2) A form of proxy for the Annual General Meeting is enclosed. In order to be valid, the form of proxy together with the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of such power or authority, must be deposited at the branch share registrar of the Company in Hong Kong, Tengis Limited, at G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not less than 48 hours before the time for holding the Annual General Meeting or any adjournment thereof.

3) With regard to items 4 and 8 above, the Directors wish to state that where the market condition is favourable and suitable investor(s) can be identified they will issue the Preference Shares to prospective investor(s) in the near future but they have no immediate plans to issue any new ordinary shares of the Company save and except any ordinary shares that fall to be issue upon the exercise of any Preference Shares to be issued by the Company.

4) As at the date hereof, the board of Directors is composed of Lin Chien Hsin, Wong Hoi Wong and Wanzi Huang as executive Directors, and Li Zhe and Ko Ming Tung, Edward as independent non-executive Directors.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Thiz Technology Group Limited, you should at once hand this circular to the purchaser or other transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the content of this circular.

This circular is for information purposes only and does not constitute an offer or invitation to acquire, purchase or subscribe for securities of Thiz Technology Group Limited.

THIZ TECHNOLOGY GROUP LIMITED
(即時科研集團有限公司)*

(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 8119)

DISCLOSEABLE TRANSACTION
ISSUE OF UNLISTED CONVERTIBLE NOTES

This circular will remain on the GEM website at http://www.hkgem.com on the "Latest Company Announcements" page for at least seven days from the date of its posting.

19 April 2004

* *for identification purpose only*

CHARACTERISTICS OF GEM

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the Main Board and no assurance is given that there will be a liquid market in the securities traded on GEM.

The principal means of information dissemination on GEM is publication on the Internet website operated by the Stock Exchange. Listed companies are not generally required to issue paid announcements in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website at http://www.hkgem.com in order to obtain up-to-date information on GEM-listed issuers.

CONTENTS

	Page
DEFINITIONS	1
LETTER FROM THE BOARD	
INTRODUCTION	3
THE SUBSCRIPTION AGREEMENT	4
CONDITION OF THE SUBSCRIPTION AGREEMENT	4
COMPLETION	4
PRINCIPAL TERMS OF THE NOTES	4
SUBSCRIBERS	7
UNDERTAKING	7
SHAREHOLDING STRUCTURE	8
REASONS FOR THE SUBSCRIPTION	8
APPLICATION FOR LISTING	9
APPENDIX – GENERAL INFORMATION	10

In this circular, the following expressions have the following meanings unless the context otherwise requires:

"Announcement"	the announcement of the Company dated 29 March 2004 in respect of the Subscription Agreement and the issue of the Notes
"associates"	has the meaning ascribed to it in the GEM Listing Rules
"Board"	the board of Directors
"Business Day"	a day (other than Saturday) on which banks in Hong Kong are open to conduct business generally
"Company"	Thiz Technology Group Limited, a company incorporated in the Cayman Islands with limited liability whose issued Shares are listed on GEM
"Completion"	completion of the Subscription
"Conversion Price"	initially HK$0.036 per Conversion Share
"Conversion Rights"	the rights granted to the Noteholder(s) under the terms of the Notes to fully or partially convert the Notes into Shares
"Conversion Shares"	up to 277,777,777 Shares to be issued upon conversion of the Notes in full at the Conversion Price
"Directors"	the directors of the Company
"GEM"	the Growth Enterprise Market of the Stock Exchange
"GEM Listing Rules"	the Rules Governing the Listing of Securities on GEM
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong for the time being
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Latest Practicable Date	14 April 2004, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information for inclusion in this circular

"Maturity Date"	25 March 2007
"Net Tangible Assets"	the unaudited net tangible assets of the Group as at 31 December 2003
"Noteholder(s)"	holder(s) of the Notes
"Notes"	the convertible notes of an aggregate principal value of HK$10,000,000, due at the Maturity Date, to be issued by the Company to the Subscribers under the Subscription Agreement
"SFO"	Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong)
"Share(s)"	ordinary share(s) of nominal value of HK$0.01 each in the issued share capital of the Company
"Shareholder(s)"	shareholders of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subscribers"	Mr. Ma Joen Hsian Ms. Chen Jung Fang Mr. Chang Jui Min Ms. Hsia I-Hung Ms. Lee Jui Ching Mr. Wei Ta Sen
"Subscription"	the subscription of the Notes by the Subscribers under the Subscription Agreement
"Subscription Agreement"	the conditional subscription agreement dated 26 March 2004, entered into between the Company and the Subscribers for the subscription of the Notes
"%"	per cent

THIZ TECHNOLOGY GROUP LIMITED
(即時科研集團有限公司)*

(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 8119)

Executive Directors:
Lin Chien Hsin *(Chairman)*
Wong Hoi Wong
Wanzi Huang

Independent non-executive Directors:
Li Zhe
Ko Ming Tung, Edward

Registered office:
Ugland House, South Church Street
P.O. Box 309, George Town
Grand Cayman, Cayman Islands
British West Indies

Head office and principal lace of business in Hong Kong:
Unit 2-5, 5/F., Tower 3
Enterprise Square
9 Sheung Yuet Road
Kowloon Bay, Kowloon
Hong Kong

19 April 2004

To the Shareholders

Dear Sirs or Madams,

DISCLOSEABLE TRANSACTION
ISSUE OF UNLISTED CONVERTIBLE NOTES

INTRODUCTION

On 26 March 2004, the Company and the Subscribers entered into a conditional Subscription Agreement for the subscription of the Notes with an aggregate principal value of HK$10,000,000.

The value of the Notes exceeds 15% but not more than 50% of the Net Tangible Assets and constitutes a discloseable transaction of the Company under the GEM Listing Rules (as at the date of the Subscription Agreement). The purpose of this circular is to provide you with information on the Subscription Agreement and the Notes in compliance with the GEM Listing Rules.

* *for identification purpose only*

THE SUBSCRIPTION AGREEMENT

Pursuant to the conditional Subscription Agreement dated 26 March 2004, the Subscribers have agreed to subscribe for the Notes with an aggregate principal value of HK$10,000,000. The principal terms of the Notes are set out in the section headed "Principal Terms of the Notes" below.

CONDITION OF THE SUBSCRIPTION AGREEMENT

The Completion is conditional on the fulfillment of the condition that the Stock Exchange granting the listing of and the permission to deal in the Conversion Shares on GEM.

In the event that the aforementioned condition is not fulfilled by 25 April 2004, being 30th day after the date of the Subscription Agreement (or such later date agreed by the Company and the Subscribers in writing), the Subscription Agreement will automatically lapse.

COMPLETION

The Completion will take place on the third Business Day following the fulfillment of the condition set out under the section headed "Condition of the Subscription Agreement" above. The Notes will be issued by the Company at the Completion. The subscription monies of the Notes will be paid in cash by the Subscribers upon the Completion.

PRINCIPAL TERMS OF THE NOTES

The principal terms of the Notes are summarised as follows:

Issuer: the Company

Principal value of the Notes: HK$10,000,000 in aggregate, to be subscribed for by the following Subscribers and amounts:

Mr. Ma Joen Hsian	HK$2,100,000
Ms. Chen Jung Fang	HK$2,700,000
Mr. Chang Jui Min	HK$500,000
Ms. Hsia I-Hung	HK$3,000,000
Ms. Lee Jui Ching	HK$1,200,000
Mr. Wei Ta Sen	HK$500,000

Interest: The Notes bear an interest of 2.5% per annum on the aggregate principal value outstanding from time to time, payable on the Maturity Date. Where a part or the whole of the principal amount of a Note is converted into the Conversion Shares, interest on such amount shall be payable within 14 Business Days after the day on which the relevant conversion notice is served by the Noteholder.

Maturity Date: 25 March 2007

Conversion Period: The Subscribers have the rights to convert the full amount of the principal value of the Notes or part thereof into Conversion Shares at the Conversion Price during the period from the date of issue of the Notes to the Maturity Date in amounts of not less than HK$500,000 on each conversion, save that if at any time, the principal outstanding amount of the Note is less than HK$500,000, the whole (but not part only) of the principal outstanding amount of the Note may be converted.

Conversion Price: The Conversion Price of HK$0.036 per Share (subject to adjustment of Conversion Price according to the terms of the Notes when events giving rise to adjustment occur including subdivision or consolidation of Shares, bonus issues, capital reduction, rights issues and other events which have diluting effects on the issued share capital of the Company) represents (i) a premium of approximately 28.6% to the closing price of HK$0.028 per Share on GEM on 26 March 2004, being the last trading day prior to the date of the Announcement and a premium of approximately 63.6% to the closing price of HK$0.022 per Share on GEM on the Latest Practicable Date; (ii) a premium of approximately 20.8% to the average closing price of approximately HK$0.0298 per Share on GEM during the 10 trading days ended 26 March 2004 and a premium of approximately 44% to the average closing price of approximately HK$0.025 per Share on GEM during the 10 trading days ended at the Latest Practicable Date; and (iii) a premium of approximately 177% to the unaudited consolidated net tangible assets of the Company of approximately 1.30 cents per Share as at 31 December 2003.

The Conversion Price was determined on an arm's length basis between the Company and the Subscribers with reference to the prevailing Share prices for the current months and the net asset value of the Company.

Conversion Shares:	Based on the Conversion Price, a maximum number of 277,777,777 Conversion Shares will be issued by the Company to the Noteholder(s) pursuant to the full conversion of the Notes. The maximum number of Conversion Shares represents approximately 13.6% of the issued share capital of the Company as at the date of the Announcement and 11.98% of the enlarged issued share capital of the Company following the full conversion of the Notes. The Conversion Shares will be issued pursuant to the general mandate to issue Shares grant by the Shareholders in the annual general meeting held on 30 July 2003.
Transferability:	The Notes are transferable from the Noteholder(s) to other party(ies) in the full amount of the principal value of the Notes or part thereof. However, any transfer of the Notes is subject to the prior written consent of the board of directors of the Company.
Redemption:	No early redemption by the Company or the Noteholder(s) is allowed prior to Maturity Date.
Listing:	No application will be made for the listing of and permission to deal in the Notes on GEM or any other stock exchange.

The Company will notify the Stock Exchange immediately upon the conversion of the Notes or the transfer of the Notes (under which the Company will state any of the entities involved is a connected person of the Company (as defined in the GEM Listing Rules)).

The terms of the Notes were negotiated on an arm's length basis between the Company and the Subscribers. The Directors consider that the terms of the Notes are fair and reasonable and the issue of the Notes is in the interest of the Company and its Shareholders as a whole. Any alterations in the terms of the Notes after issue will be subject to the approval of the Stock Exchange, except where the alteration takes effect automatically under the terms of the Notes.

SUBSCRIBERS

The Subscribers are private investors and ordinary citizens of Taiwan and are independent of and not connected with any directors, chief executive, substantial shareholders or management shareholders of the Company and any of their respective associates (as defined under the GEM Listing Rules). As at the date of the Announcement, Mr. Ma Joen Hsian, Ms. Chen Jung Fang, Mr. Chang Jui Min and Ms. Lee Jui Ching are Shareholders, holding 48,612,770 Shares, 6,076,596 Shares, 80,000,00 Shares and 48,612,770 Shares respectively (and representing 2.38%, 0.30%, 3.92% and 2.38% respectively of the issue share capital of the Company as of the date of the Announcement). As at the date of the Announcement, the authorized share capital of the Company is HK$50,000,000 divided into 5,000,000,000 Shares of HK$0.01 each and the total issued and fully paid capital of the Company is HK$20,411,144 divided into 2,041,114,400 Shares of HK$0.01 each. Assuming that no other Shares are issued or repurchased by the Company (save and except the Conversion Shares), upon full conversion of the Notes by the Subscribers, the number of Shares and the shareholdings as a percentage of the enlarged issued share capital of the Company will be as follows:

Name of Shareholder	Number of Shares held immediately after the full conversion of the Notes	Percentage of Shareholding immediately after the full conversion of the Notes
Mr. Ma Joen Hsian	106,946,103	4.98%
Ms. Chen Jung Fang	81,076,596	3.82%
Mr. Chang Jui Min	93,888,889	4.40%
Ms. Hsia I-Hung	83,333,333	3.92%
Ms. Lee Jui Ching	81,946,103	3.86%
Mr. Wei Ta Sen	13,888,889	0.68%

The Directors, having made all reasonable enquiries based on the information up to the Latest Practicable Date, confirm that, to the best of their knowledge and belief, the issue of the Notes to the Subscribers will not result in a change in control of the Company.

UNDERTAKING

Pursuant to the Subscription Agreement, the Subscribers specifically undertake in favour of the Company that they will not exercise any of the conversion rights in and under the Notes if immediately after such conversion there shall be less than 25%, the prescribed minimum percentage of securities of the Company in the hands of the public within the meaning of Rule 11.23 of the GEM Listing Rules by reason of such conversion.

SHAREHOLDING STRUCTURE

The shareholding structure of the Company as at the date of the Announcement and immediately after the full conversion of the Notes is set out below.

Name of Shareholder	Number of Shares held as at the date of the Announcement	Percentage of Shareholding as at the date of the Announcement	Number of Shares held immediately after the full conversion of the Notes	Percentage of Shareholding immediately after the full conversion of the Notes
Eaglemax International Investment Limited *(Note 1)*	397,200,000	19.46	397,200,000	17.13
Ms. Wanzi Huang *(Note 2)*	86,459,000	4.24	86,459,000	3.72
Mr. Lin Chien Hsin *(Note 2)*	353,000,000	17.29	353,000,000	15.22
Applied Component Technology Corporation	324,340,000	15.89	324,340,000	13.99
Subscribers	183,302,136	8.98	461,079,913	19.88
Other public Shareholders	696,813,264	34.14	696,813,264	30.06
Total	2,041,114,400	100	2,318,892,177	100

Note 1: *Eaglemax International Investment Limited is a company wholly owned by Intelligent Management Limited as the trustee of Intelligent Management Discretionary Trust, a family discretionary trust whose objects include Mr. Wong Hoi Wong, an executive Director, together with his family and any charity in the world.*

Note 2: *Ms. Wanzi Huang and Mr. Lin Chien Hsin are both executive Directors.*

REASONS FOR THE SUBSCRIPTION

The Board is of the view that the Subscription is a great opportunity for the Company to further enlarge its capital base. Through the Subscription, the Company will be able to further strengthen its financial position and to better prepare the Group to meet the expected future growth. It is estimated that the net proceeds from the Subscription will amount to approximately HK$10,000,000. The proceeds will be used (i) partly to repay the outstanding Director's loan from Mr. Wong Hoi Wong in the sum of HK$1,200,000; (ii) partly to repay certain creditors' loans in the sum of HK$4,800,000; and (iii) the reminder in the sum of HK$4,000,000 as additional general working capital for the Group.

APPLICATION FOR LISTING

Application will be made by the Company to the Stock Exchange to grant the listing of and permission to deal in the Conversion Shares on GEM. No application will be made for the listing of the Notes on GEM or any other stock exchange.

Yours faithfully,
By order of the Board
Thiz Technology Group Limited
Lin Chien Hsin
Chairman

1. RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief:

(a) the information contained in this circular is accurate and complete in all material respects and is not misleading;

(b) there are no other facts the omission of which would make any statement in this circular misleading; and

(c) all opinions expressed in this circular have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

2. DISCLOSURE OF INTERESTS

(A) Directors' and Chief Executive's Interests in Shares

As at the Latest Practicable Date, the interests (including interests in shares and short positions) of the Directors and chief executive of the Company and their respective associates in shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they were taken or deemed to have under such provisions of the SFO), or which were recorded in the register required to be kept by the Company under Section 352 of the SFO, or which were required, pursuant to Rules 5.40 to 5.58 of the GEM Listing Rules, relating to securities transactions by the Directors, to be notified to the Company and the Stock Exchange, were as follows:

(i) Long Positions in the Shares

Name of Director	Type of interest	Total number of shares held	Percentage of shareholding
Mr. Lin Chien Hsin	Personal	353,000,000	17.29%
Mr. Wong Hoi Wong *(Note)*	Other	397,200,000	19.46%
Ms. Wanzi Huang	Personal	86,459,000	4.24%

Note: These 397,200,000 shares are held by Eaglemax International Investment Limited, a company wholly owned by Intelligent Management Limited as the trustee of Intelligent Management Discretionary Trust, a family discretionary trust the objects of which include Mr. Wong Hoi Wong and his family and any charity in the world.

(ii) Long Positions in Underlying Shares of Equity Derivatives of the Company

The Company adopted the Share Option Scheme on 6 July 2001, pursuant to which it may grant options to full-time employees of the Group including executive Directors of the Company to subscribe for shares in the Company:

Name of Director	Type of interest	Date of grant	Exercise price per share HK$	Exercisable period	Number of ordinary shares eligible for subscription under options granted and outstanding as at 31 December 2003
Mr. Wong Hoi Wong	Personal	21 November 2001	0.315	30 June 2002 to 29 June 2012	1,640,000
Ms. Wanzi Huang	Personal	21 November 2001	0.315	30 June 2002 to 29 June 2012	16,540,000

Save as disclosed above, as at the Latest Practicable Date, none of the Directors, chief executive of the Company and their respective associates had any other interest or short positions in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of the SFO (including interests or short positions which they were taken or deemed to have under such provisions of the SFO), or which were recorded in the register required to be kept by the Company under Section 352 of the SFO, or which were required, pursuant to Rules 5.40 to 5.58 of the GEM Listing Rules, relating to securities transactions by the Directors, to be notified to the Company and the Stock Exchange.

(B) **Substantial Shareholders**

As at the Latest Practicable Date, so far is known to the Directors, save as the following persons (not being a Director or a chief executive of the Company), there was no person who had an interest and/or a short position in the shares and/or underlying shares of the Company which would fall to be disclosed to the Company and the Stock Exchange pursuant to the provisions of Divisions 2 and 3 of Part XV of the SFO and/or required to be entered in the register maintained by the Company pursuant to Section 336 of the SFO and/or were directly or indirectly interested in 5% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the Company:

Name of Shareholder	Nature of interest	Number of ordinary shares held	Percentage of shareholding
Eaglemax International Investment Limited *(Note)*	Corporate	397,200,000	19.46%
Applied Component Technology Corporation	Corporate	324,340,000	15.89%

Note: These 397,200,000 shares are held by Eaglemax International Investment Limited, a company wholly owned by Intelligent Management Limited as the trustee of Intelligent Management Discretionary Trust, a family discretionary trust the objects of which include Mr. Wong Hoi Wong and his family and any charity in the world.

(C) **Management Shareholders**

Save for the interests disclosed above in respect of the Directors, chief executive and their associates, the Directors are not aware of any person who, as at the Latest Practicable Date, was entitled to exercise or control the exercise of 5% or more of the voting power at general meetings of the Company and who was able, as a practical matter, to direct or influence the management of the Company.

3. COMPETING INTERESTS

As at the Latest Practicable Date, so far as the Directors were aware of, none of the Directors or the management shareholders (as defined in the GEM Listing Rules) of the Company or their respective associates had any interest in a business which competed or might compete with businesses of the Group pursuant to Rule 11.04 of the GEM Listing Rules.

4. LITIGATION

As at the Latest Practicable Date, no member of the Group was engaged in any litigation or arbitration of material importance and no litigation or claim of material importance was known to the Directors to be pending or threatened against any member of the Group.

5. SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had a service contract with the Company which is not determinable by the Company within one year without payment of compensation, other than statutory compensation.

For the financial year ended 31 March 2003, the aggregate emoluments paid by the Group to the Directors were approximately HK$2.12 million.

6. GENERAL

(a) The Group is a developer and provider of a range of Linux solutions including Linux operating systems, application systems run on Linux and related services such as software installation, training and education.

(b) The registered office of the Company is at Ugland House, South Church Street, P.O. Box 309, George Town, Grand Cayman, Cayman Islands, British West Indies.

(c) The head office and principal place of business of the Company in Hong Kong is at Unit 502-505, 5/F., Tower 3, Enterprise Square, 9 Sheung Yuet Road, Kowloon Bay, Kowloon, Hong Kong.

(d) The Company's branch share registrar and transfer office in Hong Kong is Tengis Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong.

(e) The company secretary and qualified accountant of the Company is Mr. Chan Sai Yan. Mr. Chan is an Associate Member of Association of Chartered Certified Accountants.

(f) The compliance officer of the Company is Mr. Wong Hoi Wong.

(g) The Company has established an audit committee in August 2001 with compliance with Rule 5.23 and 5.25 of the GEM Listing Rules. The duties of the audit committee are to review and to provide supervision over the financial reporting process and internal control system of the Group. The audit committee of the Company comprises the two independent non-executive Directors, Ms. Li Zhe and Mr. Ko Ming Tung, Edward. The chairman of the audit committee is Ms. Li Zhe.

Ms. Li Zhe, aged 33, is a qualified PRC lawyer. Ms. Li graduated with a Bachelor's Degree in Economic Law from Zhongshan University, the PRC, a Master's Degree of Business Administration from Murdoch University, Australia and a Postgraduate Diploma in Law from the Manchester Metropolitan University of the United Kingdom. Ms. Li has served a number of law firms in the PRC and Hong Kong. She was appointed as an independent non-executive Director in July 2001.

Mr. Ko Ming Tung, Edward, aged 43, is a solicitor and a partner of Messrs. Alfred Lam, Keung & Ko. He holds a Bachelor of Laws Degree and is a member of the Law Society of Hong Kong. Mr. Ko was appointed as an independent non-executive Director in January 2004.

THIS PROSPECTUS IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this Prospectus (as defined herein) or as to the action to be taken, you should consult your stockbroker or other licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in the Company, you should at once hand this Prospectus with the accompanying provisioned allotment letter and form of application for excess Rights Shares (as defined herein), to the purchaser or transferee, or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

THIZ TECHNOLOGY GROUP LIMITED
(即時科研集團有限公司)*

(incorporated in the Cayman Islands with limited liability)

DISCLOSEABLE TRANSACTION
RIGHTS ISSUE
OF 395,054,400 RIGHTS SHARES TO QUALIFYING SHAREHOLDERS ON THE BASIS OF SIX RIGHTS SHARES FOR EVERY TWENTY-FIVE EXISTING SHARES HELD AT A SUBSCRIPTION PRICE OF HK$0.023 PER RIGHTS SHARE

Financial adviser

CAPITAL

CSC Asia Limited

Underwriter

CAPITAL

CSC Securities (HK) Limited

It should be noted that the Underwriting Agreement (as defined herein) in respect of the Rights Issue (as defined herein) contains detailed events which may cause the Underwriting Agreement to be terminated. These events are set out in the paragraph headed "Termination of the Underwriting Agreement" on pages 4 to 5 of this Prospectus. If the Underwriting Agreement is terminated, the Rights Issue will not proceed.

The Shares (as defined herein) have been dealt with on an ex-rights basis from Wednesday, 24th September, 2003. The Rights Shares will be dealt in their nil-paid form from Friday, 3rd October, 2003 to Monday, 13th October, 2003 (both dates inclusive). If the Underwriter (as defined herein) terminates the Underwriting Agreement (see the paragraph headed "Termination of the Underwriting Agreement" in this Prospectus) at any time before 4:00 p.m. on Thursday, 23rd October, 2003, being the day immediately preceding the date of allotment of the fully paid Rights Shares (which is expected to be Friday, 24th October, 2003) or the conditions of the Rights Issue (see the paragraph leaded "Conditions of the Rights Issue" on page 16 of this Prospectus) cannot be fulfilled, the Rights Issue will not proceed. The latest time for acceptance of, and payment for, the Rights Shares and application for excess Rights Shares is 4:00 p.m. on Thursday, 16th October, 2003.

Any person dealing in the Shares, or dealing in the Rights Shares in their nil-paid form between Friday, 3rd October, 2003 to Monday, 13th October, 2003, will bear the risk that the Rights Issue may not become unconditional and may not proceed.

This Prospectus will remain on the GEM website at *www.hkgem.com* on the "Latest Company Announcements" page for at least 7 days from the date of its posting.

30th September, 2003

CHARACTERISTICS OF GEM

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which these companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the main board of the Stock Exchange and no assurance is given that there will be a liquid market in the securities traded on GEM.

The principal means of information dissemination on GEM is publication on the internet website operated by the Stock Exchange. GEM-listed companies are not generally required to issue paid announcements in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website in order to obtain up-to-date information on GEM-listed issuers.

CONTENTS

	Page
DEFINITIONS	1
TERMINATION OF THE UNDERWRITING AGREEMENT	4
SUMMARY OF THE RIGHTS ISSUE	6
EXPECTED TIMETABLE	7
LETTER FROM THE BOARD	8
APPENDIX I – FINANCIAL INFORMATION OF THE GROUP	22
APPENDIX II – GENERAL INFORMATION	53

In this Prospectus, unless the context otherwise requires, the following expressions have the following meanings:

"ACTC"	Applied Component Technology Corporation, the shares of which are listed on the over-the-counter securities exchange in Taiwan
"Announcement"	the Company's announcement dated 10th September, 2003 relating to the Rights Issue
"Board"	the board of Directors
"Business Day"	a day (other than Saturday) on which banks are generally open for business in Hong Kong and any day on which a tropical cyclone warning signal no. 8 or above is hoisted or remains hoisted between 9:00 a.m. and 12:00 noon and is not lowered at or before 12:00 noon, or on which a black rainstorm warning signal is hoisted or remains in effect between 9:00 a.m. and 12:00 noon and is not discontinued at or before 12:00 noon
"CCASS"	the Central Clearing and Settlement System established and operated by HKSCC
"Company"	Thiz Technology Group Limited, a company incorporated in the Cayman Islands with limited liability, the Shares of which are listed on GEM
"Convertible Notes"	the convertible notes issued by the Company with principal amounts of HK$4,000,000 which are convertible into 100,000,000 Conversion Shares at a conversion price of HK$0.04 per Share
"Conversion Shares"	the new Shares to be issued by the Company to the holder(s) of the Convertible Notes should the holder(s) exercise the conversion rights attaching thereto. Based on the conversion price of HK$0.04 per Share, a maximum number of 100,000,000 Conversion Shares will be issued pursuant to the full conversion of the Convertible Notes
"Directors"	the directors of the Company
"EIIL"	Eaglemax International Investment Limited, an investment holding company incorporated in the British Virgin Islands on 8th February, 2001 and is wholly owned by Intelligent Management Limited as the trustee of Intelligent Management Discretionary Trust, a family discretionary trust whose objects include Mr. Wong, an executive Director, together with his family and any charity in the world

"Excluded Shareholders"	shareholders whose names appear on the register of members of the Company as at the close of the business on the Record Date and whose addresses as shown on such register are outside Hong Kong
"GEM"	the Growth Enterprise Market of the Stock Exchange
"GEM Listing Rules"	the Rules Governing the Listing of Securities on GEM
"Group"	the Company and its subsidiaries
"HKSCC"	Hong Kong Securities Clearing Company Limited
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Last Trading Day"	9th September, 2003, being the last trading day of the Shares on the Stock Exchange prior to the date of the Announcement
"Latest Acceptance Date"	Thursday, 16th October, 2003, the latest date upon which provisional allotments of Rights Shares in nil-paid form may be validly accepted
"Latest Practicable Date"	26th September, 2003, being the latest practicable date prior to the printing of this Prospectus
"Mr. Lin"	Mr. Lin Chien Hsin, an executive Director and the chairman of the Company
"Mr. Wong"	Mr. Wong Hoi Wong, an executive Director
"Ms. Huang"	Ms. Wanzi Huang, an executive Director
"PRC"	the People's Republic of China
"Prospectus"	this prospectus which contains details of the Rights Issue
"Prospectus Documents"	the Prospectus, the related provisional allotment letter and the form of application for excess Rights Shares
"Qualifying Shareholders"	Shareholders other than the Excluded Shareholders whose names appear on the register of members of the Company at the close of business on the Record Date
"Record Date"	30th September, 2003, being the date by reference to which entitlements to the Rights Issue will be determined

"Rights Issue"	the issue of 395,054,400 Rights Shares at the Subscription Price
"Rights Shares"	the new Shares to be allotted and issued pursuant to the Rights Issue
"SFC"	Securities and Futures Commission of Hong Kong
"Share(s)"	share(s) of HK$0.01 each in the share capital of the Company
"Shareholder(s)"	holder(s) of the Share(s)
"Share Option(s)"	the share option(s) granted to the Directors and full-time employees of the Group under the share option scheme adopted by the Company on 6th July, 2001, conferring the holders thereof rights to subscribe in cash for new Shares at exercise prices determined in accordance with the scheme
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subscription Price"	HK$0.023 per Rights Share payable under the Rights Issue
"Undertaking Shareholders"	EIIL, Mr. Lin and Ms. Huang
"Underwriter"	CSC Securities (HK) Limited
"Underwriting Agreement"	the agreement dated 9th September, 2003 entered into between the Company, the Undertaking Shareholders, Mr. Wong and the Underwriter in relation to the underwriting and certain other arrangements in respect of the Rights Issue
"USA"	United States of America
"HK$"	Hong Kong dollars
"%"	per cent.

TERMINATION OF THE UNDERWRITING AGREEMENT

The Underwriter reserves the right to terminate the arrangements set out in the Underwriting Agreement which shall be exercisable by notice in writing given by the Underwriter to the Company at any time prior to 4:00 p.m. (Hong Kong time) on Thursday, 23rd October, 2003, being the day immediately preceding the date of allotment of the fully paid Rights Shares (which is expected to be Friday, 24th October, 2003), if:

(i) the occurrence of the following events which would, in the absolute opinion of the Underwriter, materially and adversely affect the business, financial or trading position or prospects of the Group as a whole or the success of the Rights Issue or otherwise makes it inexpedient or inadvisable for the Company or the Underwriter to proceed with the Rights Issue:

  (a) the introduction of any new law or regulation or any change in existing law or regulation or any material change in the judicial interpretation or application thereof or other occurrence of any nature whatsoever; or

  (b) the occurrence of any event, development or change (whether or not local, national or international or forming part of a series of events or changes occurring or continuing before, on and/or after the date of the Underwriting Agreement and including an event or change in relation to or a development of an existing state of affairs) of a political, military, financial, regulatory, economic, currency or other nature (whether or not sui generis with any of the foregoing or in the nature of any local, national or international outbreak or escalation of hostilities or armed conflict) resulting in a material adverse change in, or which might reasonably be expected to result in a material adverse change in political, economic or stock market conditions; or

  (c) the imposition of any moratorium, suspension or material restriction on trading in securities generally on GEM and/or the Stock Exchange occurring due to exceptional financial circumstances; or

  (d) a change or development involving a prospective material change in taxation in Hong Kong or the implementation of exchange controls which shall or might materially adversely affect the Company; or

  (e) any material change in market conditions, taxation or exchange control or combination of circumstances in Hong Kong, the PRC, Taiwan or the USA (including without limitation suspension or material restriction on trading in securities); or

(ii) if the Underwriter shall receive notice of, or shall otherwise become aware of, the fact that any of the representations or warranties contained in the Underwriting Agreement was, when given or repeated, untrue or inaccurate or would be untrue or inaccurate and the Underwriter shall, in its absolute opinion, determine that any such untrue representation or warranty represents or is likely to represent a material adverse change in the business, financial or trading position or prospects of the Group taken as a whole or is otherwise likely to have a materially prejudicial effect on the Rights Issue; or

(iii) any change occurs in the circumstances of the Company or any member of the Group which would materially and adversely affect the business, financial or trading position or prospects of the Group as a whole; or

(iv) the Company commits any breach of or omits to observe any of the obligations or undertakings expressed to be assumed by it under the Underwriting Agreement which breach or omission would have a material and adverse effect on the business, financial or trading position of the Group as a whole; or

(v) the occurrence of any event, or series of events, beyond the control of the Underwriter (including, without limitation, acts of government, strike, lock-outs, fire, explosion, flooding, civil commotion, acts of war, acts of terrorism or acts of God) which, in the absolute opinion of the Underwriter, have or would have the effect of making any part of the Underwriting Agreement (including underwriting) incapable of performance in accordance with its terms or which prevents the processing of applications and/or payments pursuant to the Rights Issue or pursuant to the underwriting thereof or which have or is likely to have a material prejudicial effect on the Rights Issue.

Upon the giving of notice of termination, all obligations of the Underwriter under the Underwriting Agreement shall cease and determine, and no party shall have any claims against any other party in respect of any matters or things arising out of or in connection with the Underwriting Agreement save for inter alia, such fees as may then be agreed by the parties. If the Underwriter exercises such right, the Rights Issue will not proceed.

The following information is derived from, and should be read in conjunction with, the full text of this Prospectus:

Basis of the Rights Issue	:	six Rights Shares for every twenty-five existing Shares held by the Qualifying Shareholders on the Record Date. No provisional allotment of Rights Shares will be made to the Excluded Shareholders
Number of existing Shares in issue	:	1,646,060,000 Shares as at the Latest Practicable Date
Number of Rights Shares	:	395,054,400 Rights Shares
Subscription Price	:	HK$0.023 per Rights Share payable in full when a Qualifying Shareholder accepts the relevant provisional allotment of Rights Shares or applies for excess Rights Shares
Right of excess application	:	Qualifying Shareholders will have the right to apply for Rights Shares in excess of their provisional allotments
Amount to be raised by the Rights Issue	:	approximately HK$9 million before expenses, and net proceeds of approximately HK$8.5 million

The expected timetable for the Rights Issue is set out below:

Event	*2003*
Record Date	Tuesday, 30th September
Despatch of the Prospectus Documents	Tuesday, 30th September
First day of dealings in nil-paid Rights Shares	Friday, 3rd October
Latest time for splitting nil-paid Rights Shares	4:30 p.m. on Thursday, 9th October
Last day of dealings in nil-paid Rights Shares	Monday, 13th October
Latest time for payment and acceptance of Rights Shares	4:00 p.m. on Thursday, 16th October
Underwriting Agreement becomes unconditional on or before	4:00 p.m. on Thursday, 23rd October
Announcement of results of the Rights Issue on or before	Friday, 24th October
Despatch of certificates for fully-paid Rights Shares and refund cheques in respect of unsuccessful excess applications	Friday, 24th October
Commencement of dealings of fully-paid Rights Shares on GEM	9:30 a.m. on Tuesday, 28th October

Note: All times refer to Hong Kong local time in this Prospectus.

THIZ TECHNOLOGY GROUP LIMITED
(即時科研集團有限公司)*

(incorporated in the Cayman Islands with limited liability)

Executive Directors:
Mr. Lin Chien Hsin *(Chairman)*
Mr. Wong Hoi Wong
Ms. Wanzi Huang

Independent non-executive Directors:
Ms. Li Zhe
Mr. Kwok Ming Wa

Registered office:
Ugland House, South Church Street
P.O. Box 309, George Town
Grand Cayman, Cayman Islands
British West Indies

Head office and principal place of business in Hong Kong
Unit 502-505, 5/F., Tower 3
Enterprise Square
9 Sheung Yuet Road
Kowloon Bay, Kowloon
Hong Kong

30th September, 2003

To the Qualifying Shareholders and,
for information only, to the Excluded Shareholders

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION RIGHTS ISSUE OF 395,054,400 RIGHTS SHARES TO QUALIFYING SHAREHOLDERS ON THE BASIS OF SIX RIGHTS SHARES FOR EVERY TWENTY-FIVE EXISTING SHARES HELD AT A SUBSCRIPTION PRICE OF HK$0.023 PER RIGHTS SHARE

INTRODUCTION

On 10th September, 2003, the Board announced that the Company proposed to issue by way of Rights Issue of 395,054,400 Rights Shares at a price of HK$0.023 per Rights Share. The Company will provisionally allot six Rights Shares in nil-paid form for every twenty-five existing Shares held by the Qualifying Shareholders on the Record Date. The Rights Issue is not available to the Excluded Shareholders.

* *for identification purpose only*

The Company will send the Prospectus Documents to the Qualifying Shareholders only and the Prospectus, for information only, to the Excluded Shareholders.

RIGHTS ISSUE

On 9th September, 2003, the Company entered into the Underwriting Agreement with the Underwriter, the Undertaking Shareholders and Mr. Wong in respect of the Rights Issue and further details of the Rights Issue are set out below:

Issue Statistics

Basis of the Rights Issue	:	six Rights Shares for every twenty-five existing Shares held by the Qualifying Shareholders on the Record Date
Number of existing Shares in issue	:	1,646,060,000 Shares as at the date of the Latest Practicable Date
Number of Rights Shares	:	395,054,400 Rights Shares
Subscription Price	:	HK$0.023 per Rights Share payable in full when a Qualifying Shareholder accepts the relevant provisional allotment of Rights Shares or applies for excess Rights Shares

As at the Latest Practicable Date, there were 18,180,000 outstanding Share Options entitling the holders thereof to subscribe for an aggregate of 18,180,000 Shares. Mr. Wong and Ms. Huang are the beneficial owners of 1,640,000 and 16,540,000 outstanding Share Options respectively. Each of Mr. Wong and Ms. Huang has irrevocably undertaken to the Company and the Underwriter that he/she will not exercise the subscription rights attaching to his/her outstanding Share Options as at the date of the Underwriting Agreement up to and including one Business Day after the Latest Acceptance Date of the Rights Shares under the Rights Issue.

In addition, there were Convertible Notes outstanding as at the Latest Practicable Date. By Thursday, 25th September, 2003, being the latest time for the holders of the Convertible Notes to exercise the conversion rights so as to enable them to be registered as holders of Shares on or before the Record Date, none of the holders of Convertible Notes had converted their respective Convertible Notes into Shares. Therefore, no additional Rights Shares will be offered resulting from the conversion of the outstanding Convertible Notes.

Qualifying Shareholders

The Company will send the Prospectus Documents to the Qualifying Shareholders only and the Prospectus, for information only, to the Excluded Shareholders.

To qualify for the Rights Issue, a Shareholder must:

1. be registered as a member of the Company on the Record Date; and

2. have an address in Hong Kong which appears on the register of members of the Company on the Record Date.

Subscription Price

The Subscription Price of HK$0.023 per Rights Share will be payable in full upon acceptance of the provisional allotment or application for excess Rights Shares under the Rights Issue.

The Subscription Price represents:

1. a discount of approximately 51.1% to the closing price of HK$0.047 per Share as quoted on the Stock Exchange on the Last Trading Day;

2. a discount of approximately 46.5% to the average closing price of approximately HK$0.043 per Share as quoted on the Stock Exchange for the last ten trading days up to and including the Last Trading Day; and

3. a discount of approximately 45.2% to the theoretical ex-rights price of approximately HK$0.042 per Share based on the closing price of HK$0.047 per Share as quoted on the Stock Exchange on the Last Trading Day (assuming no conversion of the Convertible Notes on or before the Record Date);

4. a discount of approximately 30.3% to the closing price of HK$0.033 per Share as quoted on the Stock Exchange on the Latest Practicable Date;

5. a premium of approximately 9.5% to the unaudited pro forma adjusted consolidated net tangible asset value per Share of approximately HK$0.021 as at 30th June, 2003 (based on 1,646,060,000 Shares in issue as at the Latest Practicable Date); and

6. a premium of approximately 35.3% to the unaudited pro forma adjusted consolidated net tangible asset value per Share of approximately HK$0.017 as at 30th June, 2003 immediately following completion of the Rights Issue (based on 2,041,114,400 Shares in issue as enlarged by the issue of 395,054,400 Rights Shares).

Note: The theoretical ex-rights price is calculated based on the closing price as quoted on the Stock Exchange on the Last Trading Day multiplied by the issued share capital of the Company plus the amount derived from multiplying the Subscription Price to the number of Rights Shares to be offered then divided by the enlarged issued share capital of the Company.

The Directors are of the opinion that the Rights Issue will give the existing Shareholders the opportunities to share the benefits of the Company's development in the future. The offer will allow the existing Shareholders to maintain their ownership interest by acquiring additional Shares at a very attractive price and on the other hand, enable the Company to raise the required funds for its business development.

Due to the low liquidity level of the Shares on GEM as reflected by the trading volume and price performance, the Directors consider that it is more appropriate to use the intrinsic value of the Shares (namely the net asset value ("NAV") per share) to determine the Subscription Price instead of the market value. The unaudited NAV per share of the Company as at 31st August, 2003 was approximately HK$0.016. The Subscription Price represents a premium of approximately 43.75% to NAV per share.

The Subscription Price was determined after arm's length negotiations between the Company and the Underwriter with reference to the market price of the Shares under the prevailing market conditions, the recent trading volume and price performance of the Shares. The Board considers that the Subscription Price and the terms of the Rights Issue are fair and reasonable and in the interest of the Company and the Shareholders as a whole.

Basis of provisional allotments

Six Rights Shares (in nil-paid form) for every twenty-five existing Shares held by the Qualifying Shareholders on the Record Date.

Status of Rights Shares

The Rights Shares (when allotted and fully-paid) will rank pari passu with the Shares in issue on the date of allotment and issue of the Rights Shares in all respects. Holders of fully-paid Rights Shares will be entitled to receive all future dividends and distributions which are declared, made or paid by reference to a record day falling after the date of allotment of the Rights Shares.

Certificates for Rights Issue

Subject to the fulfillment of the conditions of the Rights Issue, certificates for all fully-paid Rights Shares are expected to be posted by Friday, 24th October, 2003 to those who have accepted and (where applicable) applied for, and paid for the Rights Shares at their own risk.

Rights of Excluded Shareholders

The Prospectus Documents will not be registered under any securities or equivalent legislation of any jurisdictions other than the applicable laws in Hong Kong. Accordingly, no provisional allotment of Rights Shares or any allotment of Rights Shares will be made to the Excluded Shareholders. The Company will send the Prospectus to the Excluded Shareholders for their information only but will not send provisional allotment letters and forms of application for excess Rights Shares to the Excluded Shareholders.

Arrangements will be made for the Rights Shares which would otherwise have been provisionally allotted to the Excluded Shareholders to be sold in the market in their nil-paid form as soon as practicable after dealings in the nil-paid Rights Shares commence, if a premium (net of expenses) can be obtained. The proceeds of each sale less expenses will be paid to the relevant Excluded Shareholders in Hong Kong dollars provided that the Company will retain individual amounts of less than HK$100 for its own benefit. Any such nil-paid Rights Shares which cannot be sold at a premium (net of expenses) will be available for application under the form of application for excess Rights Shares.

Fractions of Rights Shares

No fractions of Rights Shares (nil-paid and fully-paid) will be allotted. The Company will sell in the market, if a premium (net of expenses) can be obtained, any such Rights Shares created by adding together fractions of Rights Shares and will retain the proceeds for its own benefit.

Application for excess Rights Shares

The Qualifying Shareholders are entitled to apply for Rights Shares which are in excess of their entitlements. The Qualifying Shareholders are entitled to apply for any unsold entitlements of the Excluded Shareholders and any nil-paid Rights Shares provisionally allotted but not accepted by the Qualifying Shareholders, by completing the form of application for excess Rights Shares in the Prospectus Documents, and returning the completed form with the appropriate payment.

Allotment of excess Rights Shares will be made by the Company on a fair and equitable basis. Preference will be given to applications for less than a board lot of Shares where they appear to the Directors that such applications are made to round up odd-lot holdings to whole-lot holdings.

Application for listing and dealings and eligibility for CCASS

Application has been made to the Stock Exchange for the listing of, and permission to deal in, the Rights Shares on GEM.

Dealing in nil-paid and fully-paid Rights Shares on GEM will be subject to the payment of applicable stamp duty, Stock Exchange trading fee, SFC transaction levy or any other applicable fees and charges in Hong Kong.

The Shares are listed on GEM and none of the securities of the Company are listed or dealt in on any other stock exchange and no such listing of or permission to deal in such securities is being or is proposed to be sought.

Subject to the granting of listing of, and permission to deal in, the Rights Shares in both nil-paid and fully-paid forms on GEM and compliance with the stock admission requirements of HKSCC, the Rights Shares in both nil-paid and fully-paid forms will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS with effect from the respective dates of commencement of dealings in the Rights Shares in both nil-paid and fully-paid forms on GEM or such other dates as determined by HKSCC. Settlement of transactions between participants of the Stock Exchange on any trading day is required to take place in CCASS on the second trading day thereafter. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time. Investors should seek the advice of their stockbrokers or other licensed securities dealers or other professional advisers for details of those settlement arrangements as such arrangements may affect their rights and interests.

The Rights Shares in nil-paid form are expected to be traded in 10,000 Rights Shares per board lot on GEM from Friday, 3rd October, 2003 to Monday, 13th October, 2003 (both dates inclusive) pursuant to the expected timetable. The fully-paid Rights Shares are expected to commence dealing on Tuesday, 28th October, 2003.

Share certificates and refund cheques

Subject to the fulfilment of conditions of the Rights Issue as set out in the paragraph headed "Conditions of the Rights Issue" below, certificates for all fully-paid Rights Shares and refund cheques in respect of successful excess applications are expected to be posted on or before Friday, 24th October, 2003 to those who have accepted/applied and paid for the Rights Shares at their own risk.

UNDERWRITING ARRANGEMENTS

Undertakings from the Undertaking Shareholders

As at the Latest Practicable Date, the Undertaking Shareholders are interested in 679,725,000 Shares, representing approximately 41.29% of the existing issued share capital of the Company.

EIIL, Mr. Lin and Ms. Huang have irrevocably undertaken with the Company and the Underwriter to accept their provisional entitlements of 26,744,261, 60,000,000 and 16,734,000 Rights Shares respectively under the Rights Issue.

As at the Latest Practicable Date, there were 18,180,000 outstanding Share Options entitling the holders thereof to subscribe for an aggregate of 18,180,000 Shares. Mr. Wong and Ms. Huang are the beneficial owners of 1,640,000 and 16,540,000 outstanding Share Options respectively. Each of Mr. Wong and Ms. Huang has irrevocably undertaken to the Company and the Underwriter that he/she will not exercise the subscription rights attaching to his/her outstanding Share Options as at the date of the Underwriting Agreement up to and including one Business Day after the Latest Acceptance Date of the Rights Shares under the Rights Issue.

Underwriting Agreement

Date: 9th September, 2003

Underwriter: CSC Securities (HK) Limited

The Underwriter has agreed to underwrite a maximum of 315,576,139 Rights Shares (assuming full conversion of the Convertible Notes on or before the Record Date and excluding any Rights Shares to be issued to and accepted by the Undertaking Shareholders).

Termination of the Underwriting Agreement

The Underwriter reserves the right to terminate the arrangements set out in the Underwriting Agreement which shall be exercisable by notice in writing given by the Underwriter to the Company at any time prior to 4:00 p.m. (Hong Kong time) on Thursday, 23rd October, 2003, being the day immediately preceding the date of allotment of the fully paid Rights Shares (which is expected to be Friday, 24th October, 2003), if:

(i) the occurrence of the following events which would, in the absolute opinion of the Underwriter, materially and adversely affect the business, financial or trading position or prospects of the Group as a whole or the success of the Rights Issue or otherwise makes it inexpedient or inadvisable for the Company or the Underwriter to proceed with the Rights Issue:

  (a) the introduction of any new law or regulation or any change in existing law or regulation or any material change in the judicial interpretation or application thereof or other occurrence of any nature whatsoever; or

  (b) the occurrence of any event, development or change (whether or not local, national or international or forming part of a series of events or changes occurring or continuing before, on and/or after the date of the Underwriting Agreement and including an event or change in relation to or a development of an existing state of affairs) of a political, military, financial, regulatory, economic, currency or other nature (whether or not sui generis with any of the foregoing or in the nature of any local, national or international outbreak or escalation of hostilities or armed conflict) resulting in a material adverse change in, or which might reasonably be expected to result in a material adverse change in political, economic or stock market conditions; or

  (c) the imposition of any moratorium, suspension or material restriction on trading in securities generally on GEM and/or the Stock Exchange occurring due to exceptional financial circumstances; or

  (d) a change or development involving a prospective material change in taxation in Hong Kong or the implementation of exchange controls which shall or might materially adversely affect the Company; or

(e) any material change in market conditions, taxation or exchange control or combination of circumstances in Hong Kong, the PRC, Taiwan or the USA (including without limitation suspension or material restriction on trading in securities); or

(ii) if the Underwriter shall receive notice of, or shall otherwise become aware of, the fact that any of the representations or warranties contained in the Underwriting Agreement was, when given or repeated, untrue or inaccurate or would be untrue or inaccurate and the Underwriter shall, in its absolute opinion, determine that any such untrue representation or warranty represents or is likely to represent a material adverse change in the business, financial or trading position or prospects of the Group taken as a whole or is otherwise likely to have a materially prejudicial effect on the Rights Issue; or

(iii) any change occurs in the circumstances of the Company or any member of the Group which would materially and adversely affect the business, financial or trading position or prospects of the Group as a whole; or

(iv) the Company commits any breach of or omits to observe any of the obligations or undertakings expressed to be assumed by it under the Underwriting Agreement which breach or omission would have a material and adverse effect on the business, financial or trading position of the Group as a whole; or

(v) the occurrence of any event, or series of events, beyond the control of the Underwriter (including, without limitation, acts of government, strike, lock-outs, fire, explosion, flooding, civil commotion, acts of war, acts of terrorism or acts of God) which, in the absolute opinion of the Underwriter, have or would have the effect of making any part of the Underwriting Agreement (including underwriting) incapable of performance in accordance with its terms or which prevents the processing of applications and/or payments pursuant to the Rights Issue or pursuant to the underwriting thereof or which have or is likely to have a material prejudicial effect on the Rights Issue.

Upon the giving of notice of termination, all obligations of the Underwriter under the Underwriting Agreement shall cease and determine, and no party shall have any claims against any other party in respect of any matters or things arising out of or in connection with the Underwriting Agreement save for inter alia, such fees as may then be agreed by the parties. If the Underwriter exercises such right, the Rights Issue will not proceed.

CONDITIONS OF THE RIGHTS ISSUE

The Rights Issue is conditional upon, inter alia:

1. the GEM Listing Committee of the Stock Exchange granting the listings of, and permission to deal in, the Rights Shares in both their nil-paid and fully-paid forms; and

2. the obligations of the Underwriter under the Underwriting Agreement becoming unconditional and the Underwriting Agreement not being terminated in accordance with its terms.

REASONS FOR THE RIGHTS ISSUE

The Group is a developer and provider of a range of proprietary Linux-based solutions including Linux operating systems, application systems running on Linux and related services such as software installation, training and education.

For the financial year ended 31st March, 2003 and the three months ended 30th June, 2003, the Group recorded an audited consolidated net profit of approximately HK$7.1 million and an unaudited consolidated net loss of approximately HK$1.8 million respectively. As at 30th June, 2003, the unaudited consolidated net tangible assets value and the total of bank and cash balances of the Group were approximately HK$26 million and HK$2.6 million respectively.

The Directors believe that it is in the best interest of the Company and the Shareholders as a whole to strengthen the Group's capital base and improve its financial position to provide flexibility to pursue any new business opportunities for the Group's future development and expansion in the PRC. Given the net loss of approximately HK$1.8 million incurred for the three months ended 30th June, 2003, the Group currently plans to pursue the business opportunities that:

(a) help to develop its PRC market in respect of the "1+1+1 Project", details of such are set out in the annual report of the Group for the year ended 31st March, 2003;

(b) provide growth potential for the Group; and

(c) improve the earning capability of the Group.

The Directors consider that the Rights Issue allows the Qualifying Shareholders to maintain their respective pro rata shareholdings and participate in the future growth of the Group.

USE OF PROCEEDS FROM THE RIGHTS ISSUE

The net proceeds of the Rights Issue are expected to be approximately HK$8.5 million. The Company intends to use such net proceeds as set out in the followings:

(i) as to approximately HK$1 million, for the development and design of course structure, teaching materials, manuals provided to the tertiary institutions participating in ThizLinux education programmes;

(ii) as to approximately HK$3.5 million, for running of "1+1+1" project which provides the ThizLinux training programmes to Beijing municipal government; and

(iii) as to the balance of approximately HK$4 million, for general working capital, including staff costs and other operating expenses of the Group.

The Company announced the issue of the unlisted Convertible Notes on 17th January, 2003 and under which the Company had raised approximately HK$4 million. Such proceeds had been fully utilised as at the date of the Announcement as general working capital.

The net proceeds of the Rights Issue will not be used to repay any Directors' loans or debts.

PROCEDURE FOR ACCEPTANCE OR TRANSFER

A provisional allotment letter is enclosed with this Prospectus. If Qualifying Shareholders wish to exercise their rights to subscribe for the Rights Shares, they must lodge the provisional allotment letter in accordance with the instructions printed thereon, together with a remittance for the full amount payable on acceptance, with the Company's branch share registrar and transfer office in Hong Kong, Tengis Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong by not later than 4:00 p.m. on Thursday, 16th October, 2003. All remittances must be made by cheque or cashier's order in Hong Kong dollars. Cheques must be drawn on an account with, and cashier's orders must be issued by, a bank in Hong Kong and made payable to "THIZ TECHNOLOGY GROUP LIMITED – RIGHTS ISSUE ACCOUNT" and crossed "Account Payee Only".

It should be noted that unless the provisional allotment letter, together with the appropriate remittance, has been lodged with Tengis Limited by not later than 4:00 p.m. on Thursday, 16th October, 2003, whether by the original allottee or any person to whom the rights have been validly transferred, the relevant provisional allotment and all rights thereunder will be deemed to have been declined and will be cancelled.

The provisional allotment letter will contains full information regarding the procedure to be followed if Qualifying Shareholders wish to accept only part of your provisional allotment or if they wish to renounce all or part of their provisional allotment.

If Qualifying Shareholders wish to accept only part of their provisional allotment or transfer a part of their rights to subscribe for the Rights Shares provisionally allotted thereunder, or to transfer their rights to more than one person, the entire provisional allotment letter must be surrendered and lodged for cancellation by not later than 4:30 p.m. on Thursday, 9th October, 2003 to Tengis Limited who will cancel the original provisional allotment letter and issue new provisional allotment letters in the denominations required.

All cheques and cashier's orders will be presented for payment following receipt and all interest earned on such monies will be retained for the benefit of the Company. Any provisional allotment letter in respect of which the accompanying cheque is dishonoured on first presentation is liable to be rejected, and in that event the provisional allotment and all rights thereunder will be deemed to have been declined and will be cancelled.

If the Underwriter exercises the right to terminate its obligations under the Underwriting Agreement, the monies received in respect of acceptances of the Rights Shares will be returned to the Qualifying Shareholders or such other persons to whom the Rights Shares in their nil-paid form shall have been validly transferred without interest, by means of cheques despatched by the ordinary post at the risk of such Qualifying Shareholders or such other persons on or about Friday, 24th October, 2003.

APPLICATIONS FOR EXCESS RIGHTS SHARES

Qualifying Shareholders may apply for any unsold entitlements of Excluded Shareholders, any unsold Rights Shares arising from the aggregation of fraction of Rights Shares and any Rights Shares provisionally allotted but not accepted.

Application for excess Rights Shares may be made by completing the appropriate form of application and lodging the same with a separate remittance for the excess Rights Shares being applied for. The Directors will allocate the excess Rights Shares at their discretion on a fair and reasonable basis but will give preference to topping-up odd lots to whole board lots of Shares.

If Qualifying Shareholders wish to apply for any Rights Shares in addition to their provisional allotment under the Rights Issue, they must complete and sign the form of application for excess Rights Shares, and lodge the form of application for excess Rights Shares, together with a separate remittance for the amount payable on application in respect of the excess Rights Shares applied for, with Tengis Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong by not later than 4:00 p.m. on Thursday, 16th October, 2003. All remittances must be made by cheque or cashier's order in Hong Kong dollars. Cheques must be drawn on an account with, and cashier's order must be issued by a bank in Hong Kong and made payable to "THIZ TECHNOLOGY GROUP LIMITED – EXCESS APPLICATION ACCOUNT" and crossed "Account Payee Only". Tengis Limited will notify the Qualifying Shareholders of any allotment of excess Rights Shares made to them, which allotment will be allocated on a fair and reasonable basis to be decided at the sole discretion of the Board.

All cheques and cashier's orders will be presented for payment following receipt and all interest earned on such monies will be retained for the benefit of the Company. Any form of application for excess Rights Shares in respect of which the accompanying cheque is dishonoured on first presentation is liable to be rejected.

If the Underwriter exercises the right to terminate its obligations under the Underwriting Agreement or the conditions of the Rights Issue as set out in the Section headed "Conditions of the Rights Issue" above have not been fulfilled or waived by the time stipulated, the monies received in respect of applications for excess Rights Shares will be returned to the Qualifying Shareholders without interest, by means of cheques despatched by ordinary post at the risk of such Qualifying Shareholders or such other persons on or about Friday, 24th October, 2003.

If no excess Rights Shares are allotted to any Qualifying Shareholder, a refund cheque for the full amount tendered on application without interest are expected to be posted to them in the ordinary post at their own risk on or about Friday, 24th October, 2003. If the number of excess Rights Shares allotted to any Qualifying Shareholder is less than that applied for, a cheque for the surplus application monies is expected to be posted to such Qualifying Shareholder without interest in the ordinary post at their own risk on or about Friday, 24th October, 2003.

The form of application for excess Rights Shares is for use only by the Qualifying Shareholders to whom it is addressed and is not transferable. All documents, including cheques for amounts due, will be sent by ordinary post at the risk of the persons entitled thereto to their registered addresses.

ADJUSTMENT IN RELATION TO THE SHARE OPTIONS AND THE CONVERTIBLE NOTES

As at the Latest Practicable Date, the Company has outstanding Share Options entitling the holders thereof to subscribe for up to an aggregate of 18,180,000 Shares at subscription price of HK$0.315 per Share and outstanding Convertible Notes carrying rights to convert into 100,000,000 Conversion Shares at a conversion price of HK$0.04 per Share. The issuance of the Rights Shares will cause an adjustment to each of the subscription price, conversion price and the number of Shares to be issued under the Share Options and Convertible Notes. The Company has instructed its auditors to review and certify the basis of the adjustments to the number of Shares to be issued and the subscription price in respect of the Share Options and the conversion price in respect of the Convertible Notes.

The adjustments to be made to all outstanding Share Options and the Convertible Notes are set out as below:

1. the subscription price and the number of Shares to be subscribed for in respect of the Share Options will be changed from HK$0.315 per Share and 18,180,000 Shares to HK$0.284 per Share and 20,164,437 Shares respectively; and

2. the conversion price in respect of the Convertible Notes will be changed from HK$0.04 per Share to HK$0.036 per Share.

WARNING OF THE RISKS OF DEALING IN SHARES AND NIL-PAID RIGHTS SHARES

Dealing in the Shares on an ex-rights basis has commenced since 24th September, 2003. Dealings in the Rights Shares in the nil-paid form will take place from Friday, 3rd October, 2003 to Monday, 13th October, 2003 (both dates inclusive). If the Underwriter terminates the Underwriting Agreement, or the conditions of the Underwriting Agreement are not fulfilled or waived, the Rights Issue will not proceed. Any person dealing in the Shares on an ex-rights basis and any person dealing in the nil-paid Rights Shares will accordingly bear the risk that the Underwriting Agreement may not become unconditional and the Rights Issue may not proceed.

Any Shareholders or other persons contemplating selling or purchasing Shares from now up to the date on which the Underwriting Agreement becomes unconditional, and/or contemplating selling or purchasing the nil-paid Rights Shares who is in any doubt about his/her position is recommended to consult his/her own professional advisers.

Shareholders and interested public are reminded to exercise caution when dealing in the Shares.

SHAREHOLDING STRUCTURE OF THE COMPANY

The following table sets out the changes in the shareholding structure of the Company arising from the Rights Issue:

	Number of Shares held as at the Latest Practicable Date	Approximate percentage of Shareholding as at the Latest Practicable Date	Number of Shares held immediately after the Rights Issue	Approximate percentage of Shareholding immediately after the Rights Issue	Number of Shares held immediately after the Rights Issue (Assuming ACTC accepts its provisional entitlements in full)	Approximate percentage of Shareholding immediately after the Rights Issue (Assuming ACTC accepts its provisional entitlements in full)
EIIL *(Note)*	360,000,000	21.87%	386,744,261	18.94%	386,744,261	18.94%
ACTC	324,340,000	19.70%	324,340,000	15.89%	402,181,600	19.70%
Mr. Lin	250,000,000	15.19%	310,000,000	15.19%	310,000,000	15.19%
Ms. Huang	69,725,000	4.24%	86,459,000	4.24%	86,459,000	4.24%
Public Shareholders	641,995,000	39.00%	933,571,139	45.74%	855,729,539	41.93%
Total	1,646,060,000	100.00%	2,041,114,400	100.00%	2,041,114,400	100.00%

Note: EIIL is a company wholly owned by Intelligent Management Limited as the trustee of Intelligent Management Discretionary Trust, a family discretionary trust whose objects include Mr. Wong, an executive Director, together with his family and any charity in the world.

ACTC, a company principally engaged in manufacturing, processing and trading of electronic products, is independent of and not acting in concert with the Directors, chief executive, substantial shareholders or management shareholders of the Company or any of their respective associates (as defined under the GEM Listing Rules).

As at the date of the Announcement end as at the Latest Practicable Date, ACTC did not give any indication as to whether or not it will subscribe for the Rights Shares which will be provisionally allotted to it.

If ACTC takes up its full entitlements under the Rights Issue, its shareholding percentage will remain the same as before at approximately 19.70% of the enlarged issued share capital of the Company, and it will become the single largest shareholder of the Company as compared with the other existing Shareholders as shown in the table above. However, it will not become the controlling shareholder in the Company (as defined in the GEM Listing Rules) after the Rights Issue.

ADDITIONAL INFORMATION

Your attention is drawn to the additional information set out in the appendices to this Prospectus.

By order of the Board
Thiz Technology Group Limited
Lin Chien Hsin
Chairman

I. FINANCIAL STATEMENTS

1. Three Year Summary

(Expressed in Hong Kong dollars)

Comparative tables of results, assets and liabilities

The following table summaries the audited consolidated results, assets and liabilities of the Group for each of the last three financial years ended 31st March, 2003. The information is extracted from the audited consolidated financial statements of the Group:

	2003	2002	2001
	HK$'000	*HK$'000*	*HK$'000*
Turnover	64,152	30,392	4,315
Profit/(loss) before taxation	7,135	434	(6,219)
Taxation	–	(6)	(6)
Profit/(loss) attributable to shareholders	7,135	428	(6,225)
Earnings/(loss) per share			
Basic *(in cents)*	0.43	0.03	(0.45)
Dividend	–	–	–
Dividend per share *(in cents)*	–	–	–
Total assets	40,381	28,375	2,262
Total liabilities	(9,906)	(3,037)	(13,454)
Net assets/(liabilities)	30,475	25,338	(11,192)

2. Audited Consolidated Financial Statements of the Group

The following information is extracted from the audited consolidated profit and loss accounts of the Group for the three years ended 31st March, 2003 and the audited consolidated balance sheets of the Group as at 31st March, 2001, 2002 and 2003 together with the consolidated statement of changes in equity and the accompanying notes extracted from the annual report of the Company for the year ended 31st March, 2003:

Consolidated Profit and Loss Accounts

		For the year ended 31st March,		
		2003	**2002**	**2001**
	Note	*HK$'000*	*HK$'000*	*HK$'000*
Turnover	*4*	64,152	30,392	4,315
Cost of sales		(15,384)	(16,559)	(2,852)
Gross profit		48,768	13,833	1,463
Other revenue	*4*	422	774	358
Provision for doubtful debts		(11,109)	–	–
Selling and distribution expenses		(3,831)	(605)	(817)
General and administrative expenses		(27,194)	(12,821)	(7,063)
Profit/(loss) from operations		7,056	1,181	(6,059)
Finance costs		(20)	(122)	–
Share of profit/(loss) of a jointly controlled entity		99	(625)	(160)
Profit/(loss) before taxation	*5*	7,135	434	(6,219)
Taxation	*8*	–	(6)	(6)
Profit/(loss) attributable to shareholders	*9*	7,135	428	(6,225)
Dividend	*10*	–	–	–
Earnings/(loss) per share	*11*			
– Basic (in cents)		0.43	0.03	(0.45)
– Diluted (in cents)		0.43	0.03	N/A

Consolidated Balance Sheets

	Note	2003	2002	2001
		As at 31st March,		
		HK$'000	HK$'000	HK$'000
NON-CURRENT ASSETS				
Fixed assets	12	1,603	1,104	348
Interest in a jointly controlled entity	14	–	394	16
Product development costs	15	2,633	3,312	–
Goodwill	16	–	–	–
		4,236	4,810	364
CURRENT ASSETS				
Inventories	17	302	17	19
Trade receivables	18	31,287	5,291	242
Other receivables, deposits and prepayments		3,338	3,342	1,133
Amount due from a jointly controlled entity		–	–	1
Amount due from a related company	19	6	–	–
Pledged time deposit		–	300	–
Cash and bank balances	20	1,212	14,615	503
		36,145	23,565	1,898
DEDUCT:				
CURRENT LIABILITIES				
Trade payables	21	540	906	378
Other payables, accruals and deposits received		2,009	2,054	667
Amounts due to directors	22	3,345	65	2,101
Amounts due to related companies		–	–	379
Loans from shareholders		–	–	9,923
Taxation		12	12	6
		5,906	3,037	13,454
NET CURRENT ASSETS/(LIABILITIES)		30,239	20,528	(11,556)
NET ASSETS/(LIABILITIES)		34,475	25,338	(11,192)
REPRESENTING:				
SHARE CAPITAL	23	16,461	16,545	1
RESERVES	25	14,014	8,793	(11,193)
SHAREHOLDERS' FUNDS/ (CAPITAL DEFICIENCY)		30,475	25,338	(11,192)
NON-CURRENT LIABILITIES				
Convertible notes	26	4,000	–	–
		34,475	25,338	(11,192)

Consolidated Statement of Changes in Equity

For the year ended 31st March, 2003

	Share capital HK$'000	Share premium HK$'000	Capital redemption reserve HK$'000	Special reserve HK$'000 (Note 25)	Exchange reserve HK$'000	Accumulated losses HK$'000	Total HK$'000
At 1st April, 2001	1	–	–	380	–	(11,573)	(11,192)
Arising on the reorganisation	20	–	–	(20)	–	–	–
Capitalisation of loans from shareholders	7	9,916	–	–	–	–	9,923
Placing of shares	2,600	–	–	–	–	–	2,600
Premium arising on placing	–	28,340	–	–	–	–	28,340
Share issue expenses	–	(4,766)	–	–	–	–	(4,766)
Capitalisation issue	13,917	(13,917)	–	–	–	–	–
Exchange adjustment on translation of the financial statements of foreign subsidiaries	–	–	–	–	5	–	5
Profit attributable to shareholders	–	–	–	–	–	428	428
At 31st March, 2002 and 1st April, 2002	16,545	19,573	–	360	5	(11,145)	25,338
Repurchase of shares	(84)	(1,915)	84	–	–	(84)	(1,999)
Exchange adjustment on translation of the financial statements of foreign subsidiaries	–	–	–	–	1	–	1
Profit attributable to shareholders	–	–	–	–	–	7,135	7,135
At 31st March, 2003	16,461	17,658	84	360	6	(4,094)	30,475

Notes to Financial Statement

For the year ended 31st March, 2003

1. CORPORATE INFORMATION

The Company was incorporated as an exempted company with limited liability in the Cayman Islands under the Companies Law (Cap. 22 Law 3 of 1961, as consolidated and revised) of the Cayman Islands on 6th December, 2000.

The shares of the Company were listed on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited (the "GEM") on 27th July, 2001.

On 11th October, 2002, the United States Securities and Exchange Commission approved the establishment of Level 1 American Depository Receipt ("ADR") program for the Company's shares in the United States of America.

2. PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of these financial statements are set out below:–

(a) Basis of preparation

These financial statements have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with Statements of Standard Accounting Practice ("SSAPs") issued by the Hong Kong Society of Accountants ("HKSA") and are prepared under the historical cost convention.

In the current year, the Group adopted the following applicable SSAPs issued by the HKSA which are effective for the current year's financial statements:–

SSAP 1 (revised)	:	Presentation of financial statements
SSAP 11 (revised)	:	Foreign currency translation
SSAP 15 (revised)	:	Cash flow statements
SSAP 34	:	Employee benefits

The effect of adopting the revised SSAP 1 is that the requirement for presenting a statement of recognised gains and losses has been changed to presenting a statement of changes in equity. Accordingly, the presentation in the current year's statement of changes in equity has been modified in order to conform to the requirements of the revised SSAP.

The main revision to SSAP 15 is to require the provision of information about the historical changes in cash and cash equivalents of an enterprise by means of a cash flow statement which classifies cash flows during the year into operating, investing and financing activities whereas the old SSAP specifies two additional standard headings: "Returns on investments and servicing of finance" and "Taxation". In addition, the definition of cash equivalents for the purpose of the consolidated cash flow statement has been revised.

The new SSAP 34 requires an enterprise to recognise the service provided by an employee in exchange for employee benefits to be paid in the future as a liability, and when the enterprise consumes the economic benefit arising from service provided by an employee in exchange for

employee benefits as expenses. The adoption of the SSAP has not had any significant impact on these financial statements.

The effect of adopting SSAP 11 (revised) is set out in the accounting policies below.

(b) Basis of consolidation

The comparative consolidated financial statements have been prepared using merger accounting by regarding the Company as being the holding company of the Group from the beginning of the earliest period prepared.

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 31st March each year.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate. All significant intra-group transactions and balances have been eliminated on consolidation.

(c) Goodwill

Goodwill represents the excess of the purchase consideration over the attributable share of the fair value of separable net assets of a subsidiary at the date of acquisition. Goodwill is stated in the consolidated balance sheet at cost less aggregate amortisation and any impairment losses.

Amortisation is calculated on a straight line basis over its estimated useful life of not more than 20 years.

(d) Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. Segment revenue, expenses, assets and liabilities are determined before intra-group balances and intra-group transactions are eliminated as part of the consolidation process, except to the extent that such intra-group balances and transactions are between group enterprises within a single segment.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets (both tangible and intangible) that are expected to be used for more than one period.

Unallocated items mainly comprise financial and corporate assets, borrowings, corporate and financing expenses.

(e) Revenue recognition

Distribution income of Linux based software products developed by the Group is recognised when the right to receive payment is established.

Revenue from sale of goods is recognised when the significant risks and rewards of ownership of goods have been transferred to the buyer.

Commission income is recognised when the services are rendered.

Income from rendering of artwork and web design services is recognised at the time the services are provided.

Interest income is recognised on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

(f) Fixed assets and depreciation

Fixed assets are stated at cost less aggregate depreciation and impairment losses. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its present working condition and location for its intended use. Expenditure incurred after the assets have been put into operation, such as repairs and maintenance, is charged to the income statement in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the asset, the expenditure is capitalised as an additional cost of the asset.

The gain or loss on disposal of the fixed assets representing the difference between the net sales proceeds and the carrying amounts of the relevant assets is recognised in the income statement.

Depreciation is calculated to write down the costs of fixed assets to their estimated residual values on a straight line basis over the following estimated useful lives:–

Computer equipment	–	3 years
Office equipment	–	3 years to 7 years
Furniture and fixtures	–	5 years to 7 years

(g) Subsidiaries

A subsidiary is an enterprise over which the Company has control either directly or indirectly. Control is the power to govern the financial and operating policies of a company so as to obtain benefits from its activities.

Investments in subsidiaries are stated in the Company's balance sheet at cost less any impairment losses. Income from subsidiaries is recognised in the Company's financial statements on the basis of dividends declared by the subsidiaries.

(h) Jointly controlled entity

A jointly controlled entity is a joint venture company which is subject to joint control, resulting in none of the participating parties having unilateral control over the economic activity of the jointly controlled entity.

The Group's share of the post-acquisition results and reserves of a jointly controlled entity is included in the consolidated income statement and consolidated reserves, respectively. The Group's interest in a jointly controlled entity is stated in the consolidated balance sheet at the Group's share of net assets under the equity method of accounting, less any impairment losses.

(i) Research and development costs

All research costs are charged to the income statement as incurred.

Expenditure incurred on projects to develop new products is capitalised and deferred only when the projects are clearly defined; the expenditure is separately identifiable and can be measured reliably; there is reasonable certainty that the projects are technically feasible; and the products have commercial value. Product development expenditure which does not meet these criteria is expensed when incurred.

Deferred development costs are amortised using a straight line basis over the expected economic useful lives of the products, subject to a maximum period of five years commencing in the year when the products are put into commercial production.

(j) Impairment of assets

The carrying amounts of the Group's assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated. An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognised in the income statement.

(k) Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined on a weighted average basis and includes all costs of purchase and other costs incurred in bringing the inventories to their present location and condition. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs necessary to make the sale.

(l) Leases

Leases are classified as finance leases whenever the terms of the leases transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Rentals payable under operating leases are charged to the income statement on a straight line basis over the terms of the relevant leases.

(m) Employee benefits

Salaries, annual bonuses, annual leave entitlements and the cost to the Group of non-monetary benefits are accrued in the year in which the associated services are rendered by employees of the Group.

Obligations for contributions to retirement plans, including contributions payable under the Hong Kong Mandatory Provident Fund Schemes Ordinance and the People's Republic of China (the "PRC") central pension scheme, are recognised as an expense in the income statement as incurred.

Termination benefits are recognised when, and only when, the Group demonstrably commits itself to terminate employment or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.

When the Group grants employees options to acquire shares of the Company for nil consideration, no employee benefit cost or obligation is recognised at the date of grant. When the options are exercised, equity is increased by the amount of the proceeds received.

(n) Convertible notes

Convertible notes are separately disclosed and regarded as liabilities unless conversion actually occurs. The associated finance cost is recognised in the income statement on an accrual basis while the associated costs of issue are charged immediately to the income statement when it is incurred.

(o) Provisions

A provision is recognised in the balance sheet when the Group has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

(p) Contingent liabilities

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future event not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the financial statements. When a change in the probability of an outflow occurs so that outflow is probable, they will then be recognised as a provision.

(q) Foreign currency translation

Foreign currency transactions during the year are translated into Hong Kong dollars at the exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Hong Kong dollars at the market exchange rates ruling at the balance sheet date. Differences on foreign currency translation are dealt with in the income statement.

In prior years, the financial statements of the Company's overseas subsidiaries are translated into Hong Kong dollars at the market exchange rates ruling at the balance sheet date. Exchange differences arising on such translation are dealt with in the exchange reserve.

With effect from 1st April, 2002, with the introduction of SSAP 11 (revised), the consolidated financial statements are prepared by using the net investment method such that the balance sheets of the Company's overseas subsidiaries are translated into Hong Kong dollars at the market exchange rates ruling at the balance sheet date, while their income statements are translated at the average exchange rates for the year. Any exchange differences arising on such translation are dealt with in the exchange reserve.

There is no material impact to the financial results and the financial position of the Group by the adoption of this revised SSAP.

(r) **Deferred taxation**

Deferred taxation is calculated under the liability method in respect of the taxation effect arising from all timing differences which are expected with reasonable probability to crystallise in the foreseeable future. A deferred tax asset is not recognised until its realisation is assured beyond reasonable doubt.

(s) **Related parties**

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

(t) **Cash equivalents**

Cash equivalents are short-term, highly liquid investments which are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

3. SEGMENT INFORMATION

Segment information is presented by way of two segment formats: (i) on a primary segment reporting basis, by business segment; and (ii) on a secondary segment reporting basis, by geographical segment.

The Group's operating businesses are structured and managed separately, according to the nature of their operations and the products and services they provide. Each of the Group's business segments represents a strategic business unit that offers products and services which are subject to risks and returns that are different from those of other business segments. Summary details of the business segments are as follows:–

(a) the software development segment engages in development and sales of Linux based software products; and

(b) the computer products segment engages in B2B e-commerce in respect of trading of computer products.

In determining the Group's geographical segments, revenues are attributed to the segments based on the location of the customers, and assets are attributed to the segments based on the location of the assets.

(a) Business segments

The following tables present revenue, profit/(loss) and certain assets, liabilities and expenditure information for the Group's business segments.

	Software development		Computer products		Consolidated	
	2003	2002	2003	2002	2003	2002
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Segment revenue:						
Sales to external customers	47,776	13,905	16,376	16,487	64,152	30,392
Segment results	19,452	4,927	(9,065)	(2,339)	10,387	2,588
Interest income					8	179
Unallocated income					414	595
Unallocated expenses					(3,753)	(2,181)
Profit from operations					7,056	1,181
Finance costs					(20)	(122)
Share of profit/(loss) of a jointly controlled entity	99	(625)			99	(625)
Profit before taxation					7,135	434
Taxation					–	(6)
Profit attributable to shareholders					7,135	428

	Software development		Computer products		Unallocated		Consolidated	
	2003	2002	2003	2002	2003	2002	2003	2002
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Segment assets	33,958	11,731	4,674	14,759	–	–	38,632	26,490
Interest in a jointly controlled entity	–	394	–	–	–	–	–	394
Unallocated assets	–	–	–	–	1,749	1,491	1,749	1,491
Total assets	33,958	12,125	4,674	14,759	1,749	1,491	40,381	28,375
Segment liabilities	7,209	629	1,123	1,255	–	–	8,332	1,884
Unallocated liabilities	–	–	–	–	1,574	1,153	1,574	1,153
Total liabilities	7,209	629	1,123	1,255	1,574	1,153	9,906	3,037
Other segment information:								
Depreciation	358	90	92	42	111	45	561	177
Amortisation	504	84	175	–	–	–	679	84
							1,240	261
Capital expenditure	927	548	458	317	89	282	1,474	1,147

(b) Geographical segments

The following tables present revenue, assets and expenditure information for the Group's geographical segments.

	Hong Kong		Taiwan		Others		Consolidated	
	2003	**2002**	**2003**	**2002**	**2003**	**2002**	**2003**	**2002**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Segment revenue:								
Sales to external customers	7,030	12,594	48,148	12,446	8,974	5,352	64,152	30,392
Other segment information:								
Segment assets	35,063	22,155	1,530	2,285	3,788	3,935	40,381	28,375
Capital expenditure	157	625	446	148	871	374	1,474	1,147

4. TURNOVER AND REVENUE

Turnover represents the invoiced value of computer products sold and Group's Linux based software products distributed, commission income, artwork and web design services rendered, after allowances for returns and discounts and net of value-added tax.

An analysis of turnover and other revenue is set out below:–

	2003	**2002**
	HK$'000	*HK$'000*
Turnover:		
Distribution of Group's Linux based software products	47,776	13,888
Sales of computer products	16,376	16,484
Commission income from sales of computer products	–	3
Artwork and web design services income	–	17
	64,152	30,392
Other revenue:		
Interest income	8	179
Other commission income	–	219
Sundry income	414	376
	422	774
Total revenue	64,574	31,166

5. PROFIT BEFORE TAXATION

	2003	2002
	HK$'000	*HK$'000*
Profit before taxation is arrived at after charging/(crediting):–		
Cost of inventories sold	15,033	16,196
Depreciation	561	177
Amortisation of product development costs	679	84
Minimum operating lease payments:		
Land and buildings	3,130	1,184
Servers	23	137
	3,153	1,321
Less: Amounts capitalised as product development costs	–	(194)
	3,153	1,127
Auditors' remuneration	228	313
Staff costs (excluding directors' emoluments)		
Salaries and other benefits	12,608	7,245
Pension contributions	342	238
	12,950	7,483
Less: Amounts capitalised as product development costs	–	(2,957)
	12,950	4,526
Impairment loss of goodwill	686	–
Interests on bank borrowings wholly repayable within five years	–	122
Interest on convertible notes	20	–
Provision for inventories *(Note #)*	–	155
Provision for doubtful debts	11,109	–
Bad debts written off	560	–
Loss on disposal of fixed assets	288	12
Net exchange gain	(9)	(45)

Note #: The provision for inventories is included in cost of sales in the income statement.

6. DIRECTORS' AND EMPLOYEES' EMOLUMENTS

	2003	2002
	HK$'000	*HK$'000*
(a) Directors		
Executive directors:		
Fees	–	–
Other emoluments		
Salaries and other benefits	1,927	2,535
Pension contributions	14	24
	1,941	2,559
Independent non-executive directors:		
Fees	180	180
Total directors' emoluments	2,121	2,739

During the year, the newly appointed executive director did not receive any emoluments. The other three (2002: three) executive directors received emoluments of approximately HK$1,039,000 (2002: HK$1,026,000), HK$434,000 (2002: HK$1,026,000), and HK$468,000 (2002: HK$507,000) respectively. The two (2002: two) independent non-executive directors received emoluments of HK$90,000 (2002: HK$90,000) and HK$90,000 (2002: HK$90,000) respectively.

The emoluments of the directors were within the following bands:–

	Number of directors	
	2003	2002
Nil to HK$1,000,000	5	3
HK$1,000,001 to HK$1,500,000	1	2

A director who resigned during the year waived emoluments of approximately HK$257,000.

(b) Five highest paid employees

During the year, the five highest paid employees included three (2002: three) executive directors of the Company, details of whose emoluments are set out above. The emoluments of the remaining two (2002: two) highest paid employees were as follows:–

	2003	2002
	HK$'000	*HK$'000*
Salaries and other benefits	1,079	866
Pension contributions	19	23
	1,098	889

The emoluments of the employees were within the following band:–

	Number of employees	
	2003	2002
Nil to HK$1,000,000	2	2

No emoluments were paid by the Group to the five highest paid employees, including directors of the Company, as an inducement to join or upon joining the Group or as compensation for loss of office.

7. PENSION SCHEME

The Group operates a defined contribution Mandatory Provident Fund retirement benefits scheme (the "MPF Scheme") under the Mandatory Provident Fund Schemes Ordinance, for all of those employees who are eligible to participate in the scheme. The MPF Scheme has operated since 1st December, 2000. Contributions are made based on a percentage of the employees' basic salaries and are charged to the income statement as they become payable in accordance with the rules of MPF Scheme. The assets of the MPF Scheme are held separately from those of the Group in an independently administered fund. The Group's employer contributions vest fully with the employees when contributed into the MPF Scheme.

The employees of the Company's subsidiaries which operate in the PRC are required to participate in a central pension scheme operated by the local municipal government. The PRC subsidiaries are required to contribute a percentage of its payroll costs to the central pension scheme. The central pension scheme is responsible for the entire pension obligations payable to all retired employees and the Group has no further obligations for the pension payments on post-retirement benefits beyond the annual contributions.

During the year, the Group made pension contributions of HK$356,000 (2002: HK$262,000).

8. TAXATION

	2003	2002
	HK$'000	*HK$'000*
The Group		
Hong Kong profits tax	–	–
Elsewhere	–	6
	–	6

No provision for profits tax has been made as the Group has no assessable profits for the year.

Taxes on profits assessable elsewhere in previous year have been calculated at the rates of tax prevailing in the countries in which the Group operates, based on existing legislation, interpretations and practices in respect thereof.

No provision for deferred taxation has been made as the Group did not have any significant unprovided deferred tax in respect of the year.

The components of the unprovided deferred tax asset/(liability) are as follows:–

	2003 *HK$'000*	2002 *HK$'000*
Accelerated depreciation allowances	(22)	(43)
Unutilised tax losses	4,496	1,630
Net deferred tax asset	4,474	1,587

Net deferred tax asset has not been recognised owing to uncertainty regarding the Group's future operating results.

9. PROFIT ATTRIBUTABLE TO SHAREHOLDERS

Of the Group's profit attributable to shareholders, a loss of HK$4,312,000 (2002: HK$1,836,000) has been dealt with in the financial statements of the Company.

10. DIVIDEND

No dividend has been paid or declared by the Company during the year.

11. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share for the year is based on the following data:–

	2003 *HK$'000*	2002 *HK$'000*
Earnings for the purpose of calculating basic earnings per share	7,135	428
Effect of dilutive potential ordinary shares:–		
Interest on convertible notes	20	–
Earnings for the purpose of calculating diluted earnings per share	7,155	428

	2003 *No. of shares*	2002 *No. of shares*
Weighted average number of ordinary shares for the purpose of calculating basic earnings per share	1,649,251,000	1,571,158,000
Effects of dilutive potential ordinary shares:–		
Share options	–	6,342,000
Convertible notes	20,274,000	–
Weighted average number of ordinary shares for the purpose of calculating diluted earnings per share	1,669,525,000	1,577,500,000

The share options have no dilutive effect for the year because the exercise price of the Company's share options was higher than the average market price of the shares during the year.

12. FIXED ASSETS

	Computer equipment *HK$'000*	Office equipment *HK$'000*	Furniture and fixtures *HK$'000*	Total *HK$'000*
Cost:				
At 1st April, 2002	656	366	329	1,351
Arising on acquisition of a subsidiary	–	55	–	55
Additions	575	446	398	1,419
Disposals	(132)	(11)	(378)	(521)
At 31st March, 2003	1,099	856	349	2,304
Aggregate depreciation:				
At 1st April, 2002	160	46	41	247
Arising on acquisition of a subsidiary	–	21	–	21
Charge for the year	329	144	88	561
Written back on disposals	(55)	(2)	(71)	(128)
At 31st March, 2003	434	209	58	701
Net book value:				
At 31st March, 2003	665	647	291	1,603
At 31st March, 2002	496	320	288	1,104

13. INTERESTS IN SUBSIDIARIES

The details of the subsidiaries are as follows:–

Name	Place of incorporation/ registration and operations	Nominal value of issued ordinary shares/ registered capital	Percentage of equity attributable to the Company Directly	Indirectly	Principal activities
Thiz Technology Group (BVI) Holdings Limited ("Thiz BVI")	British Virgin Islands	US$100	100	–	Investment holding
THIZLINUX INC.	British Virgin Islands	US$1	–	100	Investment holding
THIZBIZ INC.	British Virgin Islands	US$1	–	100	Investment holding
Thiz.com INC	British Virgin Islands	US$200,000	–	100	Investment holding
Thiz.Com (Hong Kong) Limited	Hong Kong	HK$10,000	–	100	Investment holding and provision of management services
PC Media, Inc.	United States of America	US$50,000 Common stock	–	100	Dormant
Thiz Design Group Limited	Hong Kong	HK$10,000	–	100	Provision of management services
Thizlinux Laboratory Limited	Hong Kong	HK$10,000	–	100	Development and sales of Linux based software products
Thizbiz Global Trade Limited	Hong Kong	HK$10,000	–	100	B2B e-commerce
Thiz Electronics Company Limited	Hong Kong	HK$10,000	–	100	Provision of management services
The Investment Exchange Limited	Hong Kong	HK$10,000	–	100	Dormant
The Recruitment Database Limited	Hong Kong	HK$10,000	–	100	Dormant
Thiz.Com (China) Limited	British Virgin Islands	US$1	–	100	Dormant
Thiz Grandmass ERP Systems Limited	Hong Kong	HK$100,000	–	100	Dormant

Name	Place of incorporation/ registration and operations	Nominal value of issued ordinary shares/ registered capital	Percentage of equity attributable to the Company Directly	Indirectly	Principal activities
英屬維京群島商 即時利尼克斯有限公司 臺灣分公司*	Taiwan	NT$1,700,000	–	100	Sales of Linux based software products and computer products
Beijing ThizLinux Software Co, Limited	People's Republic of China	US$250,000 business	–	100	Not yet commenced
ThizLinux Software (Shenzhen) Company Limited	People's Republic of China	US$250,000	–	100	Development and sales of Linux based software products
Beijing Thiz Junye Software Co, Ltd.	People's Republic of China	US$150,000	–	100	Not yet commenced business

* *Not audited by PKF, Hong Kong*

14. INTEREST IN A JOINTLY CONTROLLED ENTITY

	2003 HK$'000	2002 HK$'000
Share of net liabilities	–	(735)
Loan to a jointly controlled entity	–	1,129
	–	394

During the year, the Group acquired an additional 50% interest in Thiz Grandmass ERP Systems Limited ("Thiz ERP"). Thiz ERP became a wholly owned subsidiary of the Company.

15. PRODUCT DEVELOPMENT COSTS

	HK$'000
Cost:–	
At 1.4.2002 and 31.3.2003	3,396
Aggregate amortisation:–	
At 1.4.2002	84
Charge for the year	679
At 31.3.2003	763
Net book value:–	
At 31.3.2003	2,633
At 31.3.2002	3,312

16. GOODWILL

	HK$'000
Cost:–	
Addition and at 31.3.2003	686
Aggregate impairment:–	
Charge for the year and at 31.3.2003	(686)
Net book value:–	
At 31.3.2003	–

17. INVENTORIES

	2003 HK$'000	2002 HK$'000
Linux based software products package	302	17

18. TRADE RECEIVABLES

The Group's trading terms with its customers are mainly on a cash-on-delivery basis, except for major customers, where an average credit period of 30 days is normally given.

The following is an aged analysis of trade receivables (net of provision) at the balance sheet date:–

	2003	2002
	HK$'000	*HK$'000*
0-30 days	3,902	5,220
31-60 days	3,928	46
61-90 days	3,904	5
91-180 days	11,509	20
181-360 days	8,044	–
	31,287	5,291

19. AMOUNT DUE FROM A RELATED COMPANY

The amount is interest-free, unsecured and repayable on demand.

20. CASH AND BANK BALANCES

At 31st March, 2003, included in the Group's cash and bank balances were amounts of approximately HK$238,000 (2002: HK$2,000) denominated in Renminbi ("RMB") and kept in the PRC. RMB is not freely convertible into other currencies, however, under Mainland China's Foreign Exchange Control Regulations and Administration of Settlement, Sale and Payment of Foreign Exchange Regulations, the Group is permitted to exchange RMB for other currencies through banks authorised to conduct foreign exchange business.

21. TRADE PAYABLES

The following is an aged analysis of trade payables at the balance sheet date:–

	2003	2002
	HK$'000	*HK$'000*
0-30 days	16	899
31-60 days	524	7
	540	906

22. AMOUNTS DUE TO DIRECTORS

The amounts are interest-free, unsecured and repayable on demand.

23. SHARE CAPITAL

	Number of shares	HK$'000
Authorised:–		
Ordinary shares of HK$0.01 each		
At 1.4.2002 and 31.3.2003	5,000,000,000	50,000
Issued and fully paid:–		
Ordinary shares of HK$0.01 each		
At 1.4.2002	1,654,500,000	16,545
Repurchase of shares *(Note a)*	(8,440,000)	(84)
At 31.3.2003	1,646,060,000	16,461

Note a: The shares repurchased were cancelled during the year and the issued share capital of the Company was reduced by the nominal value thereof. The premium payable on repurchase of the shares of HK$1,915,000 has been charged to the share premium account. An amount equivalent to the nominal value of the shares cancelled has been transferred from the profit and loss account of the Company to the capital redemption reserve.

24. EQUITY COMPENSATION BENEFITS

The Company adopted a share option scheme (the "Scheme") pursuant to a resolution passed on 6th July, 2001, for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Group's operations. Eligible participants of the Scheme include any full-time executive director or employee of a company within the Group. The Scheme shall remain in force for 10 years from 6th July, 2001 during which the directors may make offer to grant share options to eligible participants.

Pursuant to the terms of the Scheme as amended in accordance with Chapter 23 of the Rules Governing the Listing of Securities on the GEM (the "GEM Listing Rules"), the maximum number of the Company's shares which can be granted under the Scheme and any other schemes must not exceed 10% of the Company's shares in issue at the date of approval and the maximum number of the Company's shares which can be granted to each participant must not in any 12-month period exceed 1% of the Company's shares in issue with effect from 1st October, 2001.

The consideration for the grant of an option is HK$1 each. An option may be exercised at any time during a period as determined by the directors which shall not be less than three years and not more than ten years from the date of acceptance of options offered under the Scheme by the grantee.

(i) Movements in share options

	Number of options 2003	2002
At beginning of year	39,640,000	–
Granted	–	39,640,000
Lapsed	(21,460,000)	–
At 31st March	18,180,000	39,640,000
Options vested at 31st March	18,180,000	39,640,000

(ii) Terms of unexpired and unexercised share options at balance sheet date

Date of grant	Exercise price per share *HK$*	Exercise period	Number of options 2003	2002
21st November, 2001	0.315	30th June, 2002 to 29th June, 2012	18,180,000	39,640,000

(iii) Details of share options granted during the year, all of which were granted for a consideration of HK$1 per grant

Date of grant	Exercise price per share *HK$*	Exercise period	Number of options 2003	2002
21st November, 2001	0.315	30th June, 2002 to 29th June, 2012	–	39,640,000

(iv) Details of share options lapsed during the year

Date of grant	Exercise price per share *HK$*	Exercise period	Number of options 2003	2002
21st November, 2001	0.315	30th June, 2002 to 29th June, 2012	21,460,000	–

(v) **Details of share options exercised during the year**

No options were exercised during the year ended 31st March, 2003 (2002: Nil).

Note: The above information has been adjusted for the subdivision of the Company's shares on 23rd January, 2002.

Each option gives the holder the right to subscribe for one share of the Company. Share options do not confer rights on the holders to dividends or to vote at shareholders' meeting.

At 31st March, 2003, the exercise in full of the outstanding share options granted under the Scheme will result in the issue of an additional 18,180,000 shares of HK$0.01 each with corresponding proceeds of approximately HK$5,727,000.

25. RESERVES

The special reserve of the Group represents the difference between the nominal value of shares of the Company and the nominal value of the shares of the subsidiaries acquired pursuant to the reorganisation to rationalise the structure of the Group in preparation for the listing of the Company's shares on GEM (the "Reorganisation").

26. CONVERTIBLE NOTES

The convertible notes of HK$4,000,000 are unlisted and bear interest at rate of 2.5% per annum with maturity on 16th January, 2006. The interest is payable on maturity date or within 14 business days after conversion of the notes. The notes are convertible into new shares of the Company at an initial conversion price of HK$0.04 per share (subject to adjustments) during the period from 17th January, 2003 to 16th January, 2006 in amounts of not less than HK$500,000 on each conversion. No early redemption by the Company or the noteholders is allowed prior to the maturity date.

Full particulars of the convertible notes are set out in the announcement dated 17th January, 2003.

3. Unaudited Consolidated Results of the Group for the three months ended 30th June, 2003

The following information is extracted from the unaudited first quarterly report of the Group for the three months ended 30th June, 2003.

		For the three months ended 30th June,	
		2003	**2002**
	Notes	*HK$'000*	*HK$'000*
Turnover	*2*	15,914	24,076
Cost of sales		(3,333)	(11,116)
Gross profit		12,581	12,960
Other revenue		84	35
Provision for doubtful debts		(9,360)	–
Operating expenses		(5,116)	(6,719)
(Loss)/profit before taxation		(1,811)	6,276
Taxation	*3*		
– Elsewhere		(18)	–
(Loss)/profit for the period		(1,829)	6,276
Dividend		–	–
(Loss)/earnings per share			
– Basic (in cents)	*4*	(0.11)	0.38
– Diluted (in cents)	*4*	(0.11)	0.38

Notes:

1. Basis of preparation

The accounts have been prepared in accordance with all applicable Statements of Standard Accounting Practice ("SSAP") and Interpretations issued by the Hong Kong Society of Accountants ("HKSA"), and accounting principles generally accepted in Hong Kong. The principal accounting policies and methods of computation adopted in preparing the unaudited consolidated results are consistent with those followed in the Group's annual financial statements for the year ended 31st March, 2003, except that the Group has adopted, for the first time, SSAP 12 (revised) "Income Taxes, issued by the HKSA. In the opinion of the Directors, the adoption of this revised SSAP did not have a material impact on the results of the Group for the current and prior accounting periods, accordingly, no prior period adjustment has been required.

2. Turnover

Turnover represents the invoiced value of Linux related products sold, distribution income, Linux training income, Linux related services and web design services rendered and commission income/invoiced value of computer products sold, after allowances for returns and discounts and net of value-added tax.

3. Taxation

No provision for Hong Kong profits tax has been made as the Group did not generate any assessable profits in Hong Kong during the three months ended 30th June, 2003 and 30th June, 2002.

Taxes on profits assessable elsewhere have been calculated at the rates of tax prevailing in the countries in which the Group operates, based on existing legislations, interpretations and practices in respect thereof.

Deferred taxation in respect of unused tax losses for the periods has not been recognised as it is not probable that future taxable profits will be available for setting off.

4. (Loss)/earnings per share

The calculations of the basic and diluted (loss)/earnings per share for the period are based on the following data:–

	For the three months ended 30th June,	
	2003	**2002**
	HK$'000	*HK$'000*
(Loss)/earnings for the purpose of calculating basic (loss)/earnings per share	(1,829)	6,276
Effect of dilutive potential ordinary shares:–		
Interest on convertible notes	25	–
(Loss)/earnings for the purpose of calculating diluted (loss)/earnings per share	(1,804)	6,276

	2003	**2002**
	No. of shares	**No. of shares**
Weighted average number of ordinary shares for the purpose of calculating basic (loss)/earnings per share	1,646,060,000	1,654,500,000
Effects of dilutive potential ordinary shares:–		
Share options	–	8,433,000
Convertible notes	25,000,000	–
Weighted average number of ordinary shares for the purpose of calculating diluted (loss)/earnings per share	1,671,060,000	1,662,933,000

The share options had no dilutive effect for the period ended 30th June, 2003 because the exercise price of the Company's share options was higher than the average market price of the shares during the period.

5. Reserves

There was no movement to or from reserves during the three months ended 30th June, 2003 and 30th June, 2002.

Interim Dividend

The Board does not recommend the payment of an interim dividend for the three months ended 30th June, 2003 (2002: Nil).

Business Review and Prospects

Financial Performance

The Group recorded a consolidated turnover of HK$15,914,000 for the three months ended 30th June, 2003, representing a 34% decrease compared to HK$24,076,000 for the same period in 2002. The significant decrease in turnover was attributed to the decrease in sale and trading of computer products. However, the Group was able to achieve a gross profit margin of 79% (2002: 54%), owing to the higher profit margin in distribution of Linux based software products. During the period, the Group had an operating loss of HK$1,811,000 from its operating activities as compared to operating profit of HK$6,276,000 for the same period in 2002. The contrasting results was brought by the provision for doubtful debts of HK$9,360,000 that had been made for several outstanding trade debtors. The Group had actively taken procedures to demand settlements and will take legal actions in case necessary. As a result of the above, loss attributable to shareholders was HK$1,829,000 for the period, while the corresponding period in 2002 had a profit of HK$6,276,000.

Business Development

Thiz Technology Group Limited was awarded Linux Standard Base ("LSB") 1.3 international certification on 30th May, 2003, which marked an important milestone for the research and development of the Linux Desktop application products of the Group. It is encouraging that ThizLinux Desktop 7.0 is one of the few products in the world to receive the LSB 1.3. international certification. Operating systems that have been LSB certified means that they are compatible with the prescribed standards, and compatible with other LSB certified systems. This provides a common arena for application software developer to develop cross platform products. Development of ThizLinux has been underway for five years since 1998 and various ThizLinux product lines have been introduced. Latest rollout of our new products commenced in June, 2003, which included ThixLinux Desktop 7.0, ThizOffice 4.0, Thiz Anti-Virus Desktop 7.0, Thiz Firewall 7.0, and Highly Available Cluster Applications (HA: software 1.0). Comprehensive update of our software products marks a new era for Linux, and creates more choices for computer users.

Prospects

The upgrading of ThizLinux products not only brings us the LSB 1.3 international certification but also enables the Group to be successfully recognised by the Hong Kong SAR Government as Linux desktop solution provider. The Hong Kong SAR Government has acquired the ThizLinux Desktop 7.0, ThizOffice 4.0 and Thiz Anti-Virus Desktop 7.0, and trial operations have begun in 19 departments. It is expected that upon successful operation and implementation, such solution will become one of the models for the Hong Kong electronic government administration, and then if genuine Linux desktop solution can be successfully promoted to all governments at provincial and city levels in the PRC. It will make a remarkable contribution to the state's e-Government administration. This is also in line with the strategy of "Seven Core Businesses" of the Group, where one of the aims is to facilitate and promote e-Government administration. In addition, the Group will continue to pursue opportunities in all aspects of the strategy and enhance our position on the market and profitability in order to create value for the shareholders.

II. STATEMENT OF UNAUDITED PRO FORMA ADJUSTED CONSOLIDATED NET TANGIBLE ASSETS OF THE GROUP

The following is a statement of unaudited pro forma adjusted consolidated net tangible assets of the Group immediately following completion of the Rights Issue. It is based on the audited consolidated financial statements of the Group as at 31st March, 2003 and the unaudited consolidated results of the Group for the three months ended 30th June, 2003.

	HK$'000
Audited consolidated net assets of the Group as at 31st March, 2003	30,475
Less: Intangible assets of the Group	(2,633)
Audited consolidated net tangible assets of the Group as at 31st March, 2003	27,842
Less: Unaudited net loss attributable to the Shareholders for the three months ended 30th June, 2003	(1,829)
Unaudited adjusted consolidated net tangible assets of the Group as at 30th June, 2003	26,013
Estimated net proceeds from the Rights Issue	8,500
Unaudited pro forma adjusted consolidated net tangible assets immediately following completion of the Rights Issue	34,513
Unaudited pro forma adjusted consolidated net tangible asset value per Share as at 30th June, 2003	
– based on 1,646,060,000 Shares in issue as at the Latest Practicable Date	HK$0.021
– immediately following completion of the Rights Issue (based on 2,041,114,400 Shares in issue as enlarged by the issue of 395,054,400 Rights Shares)	HK$0.017

Note: No conversion rights attached to the Convertible Notes have been exercised.

III. WORKING CAPITAL

The Directors are of the opinion that upon completion of the Rights Issue, having regard to the expected net proceeds from the Rights Issue, the Group will have sufficient working capital for its present requirements.

IV. INDEBTEDNESS STATEMENT

Borrowings

As at the close of business on 31st August, 2003, being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this Prospectus, the Group had outstanding borrowings of approximately HK$11.2 million. The borrowings comprised unsecured Convertible Notes of HK$4 million, secured bank loans of approximately HK$1.9 million and unsecured advances from Directors of approximately HK$5.3 million.

The net proceeds of the Rights Issue will not be used to repay any Directors' loans or debts.

Securities

As at 31st August, 2003, the Group's bank loans were secured by trade receivables of the Group of approximately HK$2.4 million by way of placing the post-dated cheques with the bank.

Capital commitments

As at 31st August, 2003, the Group had capital commitments contracted for but not provided for in relation to the formation of a sino-foreign equity joint venture, JingShi Thizlinux Laboratory Stock Company, of approximately HK$14.2 million and the development of the 100 JingShi Thizlinux Internet Course Programs of approximately HK$9.4 million in the PRC.

Disclaimer

Save as disclosed above and apart from intra-group liabilities, the Group did not have any loan capital issued and outstanding or agreed to be issued, any loan capital, bank overdrafts and liabilities under acceptances or other similar indebtedness, debentures, mortgages, charges or loans or acceptance credits or hire purchase commitments, capital commitments, guarantees or other material contingent liabilities as at the close of business on 31st August, 2003.

No material adverse change

Save as disclosed herein, the Directors have confirmed that there has not been any material change in the indebtedness and contingent liabilities of the Group since 31st August, 2003.

V. MATERIAL CHANGE

As at the Latest Practicable Date, the Directors are not aware of any material changes in the financial and trading position or prospects of the Group since 31st March, 2003, the date to which the latest audited financial statements of the Group were made up.

VI. RULES 17.15 TO 17.21 OF THE GEM LISTING RULES

The Directors have confirmed that as at the Latest Practicable Date, they are not aware of any circumstances which would give rise to a disclosure requirement under Rules 17.15 to 17.21 of the GEM Listing Rules.

1. RESPONSIBILITY STATEMENT

This Prospectus, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Group. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief:

(a) the information contained in this Prospectus is accurate and complete in all material respects and not misleading;

(b) there are no other matters the omission of which would make any statement in this Prospectus misleading; and

(c) all opinions expressed in this Prospectus have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

2. SHARE CAPITAL OF THE COMPANY

The authorised and issued share capital of the Company as at the Latest Practicable Date and immediately after completion of the Rights Issue were and will be as follows:

Authorised		*HK$*
5,000,000,000	Shares	50,000,000
Issued and to be issued, fully-paid or credited as fully-paid		
1,646,060,000	Shares in issue as at the Latest Practicable Date	16,460,600
395,054,400	Rights Shares to be issued pursuant to the Rights Issue	3,950,544
2,041,114,400	Shares	20,411,144

The Rights Shares, when allotted and issued, will rank equally in all respects among themselves and with the Shares in issue on the date of allotment and issue of the Rights Shares, including but not limited to the right to receive all dividends, distributions or entitlements declared, paid or made after the date of allotment and issue of the Rights Shares.

3. DIRECTORS' AND CHIEF EXECUTIVE'S INTEREST IN SHARES

As at the Latest Practicable Date, the interests (including interests in shares and short positions) of the Directors and chief executive of the Company in shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the "SFO")) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they were taken or deemed to have under such provisions of the SFO), or which were recorded in the register required to be kept by the Company under Section 352 of the SFO, or which were required, pursuant to Rules 5.40 to 5.58 of the GEM Listing Rules, relating to securities transactions by the Directors, to be notified to the Company and the Stock Exchange, were as follows:

Long Positions in Ordinary Shares of HK$0.01 of the Company

Name of Director	Type of interest	Total number of shares held	Percentage of shareholding
Mr. Lin	Personal	250,000,000	15.19%
Mr. Wong *(Note)*	Other	360,000,000	21.87%
Ms. Huang	Personal	69,725,000	4.24%

Note: These 360,000,000 shares are held by EIIL, a company wholly owned by Intelligent Management Limited as the trustee of Intelligent Management Discretionary Trust, a family discretionary trust the objects of which include Mr. Wong and his family and any charity in the world.

Long Positions in Underlying Shares of Equity Derivatives of the Company

The Company adopted the Share Option Scheme (the "Scheme") on 6th July, 2001, pursuant to which it may grant options to full-time employees of the Group including executive Directors of the Company to subscribe for Shares in the Company:

Name of Director	Type of interest	Date of grant	Exercise price per share as at the Latest Practicable Date *HK$*	Exercisable period	Number of ordinary shares eligible for subscription under options granted and outstanding as at the Latest Practicable Date
Mr. Wong	Personal	21st November, 2001	0.315	30th June, 2002 to 29th June, 2012	1,640,000
Ms. Huang	Personal	21st November, 2001	0.315	30th June, 2002 to 29th June, 2012	16,540,000

Save for the above, no options were granted or exercised under the Scheme as at the Latest Practicable Date.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors, chief executive of the Company and their associates had any other interest or short positions in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they were taken or deemed to have under such provisions of the SFO), or which were recorded in the register required to be kept by the Company under Section 352 of the SFO, or which were required, pursuant to Rules 5.40 to 5.58 of the GEM Listing Rules, relating to securities transactions by the Directors, to be notified to the Company and the Stock Exchange.

Save as disclosed above, as at the Latest Practicable Date, neither the Company nor any of its subsidiaries had any arrangements to enable any Director or their respective spouse or children under 18 years of age to acquire benefits by means of acquisition of shares in or debentures of the Company or any other body corporate.

4. SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, so far is known to the Directors, the following persons (not being a Director or a chief executive of the Company) had an interest and/or a short position in the shares and/or underlying shares of the Company which would fall to be disclosed to the Company and the Stock Exchange pursuant to the provisions of Divisions 2 and 3 of Part XV of the SFO and/or required to be entered in the register maintained by the Company pursuant to Section 336 of the SFO and/or were directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any members of the Group:

Name of Shareholder	Nature of interest	Number of ordinary shares held	Percentage of shareholding
EIIL *(Note 1)*	Corporate	360,000,000	21.87%
ACTC	Corporate	324,340,000	19.70%
CSC Securities (HK) Limited *(Note 2)*	Corporate	315,576,139	14.58%

Note:

1. These 360,000,000 shares are held by EIIL, a company wholly owned by Intelligent Management Limited as the trustee of Intelligent Management Discretionary Trust, a family discretionary trust the objects of which include Mr. Wong and his family and any charity in the world. The shareholding is duplicated in the Directors and chief executives' interests disclosed above.

2. The interests in Shares represent the number of Rights Shares underwritten by the Underwriter pursuant to the Underwriting Agreement, and its percentage shareholding is calculated based on the issued share capital of the Company as enlarged by the Rights Issue (assuming full conversion of the Convertible Notes). As at the Latest Practicable Date, the Underwriter held 85,440,000 Shares holding on behalf of clients, representing approximately 5.19% of the issued share capital of the Company. The Underwriter does not have any beneficial interest in the Shares of the Company. Although the Underwriter was not the beneficial holder of any of the Rights Shares as at the Latest Practicable Date, it is nevertheless taken to have an interest in the Rights Shares for the purposes of Part XV of the SFO by reason of its obligations to take up the Right Shares under the Underwriting Agreement.

So far is known to the Directors and chief executive of the Company, save as disclosed above, as at the Latest Practicable Date, there was no person who had an interest and/or a short position in the shares and/or underlying shares of the Company which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO and/or required to be entered in the register maintained by the Company pursuant to Section 336 of the SFO and/or was directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any members of the Group.

5. MANAGEMENT SHAREHOLDERS

Save for the interests disclosed above in respect of the Directors, chief executive and their associates, the Directors are not aware of any person who, as at the Latest Practicable Date, was entitled to exercise or control the exercise of 5% or more of the voting power at general meetings of the Company and who was able, as a practical matter, to direct or influence the management of the Company.

6. PARTICULAR OF DIRECTORS

Name	**Address**
Executive Directors	
Mr. Lin Chien Hsin	13/F, No. 116, Sec 3 Hsin Yi Road Taipei, Taiwan
Ms. Wanzi Huang	2355 Saleroso Drive Rowland Heights California U.S.
Mr. Wong Hoi Wong	4th Floor 2-12 Belcher's Road Hong Kong
Independent non-executive Directors	
Ms. Li Zhe	28B, Glory Heights 52 Lyttelton Road Mid-Levels Hong Kong
Mr. Kwok Ming Wa	Flat 1601, Block D Healthy Gardens North Point Hong Kong

Executive Directors

Mr. Lin Chien Hsin *(Chairman)*

Mr. Lin, aged 50, graduated from the Economic Faculty of Taiwan University and had involved in research studies in Harvard and Standford Business Schools. He was the Vice President of Holtek Semiconductor Manufacturing Co., Ltd in 1999. Besides, he was also the Chief Financial Officer of United Microelectronics Corporation from 1983 to 2001, a semi-conductor manufacturer whose shares are listed in the Stock Exchange of Taiwan, and had been working there for about 18 years. He has in-depth knowledge in financial management. He was appointed as Executive Director and Chairman of the Group on 24th December, 2002.

Ms. Wanzi Huang *(Deputy Chairman)*

Ms. Wanzi Huang, aged 28, is the Deputy Chairman and a founder of the Group. She has about 6 years' experience in computer trading and international trading. She is responsible for marketing the Group's Linux products to computer manufacturers in the U.S.. Ms. Huang graduated with a Bachelor's Degree in Administration in Fundagao Getulio Vargas in Brazil.

Mr. Wong Hoi Wong *(Executive Director)*

Mr. Wong Hoi Wong, aged 48, is an Executive Director and a founder of the Group. Mr. Wong has over 23 years' experience in sales and marketing, in particular in electronics and computer industries. Mr. Wong was the Chairman of Association of Electronic Components Industry of Taipei from 1990 to 1993. He oversees the sales and marketing strategies of the Group. Mr. Wong graduated from the Department of Industrial Management of Tamsui Oxford College in Taiwan with a diploma.

Independent Non-executive Directors

Ms. Li Zhe

Ms. Li Zhe, aged 33, is a qualified PRC lawyer. Ms. Li graduated with a Bachelor's Degree in Economic Law from Zhongshan University, the PRC, a Master's Degree of Business Administration from Murdoch University, Australia and a Postgraduate Diploma in Law from the Manchester Metropolitan University of the United Kingdom. Ms. Li has served a number of law firms in the PRC and Hong Kong. She was appointed as an independent non-executive Director in July 2001.

Mr. Kwok Ming Wa

Mr. Kwok Ming Wa, aged 41, is the Director and Vice President of Beijing – Hong Kong Academic Exchange Centre which has been set up for the promotion of exchange and cooperative work in academic and technological areas between Hong Kong and the PRC. He used to be a member of the executive committee of Hong Kong New Generation Cultural Association. Mr. Kwok graduated from the Peking University, the PRC with a Bachelor's Degree in Petrology and Geochemistry and a Master's Degree in Remote Sensing Technology. He was appointed as an independent non-executive Director in July 2001.

Senior Management

Mr. So King Yan

Mr. So King Yan, aged 28, is the R&D Manager of the Group, overseeing Linux development projects. Mr. So has over 10 years of experience in computer and Linux programming. He graduated from The Chinese University of Hong Kong with a Bachelor's Degree and Master of Philosophy Degree in Computer Science and Engineering, and had conducted research on mobile file system in Linux. Prior to joining the Group in August 2001, he had involved in the design and development of a marketing platform based on J2EE technology using Weblogic and Oracle on Linux platform. He also tutored undergraduate computer courses on Linux at The Chinese University of Hong Kong.

Mr. Chan Sai Yan

Mr. Chan Sai Yan, aged 29, is the Accounting Manager of the Group, and Company Secretary, Qualified Accountant and Authorised Representative of the Company, and is responsible for the Group's accounting and finance functions. Mr. Chan has over 6 years of experience in accounting and finance in Hong Kong. He graduated with a Bachelor's Degree in Accountancy from The Hong Kong Polytechnic University, and is an Associate Member of Association of Chartered Certified Accountants. He joined the Group in December 2002.

7. PARTIES INVOLVED IN THE RIGHTS ISSUE AND CORPORATE INFORMATION

Head office and principal place of business	Unit 502-505, 5/F., Tower 3 Enterprise Square, 9 Sheung Yuet Road Kowloon Bay Hong Kong
Registered office	Ugland House, South Church Street P. O. Box 309, George Town Grand Cayman Cayman Islands British West Indies
Authorised representatives	Mr. Wong Mr. Chan Sai Yan, *ACCA*
Company secretary and qualified accountant	Mr. Chan Sai Yan, *ACCA*
Auditors	PKF 26th Floor Citicorp Centre 18 Whitfield Road Causeway Bay Hong Kong
Financial adviser to the Company	CSC Asia Limited Unit 3204-7, 32/F COSCO Tower 183 Queen's Road Central Hong Kong
Underwriter	CSC Securities (HK) Limited Unit 3204-7, 32/F COSCO Tower 183 Queen's Road Central Hong Kong
Legal advisers to the Company	*As to Hong Kong law* Cheung, Tong & Rosa Rooms 1621-33, 16th Floor Sun Hung Kai Centre 30 Harbour Road Hong Kong

	As to Cayman Islands law Maples and Calder Asia 1504 One International Finance Centre 1 Harbour View Street Hong Kong
Legal advisers to the Underwriter	*As to Hong Kong Law* Preston Gates & Ellis 10th Floor, Hutchison House 10 Harcourt Road Central Hong Kong
Principal share registrar	Bank of Butterfield International (Cayman) Ltd. Butterfield House, Fort Street P. O. Box 705 George Town Grand Cayman Cayman Islands
Hong Kong branch share registrar	Tengis Limited Ground Floor Bank of East Asia Harbour View Centre 56 Gloucester Road Wanchai Hong Kong
Principal banker	The Hongkong and Shanghai Banking Corporation Limited Tsimshatsui Branch 82-84 Nathan Road Tsimshatsui Kowloon, Hong Kong

8. DIRECTORS' SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had a service contract with the Company which is not determinable by the Company within one year without payment of compensation, other than statutory compensation.

For the financial year ended 31st March, 2003, the aggregate emoluments paid by the Group to the Directors were approximately HK$2.12 million.

9. MATERIAL CONTRACTS

As at the Latest Practicable Date, save as disclosed below, neither the Company nor any of its subsidiaries had entered into any material contracts (not being contracts entered into in the ordinary course of business) within the two years immediately preceding the date of this Prospectus and are or may be material:

1. the Underwriting Agreement;

2. a subscription agreement dated 17th January, 2003 entered into between the Company and (1) Chen Jung Fang, (2) Ma Joen Hsian, (3) Cheng Li Hua, (4) Hu Yi Chen, (5) Chang Jui Min and (6) Chang Chen Ming as subscribers (the "Subscribers") in respect of the subscription of the Convertible Notes; and

3. the Convertible Notes issued by the Company to the Subscribers dated 28th January, 2003.

10. EXPENSES

The expenses in connection with the Rights Issue, including documentation fees, underwriting commission, printing, translation, legal and accounting charges are estimated to be approximately HK$0.5 million and are payable by the Company.

11. LITIGATION

As at the Latest Practicable Date, no member of the Group was engaged in any litigation or arbitration of material importance and no litigation or claim of material importance was known to the Directors to be pending or threatened against any member of the Group.

12. COMPETING INTERESTS

As at the Latest Practicable Date, none of the Directors, the management Shareholders, the substantial Shareholders (as defined in the GEM Listing Rules) nor their respective associates had any interests in any business which competes or may compete with the business of the Group pursuant to Rule 11.04 of the GEM Listing Rules.

13. GENERAL

(a) The registered office of the Company is at Ugland House, South Church Street, P.O. Box 309, George Town, Grand Cayman, Cayman Islands, British West Indies.

(b) The head office and principal place of business of the Company in Hong Kong is at Unit 502-505, 5/F., Tower 3, Enterprise Square, 9 Sheung Yuet Road, Kowloon Bay, Kowloon, Hong Kong.

(c) The Company's branch share registrar and transfer office in Hong Kong is Tengis Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong.

(d) The company secretary and qualified accountant of the Company is Mr. Chan Sai Yan. Mr. Chan is an Associate Member of Association of Chartered Certified Accountants.

(e) The compliance officer of the Company is Mr. Wong.

(f) The Company has established an audit committee in August 2001 with compliance with Rule 5.23 and 5.25 of the GEM Listing Rules. The duties of the audit committee are to review and to provide supervision over the financial reporting process and internal control system of the Group. The audit committee of the Company comprises the two independent non-executive Directors, Ms. Li Zhe and Mr. Kwok Ming Wa whose background are set out on pages 59 to 60 of this Prospectus. The chairman of the audit committee is Ms. Li Zhe.

(g) None of the Directors is materially interested in any contract or arrangement subsisting at the date hereof which is significant in relation to the business of the Group.

(h) Since 31st March, 2003, being the date of the latest published audited financial statements of the Group, none of the Directors has or has had any direct or indirect interest in any assets acquired or disposed of by or leased to or proposed to be acquired, disposed of by or leased to any member of the Group.

(i) CSC Asia Limited ("CSC Asia") has entered into a sponsorship agreement with the Company whereby, for a fee, CSC Asia acts as the Company's continuing sponsor for the purpose of Chapter 6 of the GEM Listing Rules for the period from 27th July, 2001 to 31st March, 2004.

Save as disclosed above, as at the Latest Practicable Date, neither CSC Asia nor its directors or employees or associates had any interests in the securities of the Company or any member of the Group, or any right to subscribe for or to nominate persons to subscribe for the securities of the Company or any member of the Group.

14. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection during normal business hours at the office of the Company at Unit 502-505, 5/F., Tower 3, Enterprise Square, 9 Sheung Yuet Road, Kowloon Bay, Kowloon, Hong Kong from the date of this Prospectus up to and including Thursday, 16th October, 2003:

(a) the memorandum and articles of association of the Company;

(b) the material contracts referred to in the paragraph headed "Material contracts" in this appendix;

(c) the annual reports of the Company for the two financial years ended 31st March, 2003 and the first quarterly report of the Company for the three months ended 30th June, 2003; and

(d) this Prospectus.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt about this circular, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitors, professional accountant or other professional adviser.

If you have sold all your Shares in **THIZ TECHNOLOGY GROUP LIMITED** (the "Company"), you should at once hand this circular and proxy form enclosed in the annual report of the company for the year ended 31 March 2003 ("2003 Annual Report") to the purchaser or to the bank or stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

THIZ TECHNOLOGY GROUP LIMITED
(即時科研集團有限公司)*

(Incorporated in the Cayman Islands with limited liability)

CIRCULAR ON

GENERAL MANDATES FOR ISSUE AND REPURCHASE BY THE COMPANY OF ITS OWN SHARES AND AMENDMENTS TO THE ARTICLES OF ASSOCIATION

This circular explains, among other things, the repurchase mandate to be passed as ordinary resolutions at the annual general meeting of the Company to be held on Wednesday, 30 July 2003.

A notice convening the Annual General Meeting to be held at Unit 502-505, 5/F., Tower 3, Enterprise Square, 9 Sheung Yuet Road, Kowloon Bay, Kowloon, Hong Kong on Wednesday, 30 July 2003 at 2:30 p.m. is set out in the 2003 Annual Report of the Company and a form of proxy for use at the Annual General Meeting is enclosed therein.

This circular will remain on the GEM website at www.hkgem.com on the "Latest Company Announcements" page for at least 7 days from the date of publication.

CHARACTERISTICS OF GEM

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors. Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the main board of the Stock Exchange and no assurance is given that there will a liquid market in the securities traded on GEM. The principal means of information dissemination on GEM is publication on the internet website operated by the Stock Exchange. Listed companies are not generally required to issue paid announcements in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website at www.hkgem.com in order to obtain up-to-date information on GEM-listed issuers.

THIZ TECHNOLOGY GROUP LIMITED
(即時科研集團有限公司)*

(Incorporated in the Cayman Islands with limited liability)

Executive Directors:
Lin Chien Hsin *(Chairman)*
Wong Hoi Wong
Wanzi Huang

Independent non-executive Directors:
Li Zhe
Kwok Ming Wa

Registered office:
Ugland House, South Church Street
P.O. Box 309, George Town
Grand Cayman, Cayman Islands
British West Indies

Head office and principal place of business in Hong Kong
Unit 502-505, 5/F., Tower 3
Enterprise Square
9 Sheung Yuet Road
Kowloon Bay, Kowloon
Hong Kong

30 June 2003

To: the shareholders of the Company (the "Shareholders")

Dear Sir or Madam,

CIRCULAR ON

GENERAL MANDATES FOR ISSUE AND REPURCHASE BY THE COMPANY OF ITS OWN SHARES AND AMENDMENTS TO THE ARTICLES OF ASSOCIATION

1. INTRODUCTION

On 26 July 2002, resolutions were passed by the then Shareholders giving general mandates to the directors of the Company (the "Directors") to issue and repurchase shares of nominal value of HK$0.01 of the Company (the "Shares"). These general mandates will expire at the conclusion of the annual general meeting to be held on Wednesday, 30 July 2003 (the "AGM"). Ordinary resolutions will be proposed at the AGM to renew these general mandates.

A special resolution will also be proposed at the AGM to amend the Company's Articles of Association (the "Articles") consequent upon the commencement of the Securities and Futures Ordinance on 1 April 2003. Details of the amendments to the Articles are set out in the section headed "Amendments to the Articles" below.

* *For identification purpose only*

The purpose of this circular is to provide you with information regarding the following resolutions to be proposed at the AGM relating to:

(a) an ordinary resolution to grant a general allotment mandate to issue Shares;

(b) an ordinary resolution to grant a general mandate for repurchase by the Company of its own Shares;

(c) an ordinary resolution to grant a general extension mandate to extend the General Allotment Mandate (as defined below) to include Shares repurchased under the Repurchase Mandate (as defined below); and

(d) a special resolution to amend the Articles as set out in the Notice (as defined below).

2. GENERAL ALLOTMENT MANDATE

An ordinary resolution will be proposed at the AGM that a new general mandate be granted to the Directors to issue further Shares prevailing up to a maximum of 20% of the issued share capital as at the date of passing the relevant resolution (the "General Allotment Mandate") at the AGM. There is however no present intention for any issuance of Shares under the General Allotment Mandate.

3. GENERAL MANDATE TO REPURCHASE SHARES

An ordinary resolution will be proposed at the AGM to approve the grant of a new general mandate to the Directors to repurchase on the Growth Enterprise Market of the Stock Exchange ("GEM") Shares up to a maximum of 10% of the issued share capital of the Company at the date of passing the resolution (the "Repurchase Mandate") at the AGM.

An explanatory statement to provide Shareholders with all the information reasonably necessary for them to make an informed decision in relation to this proposed resolution as required by the Rules Governing the Listing of Securities on GEM (the "GEM Listing Rules") concerning the regulation of repurchases by companies of their own securities on GEM is set out in the Appendix to this circular.

4. GENERAL EXTENSION MANDATE

It is recommended that a new mandate (the "General Extension Mandate") be granted to the Directors permitting them, after the grant of the Repurchase Mandate referred to above, to add to the General Allotment Mandate any Shares representing the aggregate nominal value of the Shares repurchased pursuant to the Repurchase Mandate.

The authority conferred on the Directors by the General Allotment Mandate, the Repurchase Mandate and the General Extension Mandate would continue in force until the conclusion of the next annual general meeting of the Company or the expiry date for the holding of the next annual general meeting unless it is renewed at such meeting or until revoked or varied by ordinary resolution of the Shareholders in general meeting prior to the next annual general meeting.

5. AMENDMENTS TO THE ARTICLES

At the AGM, a special resolution, as set out in the Notice (define below), will be proposed to amend:

(a) the interpretation of "recognised clearing house" in article 2 of the Articles to the effect that the reference to the Securities and Futures (Clearing Houses) Ordinance repealed on 1 April 2003 in such interpretation shall be replaced by a general reference to a clearing house recognised by the laws of the jurisdiction in which the shares of the Company are listed or quoted on a stock exchange in such jurisdiction;

(b) article 85 of the Articles be amended to clarify that a recognised clearing house being a member of the Company may appoint one or more proxies to attend any general meeting and each such proxy(ies) shall have one vote on a show of hands; and

(c) article 96 (b) of the Articles be amended to the effect that a proxy authorised by a recognised clearing house to attend any general meeting shall be deemed to have been duly authorised without further evidence of the fact.

6. ANNUAL GENERAL MEETING

A notice (the "Notice") convening the AGM to be held on Wednesday, 30 July 2003 is set out in the 2003 Annual Report and a form of proxy for use at the AGM is therein enclosed.

Whether or not you intend to be present at the AGM, you are requested to complete the form of proxy and return it to the Company's branch share registrar in Hong Kong, Tengis Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong in accordance with the instructions printed thereon not later than 48 hours before the time for holding the AGM. Completion and delivery of the form of proxy will not prevent Shareholders from attending and voting at the AGM if they so wish.

7. RECOMMENDATION

The Directors consider that resolutions as proposed in this circular are in the best interests of the Company and Shareholders and accordingly recommend that you should vote in favour of the resolutions referred to above to be proposed at the AGM.

8. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no facts the omission of which would make any statement herein misleading.

By Order of the Board of Directors of
Thiz Technology Group Limited
LIN CHIEN HSIN
Chairman

This explanatory statement contains all the information required pursuant to rule 13.08 and other relevant provisions of the GEM Listing Rules.

1. THE SHARE REPURCHASE RULES

The GEM Listing Rules permit companies whose primary listings are on GEM to repurchase their fully paid-up Shares on GEM subject to certain restrictions. In this regard, the definition of "Shares" in the GEM Listing Rules would, and where used below in this explanatory statement (including the use of the word "Share") shall (unless the context otherwise requires) include shares of all classes and securities which carry a right to subscribe or purchase shares of the Company. The most important restrictions contained in the GEM Listing Rules are summarised below:

1.1. Source of Funds

Repurchases must be funded entirely from the Company's available cash flow or working capital facilities, which will be funds legally available for the purchase in accordance with the Articles of Association of the Company and the applicable laws of Hong Kong and the Cayman Islands.

1.2. Exercise of the Repurchase Mandate

Exercise in full of the Repurchase Mandate, on the basis of 1,646,060,000 existing Shares of the Company in issue as at 26 June 2003 (being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein (the "Latest Practicable Date") and on the basis that no new Shares are issued or repurchased prior to the date of the resolution approving the Repurchase Mandate, could accordingly result in up to 164,606,000 Shares being repurchased by the Company during the course of the period from the date of resolution granting the Repurchase Mandate until the earlier of the conclusion of the first annual general meeting of the Company following the passing of the said resolution or the revocation or variation of the existing repurchase mandate by Shareholders in general meeting.

1.3. Reasons for Repurchases

The Directors believe that it is in the best interests of the Company and its Shareholders to have a general authority from Shareholders to enable the Directors to repurchase Shares in the market. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net assets and/or earnings per Share and will only be made if the Directors believe that such repurchases will benefit the Company and its Shareholders.

1.4. Funding of Repurchases

In repurchasing its Shares, the Company may only apply funds legally available for such purpose in accordance with its Memorandum and Articles of Association and the laws of the Cayman Islands. It is envisaged that the Company would derive the funds from its distributable profits for the repurchases.

As compared with the position as disclosed in the Company's most recent published audited accounts for the year ended 31 March 2003, and taking into account the current working capital position of the Company, the Directors consider that there might be a material adverse effect on the working capital and gearing position of the Company may result in the event that the Repurchase Mandate is to be exercised in full in the period before the Repurchase Mandate expires. The Directors however do not propose to exercise the Repurchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

2. GENERAL

None of the Directors, and to the best of their knowledge having made all reasonable enquiries, any associates (as defined in the GEM Listing Rules) of any Director, have any present intention in the event that the Repurchase Mandate is approved by Shareholders to sell any of the Shares to the Company.

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the Repurchase Mandate in accordance with the GEM Listing Rules and the applicable laws of the Cayman Islands.

If, as a result of a Share repurchase, a Shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purpose of the Hong Kong Code on Takeovers and Mergers ("Takeovers Code"). In certain circumstances, a Shareholder or a group of Shareholders acting in concert could as a result of increase of its or their interest, obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, the following Shareholders are interested in more than 10% of the Shares then in issue:

Name of Shareholder	**Number of Shares**	**Approximate percentage of shareholding**
Eaglemax International Investment Limited *(Note)*	360,000,000	21.87%
Mr. Lin Chien Hsin	250,000,000	15.19%
Applied Component Technology Corporation	324,340,000	19.70%

Note: Eaglemax International Investment Limited is a company wholly owned by Intelligent Management Limited as the trustee of Intelligent Management Discretionary Trust, a family discretionary trust whose objects include Mr. Wong Hoi Wong, an executive Director, together with his family and any charity in the world.

In the event that the Directors exercise in full the power to repurchase Shares in accordance with the Repurchase Mandate, the percentage shareholding of the above Shareholders in the Shares would be increased to:

Name of Shareholder	Approximate percentage of shareholding
Eaglemax International Investment Limited	24.30%
Mr. Lin Chien Hsin	16.88%
Applied Component Technology Corporation	21.89%

The Directors are not aware of any consequences which the exercise in full of Repurchase Mandate will have under the Takeovers Code. At present, so far as is known to the Directors, no Shareholder may become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code in the event that the Directors exercise the power in full to repurchase the Shares pursuant to the Repurchase Mandate.

No connected person (as defined in the GEM Listing Rules) has notified the Company that he has a present intention to sell Shares to the Company, or has undertaken not to do so, if the Repurchase Mandate is approved by Shareholders.

The highest and lowest prices at which the Shares were traded on GEM during each of the previous 12 months were as follows:–

	Per Shares	
	Highest	Lowest
	HK$	*HK$*
June 2002	0.46	0.345
July 2002	0.415	0.249
August 2002	0.265	0.225
September 2002	0.233	0.115
October 2002	0.114	0.04
November 2002	0.069	0.02
December 2002	0.05	0.047
January 2003	0.08	0.045
February 2003	0.085	0.067
March 2003	0.067	0.047
April 2003	0.069	0.056
May 2003	0.065	0.037

During the 6 months preceding the date of this circular, the Company has not repurchased any Shares on GEM.

Category: **Announcements**
Stock Code: **08119**
Stock Name: **Thiz Technology Group Limited**

Date of Release	Document
12/08/2004	Results Announcement (Q1, 2004/2005, Summary)
12/08/2004	Results Announcement (Q1, 2004/2005)
05/08/2004	Announcement (Results of the annual general meeting held on 5 August 2004)
29/07/2004	Notice of Board Meeting
27/07/2004	Announcement (Change of head office and principal place of business in Hong Kong)
12/07/2004	Notice of Annual General Meeting (Revised)
09/07/2004	Announcement (Change of date and venue for annual general meeting)
07/07/2004	Notice of Annual General Meeting
29/06/2004	Results Announcement (Final, 2003/2004, Summary)
29/06/2004	Results Announcement (Final, 2003/2004)
18/06/2004	Notice of Board Meeting
14/06/2004	Announcement (Unusual price & volume movement)
07/06/2004	Announcement (Unusual price movement)
28/05/2004	Announcement (Unusual price movement)
10/05/2004	Announcement (Unusual price & volume movement)
06/04/2004	Announcement (Unusual price movement)
30/03/2004	Announcement (Discloseable Transaction: Proposed issue of unlisted convertible notes and resumption of trading)
29/03/2004	Suspension of Trading
23/02/2004	Announcement (Unusual price movement)
13/02/2004	Results Announcement (Q3, 2003/2004)
13/02/2004	Results Announcement (Q3, 2003/2004, Summary)
30/01/2004	Notice of Board Meeting
31/12/2003	Announcement (Change of independent non-executive director)
09/12/2003	Announcement (Unusual Price Movement)
02/12/2003	Announcement (Unusual Price Movement)
19/11/2003	Announcement (Unusual price movement)
13/11/2003	Results Announcement (Q2, 2003/2004)
13/11/2003	Results Announcement (Q2, 2003/2004, Summary)
03/11/2003	Notice of Board Meeting
24/10/2003	Announcement (Unusual price movement)
24/10/2003	Announcement (Results of the rights issue)
24/09/2003	Announcement (Unusual price movement)
16/09/2003	Announcement (Unusual price movement)
11/09/2003	Announcement (Discloseable transaction: Proposed rights issue and resumption of trading)
10/09/2003	Suspension of Trading
27/08/2003	Announcement (Unusual price movement)
14/08/2003	Results Announcement (Q1, 2003/2004, Summary)
13/08/2003	Results Announcement (Q1, 2003/2004)
01/08/2003	Notice of Board Meeting

30/06/2003	Notice of Annual General Meeting
24/06/2003	Announcement (Unusual price movement)
24/06/2003	Results Announcement (Final, 2002/2003, Summary)
24/06/2003	Results Announcement (Final, 2002/2003)
23/06/2003	Announcement (Proposed amendments to Articles of Association)
23/06/2003	Announcement (Unusual price movement)
20/06/2003	Announcement (Unusual price movement)
16/06/2003	Announcement (Unusual price movement)
11/06/2003	Notice of Board Meeting
29/04/2003	Announcement (Unusual price movement)
25/03/2003	Announcement (Unusual price movement)
12/02/2003	Results Announcement (Q3, 2002/2003, Summary)
12/02/2003	Results Announcement (Q3, 2002/2003)
04/02/2003	Announcement (Unusual price movement)
29/01/2003	Notice of Board Meeting
17/01/2003	Announcement (Proposed issue of unlisted convertible notes)
09/01/2003	Announcement (Unusual price movement)
23/12/2002	Announcement (Appointment of executive director & chairman)
11/12/2002	Announcement (Clarification of a statement regarding no introduction of new substantial shareholder in an announcement of the Company dated 4/12/2002)
10/12/2002	Announcement (Appointment of company secretary, qualified accountant, & authorised representative)
04/12/2002	Announcement (Change of executive director, chairman, compliance officer, & authorised representative)
29/11/2002	Announcement (Unusual price movement)
28/11/2002	Announcement (Resignation of company secretary, qualified accountant, & authorised representative)
21/11/2002	Announcement (Unusual price movement)
20/11/2002	Announcement (Unusual price movement)
14/11/2002	Results Announcement (Q2, 2002/2003, Summary)
14/11/2002	Results Announcement (Q2, 2002/2003)
01/11/2002	Notice of Board Meeting
25/10/2002	Announcement (Unusual price movement)
17/10/2002	Ann. (Unusual price movement)
15/10/2002	Ann. (Establishment of ADR Program)
07/10/2002	Ann. (Unusual price movement)
04/10/2002	Ann. (Unusual price movement)
30/09/2002	Ann. (Unusual price movement)
27/09/2002	Ann. (Change of principal place of business)
13/09/2002	Ann. (Unusual price movement)
04/09/2002	Ann. (Change of chief executive officer)
13/08/2002	Results Announcement (Q1, 2002/2003, Summary)
13/08/2002	Results Announcement (Q1, 2002/2003)
01/08/2002	Notice of Board Meeting

THIZ TECHNOLOGY<08119> - Results Announcement (Q1, 2004/2005, Summary)

Thiz Technology Group Limited announced on 11/08/2004:
(stock code: 08119)

Year end date	:31/03/2005
Currency	:HKD
Auditors' report	:N/A
1st Quarterly Report Reviewed by	:Audit Committee

Important Note :

This result announcement form only contains extracted information from and should be read in conjunction with the detailed results announcement of the issuer, which can be viewed on the GEM website at http://www.hkgem.com

		(UnAudited) Current Period from 01/04/2004 to 30/06/2004 $'000	(UnAudited) Last Corresponding Period from 01/04/2003 to 30/06/2003 $'000
Turnover	:	6,643	15,914
Profit/(Loss) from Operations	:	(749)	(1,784)
Finance cost	:	(63)	(27)
Share of Profit/(Loss) of Associates	:	0	0
Share of Profit/(Loss) of Jointly Controlled Entites	:	0	0
Profit/(Loss) after Taxation & MI	:	(900)	(1,829)
% Change Over the Last Period	:	N/A	
EPS / (LPS)			
Basic (in dollar)	:	(HKD 0.00044)	(HKD 0.0011)
Diluted (in dollar)	:	(HKD 0.0004)	(HKD 0.0011)
Extraordinary (ETD) Gain/(Loss)	:	0	0
Profit (Loss) after ETD Items	:	(900)	(1,829)
1st Quarter Dividends per Share	:	NIL	NIL
(specify if with other options)	:	N/A	N/A
B/C Dates for 1st Quarter Dividends	:	N/A	
Payable Date	:	N/A	
B/C Dates for (-) General Meeting	:	N/A	
Other Distribution for Current Period	:	NIL	
B/C Dates for Other Distribution	:	N/A	

(bdi: both days inclusive)

For and on behalf of
Thiz Technology Group Limited

Signature :
Name : Chan Sai Yan
Title : Company Secretary

Responsibility statement

The directors of the Company (the "Directors") as at the date hereof hereby collectively and individually accept full responsibility for the accuracy of the information contained in this results announcement form (the "Information") and confirm, having made all reasonable inquiries,

that the Stock Exchange has no responsibility whatsoever with regard to the Information and undertake to indemnify the Exchange against all liability incurred and all losses suffered by the Exchange in connection with or relating to the Information.

Remarks:

1. Basis of preparation

The unaudited financial statements have been prepared in accordance with all applicable Statements of Standard Accounting Practice ("SSAP") and Interpretations issued by the Hong Kong Society of Accountants ("HKSA"), and accounting principles generally accepted in Hong Kong. They have been prepared under the historical cost convention and comply with the disclosure requirements of the Hong Kong Companies Ordinance and the GEM Listing Rules. The principal accounting policies and methods of computation adopted in preparing the unaudited consolidated results are consistent with those followed in the Group's annual financial statements for the year ended 31st March, 2004.

The unaudited financial statements incorporate the financial statements of the Company and its subsidiaries for the three months ended 30th June, 2004. All significant intra-group transactions and balances have been eliminated on consolidation.

2. Loss per share

The calculation of basic loss per share for the period is based on the loss attributable to shareholders of HK$900,000 (2003: 1,829,000) and the weighted average of 2,041,114,400 ordinary shares (2003: 1,646,060,000 shares) in issue during the period.

The calculation of diluted loss per share for the period is based on the loss attributable to shareholders of HK$848,000 (2003: 1,804,000) after adjusting for the interest of convertible notes. The weighted number of ordinary shares used in the calculation is 2,041,114,400 (2003: 1,646,060,000), as used in the basic loss per share calculation, plus the weighted average of 70,395,738 (2003: 25,000,000) ordinary shares assuming full conversion of the convertible notes on the date when the convertible notes were issued.

3. Dividend

No dividend has been paid or declared by the Company during the period.

THIZ TECHNOLOGY GROUP LIMITED
即時科研集團有限公司*

(incorporated in the Cayman Islands with limited liability)
(Stock code: 8119)

Results Announcement
For the three months ended 30th June, 2004

CHARACTERISTICS OF THE GROWTH ENTERPRISE MARKET ("GEM") OF THE STOCK EXCHANGE OF HONG KONG LIMITED (THE "STOCK EXCHANGE")

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the Main Board and no assurance is given that there will be a liquid market in the securities traded on GEM.

The principal means of information dissemination on GEM is publication on the internet website operated by the Stock Exchange. Listed companies are not generally required to issue paid announcement in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website in order to obtain up-to-date information on GEM listed issuers.

This announcement, for which the directors (the "Directors") of Thiz Technology Group Limited collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited (the "GEM Listing Rules") for the purpose of giving information with regard to Thiz Technology Group Limited. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: 1. the information contained in this announcement is accurate and complete in all material respects and not misleading; 2. there are no other matters the omission of which would make any statement in this announcement misleading; and 3. all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

* *For identification purpose only*

SUMMARY

- The Group recorded a turnover of approximately HK$6,643,000 for the three months ended 30th June, 2004.
- Loss attributable to shareholders was approximately HK$900,000.
- The Directors do not recommend the payment of an interim dividend for the three months ended 30th June, 2004.

RESULTS

The board of directors (the "Board") of Thiz Technology Group Limited (the "Company") is pleased to announce the unaudited consolidated results of the Company and its subsidiaries (together the "Group") for the three months ended 30th June, 2004 together with the comparative unaudited figures for the corresponding period in 2003 as follows:

		For the three months ended 30th June,	
		2004	2003
	Note	***HK$'000***	*HK$'000*
Turnover	2	**6,643**	15,914
Cost of sales		**(2,839)**	(3,333)
Gross profit		**3,804**	12,581
Other revenue	2	**255**	84
Provision for doubtful debts		**–**	(9,360)
Selling and distribution expenses		**(1,455)**	(1,028)
General and administrative expenses		**(3,353)**	(4,061)
Loss from operations		**(749)**	(1,784)
Finance costs		**(63)**	(27)
Loss before tax		**(812)**	(1,811)
Tax	3	**(88)**	(18)
Loss attributable to shareholders		**(900)**	(1,829)
Dividend		**–**	–
Loss per share	4		
– Basic (in cents)		**0.044**	(0.11)
– Diluted (in cents)		**0.040**	(0.11)

Notes:

1. **Basis of preparation**

The unaudited financial statements have been prepared in accordance with all applicable Statements of Standard Accounting Practice ("SSAP") and Interpretations issued by the Hong Kong Society of Accountants ("HKSA"), and accounting principles generally accepted in Hong Kong. They have been prepared under the historical cost convention and comply with the disclosure requirements of the Hong Kong Companies Ordinance and the GEM Listing Rules. The principal accounting policies and methods of computation adopted in preparing the unaudited consolidated results are consistent with those followed in the Group's annual financial statements for the year ended 31st March, 2004.

The unaudited consolidated financial statements incorporate the financial statements of the Company and its subsidiaries for the three months ended 30th June, 2004. All significant intra-group transactions and balances have been eliminated on consolidation.

2. **Turnover**

Turnover represents the invoiced value of computer products sold and Group's Linux based software products distributed and training income, after allowances for returns and discounts and net of value-added tax.

An analysis of turnover and other revenue is set out below:–

	For the three months ended 30th June,	
	2004	2003
	HK$'000	*HK$'000*
Turnover:–		
Distribution of Group's Linux based software products	**1,617**	11,826
Sales of computer products	**2,440**	3,699
Training income	**2,586**	389
	6,643	15,914
Other revenue:–		
Interest income	**2**	1
Sundry income	**253**	83
	255	84
	6,898	15,998

3. **Tax**

No provision for Hong Kong profits tax has been made as the Group did not generate any assessable profits in Hong Kong during the three months ended 30th June, 2004 and 30th June, 2003.

Taxes on profits assessable elsewhere have been calculated at the rates of tax prevailing in the countries in which the Group operates, based on existing legislations, interpretations and practices in respect thereof.

Deferred taxation in respect of unused tax losses for the periods has not been recognised as it is not probable that future taxable profits will be available for setting off.

4. **Loss per share**

The calculations of the basic and diluted loss per share for the period are based on the following data:–

	For the three months ended 30th June,	
	2004	2003
	HK$'000	*HK$'000*
Loss for the purpose of calculating basic loss per share	**(900)**	(1,829)
Effect of dilutive potential ordinary shares:–		
Interest on convertible notes	**52**	25
Loss for the purpose of calculating diluted loss per share	**848**	(1,804)

	2004	2003
	No. of shares	No. of shares
Weighted average number of ordinary shares for the purpose of calculating basic loss per share	**2,041,114,400**	1,646,060,000
Effects of dilutive potential ordinary shares:–		
Convertible notes	**70,395,738**	25,000,000
Weighted average number of ordinary shares for the purpose of calculating diluted loss per share	**2,111,510,138**	1,671,060,000

The share options had no dilutive effect for the period ended 30th June, 2004 because the exercise price of the Company's share options was higher than the average market price of the shares during the period.

5. Reserves

	Share premium HK'000	Capital redemption reserve HK'000	Special reserve HK'000	Exchange reserve HK'000	Accumulated losses HK'000	Total HK'000
At 1.4.2003	17,658	84	360	6	(4,094)	14,014
Exchange adjustment on translation of the financial statements of foreign subsidiaries	–	–	–	4	–	4
Loss attributable to shareholders	–	–	–	–	(1,829)	(1,829)
At 30.6.2003	17,658	84	360	10	(5,923)	12,189
At 1.4.2004	22,006	84	360	15	(17,447)	5,018
Exchange adjustment on translation of the financial statements of foreign subsidiaries	–	–	–	12	–	12
Loss attributable to shareholders	–	–	–	–	(900)	(900)
At 30.6.2004	22,006	84	360	27	(18,347)	4,130

INTERIM DIVIDEND

The Board does not recommend the payment of an interim dividend for the three months ended 30th June, 2004 (2003: Nil).

BUSINESS REVIEW AND PROSPECTS

Financial Performance

For the three months ended 30th June, 2004, the Group's consolidated turnover amounted to HK$6,643,000, representing a decrease of 58% compared to HK$15,914,000 of the corresponding period in 2003. The significant drop is attributed to the termination of a Linux software licensing contract by the Group in July 2003 due to default in payment of licence fee by the customers. Litigation process has been instituted by the Group and based on legal advice obtained, the Group has a good prima facie case in respect of our claim of the outstanding licence fee.

During the period under review, loss from operations of the Group amounted to HK$749,000, compared to HK$1,784,000 in the corresponding period last year. Further, loss attributable to shareholders for the period was HK$900,000, while the corresponding period last year was HK$1,829,000. As a result of this, gross profit ratio for the period was -13.5, compared to -11.5 of last year.

Although termination of the licensing contract had a considerable impact on the Group's revenue and profitability, its effect was starting to be offset by the booming results of the training income from "Thiz BEST" and sale of "Thiz Easy Shop" during the period. The trend is expected to be continuing and bring more encouraging results in the near future.

Business Review

Subsequent to the issue of the 2003/2004 annual report, the first quarter of year 2004/2005 has also just passed. Looking back on the Group's arrangements of all areas and the business development tactic of "4 Wheels in One Track with Cross-duplication", we see encouraging results from the successful start in the first quarter of 2004/2005. In respect of "The First Wheel" of e-commerce application development, the "Owners Zone" in Taiwan has begun to amass 120 web shops, and is believed to develop into a noticeable trading platform in the second quarter with the better equipped B2C function and the completion of the B2B e-commerce software. Meantime, "The Second Wheel" – training program business in Hong Kong was continuing to develop by forming partnership relationship one after another with City University of Hong Kong, The Chinese University of Hong Kong, Vocational Training Council to organize hand in hand the Thiz BEST internationally accredited Linux Software Engineer training programme, which has successfully run for intakes. The launch of new product "Thiz Easy Theatre" has, in a short time, solicited 2 orders with a total contract value of RMB2,500,000, and was scheduled to deliver in the third quarter this year. This new product is user-friendly and easy to sell in bundle with ordinary computers and notebook computers. The goal in this regard is to sell this product with 10 major PC manufacturers in the future. More importantly,

this product incorporates domestic applications such as DVD, TV, Internet browsing and video recording functions, all accord with a human touch to make computer a popular tool such that all people, irrespective of their age and gender, can use it, without the need to log on a system platform with application software.

"The Third Wheel" has, after the implementation of "1+1+1 Project" in China, enrolled an accumulation of 50 intakes and set up 10 education centres with approximately 1,000 students throughout the period from September 2003 to June 2004. It has brought a generous revenue to the Group. Thiz Technology Group Limited has become the number one company engaging in Linux training business in the PRC, leaving other Linux and training companies such as Red Hat, Turbolinux, 紅旗, 新華, LPI etc. far behind.

"The Fourth Wheel" is to establish ThizLinux Institutes across the Greater China region. We have set up a company in Dalian at the end of June 2004, and established the first Linux software institute in China, commencing to enrol graduates from North-Eastern China (including but not limited to Dalian, Shenyang, Changchun, Haerbin and Inner Mongolian) for internship.

The tactic of "4 Wheels in One Track with Cross-duplication" has successfully been activated, and we are glad to see the Group to excel and prosper with firm development steps.

Prospect

The Group is delighted to see the contribution in 2003 yields positive results in 2004 and has brought revenue and return, boosting the morale of the staff of the Group. In order to accelerate its development, the Group expanded its establishment by increasing the number of staff members from 110 to 160, in particular the number of teachers has been increased from 20 to 60, to cope with the development of "1+1+1 Project" that are geared to recruit students nation-wide. It is expected that, based on the speed of expansion, there will be at least 2,000 students enrolled in Thiz BEST by the end of 2004. "Thiz Easy Shop" being developed in Taiwan will have the chance to be introduced into China for promotion across the country in the future, pushing the Group to another height. The training business and "Thiz Easy Shop" although appear to be unrelated, in fact, "Thiz Easy Shop" is the integration of courses relating to system and network security, elementary database and PHP programming, the component courses of Thiz BEST. As such, the students can acquire career skills and the Group can utilize the application of "Thiz Easy Shop" to enable the students to learn for practice, or even start their own business to become owner of a web shop. This is one of the dynamics that can be heralded in the tactic of "4 Wheels in One Track with Cross-duplication" in the future.

Worth mentioning, the Group was invited to participate in the formulation of new standards for LSB 2.0 international certification for its achievement in LSB 1.3 internationally accredited desktop system and 64-bit server software, which is an honour and recognition to the Group. In the China front, besides assisting the Chinese government in cultivating Linux talents, the Group was also invited to join the group for formulation of Linux standardization in China under the supervision of Ministry of Information Industry of China. It is believed that with the Group's products coming up to internationalized and formulation of China's certification standard, the Group will be able to give play to its role of the bridge between China and the international Linux standard. In line with its core mission of "Benefiting Our Country, Our People and Ourselves", the Group is bound to rack its brain to contribute its share.

DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS IN SECURITIES OF THE COMPANY

As at 30th June, 2004, the interests or short positions of the directors and chief executive in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO"), Chapter 571 of the Laws of Hong Kong), which were notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they have taken or deemed to have taken under such provisions of the SFO), or which were required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein, or which were required, pursuant to Rule 5.61 of the GEM Listing Rules, to be notified to the Company and the Stock Exchange, were as follows:–

(a) Long Positions in Ordinary Shares of HK$0.01 of the Company

Name of Director	Type of interest	Total number of shares held	Percentage of shareholding
Mr. Lin Chien Hsin	Personal	353,000,000	17.29%
Mr. Wong Hoi Wong ("Mr. Albert Wong") *(Note)*	Other	397,200,000	19.46%
Ms. Wanzi Huang	Personal	86,459,000	4.24%

Note: These shares are held by Eaglemax International Investment Limited, a company wholly owned by Intelligent Management Limited as the trustee of Intelligent Management Discretionary Trust, a family discretionary trust the objects of which include Mr. Albert Wong and his family and any charity in the world.

Long Positions in Underlying Shares of Equity Derivatives of the Company

The Company adopted the Share Option Scheme (the "Scheme") on 6th July, 2001, pursuant to which it may grant options to full-time employees of the Group including executive directors of the Company to subscribe for shares in the Company:

Name of Director	Type of interest	Date of grant	Exercise price per share *HK$*	Exercisable period	Number of ordinary shares eligible for subscription under options granted and outstanding as at 30th June, 2004
Mr. Albert Wong	Personal	21st November, 2001	0.284	30th June, 2002 to 29th June, 2012	1,819,014
Ms. Wanzi Huang	Personal	21st November, 2001	0.284	30th June, 2002 to 29th June, 2012	18,345,423

No options were granted or exercised under the Scheme during the three months ended 30th June, 2004.

(b) Short positions in the shares and underlying shares of the Company

Save as disclosed herein, as at 30th June, 2004, none of the directors has short positions in the shares or underlying shares of equity derivatives of the Company.

Save as disclosed herein, as at 30th June, 2004, none of the directors had any interests or short positions in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO), which were notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have taken under such provisions of the SFO), or which were required pursuant to Section 352 of the SFO, to be entered in the register referred to therein, or which were required, pursuant to Rule 5.61 of the GEM Listing Rules, to be notified to the Company and the Stock Exchange.

SUBSTANTIAL SHAREHOLDERS' INTERESTS

As at 30th June, 2004, the following persons (not being the directors and chief executives of the Company) had interests or short positions in the shares, underlying shares or debentures of the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept under Section 336 of the SFO as follows:–

Name of Shareholder	Nature of interest	Number of shares held	Percentage of shareholding
Eaglemax International Investment Limited *(Note 1)*	Corporate	397,200,000	19.46%
Applied Component Technology Corporation	Corporate	324,340,000	15.89%
Mr. Ma Joen Hsian *(Note 2)*	Personal	148,612,770	7.28%

Note 1: These shares are held by Eaglemax International Investment Limited, a company wholly owned by Intelligent Management Limited as the trustee of Intelligent Management Discretionary Trust, a family discretionary trust the objects of which include Mr. Albert Wong and his family and any charity in the world. The shareholding is duplicated in the "Directors and Chief Executives' Interests in Securities of the Company" disclosed above.

Note 2: This represents 48,612,770 ordinary shares of the Company held by and 100,000,000 to be allotted and issued to Mr. Ma Joen Hsian upon the full conversion of principal amounts of HK$1,500,000 and HK$2,100,000 unlisted convertible notes subscribed on 17th January, 2003 and 26th March, 2004 respectively. Both amounts of unlisted convertible notes bear interest of 2.5% per annum with maturity of three years on 16th January, 2006 and 25th March, 2007 respectively. They are both convertible into ordinary shares of the Company at a conversion price of HK$0.036 per share (subject to adjustments).

Save as disclosed above, as at 30th June, 2004, there was no person (not being the directors and chief executives of the Company) who had any interests or short positions in the shares, underlying shares and debentures of the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept under Section 336 of the SFO.

DIRECTORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES

Save as disclosed under the heading "Directors' and Chief Executives' Interests in Securities of the Company", at no time during the three months ended 30th June, 2004 was the Company or any of its subsidiaries a party to any arrangements to enable any director or their respective spouse or children under 18 years of age to acquire benefits by means of acquisition of shares in or debentures of the Company or any other body corporate.

MANAGEMENT SHAREHOLDERS

Save for the interests disclosed above in respect of the directors, chief executive and their associates, the directors are not aware of any person who, as at 30th June, 2004, was entitled to exercise or control the exercise of 5 per cent or more of the voting power at general meetings of the Company and who was able, as a practical matter, to direct or influence the management of the Company.

COMPETING INTERESTS

None of the directors or the management shareholders (as defined in the GEM Listing Rules) of the Company or their respective associates had any interest in a business which competed or might compete with business of the Group.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company, nor any of its subsidiaries has purchased, sold or redeemed any of the Company's shares during the three months ended 30th June, 2004

COMPLIANCE WITH RULES 5.34 TO 5.45 OF THE GEM LISTING RULES

The Company has complied with Rules 5.34 to 5.45 of the GEM Listing Rules concerning board practices and procedures during the three months ended 30th June, 2004.

AUDIT COMMITTEE

The Company has established an audit committee since August 2001 with its written terms of reference being in compliance with Rules 5.29 to 5.32 of the GEM Listing Rules. The primary duties of the audit committee are to review and supervise the financial reporting process and internal control systems of the Group and to provide advices and comments to the Board.

The audit committee comprises two members, namely, Ms. Li Zhe and Mr. Ko Ming Tung, Edward, both being independent non-executive Directors of the Company.

The Group's financial statements for the three months ended 30th June, 2004 have been reviewed by the audit committee who was of the opinion that such financial statements complied with applicable accounting standards, the GEM Listing Rules, and that adequate disclosures had been made.

By Order of the Board
Lin Chien Hsin
Chairman

Hong Kong, 11th August, 2004

At the date of this announcement, the Board comprises:

Mr. Lin Chien Hsin *(Chairman)*
Mr. Wong Hoi Wong *(Executive director)*
Ms. Wanzi Huang *(Executive director)*
Ms. Li Zhe *(Independent non-executive director)*
Mr. Ko Ming Tung, Edward *(Independent non-executive director)*

This announcement will remain on the GEM website on the "Latest Company Announcements" page for 7 days from the date of its posting.

THIZ TECHNOLOGY GROUP LIMITED
即時科研集團有限公司*

(incorporated in the Cayman Islands with limited liability)
(Stock code: 8119)

RESULTS OF THE ANNUAL GENERAL MEETING HELD ON 5 AUGUST 2004

The board of directors (the "Board") of Thiz Technology Group Limited (the "Company") is pleased to announce that all resolutions proposed at the annual general meeting ("AGM") held today, including those approving the increase in authorized share capital, the adoption of new memorandum and articles of association, the adoption of the New Scheme and termination of the Existing Scheme were duly passed by the Shareholders by a show of hands.

Reference is made to the notice of AGM made by the Company on 12 July 2004 and the circular of the Company dated 7 July 2004 (the "Circular"). Terms used in this announcement shall, unless the context otherwise requires, have the same meanings as defined in the Circular.

The Directors are pleased to announce that all ordinary and special resolutions proposed at the AGM, including those approving (i) the increase in authorized share capital; (ii) the adoption of new memorandum and articles of association; (iii) the adoption of the New Scheme and the grant of general authority to the Directors to grant options under the New Scheme; and (iv) the termination of Existing Scheme were duly passed by the Shareholders by a show of hands at the AGM held today.

By Order of the board of directors of
Thiz Technology Group Limited
Lin Chien Hsin
Chairman

Hong Kong, 5 August 2004

As at the date hereof, the board of directors is composed of Mr. Lin Chien Hsin, Mr. Wong Hoi Wong, Ms. Wanzi Huang as executive directors, and Ms. Li Zhe and Mr. Ko Ming Tung, Edward as independent non-executive directors.

This announcement, for which the directors of Thiz Technology Group Limited collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to Thiz Technology Group Limited. The directors of Thiz Technology Group Limited, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the "Latest Company Announcements " page of the GEM website for at least 7 days from its date of publication.

* *For identification purpose only*

THIZ TECHNOLOGY GROUP LIMITED
即時科研集團有限公司*

(incorporated in the Cayman Islands with limited liability)
(Stock code: 8119)

ANNOUNCEMENT

The Board of Directors (the "Board") of Thiz Technology Group Limited (the "Company") hereby announces that a Meeting of the Board will be held at Unit 1004, 10/F, Tower B, Hunghom Commercial Centre, 37 Ma Tau Wai Road, To Kwa Wan, Kowloon, Hong Kong on Wednesday, 11th August, 2004 at 4:00 p.m. for the following purposes:

1. To consider and approve the unaudited consolidated first quarterly results of the Company and its subsidiaries for the three months ended 30th June, 2004 and the announcement of the first quarterly results;

2. To approve the publication of the first quarterly results on the GEM website and the dispatch of the first quarterly results report to shareholders;

3. To consider the payment of dividend, if any;

4. To consider the closure of the Register of Members, if necessary; and

5. To transact any other business.

By Order of the Board
Chan Sai Yan
Company Secretary

Hong Kong, 29th July, 2004

As at the date hereof, the board of directors is composed of Mr. Lin Chien Hsin, Mr. Wong Hoi Wong, Ms. Wanzi Huang as executive directors, and Ms. Li Zhe and Mr. Ko Ming Tung, Edward as independent non-executive directors.

This announcement, for which the Directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief : (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the GEM website at http://www.hkgem.com on the "Latest Company Announcements" page for at least 7 days from the date of its posting.

* *For identification purpose only*

THIZ TECHNOLOGY GROUP LIMITED
即時科研集團有限公司*

(incorporated in the Cayman Islands with limited liability)
(Stock code: 8119)

CHANGE OF HEAD OFFICE AND PRINCIPAL PLACE OF BUSINESS IN HONG KONG

The board of directors (the "Board") of Thiz Technology Group Limited (the "Company") announces that the head office and principal place of business in Hong Kong of the Company will be changed to Unit 1004, 10/F, Tower B, Hunghom Commercial Centre, 37 Ma Tau Wai Road, To Kwa Wan, Kowloon, Hong Kong with effect from 29th July 2004.

By Order of the Board
Thiz Technology Group Limited
Chan Sai Yan
Company Secretary

Hong Kong, 27th July 2004

As at the date hereof, the board of directors is composed of Mr. Lin Chien Hsin, Mr. Wong Hoi Wong, Ms. Wanzi Huang as executive directors, and Ms. Li Zhe and Mr. Ko Ming Tung, Edward as independent non-executive directors.

This announcement, for which the Directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the "Latest Company Announcements" page of the GEM website for at least seven days from the date of its publication and on the Company's website at www.airnet.com.hk.

* *For identification purposes only*

THIZ TECHNOLOGY GROUP LIMITED

即時科研集團有限公司*

(incorporated in the Cayman Islands with limited liability)

(Stock code: 8119)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting of the Company shall be held at Rooms 1621-33, 16/F, Sun Hung Kai Centre, 30 Harbour Road, Wanchai, Hong Kong at 2:30 p.m. on 5 August 2004 to transact the following ordinary businesses:

1. To receive and consider the consolidated audited financial statements and the reports of the directors and auditors for the year ended 31 March 2004.

2. To re-elect the retiring directors and authorise the board of directors to fix their remuneration.

3. To re-appoint auditors and authorise the board of directors to fix their remuneration.

To consider by way of special business, and if thought fit, to pass with or without amendments the following resolutions:

As Ordinary Resolution

4. "**THAT** the authorized share capital of the Company be and is hereby increased from HK$50,000,000 to HK$80,000,000 by creation of 3,000,000,000 additional shares of HK$0.01 each in the capital of the Company."

* *For identification purpose only*

As Special Resolution

5. "**THAT** the new memorandum and articles of association (the "New M&A") of the Company, a copy of which has been submitted to the meeting marked "A" signed for identification purpose by the Chairman thereof, be and is hereby approved and adopted (including without limitation the creation of a new class of convertible non-voting preference share (the "Preference Share") having rights, privileges and restrictions set out in Article 3B of the New M&A) in substitution for the existing memorandum and articles of association of the Company and the directors of the Company (the "Directors") be and are hereby authorized to do all things to implement the adoption of the New M&A."

As Ordinary Resolutions

6. "**THAT** subject to and conditional on the Listing Committee of The Stock Exchange of Hong Kong Limited ("Listing Committee") granting approval of the listing of and permission to deal in, the ordinary shares of the Company to be issued pursuant to the exercise of options granted under the new share option scheme ("New Scheme"), a copy of which has been produced to this meeting marked "B" signed for identification purpose by the chairman, the terms of the New Scheme be and are hereby approved and adopted and that the Directors be and are hereby authorized to grant options thereunder, to subscribe for the ordinary shares and to allot, issue, distribute and deal in the Shares pursuant to the exercise of options granted under the New Scheme and to execute such documents and take all such steps as may be necessary or desirable to implement the New Scheme and the Directors may vote in respect of any resolution under or affecting the New Scheme notwithstanding any interest of any of the Directors thereunder."

7. "**THAT** conditional on the passing of Ordinary Resolution No. 6 hereinabove, the share option scheme adopted by the Company on 6 July 2001, the principal terms of which are summarised in the paragraph headed "Share Option Scheme" in Appendix IV to the prospectus of the Company dated 20 July 2001, be and is hereby terminated with immediate effect provided that options which have been granted and remain outstanding shall continue to be exercisable in accordance with their terms of issue and the provisions of Chapter 23 of the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited (the "GEM Listing Rules")."

8. "**THAT**:

   8.1. subject to paragraph 8.3 of this Resolution, and pursuant to the GEM Listing Rules, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers be and the same be and is hereby generally and unconditionally approved;

   8.2. the approval in paragraph 8.1 of this Resolution shall be in addition to any other authorization given to the Directors and shall authorize the Directors during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

8.3. the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to options or otherwise) by the Directors pursuant to the approval in paragraph 8.1 of this Resolution, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined); or (ii) the grant or exercise of any option under the option scheme of the Company or any other option, scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company; or (iii) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association of the Company in force from time to time; or (iv) any issue of shares in the Company upon the exercise of rights of subscription or conversion under the terms of any existing warrants of the Company or any existing securities of the Company which carry rights to subscribe for or are convertible into shares of the Company, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue at the date of the passing of this resolution and the authority pursuant to paragraph 8.1 of this Resolution shall be limited accordingly; and

8.4. for the purpose of this Resolution, "Relevant Period" means the period from the date of the passing of this Resolution until whichever is the earliest of:

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by the Memorandum and Articles of Association of the Company, or any other applicable law of the Cayman Islands to be held; and

(c) the passing of an ordinary resolution by the shareholders of the Company in general meeting revoking or varying the authority given to the Directors by this Resolution.

"Rights Issue" means an offer of shares in the Company, or offer or issue of warrants, options or other securities giving rights to subscribe for shares open for a period fixed by the Directors to holders of shares in the Company on the register on a fixed record date in proportion to their holdings of shares (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements, or having regard to any restrictions or obligations under the laws of, or the requirements of, or the expense or delay which may be involved in determining the existence or extent of any restrictions or obligations under the laws of, or the requirements of, any jurisdiction applicable to the Company, or any recognized regulatory body or any stock exchange applicable to the Company)."

9. "**THAT**:

9.1. subject to paragraph 9.2 of this Resolution, the exercise by the Directors during the Relevant Period (as defined in Resolutions 8.4 set out in the Notice of this Meeting) of all powers of the Company to purchase its shares on The Growth Enterprise Market of The Stock Exchange of Hong Kong Limited or any other stock exchange on which the shares of the Company may be listed and recognized by the Securities and Futures Commission and The Stock Exchange of Hong Kong Limited for such purpose, and otherwise in accordance with the rules and regulations of the Securities and Futures Commission, The Stock Exchange of Hong Kong Limited or of any other stock exchange as amended from time to time and all applicable laws in this regard, be and the same is hereby generally and unconditionally approved;

9.2. the aggregate nominal amount of shares of the Company which may be purchased by the Company pursuant to the approval in paragraph 9.1 of this Resolution during the Relevant Period shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of the passing of this Resolution and the authority pursuant to paragraph 9.1 of this Resolution shall be limited accordingly." and

10. "**THAT** conditional upon Ordinary Resolutions nos. 8 and 9 above being passed, the unconditional general mandate granted to the Directors of the Company to allot, issue and deal with additional shares and to make or grant offers, agreements and options which might require the exercise of such powers pursuant to Resolution no. 8 above be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted pursuant to Resolution no. 9 above, provided that such amount shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company at the date of the passing of the said resolution."

By Order of the Board
Thiz Technology Group Limited
Chan Sai Yan
Company Secretary

Hong Kong, 12 July 2004

Principal place of business:
Unit 502-505, 5/F, Tower 3
Enterprise Square, 9 Sheung Yuet Road
Kowloon Bay, Kowloon
Hong Kong

Notes:–

1) A member who is a holder of two or more shares of the Company, and who is entitled to attend and vote at the Annual General Meeting is entitled to appoint more than one proxy or a duly authorised corporate representative to attend and vote in his stead. A proxy need not be a member of the Company. Completion and return of the form of proxy will not preclude a member from attending the Annual General Meeting and voting in person. In such event, his form of proxy will be deemed to have been revoked.

2) A form of proxy for the Annual General Meeting is enclosed. In order to be valid, the form of proxy together with the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of such power or authority, must be deposited at the branch share registrar of the Company in Hong Kong, Tengis Limited, at G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not less than 48 hours before the time for holding the Annual General Meeting or any adjournment thereof.

3) With regard to items 4 and 8 above, the Directors wish to state that where the market condition is favourable and suitable investor(s) can be identified they will issue the Preference Shares to prospective investor(s) in the near future but they have no immediate plans to issue any new ordinary shares of the Company save and except any ordinary shares that fall to be issue upon the exercise of any Preference Shares to be issued by the Company.

4) As at the date hereof, the board of Directors is composed of Lin Chien Hsin, Wong Hoi Wong and Wanzi Huang as executive Directors, and Li Zhe and Ko Ming Tung, Edward as independent non-executive Directors.

The Board comprises of:

Mr. Lin Chien Hsin *(Chairman)*
Mr. Wong Hoi Wong *(Executive director)*
Ms. Wanzi Huang *(Executive director)*
Mr. Ko Ming Tung, Edward *(Independent non-executive director)*
Ms. Li Zhe *(Independent non-executive director)*

This announcement, for which the Directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the GEM website at http://www.hkgem.com on the "Latest Company Announcements" page for at least 7 days from the date of its posting.

THIZ TECHNOLOGY GROUP LIMITED
即時科研集團有限公司*

(incorporated in the Cayman Islands with limited liability)
(the "Company")
(Stock Code: 8119)

CHANGE OF DATE AND VENUE FOR ANNUAL GENERAL MEETING

Further to the Company's Notice of AGM dated 7 July 2004, the Board has approved that the date and venue for holding the AGM of the Company be changed from 28 July 2004 at Unit 502-505, 5/F, Tower 3, Enterprise Square, 9 Sheung Yuet Road, Kowloon Bay, Kowloon, Hong Kong to 5 August 2004 at Rooms 1621-33, 16/F, Sun Hung Kai Centre, 30 Harbour Road, Wanchai, Hong Kong.

Reference is made to the notice of annual general meeting of the Company dated 7 July 2004 (the "Notice of AGM") whereby the shareholders of the Company were informed of the date, time and venue of the forthcoming annual general meeting of the Company ("AGM").

The Company is in the process of relocating its head office and principal place of business in Hong Kong from its existing premises at Unit 502-505, 5/F, Tower 3, Enterprise Square, 9 Sheung Yuet Road, Kowloon Bay, Kowloon, Hong Kong (the venue originally fixed for holding the AGM) and will commence to operate from Unit 1004, 10/F, Tower B, Hunghom Commercial Centre, 37 Ma Tau Wai Road, To Kwa Wan, Kowloon, Hong Kong with effect from 29 July 2004. The board of directors of the Company (the "Board") has decided to change the venue for holding the AGM to:

Rooms 1621-33, 16/F, Sun Hung Kai Centre
30 Harbour Road, Wanchai, Hong Kong

The Board also notes that the Notice of AGM of the Company dated 7 July 2004 sent to the Shareholders falls short of the notice period required under the Company's articles of association. The Board has approved to change the date of the AGM to 5 August 2004 and issue a fresh Notice of AGM and proxy form.

* *For identification purposes only*

The fresh Notice of AGM and proxy form will replace and supersede the ones sent to the Shareholders and will be despatched to the Shareholders on 12 July 2004. Save for the above changes, all other details of the Notice of AGM and the proxy form for the AGM remain unchanged.

Consequently, the address appeared on pages 9 and 12 of the circular of the Company dated 7 July 2004 where the new memorandum and articles of association and the new share option scheme rules are made available for inspection by shareholders of the Company will be Unit 1004, 10/F, Tower B, Hunghom Commercial Centre, 37 Ma Tau Wai Road, To Kwa Wan, Kowloon, Hong Kong, commencing on 29 July 2004.

As at the date hereof, the board of Directors is composed of Mr. Lin Chien Hsin, Mr. Wong Hoi Wong, Ms. Wanzi Huang as executive Directors, and Ms. Li Zhe and Mr. Ko Ming Tung, Edward as independent non-executive Directors.

By the order of the Board
Thiz Technology Group Limited
Lin Chien Hsin
Chairman

Hong Kong, 9 July 2004

This announcement, for which the Directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the GEM website at http://www.hkgem.com on the "Latest Company Announcements" page for at least 7 days from the date of its posting.

THIZ TECHNOLOGY GROUP LIMITED
即時科研集團有限公司*

(incorporated in the Cayman Islands with limited liability)
(Stock code: 8119)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting of the Company shall be held at Unit 502-505, 5/F, Tower 3, Enterprise Square, 9 Sheung Yuet Road, Kowloon Bay, Kowloon, Hong Kong at 2:30 p.m. on 28 July 2004 to transact the following ordinary businesses:

1. To receive and consider the consolidated audited financial statements and the reports of the directors and auditors for the year ended 31 March 2004.

2. To re-elect the retiring directors and authorise the board of directors to fix their remuneration.

3. To re-appoint auditors and authorise the board of directors to fix their remuneration.

To consider by way of special business, and if thought fit, to pass with or without amendments the following resolutions:

As Ordinary Resolution

4. "**THAT** the authorized share capital of the Company be and is hereby increased from HK$50,000,000 to HK$80,000,000 by creation of 3,000,000,000 additional shares of HK$0.01 each in the capital of the Company."

* *For identification purpose only*

As Special Resolution

5. "**THAT** the new memorandum and articles of association (the "New M&A") of the Company, a copy of which has been submitted to the meeting marked "A" signed for identification purpose by the Chairman thereof, be and is hereby approved and adopted (including without limitation the creation of a new class of convertible non-voting preference share (the "Preference Share") having rights, privileges and restrictions set out in Article 3B of the New M&A) in substitution for the existing memorandum and articles of association of the Company and the directors of the Company (the "Directors") be and are hereby authorized to do all things to implement the adoption of the New M&A."

As Ordinary Resolutions

6. "**THAT** subject to and conditional on the Listing Committee of The Stock Exchange of Hong Kong Limited ("Listing Committee") granting approval of the listing of and permission to deal in, the ordinary shares of the Company to be issued pursuant to the exercise of options granted under the new share option scheme ("New Scheme"), a copy of which has been produced to this meeting marked "B" signed for identification purpose by the chairman, the terms of the New Scheme be and are hereby approved and adopted and that the Directors be and are hereby authorized to grant options thereunder, to subscribe for the ordinary shares and to allot, issue, distribute and deal in the Shares pursuant to the exercise of options granted under the New Scheme and to execute such documents and take all such steps as may be necessary or desirable to implement the New Scheme and the Directors may vote in respect of any resolution under or affecting the New Scheme notwithstanding any interest of any of the Directors thereunder."

7. "**THAT** conditional on the passing of Ordinary Resolution No. 6 hereinabove, the share option scheme adopted by the Company on 6 July 2001, the principal terms of which are summarised in the paragraph headed "Share Option Scheme" in Appendix IV to the prospectus of the Company dated 20 July 2001, be and is hereby terminated with immediate effect provided that options which have been granted and remain outstanding shall continue to be exercisable in accordance with their terms of issue and the provisions of Chapter 23 of the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited (the "GEM Listing Rules")."

8. "**THAT**:

    8.1. subject to paragraph 8.3 of this Resolution, and pursuant to the GEM Listing Rules, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers be and the same be and is hereby generally and unconditionally approved;

8.2. the approval in paragraph 8.1 of this Resolution shall be in addition to any other authorization given to the Directors and shall authorize the Directors during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

8.3. the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to options or otherwise) by the Directors pursuant to the approval in paragraph 8.1 of this Resolution, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined); or (ii) the grant or exercise of any option under the option scheme of the Company or any other option, scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company; or (iii) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association of the Company in force from time to time; or (iv) any issue of shares in the Company upon the exercise of rights of subscription or conversion under the terms of any existing warrants of the Company or any existing securities of the Company which carry rights to subscribe for or are convertible into shares of the Company, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue at the date of the passing of this resolution and the authority pursuant to paragraph 8.1 of this Resolution shall be limited accordingly; and

8.4. for the purpose of this Resolution, "Relevant Period" means the period from the date of the passing of this Resolution until whichever is the earliest of:

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by the Memorandum and Articles of Association of the Company, or any other applicable law of the Cayman Islands to be held; and

(c) the passing of an ordinary resolution by the shareholders of the Company in general meeting revoking or varying the authority given to the Directors by this Resolution.

"Rights Issue" means an offer of shares in the Company, or offer or issue of warrants, options or other securities giving rights to subscribe for shares open for a period fixed by the Directors to holders of shares in the Company on the register on a fixed record date in proportion to their holdings of shares (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements, or having regard to any restrictions or obligations under the laws of, or the requirements of, or the expense or delay which may be involved in determining the existence or extent of any restrictions or obligations under the laws of, or the requirements of, any jurisdiction applicable to the Company, or any recognized regulatory body or any stock exchange applicable to the Company)."

9. "**THAT**:

9.1. subject to paragraph 9.2 of this Resolution, the exercise by the Directors during the Relevant Period (as defined in Resolutions 8.4 set out in the Notice of this Meeting) of all powers of the Company to purchase its shares on The Growth Enterprise Market of The Stock Exchange of Hong Kong Limited or any other stock exchange on which the shares of the Company may be listed and recognized by the Securities and Futures Commission and The Stock Exchange of Hong Kong Limited for such purpose, and otherwise in accordance with the rules and regulations of the Securities and Futures Commission, The Stock Exchange of Hong Kong Limited or of any other stock exchange as amended from time to time and all applicable laws in this regard, be and the same is hereby generally and unconditionally approved;

9.2. the aggregate nominal amount of shares of the Company which may be purchased by the Company pursuant to the approval in paragraph 9.1 of this Resolution during the Relevant Period shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of the passing of this Resolution and the authority pursuant to paragraph 9.1 of this Resolution shall be limited accordingly;" and

10. "**THAT** conditional upon Ordinary Resolutions nos. 8 and 9 above being passed, the unconditional general mandate granted to the Directors of the Company to allot, issue and deal with additional shares and to make or grant offers, agreements and options which might require the exercise of such powers pursuant to Resolution no. 8 above be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted pursuant to Resolution no. 9 above, provided that such amount shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company at the date of the passing of the said resolution."

By Order of the Board
Thiz Technology Group Limited
Chan Sai Yan
Company Secretary

Hong Kong, 7 July 2004

Principal place of business:
Unit 502-505, 5/F, Tower 3
Enterprise Square, 9 Sheung Yuet Road
Kowloon Bay, Kowloon
Hong Kong

Notes:–

1) A member who is a holder of two or more shares of the Company, and who is entitled to attend and vote at the Annual General Meeting is entitled to appoint more than one proxy or a duly authorised corporate representative to attend and vote in his stead. A proxy need not be a member of the Company. Completion and return of the form of proxy will not preclude a member from attending the Annual General Meeting and voting in person. In such event, his form of proxy will be deemed to have been revoked.

2) A form of proxy for the Annual General Meeting is enclosed. In order to be valid, the form of proxy together with the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of such power or authority, must be deposited at the branch share registrar of the Company in Hong Kong, Tengis Limited, at G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not less than 48 hours before the time for holding the Annual General Meeting or any adjournment thereof.

3) With regard to items 4 and 8 above, the Directors wish to state that where the market condition is favourable and suitable investor(s) can be identified they will issue the Preference Shares to prospective investor(s) in the near future but they have no immediate plans to issue any new ordinary shares of the Company save and except any ordinary shares that fall to be issue upon the exercise of any Preference Shares to be issued by the Company.

4) As at the date hereof, the board of Directors is composed of Lin Chien Hsin, Wong Hoi Wong and Wanzi Huang as executive Directors, and Li Zhe and Ko Ming Tung, Edward as independent non-executive Directors.

The Board comprises of:

Mr. Lin Chien Hsin *(Chairman)*
Mr. Wong Hoi Wong *(Executive director)*
Ms. Wanzi Huang *(Executive director)*
Mr. Ko Ming Tung, Edward *(Independent non-executive director)*
Ms. Li Zhe *(Independent non-executive director)*

This announcement, for which the Directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the GEM website at http://www.hkgem.com on the "Latest Company Announcements" page for at least 7 days from the date of its posting.

THIZ TECHNOLOGY<08119> - Results Announcement (Final, 2003/2004, Summary)

Thiz Technology Group Limited announced on 28/06/2004:
(stock code: 08119)

Year end date	:31/03/2004
Currency	:HKD
Auditors' report	:Unqualified
Review of Quarterly Report by	:N/A

Important Note :

This result announcement form only contains extracted information from and should be read in conjunction with the detailed results announcement of the issuer, which can be viewed on the GEM website at http://www.hkgem.com

		(audited) Current Period from 01/04/2003 to 31/03/2004 $'000	(audited) Last Corresponding Period from 01/04/2002 to 31/03/2003 $'000
Turnover	:	37,415	64,152
Profit/(Loss) from Operations	:	(13,253)	7,056
Finance cost	:	(100)	(20)
Share of Profit/(Loss) of Associates	:	0	0
Share of Profit/(Loss) of Jointly Controlled Entites	:	0	99
Profit/(Loss) after Taxation & MI	:	(13,353)	7,135
% Change Over the Last Period	:	N/A	
EPS / (LPS)			
Basic (in dollar)	:	(HKD 0.0073)	HKD 0.0043
Diluted (in dollar)	:	(HKD 0.0069)	HKD 0.0043
Extraordinary (ETD) Gain/(Loss)	:	N/A	N/A
Profit (Loss) after ETD Items	:	(13,353)	7,135
Final Dividends per Share	:	NIL	NIL
(specify if with other options)	:	N/A	N/A
B/C Dates for Final Dividends	:	N/A	
Payable Date	:	N/A	
B/C Dates for (-) General Meeting	:	N/A	
Other Distribution for Current Period	:	NIL	
B/C Dates for Other Distribution	:	N/A	

(bdi: both days inclusive)

For and on behalf of
Thiz Technology Group Limited

Signature :
Name :Chan Sai Yan
Title :Company Secretary

Responsibility statement

The directors of the Company (the "Directors") as at the date hereof hereby collectively and individually accept full responsibility for the accuracy of the information contained in this results announcement form

that the Stock Exchange has no responsibility whatsoever with regard to the Information and undertake to indemnify the Exchange against all liability incurred and all losses suffered by the Exchange in connection with or relating to the Information.

Remark:

1. Basis of preparation

The financial statements have been prepared in accordance with all applicable Statements of Standard Accounting Practice ("SSAP") and Interpretations issued by the Hong Kong Society of Accountants ("HKSA"), and accounting principles generally accepted in Hong Kong. They have been prepared under the historical cost convention and comply with the disclosure requirements of Companies Ordinance of Hong Kong and the GEM Listing Rules.

In the current year, the Group has adopted, for the first time, SSAP 12 (revised) "Income Taxes", issued by the HKSA. SSAP 12 prescribes the accounting for income taxes payable or recoverable, arising from the taxable profit or loss for the current year (current tax); and income taxes payable or recoverable in future periods, principally arising from taxable and deductible temporary differences and the carry forward of unused tax losses (deferred tax). In the opinion of the Directors, the adoption of this revised SSAP did not have a material impact on the results of the Group for the current and prior year.

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 31st March each year. All significant intra-group transactions and balances have been eliminated on consolidation.

2. (Loss)/earnings per share

The calculation of basic (loss)/earnings per share for the year ended 31st March 2004 is based on the loss attributable to shareholders of HK$13,353,000 (2003: profit of HK$7,135,000) and the weighted average of 1,817,681,993 ordinary shares in issue during the year (2003: 1,649,251,000 shares).

The calculation of diluted (loss)/earnings per share for the year ended 31st March 2004 is based on the loss attributable to shareholders of HK$13,270,000 (2003: profit of 7,155,000) after adjusting for the interest of convertible notes. The weighted number of ordinary shares used in the calculation is 1,817,681,993 (2003: 1,649,251,000), as used in the basic (loss)/profit per share calculation, plus the weighted average of 104,826,959 (2003: 20,274,000) ordinary shares assuming full conversion of the convertible notes on the date when the convertible notes were issued.

3. Dividend

No dividend has been paid or declared by the Company during the year.

THIZ TECHNOLOGY GROUP LIMITED
即時科研集團有限公司*

(incorporated in the Cayman Islands with limited liability)

(Stock code: 8119)

ANNUAL RESULTS ANNOUNCEMENT FOR THE YEAR ENDED 31 MARCH, 2004

CHARACTERISTICS OF THE GROWTH ENTERPRISE MARKET ("GEM") OF THE STOCK EXCHANGE OF HONG KONG LIMITED (THE "STOCK EXCHANGE")

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the Main Board and no assurance is given that there will be a liquid market in the securities traded on GEM.

The principal means of information dissemination on GEM is publication on the internet website operated by the Stock Exchange. Listed companies are not generally required to issue paid announcement in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website in order to obtain up-to-date information on GEM listed issuers.

This announcement, for which the directors (the "Directors") of Thiz Technology Group Limited collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to Thiz Technology Group Limited. The directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: 1. the information contained in this announcement is accurate and complete in all material respects and not misleading; 2. there are no other matters the omission of which would make any statement in this announcement misleading; and 3. all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

* *For identification purposes only*

FINAL RESULTS

The board of Directors (the "Board") of Thiz Technology Group Limited ("Thiz" or the "Company") is pleased to announce the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended 31 March, 2004 which has been reviewed by the audit committee, together with the comparative audited figures for the previous year:

	Note	2004 HK$'000	2003 HK$'000
Turnover	3	**37,415**	64,152
Cost of sales		**(15,850)**	(15,384)
Gross profit		**21,565**	48,768
Other revenue		**746**	422
Provision for doubtful debts		**(13,048)**	(11,109)
Selling and distribution expenses		**(3,259)**	(3,831)
General and administrative expenses		**(19,257)**	(27,194)
(Loss)/profit from operations	5	**(13,253)**	7,056
Finance costs	6	**(100)**	(20)
Share of profit of a jointly controlled entity		**–**	99
(Loss)/profit before tax		**(13,353)**	7,135
Tax	7	**–**	–
(Loss)/profit attributable to shareholders		**(13,353)**	7,135
Dividend	8	**–**	–
(Loss)/earnings per share	9		
– Basic (in cents)		**(0.73)**	0.43
– Diluted (in cents)		**(0.69)**	0.43

1. Corporate information

The Company was incorporated as an exempted company with limited liability in the Cayman Islands under the Companies Law (Cap. 22 Law 3 of 1961, as consolidated and revised) of the Cayman Islands on 6th December, 2000.

The shares of the Company were listed on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited (the "GEM") on 27th July, 2001.

On 11th October, 2002, the United States Securities and Exchange Commission approved the establishment of Level 1 American Depository Receipt ("ADR") program for the Company's shares in the United States of America.

2. Basis of preparation

The financial statements have been prepared in accordance with all applicable Statements of Standard Accounting Practice ("SSAP") and Interpretations issued by the Hong Kong Society of Accountants ("HKSA"), and accounting principles generally accepted in Hong Kong. They have been prepared under the historical cost convention and comply with the disclosure requirements of Companies Ordinance of Hong Kong and the GEM Listing Rules.

In the current year, the Group has adopted, for the first time, SSAP 12 (revised) "Income Taxes", issued by the HKSA. SSAP 12 prescribes the accounting for income taxes payable or recoverable, arising from the taxable profit or loss for the current year (current tax); and income taxes payable or recoverable in future periods, principally arising from taxable and deductible temporary differences and the carry forward of unused tax losses (deferred tax). In the opinion of the Directors, the adoption of this revised SSAP did not have a material impact on the results of the Group for the current and prior year.

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 31st March each year. All significant intra-group transactions and balances have been eliminated on consolidation.

3. Turnover

Turnover represents the invoiced value of computer products sold and Group's Linux based software products distributed and training income, after allowances for returns and discounts and net of value-added tax.

An analysis of turnover and other revenue is set out below:–

	2004 *HK$'000*	2003 *HK$'000*
Turnover:–		
Distribution of Group's Linux based software products	**18,323**	47,776
Sales of computer products	**15,052**	16,376
Training income	**4,040**	–
	37,415	64,152
Other revenue:–		
Interest income	**2**	8
Sundry income	**744**	414
	746	422
Total revenue	**38,161**	64,574

4. Segment information

Segment information is presented by way of two segment formats: (i) on a primary segment reporting basis, by business segment; and (ii) on a secondary segment reporting basis, by geographical segment.

The Group's operating businesses are structured and managed separately, according to the nature of their operations and the products and services they provide. Each of the Group's business segments represents a strategic business unit that offers products and services which are subject to risks and returns that are different from those of other business segments. Summary details of the business segments are as follows:–

(a) the software development segment engages in development and sales of Linux based software products;

(b) the computer products segment engages in B2B e-commerce in respect of trading of computer products; and

(c) the training service segment engages in the provision of training services on Linux based software.

In determining the Group's geographical segments, revenues are attributed to the segments based on the location of the customers, and assets are attributed to the segments based on the location of the assets.

(a) **Business segments**

The following tables present revenue, (loss)/profit and certain assets, liabilities and expenditure information for the Group's business segments.

	Software development		Computer products		Training services		Consolidated	
	2004	2003	**2004**	2003	**2004**	2003	**2004**	2003
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*	***HK$'000***	*HK$'000*	***HK$'000***	*HK$'000*
Segment revenue:–								
Sales to external customers	**18,323**	47,776	**15,052**	16,376	**4,040**	–	**37,415**	64,152
Segment results	**(3,047)**	19,452	**(5,400)**	(9,065)	**(4,200)**	–	**(12,647)**	10,387
Interest income							**2**	8
Unallocated income							**744**	414
Unallocated expenses							**(1,352)**	(3,753)
(Loss)/profit from operations							**(13,253)**	7,056
Finance costs							**(100)**	(20)
Share of profit of a jointly controlled entity	**–**	99	**–**	–	**–**	–	**–**	99
(Loss)/profit before tax							**(13,353)**	7,135
Tax							**–**	–
(Loss)/profit attributable to shareholders							**(13,353)**	7,135

(a) Business segments *(continued)*

	Software development		Computer products		Training services		Unallocated		Consolidated	
	2004	2003	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*	***HK$'000***	*HK$'000*	***HK$'000***	*HK$'000*	***HK$'000***	*HK$'000*
Segment assets	**38,907**	33,958	**5,632**	4,674	**2,706**	–	**–**	–	**47,245**	38,632
Unallocated assets	**–**	–	**–**	–	**–**	–	**1,227**	1,749	**1,227**	1,749
Total assets	**38,907**	33,958	**5,632**	4,674	**2,706**	–	**1,227**	1,749	**48,472**	40,381
Segment liabilities	**17,666**	7,209	**2,648**	1,123	**578**	–	**–**	–	**20,892**	8,332
Unallocated liabilities	**–**	–	**–**	–	**–**	–	**2,151**	1,574	**2,151**	1,574
Total liabilities	**17,666**	7,209	**2,648**	1,123	**578**	–	**2,151**	1,574	**23,043**	9,906
Other segment information:–										
Depreciation	**113**	358	**110**	92	**296**	–	**58**	111	**577**	561
Amortisation	**762**	504	**146**	175	**35**	–	**–**	–	**943**	679
									1,520	1,240
Capital expenditure	**3,964**	927	**290**	458	**572**	–	**–**	89	**4,826**	1,474

(b) Geographical segments

	Hong Kong		Taiwan		PRC		USA		Others		Consolidated	
	2004	2003	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*	***HK$'000***	*HK$'000*	***HK$'000***	*HK$'000*	***HK$'000***	*HK$'000*	***HK$'000***	*HK$'000*
Segment revenue:–												
Sales to external customers	**1,183**	7,030	**18,334**	48,148	**3,191**	303	**5,180**	1,542	**9,527**	7,129	**37,415**	64,152
Other segment information:–												
Segment assets	**40,115**	35,063	**4,907**	1,530	**2,319**	3,562	**–**	–	**1,131**	226	**48,472**	40,381
Capital expenditure	**3,892**	157	**849**	446	**85**	781	**–**	–	**–**	90	**4,826**	1,474

5. (Loss)/profit from operations

	2004	2003
	HK$'000	*HK$'000*
(Loss)/profit from operations is arrived at after charging/(crediting):–		
Cost of inventories sold	**15,032**	15,033
Cost of services rendered	**818**	–
Depreciation	**577**	561
Amortisation of product development costs	**943**	679
Auditors' remuneration	**200**	228
Staff costs (excluding directors' emoluments)	**10,767**	12,950
Impairment loss of goodwill	**–**	686
Provision for doubtful debts	**13,048**	11,109
Bad debts written off	**–**	560

6. Finance costs

	2004	2003
	HK$'000	*HK$'000*
Interest on convertible notes	**100**	20

7. Tax

(a) No provision for Hong Kong profits tax has been made as the Group has no assessable profits for the year.

A reconciliation between tax (income)/expense and the product of accounting (loss)/profit and the applicable tax rates is as follows:–

	2004	2003
	HK$'000	*HK$'000*
Tax (income)/expense for the year can be reconciled as follows:–		
(Loss)/profit before tax	**(13,353)**	7,135
Tax effect at Hong Kong profits tax rate of 17.5% (2003: 16%)	**(2,337)**	1,142
Tax effect of non-deductible expenses/tax exempt revenue	**692**	(4,048)
Tax effect of unrecognised general provision for doubtful debts	**270**	584
Tax effect of unrecognised tax losses	**1,599**	2,324
Tax effect of utilisation of unrecognised tax losses	**(223)**	(30)
Tax effect of unrecognised (accelerated)/decelerated tax allowances	**(1)**	28
Tax (income)/expense	**–**	–

(b) Taxes on profits assessable elsewhere have been calculated at the rates of tax prevailing in the countries in which the Group operates, based on existing legislations, interpretations and practices thereof.

(c) Deductible temporary differences have not been recognised in these financial statements owing to the absence of objective evidence in respect of the availability of sufficient taxable profits that are expected to arise to offset against the deductible temporary differences. Taxable temporary differences have not been recognised in these financial statements owing to immateriality.

8. Dividend

No dividend has been paid or declared by the Company during the year.

9. (Loss)/earnings per share

The calculation of the basic and diluted (loss)/earnings per share for the year is based on the following data:–

	2004	2003
	HK$'000	*HK$'000*
(Loss)/earnings for the purpose of calculating basic earnings per share	**(13,353)**	7,135
Effect of dilutive potential ordinary shares:–		
Interest on convertible notes	**83**	20
(Loss)/earnings for the purpose of calculating diluted earnings per share	**(13,270)**	7,155

	2004	2003
	No. of shares	*No. of shares*
Weighted average number of ordinary shares for the purpose of calculating basic earnings per share	**1,817,681,993**	1,649,251,000
Effects of dilutive potential ordinary shares:–		
Convertible notes	**104,826,959**	20,274,000
Weighted average number of ordinary shares for the purpose of calculating diluted earnings per share	**1,922,508,952**	1,669,525,000

The share options have no dilutive effect for the year because the exercise price of the Company's share options was higher than the average market price of the shares during the year.

10. Capital and reserves

	Share capital HK$'000	Share premium HK$'000	Capital redemption reserve HK$'000	Special reserve HK$'000	Exchange reserve HK$'000	Accumulated losses HK$'000	Total HK$'000
At 1.4.2002	16,545	19,573	–	360	5	(11,145)	25,338
Repurchase of shares	(84)	(1,915)	84	–	–	(84)	(1,999)
Exchange adjustment on translation of the financial statements of foreign subsidiaries	–	–	–	–	1	–	1
Profit attributable to shareholders	–	–	–	–	–	7,135	7,135
At 31.3.2003 and 1.4.2003	16,461	17,658	84	360	6	(4,094)	30,475
Rights issue of shares	3,950	5,136	–	–	–	–	9,086
Share issue expenses	–	(788)	–	–	–	–	(788)
Exchange adjustment on translation of the financial statements of foreign subsidiaries	–	–	–	–	9	–	9
Loss attributable to shareholders	–	–	–	–	–	(13,353)	(13,353)
At 31.3.2004	20,411	22,006	84	360	15	(17,447)	25,429

Note:

(a) The special reserve of the Group represents the difference between the nominal value of the shares of the Company and the nominal value of the shares of the subsidiaries acquired pursuant to the reorganisation to rationalise the structure of the Group in preparation for the listing of the Company's shares on GEM.

(b) The Company had distributable reserves of approximately HK$4,838,000 at 31st March, 2004. Under the Companies Law (Cap. 22 Law 3 of 1961, as consolidated and revised) of the Cayman Islands, the share premium is distributable to the shareholders of the Company, provided that immediately following the date on which the dividends is proposed to be distributed, the Company will be in a position to pay off its debts as they fall due in the ordinary course of business.

MANAGEMENT DISCUSSION AND ANALYSIS

Business Review

Based on the continuous development of our business, certain modifications and adjustments had been made to our "Seven Core Businesses" development strategy by the management of the Group:

1. development of supercomputer on Linux
2. implementation of e-government
3. designing of solutions for enterprises
4. development of e-commerce applications
5. development of innovative Linux education model
6. establishment of international strategic alliance
7. expansion of product distribution and direct sales channels

Apart from changing the fourth core from "introduction of distance education" to "development of e-commerce applications", other components of the business development strategy had remained unchanged. Running of the entire core businesses of the Group can be subdivided into 3 major segments:

1. Taiwan segment

The business development had focused on the "Thiz Easy Shop" and online business town, known as "Owners Zone". The Group developed the "Thiz Easy Shop" by combining the Linux's software technology in server with the Internet commercial applications and had them bundled into a server hardware, giving all people who want to try running their own businesses an opportunity to realize their dream. Our "Thiz Easy Shop" enables its owner to easily upload as many as 70,000 pictures and products to the shelf. Such function is believed to have overcome the limitation of the current e-commerce applications in their inability to make instant product information update. It also enables information of new products to be available around the globe in real time through the Internet. In addition, all owners who have purchased our "Thiz Easy Shop" would have their web shop listed on the Group's "Owners Zone" website (ownerszone.com), allowing them to share the browsing rate of the website and to help open up new business opportunity for them. Furthermore, assisting personnel would be sent to give advices and to train inexperienced business owners in operating a business. The Group has invested substantial talent and other resources in the development and continuous modification of the "Thiz Easy Shop" as well as the design of the "Owners Zone". We are optimistic that the "Owners Zone" will develop into the biggest online business town in Taiwan in the near future. On the other hand, operation of the B2B business town (thizbiz.com) will also be commenced soon, inheriting the strength of Linux in its capacity of remote service and maintenance in server computer, and complemented by the concept of supercomputer development (clusters run on network). Currently, major portals like Google, Yahoo and Amazon are all using Linux servers, demonstrating that the combination of Linux supercomputer and Internet e-commerce applications offers a perfect partnership and is probably the best alternative

as far as cost is concerned. Adding to such advantage will be the expected growth in popularity of the 64-bit computers in the next 2 years. As a result, the momentum of e-commerce applications would be much greater than it is now. The future of development of Thiz Group's Taiwan arm will be building upon the joint force of a commercialized operation, support of Linux and software applications. We also intend to promote and apply this successful model to other regions and markets.

2. *Hong Kong segment*

The Group had been focusing on the upgrade of existing products such as the upgrade of Linux desktop product from ThizLinux Desktop 7.0 to 8.0, upgrade of office application software from ThizOffice 4.0 to 5.0, upgrade of server system software from ThizServer 6.0 to 7.0, upgrade of anti-virus software from Thiz AntiVirus 6.0 to 7.0, upgrade of firewall and intrusion detection system from ThizFirewall 6.0 to 7.0, and upgrade of Thiz Database from Thiz Database System 1.0 to 2.0. We also launched a new product, the Highly Available Cluster Application ThizHA1.0. Most significantly, in addition to our desktop product which has received LSB1.3 international certification, the Group's newly launched 64-bit server Thiz Super IA 64 Server 7.0 also received LSB 1.3 international certification, the first ever and the only one in Asia, ranking it alongside with Red Hat of the United States and SuSE of Germany. The key strategy of the business of the Hong Kong segment is on development of software that meets the requirements of international certifications and international standard, thereby gaining the leading status in Linux in Asia. On the other hand, the Group has established Institute of Thiz Technology in Hong Kong which specializes in making of Linux teaching materials and has completed the planning and compilation of 15 Thiz BEST teaching materials. These materials have provided the "1+1+1 Project" training programmes in China with the first and only systematic, progressive and first-class teaching materials package for training of Linux software engineers in the world. The entire programme can be divided into 4 phases and 4 international certificates: the fundamental "B" series which consists of 2 "ThizLinux Certified Professional" courses focus on desktop and office applications; the web-related "E" series which consists of 3 "ThizLinux Certified Engineer" courses focus on system administration, network administration and network security; the software development related "S" series which consists of the fundamental database and PHP programming essential to the "ThizLinux Certified Network Software Engineer" programme (labeled by the Group as S1), the C and C++ programming and principles of kernel essential to the "ThizLinux Certified System Software Engineer" (labeled by the Group as S2), the JAVA programming and advanced database applications essential to the "ThizLinux Certified Application Software Engineer" (labeled by the Group as S3). Through taking the 6 courses in S1, S2 and S3 programmes, becoming an outstanding software engineer is a matter of time only. The "T" series is the last and most advanced phase of the programme which concerns the "ThizLinux Certified Total Solution Expert" and which includes 4 courses, namely advanced LAMP development and application, advanced kernel development and application, advanced security administration development and application, and advanced embedded Linux kernel development and application. These courses are available only in the ThizLinux Institutes of the Group. The

Group aims to train up a large quantity of excellent engineers through systematic, progressive, scientific and professional methods and thereby fulfill its underlying vision of "Benefiting Our Country, Our People and Ourselves".

3. *The PRC segment*

The Group's PRC arm had entered into co-operative agreements with 16 top university software institutions designated by the State in relation to software donation as well as the establishment of Linux development and training centres. Among them include Peking University, Beijing University of Aviation and Astronomy, Tianjin University, Nankai University, Northeastern University, Dalian University of Technology, Northwestern Polytechnic University, Xi'an Jiaotong University, Shanghai Jiaotong University, East China Normal University, Nanjing University, Southeastern University, Zhejiang University and Sun Yat-sen University.

Secondly, the Group had completed 2 course materials under the co-operating project with China Electronic Information Application Education Centre of Ministry of Information Industry of China. One of the courses was about the theory and application of Linux desktop and office, the other was about the theory and application of Linux system and network. The 2 course materials had been selected as required study materials for the national examination of information technology. With the effort of promoting Linux education and examination to the whole country, the status of ThizLinux as a household name will be further enhanced, thereby consolidating its leading position in China and Asia.

Furthermore, under the leadership of Beijing Municipal Commission of Science and Technology, the representative of "1+1+1 Project" of Beijing Software Industry Promotion Centre and the CEO of the Group had participated in the "Unification of Linux Platform in China, Japan and Korea" Conference. In the 3 nations conference held in Osaka, Japan, the Chinese representative, Officer Hu from Beijing Software Industry Promotion Centre delivered a speech on professional training and about the "1+1+1 Project" and implementation in co-operation with Thiz. According to the "1+1+1 Project", Thiz was committed to train up 100 Linux teachers, 1,000 Linux engineers and 10,000 Linux users.

Based on the "1+1+1 Project", the Group had established a personnel training industry chain. In such system, students (who should be university graduates with degree in science or engineering or college graduate in computer-related disciplines) would attend a 6-month training programme and complete the 11 courses under the "B", "E" and "S" series of the Thiz BEST programme. After passing the examination, the students would be sent to ThizLinux Institutes to have a 6-month internship and to complete a minimum of one research and development project. Afterwards, through the personnel department of Thiz, they would be assigned to specific positions in a wide variety of industries to start off their careers. Possessing fundamental knowledge in theory and application, not only would these students be awarded with the Thiz BEST international certificates and proof of qualification by Institute of Thiz Technology, they would also be given permanent email addresses under thizlinux.org and life-long privilege of attending the Group's forums and seminars for free. We believe that as these students enter

into the industries they are going to serve, they will be able to excel and become potential leaders in their organizations, leveraging on Thiz's powerful research and development strength as well as interactions among fellow students and teachers. Furthermore, they will also help the Group to extend its business reach and strengthen its product promotion force. Response to the "1+1+1 Project" training programme had been enthusiastic. The project originally set to run for 3 years, but out of our expectation, as many as 400 students were recruited during the 4 months from September to December 2003. This group of students would eventually graduate after April 2004. In fact, a lot of them had already secure a good job before graduation. We believe such trend would continue and further extend in 2004. We are hopeful that Thiz would help train up as many as 2,000 to 3,000 competent Linux software engineers for the country in 2004.

Financial Review

Financial highlights

The consolidated turnover of the Group for the year ended 31st March, 2004 was HK$37,415,000 (2003: HK$64,152,000), representing a decrease of 41.7% compared to the previous year. The significant decrease in revenue was brought by the termination of a major contract for distribution of the Group's Linux based software products due to breach of contract by the customer.

In line with the significant decrease in turnover, gross profit for the Group decreased from HK$48,768,000 in 2003 to HK$21,565,000 in 2004, while the gross profit margin dropped from 76.0% to 57.6%. The major reason for the decreases in gross profitability was due to decrease in the distribution of the Group's Linux based software products that had a much higher profit margins.

During the year, provision for doubtful debts of HK$13,048,000 (2003: HK$11,109,000) had been made for several outstanding trade debtors. The Group had actively taken procedures to demand settlements and had undergone legal proceedings in certain cases.

Total operating costs were approximately HK$22,516,000 (2003: HK$31,025,000). As a percentage to turnover, this represent an increase from 48.4% in 2003 to 60.2% in 2004.

Loss attributable to shareholders and loss per share for the year were HK$13,353,000 (2003: profit of HK$7,135,000) and HK$0.73 cents (2003: earnings of HK$0.43 cents) respectively.

Capitalization

During the year, the Group had capitalized operating costs of approximately HK$4,172,000 (2003: Nil) in respect of development of the Group's Linux products, proprietary training materials and e-commerce application systems.

Financial resources and liquidity

As at 31st March, 2004, shareholders' funds of the Group amounted to HK$25,429,000 (2003: HK$30,475,000). Current assets amounted to HK$40,997,000 (2003: HK$36,145,000), of which HK$2,542,000 (2003: HK$1,212,000) were cash and bank deposits. Current liabilities of HK$9,043,000 (2003: HK$5,906,000) mainly comprised of its trade payables, other payables and accruals, and amounts due to Directors. Current ratio of the Group was 4.5 (2003: 6.1).

As at 31st March, 2004, the Group had net current assets of approximately HK$31,954,000 (2003: HK$30,239,000). The Directors considered the Group's liquidity position was healthy.

Gearing ratio

The gearing ratio calculated on the basis of total liabilities over shareholders' funds as at 31st March, 2004 is 90.6% (2003: 32.5%). The increase was due to the further issue of HK$10,000,000 unlisted convertible notes and increase in trade deposits and funds advanced from the Directors during the year.

Unlisted convertible notes

On 26th March, 2004, the Company entered into a subscription agreement with certain subscribers for the issue of convertible notes with the principal amounts of HK$10,000,000 which bear interest at the rate of 2.5% per annum with maturity on 25th March, 2007. The notes are convertible into new shares of the Company at an initial conversion price of HK$0.036 per share (subject to adjustments). Details of the issue of convertible notes are set out in the Company's announcement on 29th March, 2004.

At the balance sheet date, the Company received the subscription money for the aforementioned convertible notes and classified them as non-current liabilities. The issue of these notes was completed on 6th May, 2004.

There were also HK$4,000,000 unlisted convertible notes bearing interest of 2.5% per annum, with maturity on 16th January, 2006, issued in last year. The notes are convertible into new shares of the Company at a conversion price of HK$0.036 per share.

Exposure to foreign exchange risk

The functional currencies of the Group's operations are Hong Kong dollars, Renminbi and New Taiwan Dollars. The Directors consider that the potential foreign exchange exposure of the Group is limited.

Charges on assets and contingent liabilities

As at 31st March, 2004, the Group had no charges or pledge of assets and material contingent liabilities.

Capital commitments

On 28th March, 2002, a joint venture agreement was entered into by the Company, Eaglemax International Investment Limited ("EIIL"), a company wholly owned by Mr. Wong Hoi Wong, and Beijing Normal University ("BNU") in relation to the formation of a sino-foreign equity joint venture, JingShi ThizLinux Laboratory Stock Company (the "JV"). Pursuant to the joint venture agreement, the Company, EIIL and BNU are committed to contribute RMB15,000,000, RMB15,000,000 and RMB20,000,000 respectively for their respective interests of 30%, 30% and 40% in the JV. However, there is no payment schedule specified in the joint venture agreement.

On 3rd June, 2002, the Company, EIIL and BNU entered into a joint venture supplemental agreement whereby the three parties agreed to set up/develop the 100 JingShi Thizlinux Internet Course Programmes (the "Programmes"). Under the joint venture supplemental agreement, each of the Company and EIIL is committed to investing RMB10,000,000 for the development of the Programmes whereas BNU will be responsible for the , design of the courses and the provision of course contents. There is no investment schedule specified in the supplemental agreement.

Subsequent to the date of entering into the supplemental agreement, BNU intended to agree with the Company and EIIL to fix the timeline for investments in the Programmes by the end of June 2002, this was disagreed by the Company and EIIL.

As advised by the PRC lawyers, the disagreement amongst the three parties has made the whole contractual arrangement incomplete and, accordingly, all the three parties to the agreements are no longer committed to invest in the JV and the Programmes.

Employees and remuneration policies

Human resource capital is a major resource of the Group. The Group recognised this by providing substantial opportunities on the job, and encourage personal development and training of the staff.

As at 31st March, 2004, the Group had about 110 employees, including Directors of the Company. Total staff costs for the year under review including Directors' remuneration amounted to approximately HK$14,718,000 (2003: HK$15,071,000). The overall workforce had been very stable and turnover rate remains very low. The staff were remunerated based on their work performance, professional experience and prevailing market practices. In addition to basic salaries and Mandatory Provident Fund scheme, the Group also offered staff benefits including medical insurance, share options, performance bonus and sales commission.

USE OF PROCEEDS

The proceeds from the issue of new shares of the Company pursuant to a placing in July 2001 after deduction of related expenses, amounted to approximately HK$26,000,000. Included in the above net proceeds of HK$26,000,000, approximately HK$5,100,000 and HK$5,000,000 was planned to provide additional working capital of the Group and reserve for future investment opportunities or contribution to other joint ventures for the development of Linux solutions respectively. The remaining net proceeds was planned and applied up to 31st March, 2004. The excess amount used had been financed by the above-mentioned working capital and reserve.

	Originally planned up to 31st March, 2004*	**Amount utilized up to 31st March, 2004**
	HK$'000	*HK$'000*
Contribution to the joint ventures to develop application software on Linux	7,000	3,504
Setting up sales office in Beijing	3,000	4,684
Marketing and promotion	3,000	4,588
Enhancement of the Group's existing Linux products	2,000	8,384
Development of web applications and other computing products/services	500	3,861
Purchase of hardware equipment	400	979
Total	15,900	26,000

* *Amounts are extracted from the Company's prospectus dated 20th July, 2001 issued in relation to the Company's placing and proposed listing of shares on GEM.*

PROGRESS AGAINST BUSINESS OBJECTIVES

	Business objectives up to 31st March, 2004 as stated in prospectus	Actual business progress up to 31st March, 2004
Develop application software on Linux platform with joint venture partners	– Start development work of point of sale system with Yuan Wang	– The software development plan with Yuan Wang has been suspended. Instead, the Group has developed and marketed its own "Thiz Easy Shop" System
	– Launch Web-based education platform	– The project has been postponed and expected to be launched in 2005
	– Start development work of logistics management system with Yuan Wang	– The development plan has been suspended (as discussed above)
	– Start development work of office information system with Yuan Wang	– The development plan has been suspended (as discussed above)
	– Start development work of personnel management system with Yuan Wang	– In the course of studying the possibility of development in-home
	– Launch point of sale system	– Suspended
Marketing strategies	– Road show tour in the PRC, Hong Kong to promote the Group's Linux products	– The Group is actively promoting Linux products in various universities and educational institutions in the PRC through its training programmes in the Greater China Region

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company, nor any of its subsidiaries has purchased, sold or redeemed any of the Company's shares during the year ended 31st March 2004.

COMPLIANCE WITH RULES 5.34 TO 5.45 OF THE GEM LISTING RULES

The Company has complied with Rules 5.34 to 5.45 of the GEM Listing Rules concerning board practices and procedures for the year under review.

AUDIT COMMITTEE

The Company has established an audit committee in August 2001 with its written terms of reference being in compliance with Rules 5.29 to 5.32 of the GEM Listing Rules. The primary duties of the audit committee are to review and supervise the financial reporting process and internal control systems of the Group and to provide advices and comments to the Board.

The audit committee comprises two members, namely, Ms. Li Zhe and Mr. Ko Ming Tung, Edward, both being independent non-executive Directors of the Company.

The Group's financial statements for the year ended 31st March, 2004 have been reviewed by the audit committee who was of the opinion that such financial statements complied with applicable accounting standards, the GEM Listing Rules, and that adequate disclosures had been made.

By Order of the Board
Lin Chien Hsin
Chairman

Hong Kong, 28th June 2004

At the date of this announcement, the Board comprises of:

Mr. Lin Chien Hsin *(Chairman)*
Mr. Wong Hoi Wong *(Executive director)*
Ms. Wanzi Huang *(Executive director)*
Mr. Ko Ming Tung, Edward *(Independent non-executive director)*
Ms. Li Zhe *(Independent non-executive director)*

This announcement will remain on the GEM website on the "Latest Company Announcements" page for 7 days from the date of its posting.

THIZ TECHNOLOGY GROUP LIMITED
即時科研集團有限公司*

(incorporated in the Cayman Islands with limited liability)
(Stock Code: 8119)

ANNOUNCEMENT

The Board of Directors (the "Board") of Thiz Technology Group Limited (the "Company") hereby announces that a Meeting of the Board will be held at Unit 502-5, Tower 3, Enterprise Square, 9 Sheung Yuet Road, Kowloon Bay, Kowloon, Hong Kong on Monday, 28th June, 2004 at 4:00 p.m. for the following purposes:

1. To consider and approve the final results of the Company and its subsidiaries for the financial year ended 31st March, 2004 ("Final Results") and approve the draft announcement of the final results to be published on the GEM website;

2. To consider the payment of a final dividend, if any;

3. To consider the closure of the Register of Members, if necessary; and

4. To transact any other business.

By Order of the Board
Chan Sai Yan
Company Secretary

The Company informed The Stock Exchange of Hong Kong Limited (the "Stock Exchange") and made the announcement on the notice of board meeting of the Final Results on 18th June, 2004, representing four clear business days in advance of the day fixed for the Board meeting, which is shorter than the seven clear business days requirement under Rule 17.48 of Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange (the "GEM Listing Rules"). The Company due to inadvertent oversight, has failed to comply with Rule 17.48 of the GEM Listing Rules and has notified the Stock Exchange regarding such breach of the GEM Listing Rules by the Company. The Stock Exchange has indicated it reserves the right to take appropriate action against the Company in this regard.

* *For Identification purposes only*

The Board comprises of:

Mr. Lin Chien Hsin *(Chairman)*
Mr. Wong Hoi Wong *(Executive director)*
Ms. Wanzi Huang *(Executive director)*
Mr. Ko Ming Tung, Edward *(Independent non-executive director)*
Ms. Li Zhe *(Independent non-executive director)*

Hong Kong, 18th June, 2004

This announcement, for which the Directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the GEM website at http://www.hkgem.com on the "Latest Company Announcements" page for at least 7 days from the date of its posting.

THIZ TECHNOLOGY GROUP LIMITED
即時科研集團有限公司*

(incorporated in the Cayman Islands with limited liability)
(Stock Code: 8119)

ANNOUNCEMENT

We have noted today's decrease in the price and increase in the trading volume of the shares of Thiz Technology Group Limited (the "Company") and wish to state that we are not aware of any reasons for such fluctuations.

We also confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Chapters 19 to 20 of the GEM Listing Rules, neither is the board of directors of the Company (the "Board") aware of any matter discloseable under the general obligation imposed by Rule 17.10 of the GEM Listing Rules, which is or may be of a price-sensitive nature.

Made by the order of the Board, the directors of which collectively and individually accept responsibility for the accuracy of this announcement.

By order of the Board
LIN CHIEN HSIN
Chairman

The Board comprises of:

Mr. Lin Chien Hsin *(Chairman)*
Mr. Wong Hoi Wong *(Executive director)*
Ms. Wanzi Huang *(Executive director)*
Mr. Ko Ming Tung, Edward *(Independent non-executive director)*
Ms. Li Zhe *(Independent non-executive director)*

Hong Kong, 14 June 2004

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the GEM website on the "Latest Company Announcements" page for 7 days from the date of its posting.

* *For identification purposes only*

This announcement is made at the request of the Stock Exchange of Hong Kong Limited. The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

THIZ TECHNOLOGY GROUP LIMITED
即時科研集團有限公司*

(incorporated in the Cayman Islands with limited liability)
(Stock Code: 8119)

ANNOUNCEMENT

We have noted today's increase in the price of the shares of Thiz Technology Group Limited (the "Company") and wish to state that we are not aware of any reasons for such increase.

We also confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Chapters 19 to 20 of the GEM Listing Rules, neither is the board of directors of the Company (the "Board") aware of any matter discloseable under the general obligation imposed by Rule 17.10 of the GEM Listing Rules, which is or may be of a price-sensitive nature.

Made by the order of the Board, the directors of which collectively and individually accept responsibility for the accuracy of this announcement.

By order of the Board
LIN CHIEN HSIN
Chairman

The Board comprises of:

Mr. Lin Chien Hsin *(Chairman)*
Mr. Wong Hoi Wong *(Executive director)*
Ms. Wanzi Huang *(Executive director)*
Mr. Ko Ming Tung, Edward *(Independent non-executive director)*
Ms. Li Zhe *(Independent non-executive director)*

Hong Kong, 7 June 2004

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the GEM website on the "Latest Company Announcements" page for 7 days from the date of its posting.

* *For identification purposes only*

THIZ TECHNOLOGY GROUP LIMITED
即時科研集團有限公司*

(incorporated in the Cayman Islands with limited liability)
(Stock Code: 8119)

ANNOUNCEMENT

We have noted today's increase in the price of the shares of Thiz Technology Group Limited (the "Company") and wish to state that we are not aware of any reasons for such increase.

We also confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Chapters 19 to 20 of the GEM Listing Rules, neither is the board of directors of the Company (the "Board") aware of any matter discloseable under the general obligation imposed by Rule 17.10 of the GEM Listing Rules, which is or may be of a price-sensitive nature.

Made by the order of the Board, the directors of which collectively and individually accept responsibility for the accuracy of this announcement.

By order of the Board
LIN CHIEN HSIN
Chairman

The Board comprises of:

Mr. Lin Chien Hsin *(Chairman)*
Mr. Wong Hoi Wong *(Executive director)*
Ms. Wanzi Huang *(Executive director)*
Mr. Ko Ming Tung, Edward *(Independent non-executive director)*
Ms. Li Zhe *(Independent non-executive director)*

Hong Kong, 28 May 2004

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the GEM website on the "Latest Company Announcements" page for 7 days from the date of its posting.

* *For identification purposes only*

THIZ TECHNOLOGY GROUP LIMITED
即時科研集團有限公司*

(incorporated in the Cayman Islands with limited liability)
(Stock Code: 8119)

ANNOUNCEMENT

We have noted today's decrease in the price and increase in the trading volume of the shares of Thiz Technology Group Limited (the "Company") and wish to state that we are not aware of any reasons for such fluctuations.

We also confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Chapters 19 to 20 of the GEM Listing Rules, neither is the board of directors of the Company (the "Board") aware of any matter discloseable under the general obligation imposed by Rule 17.10 of the GEM Listing Rules, which is or may be of a price-sensitive nature.

Made by the order of the Board, the directors of which collectively and individually accept responsibility for the accuracy of this announcement.

By order of the Board
LIN CHIEN HSIN
Chairman

The Board comprises of:

Mr. Lin Chien Hsin *(Chairman)*
Mr. Wong Hoi Wong *(Executive director)*
Ms. Wanzi Huang *(Executive director)*
Mr. Ko Ming Tung, Edward *(Independent non-executive director)*
Ms. Li Zhe *(Independent non-executive director)*

Hong Kong, 10 May 2004

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the GEM website on the "Latest Company Announcements" page for 7 days from the date of its posting.

* *For identification purposes only*

THIZ TECHNOLOGY GROUP LIMITED
即時科研集團有限公司*

(incorporated in the Cayman Islands with limited liability)
(Stock Code: 8119)

ANNOUNCEMENT

We have noted today's decrease in the price of the shares of Thiz Technology Group Limited (the "Company") and wish to state that we are not aware of any reasons for such decrease.

We also confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Chapters 19 to 20 of the GEM Listing Rules, neither is the board of directors of the Company (the "Board") aware of any matter discloseable under the general obligation imposed by Rule 17.10 of the GEM Listing Rules, which is or may be of a price-sensitive nature.

Made by the order of the Board, the directors of which collectively and individually accept responsibility for the accuracy of this announcement.

By order of the Board
LIN CHIEN HSIN
Chairman

The Board comprises of:

Mr. Lin Chien Hsin *(Chairman)*
Mr. Wong Hoi Wong *(Executive director)*
Ms. Wanzi Huang *(Executive director)*
Mr. Ko Ming Tung, Edward *(Independent non-executive director)*
Ms. Li Zhe *(Independent non-executive director)*

Hong Kong, 6 April 2004

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the GEM website on the "Latest Company Announcements" page for 7 days from the date of its posting.

* *For identification purposes only*

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

THIZ TECHNOLOGY GROUP LIMITED

即時科研集團有限公司*

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 8119)

DISCLOSEABLE TRANSACTION
PROPOSED ISSUE OF UNLISTED CONVERTIBLE NOTES

On 26 March 2004, the Company and the Subscribers entered into a conditional Subscription Agreement for the subscription of the Notes with an aggregate principal value of HK$10,000,000. The Notes bear interest at the rate of 2.5% per annum on the aggregate principal amount outstanding from time to time, payable on the Maturity Date or within 14 Business Days after conversion of the Notes as the case may be. The Notes are convertible into the Conversion Shares at an initial Conversion Price of HK$0.036 per Share. The Conversion Price of HK$0.036 per Share (subject to adjustment of Conversion Price according to the terms of the Notes when events giving rise to adjustment occur including subdivision or consolidation of Shares, bonus issues, capital reduction, rights issues and other events which have diluting effects on the issued share capital of the Company) represents a premium of approximately 28.6% to the closing price of HK$0.028 per Share on GEM on 26 March 2004, a premium of approximately 20.8% to the average closing price of approximately HK$0.0298 per Share on GEM during the 10 trading days ended 26 March 2004 and a premium of approximately 177% of the unaudited consolidated net tangible assets of the Company of approximately 1.30 cents per Share as at 31 December 2003. Based on the Conversion Price, a maximum number of 277,777,777 Conversion Shares will be issued by the Company to the Noteholder(s) pursuant to the full conversion of the Notes. The maximum number of Conversion Shares represents approximately 11.98% of the enlarged issued share capital of the Company following the full conversion of the Notes.

The issue of the Notes will upon Completion, raise HK$10,000,000. The estimated net proceeds from the Subscription of approximately HK$10,000,000 will be used (i) partly to repay the outstanding Director's loans from Mr. Wong Hoi Wong in the sum of HK$1,200,000; (ii) partly to repay certain creditors' loans in the sum of HK$4,800,000; and (iii) the remainder of HK$4,000,000 as the Group's additional general working capital.

The Subscription is conditional on the fulfillment of the condition that the Stock Exchange granting the listing of and permission to deal in the Conversion Shares on GEM. The Company will make an application to the Listing Committee of GEM for the listing of and the permission to deal in the Conversion Shares on GEM.

The value of the Notes exceed 15% but not more than 50% of the Net Tangible Assets and constitutes a discloseable transaction for the Company under the GEM Listing Rules. A circular containing details of, inter alia, the Subscription Agreement and the Notes will be dispatched to Shareholders within 21 days from the date of this announcement.

At the request of the Company, trading in the Shares has been suspended with effect from 9:30 a.m. on 29 March 2004 pending the issue of this announcement. An application has been made to the Stock Exchange for the resumption of trading in the Shares with effect from 9:30 a.m. on 30 March 2004.

THE SUBSCRIPTION AGREEMENT

Pursuant to the conditional Subscription Agreement dated 26 March 2004, the Subscribers have agreed to subscribe for the Notes with an aggregate principal value of HK$10,000,000. The principal terms of the Notes are set out in the section headed "Principal Terms of the Notes" below.

CONDITIONS OF THE SUBSCRIPTION AGREEMENT

The Completion is conditional on the fulfillment of the condition that the Stock Exchange granting the listing of and the permission to deal in the Conversion Shares on GEM.

In the event that the aforementioned condition is not fulfilled by the 25 April 2004, being 30th day after the date of the Subscription Agreement (or such later date agreed by the Company and the Subscribers in writing), the Subscription Agreement will automatically lapse.

COMPLETION

The Completion will take place on the third Business Day following the fulfillment of the condition set out under the section headed "Condition of the Subscription Agreement" above. The Notes will be issued by the Company at the Completion. The subscription monies of the Notes will be paid in cash by the Subscribers upon the Completion.

PRINCIPAL TERMS OF THE NOTES

The principal terms of the Notes are summarised as follows:

Issuer:	the Company
Principal value of the Notes:	HK$10,000,000 in aggregate, to be subscribed for by the following Subscribers and amounts:

Mr. Ma Joen Hsian	HK$2,100,000
Ms. Chen Jung Fang	HK$2,700,000
Mr. Chang Jui Min	HK$500,000
Ms. Hsia I-Hung	HK$3,000,000
Ms. Lee Jui Ching	HK$1,200,000
Mr. Wei Ta Sen	HK$500,000

Interest:	The Notes bear an interest of 2.5% per annum on the aggregate principal value outstanding from time to time, payable on the Maturity Date. Where a part or the whole of the principal amount of a Note is converted into the Conversion Shares, interest on such amount shall be payable within 14 Business Days after the day on which the relevant conversion notice is served by the Noteholder.
Maturity Date:	25 March 2007
Conversion Period:	The Subscribers have the rights to convert the full amount of the principal value of the Notes or part thereof into Conversion Shares at the Conversion Price during the period from the date of issue of the Notes to the Maturity Date in amounts of not less than HK$500,000 on each conversion, save that if at any time, the principal outstanding amount of the Note is less than HK$500,000, the whole (but not part only) of the principal outstanding amount of the Note may be converted.
Conversion Price:	The Conversion Price of HK$0.036 per Share (subject to adjustment of Conversion Price according to the terms of the Notes when events giving rise to adjustment occur including subdivision or consolidation of Shares, bonus issues, capital reduction, rights issues and other events which have diluting effects on the issued share capital of the Company) represents a premium of approximately 28.6% to the closing price of HK$0.028 per Share on GEM on 26 March 2004, being the last trading day prior to the

	suspension of trading of the Shares on 29 March 2004, a premium of approximately 20.8% to the average closing price of approximately HK$0.0298 per Share on GEM during the 10 trading days ended 26 March 2004 and a premium of approximately 177% of the unaudited consolidated net tangible assets of the Company of approximately 1.30 cents per Share as at 31 December 2003. The Conversion Price was determined on an arm's length basis between the Company and the Subscribers with reference to the prevailing Share prices for the current months and the net asset value of the Company.
Conversion Shares:	Based on the Conversion Price, a maximum number of 277,777,777 Conversion Shares will be issued by the Company to the Noteholder(s) pursuant to the full conversion of the Notes. The maximum number of Conversion Shares represents approximately 13.6% of the issued share capital of the Company as at the date of this announcement and 11.98% of the enlarged issued share capital of the Company following the full conversion of the Notes. The Conversion Shares will be issued pursuant to the general mandate to issue Shares granted by the Shareholders in the annual general meeting held on 30 July 2003.
Transferability:	The Notes are transferable from the Noteholder(s) to other party(ies) in the full amount of the principal value of the Notes or part thereof. However, any transfer of the Notes is subject to the prior written consent of the board of directors of the Company.
Redemption	No early redemption by the Company or the Noteholder(s) is allowed prior to Maturity Date.
Listing:	No application will be made for the listing of and permission to deal in the Notes on GEM or any other stock exchange.

The Company will notify the Stock Exchange immediately upon the conversion of the Notes or the transfer of the Notes (under which the Company will state any of the entities involved is a connected person of the Company (as defined in the GEM Listing Rules)).

The terms of the Notes were negotiated on an arm's length basis between the Company and the Subscribers. The Directors consider that the terms of the Notes are fair and reasonable and the issue of the Notes is in the interest of the Company and its Shareholders as a whole. Any alterations in the terms of the Notes after issue will be subject to the approval of the Stock Exchange, except where the alteration takes effect automatically under the terms of the Notes.

SUBSCRIBERS

The Subscribers are private investors and ordinary citizens of Taiwan and are independent of and not connected with any directors, chief executive, substantial shareholders or management shareholders of the Company and any of their respective associates (as defined under the GEM Listing Rules). As at the date of this announcement, Mr. Ma Joen Hsian, Ms. Chen Jung Fang, Mr. Chang Jui Min and Ms. Lee Jui Ching are Shareholders, holding 48,612,770 Shares, 6,076,596 Shares, 80,000,000 Shares and 48,612,770 Shares respectively (and representing 2.38%, 0.30%, 3.92% and 2.38% respectively of the issue share capital of the Company as of the date of this announcement). Assuming that no other Shares are issued or repurchased by the Company (save and except the Conversion Shares), upon full conversion of the Notes by the Subscribers, the number of Shares and the shareholdings as a percentage of the enlarged issued share capital of the Company will be as follows:

Name of Shareholder	Number of Shares held immediately after the full conversion of the Notes	Percentage of Shareholding immediately after the full conversion of the Notes
Mr. Ma Joen Hsian	106,946,103	4.98%
Ms. Chen Jung Fang	81,076,596	3.82%
Mr. Chang Jui Min	93,888,889	4.40%
Ms. Hsia I-Hung	83,333,333	3.92%
Ms. Lee Jui Ching	81,946,103	3.86%
Mr. Wei Ta Sen	13,888,889	0.68%

UNDERTAKING

Pursuant to the Subscription Agreement, the Subscribers specifically undertake in favour of the Company that they will not exercise any of the conversion rights in and under the Notes if immediately after such conversion there shall be less than the prescribed minimum percentage of securities of the Company in the hands of the public within the meaning of Rule 11.23 of the GEM Listing Rules by reason of such conversion.

SHAREHOLDING STRUCTURE

The shareholding structure of the Company as at the date of this announcement and immediately after the full conversion of the Notes is set out below.

Name of Shareholder	Number of Shares held as at the date of this announcement	Percentage of Shareholding as at the date of this announcement	Number of Shares held immediately after the full conversion of the Notes	Percentage of Shareholding immediately after the full conversion of the Notes
Eaglemax International Investment Limited *(Note 1)*	397,200,000	19.46	397,200,000	17.13
Ms. Wanzi Huang *(Note 2)*	86,459,000	4.24	86,459,000	3.72
Mr. Lin Chien Hsin *(Note 2)*	353,000,000	17.29	353,000,000	15.22
Applied Component Technology Corporation	324,340,000	15.89	324,340,000	13.99
Subscribers	183,302,136	8.98	461,079,913	19.88
Other public Shareholders	696,813,264	34.14	696,813,264	30.06
Total	2,041,114,400	100	2,318,892,177	100

Note 1: Eaglemax International Investment Limited is a company wholly owned by Intelligent Management Limited as the trustee of Intelligent Management Discretionary Trust, a family discretionary trust whose objects include Mr. Wong Hoi Wong, an executive Director, together with his family and any charity in the world.

Note 2: Ms. Wanzi Huang and Mr. Lin Chien Hsin are both executive Directors.

REASONS FOR THE SUBSCRIPTION

The Board is of the view that the Subscription is a great opportunity for the Company to further enlarge its capital base. Through the Subscription, the Company will be able to further strengthen its financial position and to better prepare the Group to meet the expected future growth. It is estimated that the net proceeds from the Subscription will amount to approximately HK$10,000,000. The proceeds will be used (i) partly to repay the outstanding Director's loans from Mr. Wong Hoi Wong in the sum of HK$1,200,000; (ii) partly to repay certain creditors' loans in the sum of HK$4,800,000; and (iii) the reminder in the sum of HK$4,000,000 as additional general working capital for the Group.

APPLICATION FOR LISTING

Application will be made by the Company to the Stock Exchange to grant the listing of and permission to deal in the Conversion Shares on GEM. No application will be made for the listing of the Notes on GEM or any other stock exchange.

GENERAL

The Group is a developer and provider of a range of Linux solutions including Linux operating systems, application systems run on Linux and related services such as software installation, training and education.

The value of the Notes exceed 15% but not more than 50% of the Net Tangible Assets and constitutes a discloseable transaction for the Company under the GEM Listing Rules.

A circular containing details of, inter alia, the Subscription Agreement and the Notes will be dispatched to Shareholders within 21 days from the date of this announcement.

In the past 12 months immediately preceding the date of this announcement, the Company successfully raised approximately HK$8.3 million net of expenses, by way of rights issue. Details of the rights issue are set out in the announcements of the Company dated 11 September 2003 and 24 October 2003. The proceeds from the rights issue have been used in accordance with the intended purposes, namely:

(i) as to approximately HK$1 million, for the development and design of course structure, teaching material, manuals, provided to the tertiary institutions participating in ThizLinux education programmes;

(ii) as to approximately HK$3.5 million, for running of "1+1+1" project which provides the ThizLinux training programmes to Beijing municipal government; and

(iii) as to the balance of approximately HK$4 million, for general working capital, including staff costs and other operating expenses of the Group.

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for the Notes or the Conversion Shares.

SUSPENSION AND RESUMPTION OF TRADING IN THE SHARES

At the request of the Company, trading in the Shares has been suspended with effect from 9:30 a.m. on 29 March 2004 pending the issue of this announcement. An application has been made to the Stock Exchange for the resumption of trading in the Shares with effect from 9:30 a.m. on 30 March 2004.

DEFINITIONS

The following terms and expressions in this announcement have the meanings set out below unless the context requires otherwise:

"Board"	the board of Directors
"Business Day"	a day (other than Saturday) on which banks in Hong Kong are open to conduct business generally
"Company"	Thiz Technology Group Limited, a company incorporated in the Cayman Islands with limited liability, the shares of which are listed on GEM
"Completion"	completion of the Subscription
"Conversion Price"	initially HK$0.036 per Conversion Share
"Conversion Right"	the rights granted to the Noteholder(s) under the terms of the Notes to fully or partially convert the Notes into Shares
"Conversion Share(s)"	the new Shares, identical in all respects with all of the Shares in issue, to be issued by the Company to the Noteholder(s) should the Noteholder(s) exercise the Conversion Rights. Based on the Conversion Price, a maximum number of 277,777,777 Conversion Shares will be issued pursuant to the full conversion of the Notes
"Director(s)"	directors of the Company
"GEM"	the Growth Enterprise Market of the Stock Exchange
"GEM Listing Rules"	the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange of Hong Kong Limited
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong for the time being
"Hong Kong"	the Hong Kong Special Administration Region of the People's Republic of China
"Maturity Date"	25 March 2007
"Net Tangible Assets"	the unaudited net tangible assets of the Group as at 31 December 2003
"Noteholder(s)"	holder(s) of the Notes

"Notes"	the convertible notes of an aggregate principal value of HK$10,000,000, due at the Maturity Date, to be issued by the Company to the Subscribers under the Subscription Agreement
"Share(s)"	ordinary shares of nominal value of HK$0.01 each in the issued share capital of the Company
"Shareholder(s)"	shareholders of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subscribers"	Mr. Ma Joen Hsian Ms. Chen Jung Fang Mr. Chang Jui Min Ms. Hsia I-Hung Ms. Lee Jui Ching Mr. Wei Ta Sen
"Subscription"	the subscription of the Notes by the Subscribers under the Subscription Agreement
"Subscription Agreement"	the conditional subscription agreement dated 26 March 2004, entered into between the Company and the Subscribers for the subscription of the Notes

By the order of the Board
Thiz Technology Group Limited
Lin Chien Hsin
Chairman

Hong Kong, 29 March 2004

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The directors of the Company, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief (i) the information contained in this announcement is accurate and complete in all material respects and not misleading; (ii) there are no other matters the omission of which would make any statement in this announcement misleading; and (iii) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the GEM website on the "Latest Company Announcement" page for at least 7 days from the day of its posting.

* *For identification purpose only*

THIZ TECHNOLOGY<08119> - Suspension of Trading

At the request of Thiz Technology Group Limited, trading in its shares has been suspended with effect from 9:30 a.m. today (29/3/2004) pending the release of an announcement regarding the proposed issue of unlisted convertible notes.

THIZ TECHNOLOGY GROUP LIMITED
即時科研集團有限公司*

(incorporated in the Cayman Islands with limited liability)

ANNOUNCEMENT

We have noted today's increase in the price of the shares of Thiz Technology Group Limited (the "Company") and wish to state that we are not aware of any reasons for such increase.

We also confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Chapters 19 to 20 of the GEM Listing Rules, neither is the board of directors of the Company (the "Board") aware of any matter discloseable under the general obligation imposed by Rule 17.10 of the GEM Listing Rules, which is or may be of a price-sensitive nature.

Made by the order of the Board, the directors of which collectively and individually accept responsibility for the accuracy of this announcement.

By order of the Board
LIN CHIEN HSIN
Chairman

Hong Kong, 23 February, 2004

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the GEM website on the "Latest Company Announcements" page for 7 days from the date of its posting.

* *For identification purposes only*

THIZ TECHNOLOGY GROUP LIMITED

即時科研集團有限公司*

(incorporated in the Cayman Islands with limited liability)

Results Announcement
For the nine months ended 31st December, 2003

CHARACTERISTICS OF THE GROWTH ENTERPRISE MARKET ("GEM") OF THE STOCK EXCHANGE OF HONG KONG LIMITED (THE "STOCK EXCHANGE")

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the Main Board and no assurance is given that there will be a liquid market in the securities traded on GEM.

The principal means of information dissemination on GEM is publication on the internet website operated by the Stock Exchange. Listed companies are not generally required to issue paid announcement in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website in order to obtain up-to-date information on GEM listed issuers.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement, for which the directors (the "Directors") of Thiz Technology Group Limited collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to Thiz Technology Group Limited. The directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: 1. the information contained in this announcement is accurate and complete in all material respects and not misleading; 2. there are no other matters the omission of which would make any statement in this announcement misleading; and 3. all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

* *For identification purposes only*

SUMMARY

- The Group recorded a turnover of approximately HK$30,040,000 for the nine months ended 31st December, 2003.
- Loss attributable to shareholders was approximately HK$9,916,000.
- The directors of the Company (the "Directors") do not recommend the payment of interim dividend for the nine months ended 31st December, 2003.

RESULTS

The board of Directors (the "Board') of Thiz Technology Group Limited (the "Company") is pleased to announce the unaudited condensed consolidated results of the Company and its subsidiaries (together the "Group") for the three months and nine months ended 31st December, 2003 together with the comparative unaudited figures for the corresponding periods in 2002 as follows:

CONDENSED CONSOLIDATED INCOME STATEMENT (UNAUDITED)

		For the three months ended 31st December,		**For the nine months ended 31st December,**	
		2003	2002	**2003**	2002
	Notes	***HK$'000***	*HK$'000*	***HK$'000***	*HK$'000*
Turnover	2	**6,456**	13,509	**30,040**	51,216
Cost of sales		**(5,056)**	(1,539)	**(11,082)**	(14,130)
Gross profit		**1,400**	11,970	**18,958**	37,086
Other revenue		**28**	9	**299**	68
Provision for doubtful debts		**–**	–	**(10,725)**	–
Operating expenses		**(6,477)**	(4,748)	**(18,252)**	(21,571)
(Loss)/profit from operations		**(5,049)**	7,231	**(9,720)**	15,583
Finance costs		**(42)**	–	**(112)**	–
(Loss)/profit before taxation		**(5,091)**	7,231	**(9,832)**	15,583
Taxation	3				
– Hong Kong		**–**	–	**–**	–
– Elsewhere		**(30)**	–	**(84)**	–
(Loss)/profit for the period		**(5,121)**	7,231	**(9,916)**	15,583
Dividend		**–**	–	**–**	–
(Loss)/earnings per share					
– Basic (in cents)	4	**(0.26)**	0.44	**(0.57)**	0.94

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

	Note	Share capital HK$'000	Share premium HK$'000	Capital redemption reserve HK$'000	Special reserve HK$'000	Exchange reserve HK$'000	Accumulated losses HK$'000	Total HK$'000
As at 1st April, 2002		16,545	19,573	-	360	5	(11,145)	25,338
Repurchase of shares		(84)	(1,915)	84	-	-	(84)	(1,999)
Profit attributable to shareholders		-	-	-	-	-	15,583	15,583
As at 31st December, 2002		16,461	17,658	84	360	5	4,354	38,922
As at 1st April, 2003		16,461	17,658	84	360	6	(4,094)	30,475
Rights issue	*(a)*	3,950	5,136	-	-	-	-	9,086
Rights issue expenses		-	(788)	-	-	-	-	(788)
Exchange adjustment on translation of the financial statements of foreign subsidiaries		-	-	-	-	(13)	-	(13)
Loss attributable to shareholders		-	-	-	-	-	(9,916)	(9,916)
As at 31st December, 2003		20,411	22,006	84	360	(7)	(14,010)	28,844

Note: (a) At 24th October, 2003, the Company successfully raised approximately HK$8.3 million net of expenses, by way of rights issue, of 395,054,400 rights shares on the basis of six rights shares for every twenty-five shares of HK$0.01 each of the Company held, at a price of HK$0.023 per rights share to the qualifying shareholders. Details of the rights issue are set out in the announcements of the Company dated 11th September, 2003 and 24th October, 2003.

(b) The special reserve of the Group represents the difference between the nominal value of shares of the Company and the nominal value of the shares of the subsidiaries acquired pursuant to the Reorganisation.

NOTES TO THE ACCOUNTS

1. Basis of preparation

The accounts have been prepared in accordance with all applicable Statements of Standard Accounting Practice ("SSAP") and Interpretations issued by the Hong Kong Society of Accountants ("HKSA"), and accounting principles generally accepted in Hong Kong. The principal accounting policies and methods of computation adopted in preparing the unaudited condensed consolidated results are consistent with those followed in the Group's annual financial statements for the year ended 31st March, 2003, except that the Group has adopted, for the first time, SSAP 12 (revised) "Income Taxes", issued by the HKSA. In the opinion of the Directors, the adoption of this revised SSAP did not have a material impact on the results of the Group for the current and prior accounting periods, accordingly, no adjustment was required.

2. Turnover

Turnover represents the invoiced value of computer products sold and Group's Linux based software products distributed, training income, artwork and web design services rendered, after allowances for returns and discounts and net of value-added tax.

3. Taxation

No provision for Hong Kong profits tax has been made as the Group did not generate any assessable profits in Hong Kong during the nine months ended 31st December, 2003 and 31st December, 2002.

Taxes on profits assessable elsewhere have been calculated at the rates of tax prevailing in the countries in which the Group operates, based on existing legislation, interpretations and practices in respect thereof.

Deferred taxation in respect of unused tax losses for the periods has not been recognised as it is not probable that future taxable profits will be available for setting off.

4. (Loss)/earnings per share

The calculations of the basic and diluted (loss)/earnings per share for the period are based on the following data:–

	For the three months ended 31st December,		**For the nine months ended 31st December,**	
	2003	2002	**2003**	2002
	HK'000	*HK$'000*	***HK'000***	*HK$'000*
(Loss)/earnings for the purpose of calculating basic (loss)/earnings per share	**(5,121)**	7,231	**(9,916)**	**15,583**
Effect of dilutive potential ordinary shares:– Interest on convertible notes	**25**	–	**75**	–
(Loss)/earnings for the purpose of calculating diluted (loss)/earnings per share	**(5,096)**	7,231	**(9,841)**	15,583

	For the three months ended 31st December,		For the nine months ended 31st December,	
	2003	2002	**2003**	2002
	No. of shares	*No. of shares*	***No. of shares***	*No. of shares*
Weighted average number of ordinary shares for the purpose of calculating basic (loss)/earnings per share	**1,942,350,800**	1,646,060,000	**1,745,182,740**	1,650,295,345
Effects of dilutive potential ordinary shares:– Convertible notes	**25,205,479**	–	**75,342,465**	–
Weighted average number of ordinary shares for the purpose of calculating diluted (loss)/earnings per share	**1,967,556,279**	1,646,060,000	**1,820,525,205**	1,650,295,345

The share options had no dilutive effect for the three months and nine months ended 31st December, 2003 because the exercise price of the Company's share options was higher than the average market price of the shares during the periods.

No diluted loss per share has been presented for the three months and nine months ended 31st December, 2003 as the conversion of the convertible notes would result in a decrease in loss per share.

INTERIM DIVIDEND

The Board does not recommend the payment of an interim dividend for the nine months ended 31st December, 2003 (2002: Nil).

BUSINESS REVIEW AND PROSPECTS

Financial Performance

For the nine months ended 31st December, 2003, the Group's consolidated turnover amounted to HK$30,040,000, representing a decrease of 41% compared to HK$51,216,000 of the corresponding period in 2002. During the period under review, loss from operations of the Group amounted to HK$9,720,000, compared to a profit from operations of HK$15,583,000 recorded in the corresponding period in 2002. Furthermore, loss attributable to shareholders for the nine months ended 31st December, 2003 amounted to HK$9,916,000, while the corresponding period in 2002 recorded a profit of HK$15,583,000.

Business Review

The Group has taken great leaps in promoting its Linux training business as a top brand in the Greater China Region. Following the successful introduction of Linux Software Development Engineer training programme into China in September 2003, the Group has recruited two classes of students in Beijing within two weeks. The training base in Dalian set up in October also gained fruitful success. The Group further repeated remarkable success for its newly set up training centres in Shanyang and Changchun in November. A total of 14 classes of about 300 students were attracted by the Group for its Software Development Engineer training course during the third quarter, and 20 inhouse engineers of the Group were assigned as lecturers in this connection. Senior lecturers from Hong Kong and Taiwan were also sent to Beijing and the north-eastern region of China for course teaching. Overwhelming responses were received from our students. Further, the Group has actively compiled new teaching materials and manuals for 2004 in collaboration with 30 engineers, displaying its effort towards emerging as the first-ranking brand amongst Linux training players in China.

Prospect

In addition to the smooth introduction of the training programme "1+1+1 Project" in cooperation with Beijing IT Industry Promotion Centre in Beijing, the Group has also applied its own and the regional management centres' influences to launch training programmes in three training centres in Dalian, Shanyang and Changchun in the north-eastern region of China, and an additional ten new training centres are planned to be set up on a nationwide basis. Income from such training business are sufficient to cover the Group's operating expenses. While focusing on training a core team of outstanding engineers, the Group will be able to enhance its top brand image in the field of software engineer training, furnish a solid foundation of product sales and services, and to ensure continuous ample supply of Linux professionals.

DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS IN SHARES

As at 31st December, 2003, the interests (including interests in shares and short positions) of the Directors and Chief Executive of the Company in shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the "SFO")) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they were taken or deemed to have under such provisions of the SFO), or which were recorded in the register required to be kept by the Company under Section 352 of the SFO, or which were required, pursuant to Rules 5.40 to 5.58 of the GEM Listing Rules, relating to securities transactions by the Directors, to be notified to the Company and the Stock Exchange, were as follows:

Long Positions in Ordinary Shares of HK$0.01 of the Company

Name of Director	Type of interest	Total number of shares held	Percentage of shareholding
Mr. Lin Chien Hsin ("Mr. Charles Lin")	Personal	353,000,000	17.29%
Mr. Wong Hoi Wong ("Mr. Albert Wong") *(Note)*	Other	397,200,000	19.46%
Ms. Wanzi Huang	Personal	86,459,000	4.24%

Note: These 397,200,000 shares are held by Eaglemax International Investment Limited, a company wholly owned by Intelligent Management Limited as the trustee of Intelligent Management Discretionary Trust, a family discretionary trust the objects of which include Mr. Albert Wong and his family and any charity in the world.

Long Positions in Underlying Shares of Equity Derivatives of the Company

The Company adopted the Share Option Scheme (the "Scheme") on 6th July, 2001, pursuant to which it may grant options to full-time employees of the Group including Executive Directors of the Company to subscribe for shares in the Company:

Name of Director	Type of interest	Date of grant	Exercise price per share *HK$*	Exercisable period	Number of ordinary shares eligible for subscription under options granted and outstanding as at 31st December, 2003
Mr. Albert Wong	Personal	21st November, 2001	0.315	30th June, 2002 to 29th June, 2012	1,640,000
Ms. Wanzi Huang	Personal	21st November, 2001	0.315	30th June, 2002 to 29th June, 2012	16,540,000

No options were granted or exercised under the Scheme during the nine months ended 31st December, 2003.

Save as disclosed above, as at 31st December, 2003, none of the Directors, Chief Executive of the Company and their associates had any other interest or short positions in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they were taken or deemed to have under such provisions of the SFO), or which were recorded in the register required to be kept by the Company under Section 352 of the SFO, or which were required, pursuant to Rules 5.40 to 5.58 of the GEM Listing Rules, relating to securities transactions by the Directors, to be notified to the Company and the Stock Exchange.

Save as disclosed above, at no time during the nine months ended 31st December, 2003 was the Company or any of its subsidiaries a party to any arrangements to enable any Director or their respective spouse or children under 18 years of age to acquire benefits by means of acquisition of shares in or debentures of the Company or any other body corporate.

SUBSTANTIAL SHAREHOLDERS

As at 31st December, 2003, so far is known to the Directors, save as the following persons (not being a Director or a Chief Executive of the Company), there was no person who had an interest and/or a short position in the shares and/or underlying shares of the Company which would fall to be disclosed to the Company and the Stock Exchange pursuant to the provisions of Divisions 2 and 3 of Part XV of the SFO and/or required to be entered in the register maintained by the Company pursuant to Section 336 of the SFO and/or were directly or indirectly interested in 5% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any members of the Group:

Name of Shareholder	Nature of interest	Number of ordinary shares held	Percentage of shareholding
Eaglemax International Investment Limited *(Note)*	Corporate	397,200,000	19.46%
Applied Component Technology Corporation	Corporate	324,340,000	15.89%

Note: These 397,200,000 shares are held by Eaglemax International Investment Limited, a company wholly owned by Intelligent Management Limited as the trustee of Intelligent Management Discretionary Trust, a family discretionary trust the objects of which include Mr. Albert Wong and his family and any charity in the world. The shareholding is duplicated in the Directors and Chief Executive's Interests disclosed above.

MANAGEMENT SHAREHOLDERS

Save for the interests disclosed above in respect of the Directors, Chief Executive and their associates, the Directors are not aware of any person who, as at 31st December, 2003, was entitled to exercise or control the exercise of 5% or more of the voting power at general meetings of the Company and who was able, as a practical matter, to direct or influence the management of the Company.

INTEREST OF THE SPONSOR

CSC Asia Limited ("CSC") had entered into a sponsorship agreement with the Company whereby, for a fee, CSC acts as the Company's continuing sponsor for the purpose of Chapter 6 of the GEM Listing Rules for the period from 27th July, 2001 to 31st March, 2004.

None of CSC, its directors, employees nor associates had any interests in the securities of the Company or any member of the Group, or any right to subscribe for or to nominate persons to subscribe for the securities of the Company or any member of the Group as at 31st December, 2003.

COMPETING INTERESTS

None of the Directors or the management shareholders (as defined in the GEM Listing Rules) of the Company or their respective associates had any interest in a business which competed or might compete with businesses of the Group.

COMPLIANCE WITH RULES 5.28 TO 5.39 OF THE GEM LISTING RULES

The Company has complied with Rules 5.28 to 5.39 of the GEM Listing Rules concerning board practices and procedures during the nine months ended 31st December, 2003.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the nine months ended 31st December, 2003, there was no purchase, sale or redemption by the Company, or any of its subsidiaries, of the Company's listed securities.

AUDIT COMMITTEE

The Company has established an audit committee in August 2001 with its written terms of reference being in compliance with Rules 5.23 to 5.25 of the GEM Listing Rules. The primary duties of the audit committee are to review and supervise the financial reporting process and internal control systems of the Group and to provide advices and comments to the Board.

The audit committee comprises two members, namely, Ms. Li Zhe and Mr. Ko Ming Tung, Edward, both being independent non-executive Directors of the Company.

By Order of the Board
Lin Chien Hsin
Chairman

Hong Kong, 12th February, 2004

This announcement will remain on the GEM website on the "Latest Company Announcement" page for at least 7 days from the day of its posting.

THIZ TECHNOLOGY<08119> - Results Announcement (Q3, 2003/2004, Summary)

Thiz Technology Group Limited announced on 12/02/2004:
(stock code: 08119)

Year end date	:31/03/2004
Currency	:HKD
Auditors' report	:N/A
Review of 3rd Quarterly Report by	:Audit Committee

Important Note :

This result announcement form only contains extracted information from and should be read in conjunction with the detailed results announcement of the issuer, which can be viewed on the GEM website at http://www.hkgem.com

		(Unaudited) Current Period from 01/04/2003 to 31/12/2003 $'000	(Unaudited) Last Corresponding Period from 01/04/2002 to 31/12/2002 $'000
Turnover	:	30,040	51,216
Profit/(Loss) from Operations	:	(9,720)	15,583
Finance cost	:	(112)	0
Share of Profit/(Loss) of Associates	:	0	0
Share of Profit/(Loss) of Jointly Controlled Entites	:	0	0
Profit/(Loss) after Taxation & MI	:	(9,916)	15,583
% Change Over the Last Period	:	N/A	
EPS / (LPS)			
Basic (in dollar)	:	(HKD 0.0057)	HKD 0.0094
Diluted (in dollar)	:	N/A	N/A
Extraordinary (ETD) Gain/(Loss)	:	N/A	N/A
Profit (Loss) after ETD Items	:	(9,916)	15,583
3rd Quarter Dividends per Share	:	NIL	NIL
(specify if with other options)	:	N/A	N/A
B/C Dates for 3rd Quarter Dividends	:	N/A	
Payable Date	:	N/A	
B/C Dates for (-) General Meeting	:	N/A	
Other Distribution for Current Period	:	NIL	
B/C Dates for Other Distribution	:	N/A	

For and on behalf of
Thiz Technology Group Limited

Signature :
Name :Chan Sai Yan
Title :Company Secretary

Responsibility statement

The directors of the Company (the "Directors") as at the date hereof hereby collectively and individually accept full responsibility for the accuracy of the information contained in this results announcement form (the "Information") and confirm, having made all reasonable inquiries

that the Stock Exchange has no responsibility whatsoever with regard to the Information and undertake to indemnify the Exchange against all liability incurred and all losses suffered by the Exchange in connection with or relating to the Information.

Remarks:

1. Basis of preparation

The accounts have been prepared in accordance with all applicable Statements of Standard Accounting Practice ("SSAP") and Interpretations issued by the Hong Kong Society of Accountants ("HKSA"), and accounting principles generally accepted in Hong Kong. The principal accounting policies and methods of computation adopted in preparing the unaudited condensed consolidated results are consistent with those followed in the Group's annual financial statements for the year ended 31st March, 2003, except that the Group has adopted, for the first time, SSAP 12 (revised) "Income Taxes" issued by the HKSA. In the opinion of the Directors, the adoption of this revised SSAP did not have a material impact on the results of the Group for the current and prior accounting periods, accordingly, no adjustment was required.

2. Earnings/(Loss) per share

The calculation of basic loss (2002: earnings) per share for the three months and nine months ended 31st December 2003 is based on net loss attributable to shareholders of approximately HK$5,121,000 and HK$9,916,000 (2002: net profit attributable to shareholders of HK$7,231,000 and HK$15,583,000) and the weighted average number of 1,942,350,800 shares and 1,745,182,740 shares in issue during the aforementioned two periods ended 31st December, 2003 (2002: 1,646,060,000 shares and 1,650,295,345 shares).

The share options had no dilutive effect for the three months and nine months ended 31st December, 2003 because the exercise price of the Company's share options was higher than the average market price of the shares during the periods.

No diluted loss per share has been presented for the three months and nine months ended 31st December, 2003 as the conversion of the convertible notes would result in a decrease in loss per share.

3. Dividend
No dividend has been paid or declared by the Company during the nine months ended 31st December, 2003.

THIZ TECHNOLOGY GROUP LIMITED
即時科研集團有限公司*

(incorporated in the Cayman Islands with limited liability)

ANNOUNCEMENT

The Board of Directors (the "Board") of Thiz Technology Group Limited (the "Company") hereby announces that a Meeting of the Board will be held at Unit 502-5, Tower 3, Enterprise Square, 9 Sheung Yuet Road, Kowloon Bay, Kowloon, Hong Kong on Thursday, 12th February, 2004 at 4:00 p.m. for the following purposes:

1. To consider and approve the unaudited consolidated third quarterly results of the Company and its subsidiaries for the nine months ended 31st December, 2003 and the announcement of the third quarterly results;

2. To approve the publication of the third quarterly results on the GEM website and the dispatch of the third quarterly results report to shareholders;

3. To consider the payment of dividend, if any;

4. To consider the closure of the Register of Members, if necessary; and

5. To transact any other business.

By Order of the Board
Chan Sai Yan
Company Secretary

Hong Kong, 30th January, 2004

This announcement, for which the Directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the GEM website at http://www.hkgem.com on the "Latest Company Announcements" page for at least 7 days from the date of its posting.

* *For identification purpose only*

THIZ TECHNOLOGY GROUP LIMITED
即時科研集團有限公司*

(incorporated in the Cayman Islands with limited liability)

ANNOUNCEMENT

The board of the directors of the Company (the "Board") hereby announces that Mr. Kwok Wing Wa has resigned as an independent non-executive director and a member of the audit committee of the Company with effect from 1st January, 2004 in order to take better care of his other business commitments. Mr. Kwok was not aware of any matter that should be brought to the attention of the shareholders of the Company and the Board in relation to his resignation. The Board would like to take this opportunity to express its appreciation for his contribution towards the Company during his term of service.

The Company also announces that Mr. Ko Ming Tung, Edward (高明東) has been appointed as an independent non-executive director and a member of the audit committee of the Company with effect from 1st January, 2004.

By the order of the Board
LIN CHIEN HSIN
Chairman

Hong Kong, 31 December, 2003

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The directors of the Company, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief (i) the information contained in this announcement is accurate and complete in all material respects and not misleading; (ii) there are no other matters the omission of which would make any statement in this announcement misleading; and (iii) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the GEM website on the "Latest Company Announcement" page for at least 7 days from the day of its posting.

* *For identification purpose only*

THIZ TECHNOLOGY GROUP LIMITED
即時科研集團有限公司*

(incorporated in the Cayman Islands with limited liability)

ANNOUNCEMENT

We have noted today's increase in the price of the shares of Thiz Technology Group Limited (the "Company") and wish to state that we are not aware of any reasons for such increase.

We also confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Chapters 19 to 20 of the GEM Listing Rules, neither is the board of directors of the Company (the "Board") aware of any matter discloseable under the general obligation imposed by Rule 17.10 of the GEM Listing Rules, which is or may be of a price-sensitive nature.

Made by the order of the Board, the directors of which collectively and individually accept responsibility for the accuracy of this announcement.

By order of the Board
LIN CHIEN HSIN
Chairman

Hong Kong, 9 December 2003

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the GEM website on the "Latest Company Announcements" page for 7 days from the date of its posting.

* *For identification purposes only*

THIZ TECHNOLOGY GROUP LIMITED
即時科研集團有限公司*

(incorporated in the Cayman Islands with limited liability)

ANNOUNCEMENT

We have noted today's increase in the price of the shares of Thiz Technology Group Limited (the "Company") and wish to state that we are not aware of any reasons for such increase.

We also confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Chapters 19 to 20 of the GEM Listing Rules, neither is the board of directors of the Company (the "Board") aware of any matter discloseable under the general obligation imposed by Rule 17.10 of the GEM Listing Rules, which is or may be of a price-sensitive nature.

Made by the order of the Board, the directors of which collectively and individually accept responsibility for the accuracy of this announcement.

By order of the Board
LIN CHIEN HSIN
Chairman

Hong Kong, 2 December 2003

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the GEM website on the "Latest Company Announcements" page for 7 days from the date of its posting.

* *For identification purposes only*

THIZ TECHNOLOGY GROUP LIMITED
即時科研集團有限公司*

(incorporated in the Cayman Islands with limited liability)

ANNOUNCEMENT

We have noted today's decrease in the price of the shares of Thiz Technology Group Limited (the "Company") and wish to state that we are not aware of any reasons for such decrease.

We also confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Chapters 19 to 20 of the GEM Listing Rules, neither is the board of directors of the Company (the "Board") aware of any matter discloseable under the general obligation imposed by Rule 17.10 of the GEM Listing Rules, which is or may be of a price-sensitive nature.

Made by the order of the Board, the directors of which collectively and individually accept responsibility for the accuracy of this announcement.

By order of the Board
LIN CHIEN HSIN
Chairman

Hong Kong, 18 November 2003

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the GEM website on the "Latest Company Announcements" page for 7 days from the date of its posting.

* *For identification purposes only*

THIZ TECHNOLOGY GROUP LIMITED
即時科研集團有限公司*

(incorporated in the Cayman Islands with limited liability)

RESULTS ANNOUNCEMENT
FOR THE SIX MONTHS ENDED 30TH SEPTEMBER, 2003

CHARACTERISTICS OF THE GROWTH ENTERPRISE MARKET ("GEM") OF THE STOCK EXCHANGE OF HONG KONG LIMITED (THE "STOCK EXCHANGE")

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the Main Board and no assurance is given that there will be a liquid market in the securities traded on GEM.

The principal means of information dissemination on GEM is publication on the internet website operated by the Stock Exchange. Listed companies are not generally required to issue paid announcement in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website in order to obtain up-to-date information on GEM listed issuers.

This announcement, for which the directors of Thiz Technology Group Limited collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to Thiz Technology Group Limited. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: 1. the information contained in this announcement is accurate and complete in all material respects and not misleading; 2. there are no other matters the omission of which would make any statement in this announcement misleading; and 3. all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

* *For identification purposes only*

SUMMARY

- The Group recorded a turnover of approximately HK$23,584,000 for the six months ended 30th September, 2003.
- Loss attributable to shareholders was approximately HK$4,795,000.
- The directors of the Company (the "Directors") do not recommend the payment of an interim dividend for the six months ended 30th September, 2003.

RESULTS

The board of Directors (the "Board') of Thiz Technology Group Limited (the "Company") is pleased to announce the unaudited condensed consolidated interim results ("interim accounts") of the Company and its subsidiaries (together the "Group") for the three months and six months ended 30th September, 2003 together with the comparative unaudited figures for the corresponding periods in 2002 as follows:

CONDENSED CONSOLIDATED INCOME STATEMENT

		For the three months ended 30th September,		**For the six months ended 30th September,**	
		2003	2002	**2003**	2002
	Notes	***HK$'000***	*HK$'000*	***HK$'000***	*HK$'000*
Turnover	*2*	**7,670**	13,629	**23,584**	37,707
Cost of sales		**(2,693)**	(1,476)	**(6,026)**	(12,591)
Gross profit		**4,977**	12,153	**17,558**	25,116
Other revenue		**187**	26	**271**	59
Provision for doubtful debts		**(1,365)**	–	**(10,725)**	–
Operating expenses		**(6,659)**	(10,103)	**(11,775)**	(16,823)
(Loss)/profit from operations		**(2,860)**	2,076	**(4,671)**	8,352
Finance costs		**(70)**	–	**(70)**	–
(Loss)/profit before taxation	*3*	**(2,930)**	2,076	**(4,741)**	8,352
Taxation	*4*				
– Elsewhere		**(36)**	–	**(54)**	–
(Loss)/profit for the period		**(2,966)**	2,076	**(4,795)**	8,352
Dividend		**–**	–	**–**	–
(Loss)/earnings per share	*5*				
– Basic (in cents)		**(0.18)**	0.13	**(0.29)**	0.50
– Diluted (in cents)		**N/A**	0.13	**N/A**	0.50

CONDENSED CONSOLIDATED BALANCE SHEET

	Notes	At 30th September, 2003 (Unaudited) *HK$'000*	At 31st March, 2003 (Audited) *HK$'000*
NON-CURRENT ASSETS			
Fixed assets		1,718	1,603
Product development costs		2,293	2,633
		4,011	4,236
CURRENT ASSETS			
Inventories		341	302
Trade receivables	*6*	38,911	31,287
Other receivables, deposits and prepayments		3,952	3,338
Amount due from a related company	*7*	6	6
Cash and bank balances		1,194	1,212
		44,404	36,145
CURRENT LIABILITIES			
Trade payables	*8*	345	540
Other payables, accruals and deposits received		11,166	2,009
Secured bank loan		1,911	–
Amounts due to directors	*9*	5,329	3,345
Taxation	*4*	17	12
		18,768	5,906
NET CURRENT ASSETS		25,636	30,239
		29,647	34,475
CAPITAL AND RESERVES			
Share capital		16,461	16,461
Reserves		9,186	14,014
SHAREHOLDERS' FUNDS		25,647	30,475
NON-CURRENT LIABILITIES			
Convertible notes		4,000	4,000
		29,647	34,475

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	For the six months ended 30th September,	
	2003	2002
	(Unaudited)	(Unaudited)
	HK$'000	*HK$'000*
Net cash outflow from operating activities	**(1,512)**	(7,689)
Net cash outflow from investing activities	**(417)**	(4,769)
Net cash inflow from financing activities	**1,911**	42
Decrease in cash and cash equivalents	**(18)**	(12,416)
Cash and cash equivalents at beginning of the period	**1,212**	14,915
Cash and cash equivalents at end of the period	**1,194**	2,499
Analysis of the balances of cash and cash equivalents		
Cash and bank balances	**1,194**	2,199
Pledged time deposit	**–**	300
	1,194	2,499

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

	Share capital *HK$'000*	Share premium *HK$'000*	Capital redemption reserve *HK$'000*	Special reserve *HK$'000*	Exchange reserve *HK$'000*	Accumulated losses *HK$'000*	Total *HK$'000*
As at 1st April, 2002	16,545	19,573	-	360	5	(11,145)	25,338
Repurchase of shares	(84)	(1,915)	84	-	-	(84)	(1,999)
Profit attributable to shareholders	-	-	-	-	-	8,352	8,352
As at 30th September, 2002	16,461	17,658	84	360	5	(2,877)	31,691
As at 1st April, 2003	16,461	17,658	84	360	6	(4,094)	30,475
Exchange adjustment on translation of the financial statements of foreign subsidiaries	-	-	-	-	(33)	-	(33)
Loss attributable to shareholders	-	-	-	-	-	(4,795)	(4,795)
As at 30th September, 2003	16,461	17,658	84	360	(27)	(8,889)	25,647

The special reserve of the Group represents the difference between the nominal value of shares of the Company and the nominal value of the shares of the subsidiaries acquired pursuant to the Reorganisation.

Notes:

1. (a) Corporate information

The Company was incorporated as an exempted company with limited liability in the Cayman Islands under the Companies Law (Cap. 22 Law 3 of 1961, as consolidated and revised) of the Cayman Islands on 6th December, 2000.

The shares of the Company were listed on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited (the "GEM") on 27th July, 2001.

On 11th October, 2002, the United States Securities and Exchange Commission approved the establishment of Level 1 American Depository Receipt ("ADR") program for the Company's shares in the United States of America.

(b) **Basis of preparation**

The interim accounts have been prepared in accordance with Statements of Standard Accounting Practice ("SSAP") 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants ("HKSA") and with the applicable disclosure requirements of Chapter 18 of the Rules Governing the Listing of Securities on the Growth Enterprise Market (the "GEM Listing Rules") of The Stock Exchange of Hong Kong Limited.

The principal accounting policies and methods of computation adopted in preparing the interim accounts are consistent with those followed in the Group's annual financial statements for the year ended 31st March, 2003, except that the Group has adopted, for the first time, SSAP 12 (revised) "Income Taxes", issued by the HKSA. In the opinion of the Directors, the adoption of this revised SSAP did not have a material impact on the results of the Group for the current and prior accounting periods, and accordingly, no prior period adjustment has been required.

All significant intra-group transactions and balances have been eliminated on consolidation.

2. Turnover

Turnover represents the invoiced value of computer products sold and Group's Linux based software products distributed, training income, artwork and web design services rendered, after allowances for returns and discounts and net of value-added tax.

	For the three months ended 30th September,		**For the six months ended 30th September,**	
	2003	2002	**2003**	2002
	(Unaudited)	(Unaudited)	**(Unaudited)**	(Unaudited)
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
By Principal activities				
Distribution of Group's Linux based software products	**3,955**	12,090	**15,781**	24,600
Sale of computer products	**2,854**	1,539	**6,553**	13,106
Training income	**861**	–	**1,250**	–
Artwork and web design services income	**–**	–	**–**	1
	7,670	13,629	**23,584**	37,707
By Principal markets				
Hong Kong	**232**	137	**437**	7,111
PRC	**709**	43	**986**	299
Taiwan	**4,176**	12,096	**16,130**	24,474
USA	**1,357**	355	**2,663**	1,445
France	**111**	527	**697**	1,522
United Kingdom	**551**	–	**588**	–
Others	**534**	471	**2,083**	2,856
	7,670	13,629	**23,584**	37,707

3. **(Loss)/profit before taxation**

	For the three months ended 30th September,		For the six months ended 30th September,	
	2003	2002	**2003**	2002
	(Unaudited)	(Unaudited)	**(Unaudited)**	(Unaudited)
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
(Loss)/profit before taxation is arrived at after charging/(crediting)				
Cost of inventories sold	**2,692**	1,476	**6,026**	12,591
Amortisation of product development costs	**170**	243	**340**	388
Depreciation	**156**	138	**303**	273
Provision for doubtful debts	**1,365**	–	**10,725**	–
Interest on secured bank loan	**20**	–	**20**	–
Interest on convertible notes	**25**	–	**50**	–
Interest income	**–**	(2)	**(1)**	(8)

4. **Taxation**

No provision for Hong Kong profits tax has been made as the Group did not generate any assessable profits in Hong Kong during the six months ended 30th September, 2003 and 30th September, 2002.

Taxes on profits assessable elsewhere have been calculated at the rates of tax prevailing in the countries in which the Group operates, based on existing legislation, interpretations and practices in respect thereof.

Deferred taxation in respect of unused tax losses for the periods has not been recognised as it is not probable that future taxable profits will be available for setting off.

5. (Loss)/earnings per share

The calculations of the basic and diluted (loss)/earnings per share for the period are based on the following data:–

	Fox the six months ended 30th September	
	2003	2002
	HK'000	*HK$'000*
(Loss)/earnings for the purpose of calculating basic (loss)/earnings per share	(4,795)	8,352
Effect of dilutive potential ordinary shares:–		
Interest on convertible notes	50	–
(Loss)/earnings for the purpose of calculating diluted (loss)/earnings per share	(4,745)	8,352

	2003	2002
	No. of shares	*No. of shares*
Weighted average number of ordinary shares for the purpose of calculating basic (loss)/earnings per shares	**1,646,060,000**	1,646,060,000
Effects of dilutive potential ordinary shares:–		
Share options	**–**	3,162,000
Convertible notes	**50,000,000**	–
Weighted average number of ordinary shares for the purpose of calculating diluted (loss)/earnings per share	**1,696,060,000**	1,649,222,000

The share options had no dilutive effect for the three months and six months ended 30th September, 2003 because the exercise price of the Company's share options was higher than the average market price of the shares during the periods.

No diluted loss per share has been presented for the three months and six months ended 30th September, 2003 as the conversion of the convertible notes would result in a decrease in loss per share.

6. **Trade receivables**

The Group's trading terms with its customers are mainly on a cash-on-delivery basis, except for major customers, where an average credit period of 30 days is normally given.

The following is an aged analysis of trade receivables (net of provision) at the reporting date:–

	30th September, 2003 (Unaudited) *HK$'000*	31st March, 2003 (Audited) *HK$'000*
0-30 days	244	3,902
31-60 days	2,537	3,928
61-90 days	3,806	3,904
91-180 days	6,327	11,509
181-360 days	25,997	8,044
	38,911	31,287

7. **Amount due from a related company**

The amount is interest-free, unsecured and repayable on demand.

8. **Trade payables**

The following is an aged analysis of trade payables at the reporting date:–

	30th September, 2003 (Unaudited) *HK$'000*	31st March, 2003 (Audited) *HK$'000*
0-30 days	88	16
31-60 days	–	524
61-90 days	101	–
Over 90 days	156	–
	345	540

9. **Amounts due to directors**

The amounts are interest-free, unsecured and repayable on demand.

INTERIM DIVIDEND

The Board does not recommend the payment of an interim dividend for the six months ended 30th September, 2003 (2002: Nil).

BUSINESS REVIEW AND PROSPECTS

Financial Performance

The Group recorded a consolidated turnover of HK23,584,000 for the six months ended 30th September, 2003, representing a 37.5% decrease compared to HK$37,707,000 for the same period in 2002. The decrease in turnover was attributed to the decrease of the Group's trading activities in computer products, and a termination of recognition of a licence fee income from a customer by the Group owing to the customer's default in payment of the long outstanding trade debt. However, the Group had started generating revenue from its Linux related training activities during the period.

During the six months ended 30th September, 2003, provision for doubtful debts amounted to HK$10,725,000 had been made for outstanding trade debtors, and accordingly, the Group recorded an operating loss of HK$4,671,000, as opposed to a profit of HK$8,352,000 for the same period in 2002.

As a result of the above, there was a net loss attributable to the shareholders of HK$4,795,000 for the six months ended 30th September, 2003, while it was a net profit of HK$8,352,000 for the corresponding period in 2002.

Business Development

In both training and enterprise sectors, the Group has recorded remarkable results.

In China, the training programme "1 + 1 + 1 Project" with Beijing IT Industry Promotion Centre has already started. The programme aims to train up 100 Linux teachers, 1,000 Linux engineers and 10,000 Linux users. Following our support to the Dalian government on "Digital Dalian", similar training programmes will be planned to be carried out in Dalian. With these projects, the Group will develop the edge and reach a sizable penetration in other provinces.

Better yet, the certification programme with the China Electronic Information Application Education Center (CEIAEC) has also been put into practice. Certificates have already been issued to students in Hong Kong. With this certification, the Group's provision of training in the region will develop at a faster pace.

To enhance our training business, the Group has developed Linux Executive Pool with CareerTimes. Graduates can register with this talent pool, which will expand their employment opportunities. CareerTimes is a leading classified post in Hong Kong.

In enterprise sector, through supporting high profile Linux activities including Linux Adoption Award organized by Hong Kong Productivity Council, bundling business with reputable vendors and increased media exposure, the Group has expanded both awareness and penetration in the market.

Prospect

With increasing support from the government, universities and hardware vendors, the Group steps closer to accomplishing the corporate core business directions – namely implementation of e-government, innovation of Linux education model, design solutions for enterprises and expansion of sales channels.

It is expected that the Group's training programmes will be integrated into more than one university in Hong Kong, and a number of universities in China. This will be a long-term investment in building a solid base for Linux applications.

For the government sector, the Group has been in constant communication with Hong Kong SAR government and provincial governments in China, offering training support and advices on office automation.

For the enterprise sector, through bundling with leading vendors, the Group has been introducing different solutions for enterprises on a regular basis. In addition, sales channels have been expanded to retail distribution.

Evidenced by the strong development along with the above core directions, the Group has a positive view on the future development of Linux, growth of the Group and stock value to the shareholders.

COMPARISON OF BUSINESS OBJECTIVES WITH ACTUAL BUSINESS PROGRESS

According to the business objectives as stated in the Company's prospectus dated 20th July, 2001	Actual business progress in respect of the six months ended 30th September, 2003
Develop application software on Linux platform with joint venture partners	
– Start development work of point of sale system with Yuen Wang	– In the course of studying the possibility of developing in-house
– Launch web-based education platform	– The project has been postponed
Marketing strategies	
– Road show tour in the PRC/Hong Kong to promote the Group's Linux products	– The Group is actively promoting its Linux products in various educational institutes and government departments in the PRC and Hong Kong through providing ThizLinux courses, attending exhibitions and seminars

USE OF PROCEEDS

The Group has applied the net proceeds from the issue of new shares pursuant to a placing in July 2001 as follows. The excess amount used had been financed by reserve and other sources of funds.

	Originally planned*	Amount utilized up to 30th September, 2003
	HK$'000	*HK$'000*
Contribution to the joint ventures to develop application software on Linux	5,000	3,494
Setting up sales office in Beijing	3,000	4,684
Marketing and promotion	3,000	4,622
Enhancement of the Group's existing Linux products	2,000	6,978
Development of web applications and other computing products/services	500	3,633
Purchase of hardware equipment	400	1,012
	13,900	24,423

* *Amounts are extracted from the Company's prospectus dated 20th July, 2001 issued in relation to the Company's placing and proposed listing of shares on GEM.*

MANAGEMENT DISCUSSION AND ANALYSIS

Liquidity, financial resources and capital structure

As at 30th September, 2003, the Group had current assets amounted to HK$44,404,000, of which HK$1,194,000 were cash and bank deposits. Current liabilities of HK$18,768,000 mainly comprised of trade payables, other payables and accruals, and amounts due to the directors. The current ratio of the Group was 2.36. The Group had net current assets of approximately HK$25,636,000 as at 30th September, 2003.

Current ratio and net current assets show a notable decrease from 6.12 and HK$30,239,000 at 31st March, 2003. The sharp drop was mainly due to several significant amounts of trade deposits received.

At the same date, the Group had outstanding unlisted convertible notes of HK$4,000,000 bearing interest rate of 2.5% per annum, issued at 17th January, 2003 with maturity at 16th January, 2006. The notes are convertible into new shares of the Company at a conversion price of HK$0.04 per share. Proceeds from the issue of unlisted convertible notes had been used as general working capital of the Group.

The gearing ratio calculated on the basis of total liabilities over shareholders' funds as at 30th September, 2003 was 0.88, compared with 0.33 at 31st March, 2003. This was also due to the increase in trade deposits received.

The Directors considered the Group's financial position was healthy.

Investments held and material acquisitions and disposals

The Group had no material investments, acquisitions or disposals during the reporting period.

Material contracts

On 9th September, 2003, the Company entered into an underwriting agreement with CSC Securities (HK) Limited (the "Underwriter"), Eaglemax International Investment Limited, Mr. Lin and Ms. Wanzi Huang (the "Undertaking Shareholders") and Mr. Wong Hoi Wong in respect of a proposed rights issue. Details of the agreement and rights issue were stated in the announcement of the Company dated 10th September, 2003.

Segmental information

An analysis of business and geographical segments is as follows:

	Turnover		Contribution to (Loss)/profit from operations	
	2003	2002	**2003**	2002
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Principal activities:				
Distribution of Group's Linux based software products	**15,781**	24,600	**2,664**	21,047
Sale of computer products	**6,553**	13,106	**(1,198)**	(720)
Training income	**1,250**	–	**(65)**	–
Artwork and web design services income	**–**	1	**–**	1
	23,584	37,707	**1,401**	20,328
Other income			**271**	59
Other operating expenses			**(6,343)**	(12,035)
Operating (loss)/profit			**(4,671)**	8,352
Principal markets:				
Hong Kong	**437**	7,111	**29**	(686)
PRC	**986**	299	**(213)**	(750)
Taiwan	**16,130**	24,474	**2,884**	22,300
USA	**2,663**	1,445	**(591)**	24
Others	**3,368**	4,378	**(708)**	(560)
	23,584	37,707	**1,401**	20,328
Other income			**271**	59
Other operating expenses			**(6,343)**	(12,035)
Operating (loss)/profit			**(4,671)**	8,352

Employee information

As at 30th September, 2003, the Group had 86 employees spreading over Hong Kong, PRC and Taiwan.

The staff were remunerated based on their work performance, professional experience and prevailing marketing practices. In addition to the basic salaries and retirement schemes, the Group also offered staff benefits including medical insurance, share options, performance bonus and sales commission.

Capital commitments and contingent liabilities

As at 30th September, 2003, the Group had no material capital commitments and contingent liabilities.

Exposure to foreign exchange risk

Since the functional currencies of the Group's operations are Hong Kong dollars, Renminbi and New Taiwan Dollars, the Directors consider that the potential foreign exchange exposure of the Group is limited.

Post balance sheet events

Rights issue

The Company proposed to raise approximately HK$9 million before expenses, by way of rights issue, of not less than 395,054,400 rights shares and not more than 419,054,400 rights shares on the basis of six rights shares for every twenty-five shares of HK$0.01 each of the Company held, at a price of HK$0.023 per rights share to the qualifying shareholders.

On 9th September, 2003, an underwriting agreement was entered between the Underwriter, the Undertaking Shareholders and Mr. Wong Hoi Wong in respect of the rights issue. Details of the rights issue have been set out in the announcement of the Company dated 10th September, 2003 and the prospectus of the Company dated 30th September, 2003.

All the conditions of the rights issue set out in the prospectus had been fulfilled and the rights issue became unconditional on 23rd October, 2003. Details of results of rights issue have been set out in the announcement of the Company dated 23rd October, 2003. Share certificates for fully-paid rights shares had been dispatched to the entitled shareholders by ordinary post on 24th October, 2003. Dealings in fully-paid rights shares on GEM commenced on 28th October, 2003.

DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS IN SHARES

As at 30th September, 2003, the interests (including interests in shares and short positions) of the Directors and Chief Executive of the Company in shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the "SFO")) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they were taken or deemed to have under such provisions of the SFO), or which were recorded in the register required to be kept by the Company under Section 352 of the SFO, or which were required, pursuant to Rules 5.40 to 5.58 of the GEM Listing Rules, relating to securities transactions by the Directors, to be notified to the Company and the Stock Exchange, were as follows:

Long Positions in Ordinary Shares of HK$0.01 of the Company

Name of Director	Type of interest	Total number of shares held	Percentage of shareholding
Mr. Lin Chien Hsin ("Mr. Charles Lin")	Personal	250,000,000	15.19%
Mr. Wong Hoi Wong ("Mr. Albert Wong") *(Note)*	Other	360,000,000	21.87%
Ms. Wanzi Huang	Personal	69,725,000	4.24%

Note: These 360,000,000 shares are held by Eaglemax International Investment Limited, a company wholly owned by Intelligent Management Limited as the trustee of Intelligent Management Discretionary Trust, a family discretionary trust the objects of which include Mr. Albert Wong and his family and any charity in the world.

Long Positions in Underlying Shares of Equity Derivatives of the Company

The Company adopted the Share Option Scheme (the "Scheme") on 6th July, 2001, pursuant to which it may grant options to full-time employees of the Group including Executive Directors of the Company to subscribe for shares in the Company:

Name of Director	Type of interest	Date of grant	Exercise price per share *HK$*	Exercisable period	Number of ordinary shares eligible for subscription under options granted and outstanding as at 30th September, 2003
Mr. Albert Wong	Personal	21st November, 2001	0.315	30th June, 2002 to 29th June, 2012	1,640,000
Ms. Wanzi Huang	Personal	21st November, 2001	0.315	30th June, 2002 to 29th June, 2012	16,540,000

No options were granted or exercised under the Scheme during the six months ended 30th September, 2003.

Save as disclosed above, as at 30th September, 2003, none of the Directors, Chief Executive of the Company and their associates had any other interest or short positions in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they were taken or deemed to have under such provisions of the SFO), or which were recorded in the register required to be kept by the Company under Section 352 of the SFO, or which were required, pursuant to Rules 5.40 to 5.58 of the GEM Listing Rules, relating to securities transactions by the Directors, to be notified to the Company and the Stock Exchange.

Save as disclosed above, at no time during the six months ended 30th September, 2003 was the Company or any of its subsidiaries a party to any arrangements to enable any Director or their respective spouse or children under 18 years of age to acquire benefits by means of acquisition of shares in or debentures of the Company or any other body corporate.

SUBSTANTIAL SHAREHOLDERS

As at 30th September, 2003, so far is known to the Directors, save as the following persons (not being a Director or a Chief Executive of the Company), there was no person who had an interest and/or a short position in the shares and/or underlying shares of the Company which would fall to be disclosed to the Company and the Stock Exchange pursuant to the provisions of Divisions 2 and 3 of Part XV of the SFO and/or required to be entered in the register maintained by the Company pursuant to Section 336 of the SFO and/or were directly or indirectly interested in 5% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any members of the Group:

Name of Shareholder	Nature of interest	Number of ordinary shares held	Percentage of shareholding
Eaglemax International Investment Limited *(Note)*	Corporate	360,000,000	21.87%
Applied Component Technology Corporation	Corporate	324,340,000	19.70%

Note: These 360,000,000 shares are held by Eaglemax International Investment Limited, a company wholly owned by Intelligent Management Limited as the trustee of Intelligent Management Discretionary Trust, a family discretionary trust the objects of which include Mr. Albert Wong and his family and any charity in the world. The shareholding is duplicated in the Directors and Chief Executive's Interests disclosed above.

MANAGEMENT SHAREHOLDERS

Save for the interests disclosed above in respect of the Directors, Chief Executive and their associates, the Directors are not aware of any person who, as at 30th September, 2003, was entitled to exercise or control the exercise of 5% or more of the voting power at general meetings of the Company and who was able, as a practical matter, to direct or influence the management of the Company.

INTEREST OF THE SPONSOR

CSC Asia Limited ("CSC") had entered into a sponsorship agreement with the Company whereby, for a fee, CSC acts as the Company's continuing sponsor for the purpose of Chapter 6 of the GEM Listing Rules for the period from 27th July, 2001 to 31st March, 2004.

None of CSC, its directors, employees nor associates had any interests in the securities of the Company or any member of the Group, or any right to subscribe for or to nominate persons to subscribe for the securities of the Company or any member of the Group as at 30th September, 2003.

COMPETING INTERESTS

None of the Directors or the management shareholders (as defined in the GEM Listing Rules) of the Company or their respective associates had any interest in a business which competed or might compete with businesses of the Group.

COMPLIANCE WITH RULES 5.28 TO 5.39 OF THE GEM LISTING RULES

The Company has complied with Rules 5.28 to 5.39 of the GEM Listing Rules concerning board practices and procedures during the six months ended 30th September, 2003.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the six months ended 30th September, 2003, there was no purchase, sale or redemption by the Company, or any of its subsidiaries, of the Company's listed securities.

AUDIT COMMITTEE

The Company has established an audit committee in August 2001 with its written terms of reference being in compliance with Rules 5.23 to 5.25 of the GEM Listing Rules. The primary duties of the audit committee are to review and supervise the financial reporting process and internal control systems of the Group and to provide advices and comments to the Board.

The audit committee comprises two members, namely, Ms. Li Zhe and Mr. Kwok Ming Wa, both being independent non-executive Directors of the Company.

By Order of the Board
Lin Chien Hsin
Chairman

Hong Kong, 13th November, 2003

This announcement will remain on the GEM website on the "Latest Company Announcements" page for at least 7 days from the day of its posting.

THIZ TECHNOLOGY<08119> - Results Announcement (Q2, 2003/2004, Summary)

Thiz Technology Group Limited announced on 13/11/2003:
(stock code: 08119)

Year end date	:31/03/2004
Currency	:HKD
Auditors' report	:N/A
Review of 2nd Quarterly Report by	:Audit Committee

Important Note :

This result announcement form only contains extracted information from and should be read in conjunction with the detailed results announcement of the issuer, which can be viewed on the GEM website at http://www.hkgem.com

		(Unaudited) Current Period from 01/04/2003 to 30/09/2003 $'000	(Unaudited) Last Corresponding Period from 01/04/2002 to 30/09/2002 $'000
Turnover	:	23,584	37,707
Profit/(Loss) from Operations	:	(4,671)	8,352
Finance cost	:	(70)	0
Share of Profit/(Loss) of Associates	:	0	0
Share of Profit/(Loss) of Jointly Controlled Entites	:	0	0
Profit/(Loss) after Taxation & MI	:	(4,795)	8,352
% Change Over the Last Period	:	N/A	
EPS / (LPS)			
Basic (in dollar)	:	(HKD 0.0029)	HKD 0.0051
Diluted (in dollar)	:	HKD N/A	HKD 0.0051
Extraordinary (ETD) Gain/(Loss)	:	N/A	N/A
Profit (Loss) after ETD Items	:	(4,795)	8,352
2nd Quarterly Dividends per Share	:	NIL	NIL
(specify if with other options)	:	N/A	N/A
B/C Dates for 2nd Quarterly Dividends	:	N/A	
Payable Date	:	N/A	
B/C Dates for (-) General Meeting	:	N/A	
Other Distribution for Current Period	:	NIL	
B/C Dates for Other Distribution	:	N/A	

For and on behalf of
Thiz Technology Group Limited

Signature :
Name : Chan Sai Yan
Title : Company Secretary

Responsibility statement

The directors of the Company (the "Directors") as at the date hereof hereby collectively and individually accept full responsibility for the accuracy of the information contained in this results announcement form (the "Information") and confirm, having made all reasonable inquiries

that the Stock Exchange has no responsibility whatsoever with regard to the Information and undertake to indemnify the Exchange against all liability incurred and all losses suffered by the Exchange in connection with or relating to the Information.

Remarks:

1. Basis of preparation

The interim accounts have been prepared in accordance with Statements of Standard Accounting Practice ("SSAP") 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants ("HKSA") and with the applicable disclosure requirements of Chapter 18 of the Rules Governing the Listing of Securities on the Growth Enterprise Market (the "GEM Listing Rules") of The Stock Exchange of Hong Kong Limited.

The principal accounting policies and methods of computation adopted in preparing the interim accounts are consistent with those followed in the Group's annual financial statements for the year ended 31st March, 2003, except that the Group has adopted, for the first time, SSAP 12 (revised) "Income Taxes", issued by the HKSA. In the opinion of the Directors, the adoption of this revised SSAP did not have a material impact on the results of the Group for the current and prior accounting periods, and accordingly, no prior period adjustment has been required.

All significant intra-group transactions and balances have been eliminated on consolidation.

2. (Loss)/earnings per share

The calculation of basic loss (2002: earnings) per share for the six months ended 30th September, 2003 is based on the loss attributable to shareholders of approximately HK$4,795,000 (2002: profit of HK$8,352,000) and the weighted average of 1,646,060,000 (2002: 1,646,060,000) ordinary shares in issue during the period.

No diluted loss per share for the six months ended 30th September, 2003, as the conversion of the convertible notes would result in a decrease in loss per share.

The calculation of diluted earnings per share for the corresponding period in 2002 is based on the profit attributable to shareholders of HK$8,352,000. The weighted average number of ordinary shares used in the calculation is the 1,646,060,000, as used in the basic earnings per share calculation plus the weighted average of 3,162,000 ordinary shares assumed to have been issued at no consideration on the deemed exercise of all share options on the date when the share options were granted.

3. Dividend

No dividend has been paid or declared by the Company during the six months ended 30th September, 2003.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

THIZ TECHNOLOGY GROUP LIMITED
即時科研集團有限公司

(incorporated in the Cayman Islands with limited liability)

ANNOUNCEMENT

The Board of Directors (the "Board") of Thiz Technology Group Limited (the "Company") hereby announces that a Meeting of the Board will be held at Unit 502-5, Tower 3, Enterprise Square, 9 Sheung Yuet Road, Kowloon Bay, Kowloon, Hong Kong on Thursday, 13th November, 2003 at 4:00 p.m. for the following purposes:

1. To consider and approve the unaudited consolidated half-year results of the Company and its subsidiaries for the six months ended 30th September, 2003 and the announcement of the half-year results;

2. To approve the publication of the half-year results on the GEM website and the dispatch of the half-year results report to shareholders;

3. To consider the payment of dividend, if any;

4. To consider the closure of the Register of Members, if necessary; and

5. To transact any other business.

By Order of the Board
Chan Sai Yan
Company Secretary

Hong Kong, 3rd November, 2003

This announcement, for which the Directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the GEM website at http://www.hkgem.com on the "Latest Company Announcements" page for at least 7 days from the date of its posting.

THIZ TECHNOLOGY GROUP LIMITED
即時科研集團有限公司*

(incorporated in the Cayman Islands with limited liability)

ANNOUNCEMENT

We have noted today's decrease in the price of the shares of Thiz Technology Group Limited (the "Company") and wish to state that we are not aware of any reasons for such decrease.

We also confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Chapters 19 to 20 of the GEM Listing Rules, neither is the board of directors of the Company (the "Board") aware of any matter discloseable under the general obligation imposed by Rule 17.10 of the GEM Listing Rules, which is or may be of a price-sensitive nature.

Made by the order of the Board, the directors of which collectively and individually accept responsibility for the accuracy of this announcement.

By order of the Board
LIN CHIEN HSIN
Chairman

Hong Kong, 24 October 2003

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the GEM website on the "Latest Company Announcements" page for 7 days from the date of its posting.

* *For identification purposes only*

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for the securities.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

THIZ TECHNOLOGY GROUP LIMITED
即時科研集團有限公司*

(incorporated in the Cayman Islands with limited liability)

RESULTS OF THE RIGHTS ISSUE

Financial adviser

CAPITAL

CSC Asia Limited

Underwriter

CAPITAL

CSC Securities (HK) Limited

The Board is pleased to announce that as at 4:00 p.m. on Thursday, 16th October, 2003, being the latest time for payment and acceptance of Rights Shares, an aggregate of 13 valid acceptances of provisional allotment of the Rights Shares and 16 valid applications for excess Rights Shares were received for a total of 234,024,600 Rights Shares (representing approximately 59.2% of the total number of Rights Shares), comprising: (a) acceptances of provisional allotments of 171,180,000 Rights Shares (representing approximately 43.3% of the total number of Rights Shares) and (b) excess applications for 62,844,600 Rights Shares made under the Rights Issue (representing approximately 15.9% of the total number of Rights Shares). The excess Rights Shares were allotted to 16 applicants in full.

As a result of the under-subscription of the Rights Shares and pursuant to the Underwriting Agreement, the Underwriter has performed its obligation under the Underwriting Agreement by procuring 6 subscribers, who are individual investors and are independent third parties not connected with any of the directors, chief executive or substantial shareholders of the Company or its subsidiaries or any of their respective associates (as defined in the GEM Listing Rules), for the subscription of the remaining balance of 161,029,800 Rights Shares (representing approximately 40.8% of the total number of Rights Shares).

All of the conditions of the Rights Issue as set out in the Prospectus have been fulfilled and the Rights Issue became unconditional at 4:00 p.m. on Thursday, 23rd October, 2003. Share certificates for fully-paid Rights Shares will be despatched to those entitled thereto at their own risk by ordinary post on Friday, 24th October, 2003. Dealings in fully-paid Rights Shares on GEM are expected to commence from 9:30 a.m. on Tuesday, 28th October, 2003.

* *For identification purposes only*

Reference is made to the announcement of the Company dated 10th September, 2003 and the prospectus (the "Prospectus") of the Company dated 30th September, 2003. Defined terms used herein shall have the same meanings as used in the Prospectus unless otherwise defined.

RESULTS OF THE RIGHTS ISSUE

The Board is pleased to announce that as at 4:00 p.m. on Thursday, 16th October, 2003, being the latest time for payment and acceptance of Rights Shares, an aggregate of 13 valid acceptances of provisional allotment of the Rights Shares and 16 valid applications for excess Rights Shares were received for a total of 234,024,600 Rights Shares (representing approximately 59.2% of the total number of Rights Shares), comprising: (a) acceptances of provisional allotments of 171,180,000 Rights Shares (representing approximately 43.3% of the total number of Rights Shares) and (b) excess applications for 62,844,600 Rights Shares made under the Rights Issue (representing approximately 15.9% of the total number of Rights Shares). The excess Rights Shares were allotted to 16 applicants in full.

The Rights Issue became unconditional at 4:00 p.m. on Thursday, 23rd October, 2003.

UNDER-SUBSCRIPTION OF THE RIGHTS SHARES

As a result of the under-subscription of the Rights Shares and pursuant to the Underwriting Agreement, the Underwriter has performed its obligation under the Underwriting Agreement by procuring 6 subscribers, who are individual investors and are independent third parties not connected with any of the directors, chief executive or substantial shareholders of the Company or its subsidiaries or any of their respective associates (as defined in the GEM Listing Rules), for the subscription of the remaining balance of 161,029,800 Rights Shares (representing approximately 40.8% of the total number of Rights Shares).

CHANGE OF SHAREHOLDING STRUCTURE OF THE COMPANY

The following table sets out the changes in the shareholding structure of the Company following from the Rights Issue:

	Prior to completion of the Rights Issue		Immediately after completion of the Rights Issue	
	No. of Shares held	%	No. of Shares held	%
EIIL *(Note 1)*	360,000,000	21.87	397,200,000	19.46
Mr. Lin *(Note 2)*	250,000,000	15.19	353,000,000	17.29
ACTC	324,340,000	19.70	324,340,000	15.89
Ms. Huang	69,725,000	4.24	86,459,000	4.24
Public Shareholders	641,995,000	39.00	880,115,400	43.12
Total	1,646,060,000	100.00	2,041,114,400	100.00

Note:

1. EIIL is a company wholly owned by Intelligent Management Limited as the trustee of Intelligent Management Discretionary Trust, a family discretionary trust whose objects include Mr. Wong, an executive Director, together with his family and any charity in the world.

   Out of 86,400,000 Rights Shares which should have been provisionally allotted to EIIL under the Rights Issue, 26,744,261 Rights Shares were undertaken by EIIL to subscribe pursuant to the Underwriting Agreement and another 10,455,739 Rights Shares were being subscribed by EIIL by provisional application. As a result, 37,200,000 Rights Shares were subscribed by EIIL. The shareholding of EIIL decreased from approximately 21.87% of the issued share capital of the Company prior to completion of the Rights Issue to approximately 19.46% of the issued share capital of the Company as enlarged by the Rights Issue.

2. Mr. Lin has fulfilled his obligation pursuant to the Underwriting Agreement to subscribe for 60,000,000 Rights Shares. Besides, Mr. Lin has also subscribed for 43,000,000 excess Rights Shares under an application for excess Right Shares and which were allotted to him in full. The shareholding of Mr. Lin increased from approximately 15.19% of the issued share capital of the Company prior to completion of the Rights Issue to approximately 17.29% of the issued share capital of the Company as enlarged by the Rights Issue.

DESPATCH OF SHARE CERTIFICATES FOR RIGHTS SHARES AND COMMENCEMENT OF DEALINGS

All of the conditions of the Rights Issue as set out in the Prospectus have been fulfilled. Share certificates for fully-paid Rights Shares will be despatched to those entitled thereto at their own risk by ordinary post on Friday, 24th October, 2003. Dealings in fully-paid Rights Shares on GEM are expected to commence from 9:30 a.m. on Tuesday, 28th October, 2003.

By Order of the Board
Thiz Technology Group Limited
Lin Chien Hsin
Chairman

Hong Kong, 23rd October, 2003

This announcement, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief:

(1) the information contained in this announcement is accurate and complete in all material respects and not misleading;

(2) there are no other matters the omission of which would make any statement in this announcement misleading; and

(3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will appear and remain on the GEM website at www.hkgem.com on the "Latest Company Announcements" page for at least 7 days from the date of its posting.

THIZ TECHNOLOGY GROUP LIMITED
即時科研集團有限公司*

(incorporated in the Cayman Islands with limited liability)

ANNOUNCEMENT

We have noted today's increase in the price of the shares of Thiz Technology Group Limited (the "Company") and wish to state that we are not aware of any reasons for such increase.

We also confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Chapters 19 to 20 of the GEM Listing Rules, neither is the board of directors of the Company (the "Board") aware of any matter discloseable under the general obligation imposed by Rule 17.10 of the GEM Listing Rules, which is or may be of a price-sensitive nature.

Made by the order of the Board, the directors of which collectively and individually accept responsibility for the accuracy of this announcement.

By order of the Board
LIN CHIEN HSIN
Chairman

Hong Kong, 24 September 2003

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the GEM website on the "Latest Company Announcements" page for 7 days from the date of its posting.

* *For identification purposes only*

This announcement is made at the request of the Stock Exchange of Hong Kong Limited. The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

THIZ TECHNOLOGY GROUP LIMITED
即時科研集團有限公司*

(incorporated in the Cayman Islands with limited liability)

ANNOUNCEMENT

We have noted today's decrease in the price of the shares of Thiz Technology Group Limited (the "Company") and wish to state that we are not aware of any reasons for such decrease.

Save as the announcement made on 10 September 2003 regarding a discloseable transaction in respect of a proposed rights issue of the Company, we confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Chapters 19 to 20 of the GEM Listing Rules, neither is the board of directors of the Company (the "Board") aware of any matter discloseable under the general obligation imposed by Rule 17.10 of the GEM Listing Rules, which is or may be of a price-sensitive nature.

Made by the order of the Board, the directors of which collectively and individually accept responsibility for the accuracy of this announcement.

By order of the Board
LIN CHIEN HSIN
Chairman

Hong Kong, 16 September 2003

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the GEM website on the "Latest Company Announcements" page for 7 days from the date of its posting.

* *For identification purposes only*

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for the securities.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

THIZ TECHNOLOGY GROUP LIMITED
即時科研集團有限公司*

(incorporated in the Cayman Islands with limited liability)

DISCLOSEABLE TRANSACTION
PROPOSED RIGHTS ISSUE
OF NOT LESS THAN 395,054,400 RIGHTS SHARES AND NOT MORE THAN 419,054,400 RIGHTS SHARES TO QUALIFYING SHAREHOLDERS ON THE BASIS OF SIX RIGHTS SHARES FOR EVERY TWENTY-FIVE EXISTING SHARES HELD AT A SUBSCRIPTION PRICE OF HK$0.023 PER RIGHTS SHARE

Financial adviser

CAPITAL
CSC Asia Limited

Underwriter

CAPITAL
CSC Securities (HK) Limited

* *For identification purpose only*

The Company proposes to issue, by way of Rights Issue, not less than 395,054,400 Rights Shares and not more than 419,054,400 Rights Shares at a price of HK$0.023 per Rights Share. The Company will provisionally allot six Rights Shares in nil-paid form for every twenty-five existing Shares held by the Qualifying Shareholders on the Record Date. The Rights Issue is not available to the Excluded Shareholders.

The Subscription Price represents:

1. a discount of approximately 51.1% to the closing price of HK$0.047 per Share as quoted on the Stock Exchange on the Last Trading Day;

2. a discount of approximately 46.5% to the average closing price of approximately HK$0.043 per Share as quoted on the Stock Exchange for the last ten trading days up to and including the Last Trading Day; and

3. a discount of approximately 45.2% to the theoretical ex-rights price of approximately HK$0.042 per Share based on the closing price of HK$0.047 per Share as quoted on the Stock Exchange on the Last Trading Day (assuming no conversion of the Convertible Notes on or before the Record Date).

As at the date of this announcement, there were 18,180,000 outstanding Share Options entitling the holders thereof to subscribe for an aggregate of 18,180,000 Shares. Mr. Wong and Ms. Huang are the beneficial owners of 1,640,000 and 16,540,000 outstanding Share Options respectively. Each of Mr. Wong and Ms. Huang has irrevocably undertaken to the Company and the Underwriter that he/she will not exercise the subscription rights attaching to his/her outstanding Share Options as at the date of the Underwriting Agreement up to and including one Business Day after the last day for acceptance of the Rights Shares under the Rights Issue. In addition, there were outstanding Convertible Notes carrying conversion rights to subscribe for a maximum of 100,000,000 Shares at a conversion price at HK$0.04 per Conversion Share. The holders of the Convertible Notes are independent of and not connected with any Directors, chief executive, substantial shareholders or management shareholders of the Company or any of their respective associates (as defined under the GEM Listing Rules). If all of the subscription rights attaching to the outstanding Convertible Notes are exercised and result in the issue of Shares on or before the Record Date, the number of issued Shares will be increased from 1,646,060,000 Shares as at the date of this announcement, to 1,746,060,000 Shares and the number of Rights Shares which may be issued pursuant to the Rights Issue will be increased to 419,054,400 Rights Shares.

As at the date of this announcement, the Undertaking Shareholders are interested in 679,725,000 Shares, representing approximately 41.29% of the existing issued share capital of the Company. Pursuant to the Underwriting Agreement, each of EIIL, Mr. Lin and Ms. Huang has irrevocably and unconditionally undertaken to the Company and the Underwriter to subscribe for 26,744,261, 60,000,000 and 16,734,000 Rights Shares respectively under the Right Issue.

Pursuant to the Underwriting Agreement, a maximum of 315,576,139 Rights Shares (assuming full conversion of the Convertible Notes on or before the Record Date and excluding any Rights Shares to be issued to and accepted by the Undertaking Shareholders) will be fully underwritten by the Underwriter.

The Rights Issue is conditional upon fulfillment of the conditions set out in the section headed "Conditions of the Rights Issue" below. Accordingly, the Rights Issue may or may not proceed. **It should be noted that the Underwriting Agreement contains provisions granting the Underwriter the right to terminate its obligations on the occurrence of certain events including force majeure.** Please refer to the paragraph headed "Termination of the Underwriting Agreement" for further details.

The last day of dealing in the Shares on a cum-rights basis is Tuesday, 23rd September, 2003. The Shares will be dealt with on an ex-rights basis from Wednesday, 24th September, 2003. To qualify for the Rights Issue, a Qualifying Shareholder's name must appear on the register of members of the Company on the Record Date, which is currently expected to be Tuesday, 30th September, 2003. In order to be registered as members on the Record Date, any transfers of Shares (with the relevant share certificates) must be lodged for registration with the Company's branch share registrar and transfer office in Hong Kong, Tengis Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong by 4:30 p.m. on Thursday, 25th September, 2003 (the closing of register of members is expected to be from Friday, 26th September, 2003 to Tuesday, 30th September, 2003, both dates inclusive). Holders of the Convertible Notes who wish to participate in the Rights Issue should exercise the rights attached to the Convertible Notes in accordance with their respective terms on or before 4:30 p.m. on Thursday, 25th September, 2003 so as to enable them to be registered as holders of Shares on or before the Record Date.

Any Shareholders or other persons contemplating selling or purchasing Shares and/or Rights Shares in their nil-paid form during the period from Friday, 3rd October, 2003 to Monday, 13th October, 2003 who are in any doubt about their position are recommended to consult their professional advisers. Any Shareholders or other persons dealing in Shares up to the date on which all the conditions to which the Rights Issue is subject are fulfilled (and the date on which the Underwriter's right of termination of the Underwriting Agreement ceases) and any persons dealing in the nil-paid Rights Shares during the period from Friday, 3rd October, 2003 to Monday, 13th October, 2003 will accordingly bear the risk that the Rights Issue may not become unconditional or may not proceed.

The Company will apply to the Stock Exchange for the listing of, and permission to deal in, the Rights Shares.

The net proceeds of the Rights Issue are expected to be approximately HK$8.5 million (assuming there are no additional Shares issued and no conversion of the Convertible Notes on or before the Record Date). The Company intends to use such net proceeds as set out in the following:

(i) as to approximately HK$1 million, for the development and design of course structure, teaching materials, manuals provided to the tertiary institutes participating in ThizLinux education programmes;

(ii) as to approximately HK$3.5 million, for running of "1+1+1" project which provides the ThizLinux training programmes to Beijing municipal government; and

(iii) as to the balance of approximately HK$4 million, for general working capital, including staff costs and other operating expenses of the Group.

The Company will send the Prospectus Documents to the Qualifying Shareholders only and the Prospectus, for information only, to the Excluded Shareholders.

At the request of the Company, trading in the Shares on GEM has been suspended from 9:30 a.m. on 10th September, 2003 pending the release of this announcement. Application has been made by the Company to the Stock Exchange for resumption of trading in the Shares on GEM with effect from 9:30 a.m. on 11th September, 2003.

PROPOSED RIGHTS ISSUE

On 9th September, 2003, the Company entered into the Underwriting Agreement with the Underwriter, the Undertaking Shareholders and Mr. Wong in respect of the Rights Issue and further details of the Rights Issue are set out below:

Issue Statistics

Basis of the Rights Issue	:	six Rights Shares for every twenty-five existing Shares held by the Qualifying Shareholders on the Record Date
Number of existing Shares in issue	:	1,646,060,000 Shares as at the date of this announcement
Minimum number of Rights Shares	:	not less than 395,054,400 Rights Shares
Maximum number of Rights Shares (assuming full conversion of the Convertible Notes)	:	not more than 419,054,400 Rights Shares
Subscription Price	:	HK$0.023 per Rights Share payable in full when a Qualifying Shareholder accepts the relevant provisional allotment of Rights Shares or applies for excess Rights

As at the date of this announcement, there were 18,180,000 outstanding Share Options entitling the holders thereof to subscribe for an aggregate of 18,180,000 Shares. Mr. Wong and Ms. Huang are the beneficial owners of 1,640,000 and 16,540,000 outstanding Share Options respectively. Each of Mr. Wong and Ms. Huang has irrevocably undertaken to the Company and the Underwriter that he/she will not exercise the subscription rights attaching to his/her outstanding Share Options as at the date of the Underwriting Agreement up to and including one Business Day after the last day for acceptance of the Rights Shares under the Rights Issue.

In addition, there were Convertible Notes outstanding as at the date of this announcement. The number of Rights Shares which may be issued pursuant to the Rights Issue will be increased in proportion to any additional Shares issuable pursuant to the exercise of conversion rights attaching to the Convertible Notes on or before the Record Date. If all of the conversion rights attaching to the Convertible Notes are exercised and Shares are issued and allotted pursuant to such exercise on or before the Record Date, the number of issued Shares will be increased to 1,746,060,000 Shares and the number of Rights Shares which may be issued pursuant to the Rights Issue will be increased to 419,054,400 Rights Shares. As all subscribers of the Convertible Notes are independent third parties, the Company does not have any information as regards their intentions on whether or not they will convert their respective Convertible Notes into Shares on or before the Record Date. Therefore, the additional 24,000,000 Rights Shares arising from the possibility of full conversion of the outstanding Convertible Notes, will also be underwritten by the Underwriter.

Qualifying Shareholders

The Company will send the Prospectus Documents to the Qualifying Shareholders only and the Prospectus, for information only, to the Excluded Shareholders.

To qualify for the Rights Issue, a Shareholder must:

1. be registered as a member of the Company on the Record Date; and

2. have an address in Hong Kong which appears on the register of members of the Company on the Record Date.

In order to be registered as members on the Record Date, all transfer of Shares (together with the relevant share certificate(s)) must be lodged with the Company's branch share registrar and transfer office in Hong Kong, Tengis Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong by 4:30 p.m. on Thursday, 25th September, 2003.

Holders of the Convertible Notes who wish to participate in the Rights Issue should exercise the conversion rights attached to the Convertible Notes in accordance with their respective terms on or before 4:30 p.m. on Thursday, 25th September, 2003 so as to enable them to be registered as holders of Shares on or before the Record Date.

Closure of register of members

The Company's register of members will be closed from Friday, 26th September, 2003 to Tuesday, 30th September, 2003, both dates inclusive. No transfer of Shares will be registered during this period.

Subscription Price

The Subscription Price of HK$0.023 per Rights Share will be payable in full upon acceptance of the provisional allotment or application for excess Rights Shares under the Rights Issue.

The Subscription Price represents:

1. a discount of approximately 51.1% to the closing price of HK$0.047 per Share as quoted on the Stock Exchange on the Last Trading Day;

2. a discount of approximately 46.5% to the average closing price of approximately HK$0.043 per Share as quoted on the Stock Exchange for the last ten trading days up to and including the Last Trading Day; and

3. a discount of approximately 45.2% to the theoretical ex-rights price of approximately HK$0.042 per Share based on the closing price of HK$0.047 per Share as quoted on the Stock Exchange on the Last Trading Day (assuming no conversion of the Convertible Notes on or before the Record Date).

Note: The theoretical ex-rights price is calculated based on the closing price as quoted on the Stock Exchange on the Last Trading Day multiplied by the issued share capital of the Company plus the amount derived from multiplying the Subscription Price to the number of Rights Shares to be offered then divided by the enlarged issued share capital of the Company.

The Directors are of the opinion that the proposed Rights Issue will give the existing Shareholders the opportunities to share the benefits of the Company's development in the future. The offer will allow the existing Shareholders to maintain their ownership interest by acquiring additional Shares at a very attractive price and on the other hand, enable the Company to raise the required funds for its business development.

Due to the low liquidity level of the Shares on GEM as reflected by the trading volume and price performance, the Directors consider that it is more appropriate to use the intrinsic value of the Shares (namely the net asset value ("NAV") per share) to determine the Subscription Price instead of the market value. The unaudited NAV per share of the Company as at 31st August, 2003 is approximately HK$0.016. The Subscription Price represents a premium of approximately 43.75% to NAV per share.

The Subscription Price was determined after arm's length negotiations between the Company and the Underwriter with reference to the market price of the Shares under the prevailing market conditions, the recent trading volume and price performance of the Shares. The Board considers that the Subscription Price and the terms of the Rights Issue are fair and reasonable and in the interest of the Company and the Shareholders as a whole.

Basis of provisional allotments

Six Rights Shares (in nil-paid form) for every twenty-five existing Shares held by the Qualifying Shareholders on the Record Date.

Status of Rights Shares

The Rights Shares (when allotted and fully-paid) will rank pari passu with the Shares in issue on the date of allotment and issue of the Rights Shares in all respects. Holders of fully-paid Rights Shares will be entitled to receive all future dividends and distributions which are declared, made or paid by reference to a record day falling after the date of allotment of the Rights Shares.

Certificates for Rights Issue

Subject to the fulfillment of the conditions of the Rights Issue, certificates for all fully-paid Rights Shares are expected to be posted by Friday, 24th October, 2003 to those who have accepted and (where applicable) applied for, and paid for the Rights Shares at their own risk.

Rights of Excluded Shareholders

The Prospectus Documents will not be registered under any securities or equivalent legislation of any jurisdictions other than the applicable laws in Hong Kong. Accordingly, no provisional allotment of Rights Shares or any allotment of Rights Shares will be made to the Excluded Shareholders. The Company will send the Prospectus to the Excluded Shareholders for their information only but will not send provisional allotment letters and forms of application for excess Rights Shares to the Excluded Shareholders.

Arrangements will be made for the Rights Shares which would otherwise have been provisionally allotted to the Excluded Shareholders to be sold in the market in their nil-paid form as soon as practicable after dealings in the nil-paid Rights Shares commence, if a premium (net of expenses) can be obtained. The proceeds of each sale less expenses will be paid to the relevant Excluded Shareholders in Hong Kong dollars provided that the Company will retain individual amounts of less than HK$100 for its own benefit. Any such nil-paid Rights Shares which cannot be sold at a premium (net of expenses) will be available for application under the form of application for excess Rights Shares.

Fractions of Rights Shares

No fractions of Rights Shares (nil-paid and fully-paid) will be allotted. The Company will sell in the market, if a premium (net of expenses) can be obtained, any such Rights Shares created by adding together fractions of Rights Shares and will retain the proceeds for its own benefit.

Application for excess Rights Shares

The Qualifying Shareholders are entitled to apply for Rights Shares which are in excess of their entitlements. The Qualifying Shareholders are entitled to apply for any unsold entitlements of the Excluded Shareholders and any nil-paid Rights Shares provisionally allotted but not accepted by the Qualifying Shareholders, by completing the form of application for excess Rights Shares in the Prospectus Documents, and returning the completed form with the appropriate payment.

Allotment of excess Rights Shares will be made by the Company on a fair and equitable basis. Preference will be given to applications for less than a board lot of Shares where they appear to the Directors that such applications are made to round up odd-lot holdings to whole-lot holdings.

Application for listing

The Company will apply to the Stock Exchange for the listing of, and permission to deal in, the Rights Shares on GEM.

Dealing in nil-paid and fully-paid Rights Shares on GEM will be subject to the payment of applicable stamp duty, Stock Exchange trading fee, SFC transaction levy or any other applicable fees and charges in Hong Kong.

UNDERWRITING ARRANGEMENTS

Undertakings from the Undertaking Shareholders

As at the date of this announcement, the Undertaking Shareholders are interested in 679,725,000 Shares, representing approximately 41.29% of the existing issued share capital of the Company.

EIIL, Mr. Lin and Ms. Huang have irrevocably undertaken with the Company and the Underwriter to accept their provisional entitlements of 26,744,261, 60,000,000 and 16,734,000 Rights Shares respectively under the Rights Issue.

Underwriting Agreement

Date: 9th September, 2003

Underwriter: CSC Securities (HK) Limited

The Underwriter has agreed to underwrite a maximum of 315,576,139 Rights Shares (assuming full conversion of the Convertible Notes on or before the Record Date and excluding any Rights Shares to be issued to and accepted by the Undertaking Shareholders).

Termination of the Underwriting Agreement

The Underwriter reserves the right to terminate the arrangements set out in the Underwriting Agreement which shall be exercisable by notice in writing given by the Underwriter to the Company at any time prior to 4:00 p.m. (Hong Kong time) on Thursday, 23rd October, 2003, being the day immediately preceding the date of allotment of the fully paid Rights Shares (which is expected to be Friday, 24th October, 2003), if:

(i) the occurrence of the following events which would, in the absolute opinion of the Underwriter, materially and adversely affect the business, financial or trading position or prospects of the Group as a whole or the success of the Rights Issue or otherwise makes it inexpedient or inadvisable for the Company or the Underwriter to proceed with the Rights Issue:

(a) the introduction of any new law or regulation or any change in existing law or regulation or any material change in the judicial interpretation or application thereof or other occurrence of any nature whatsoever; or

(b) the occurrence of any event, development or change (whether or not local, national or international or forming part of a series of events or changes occurring or continuing before, on and/or after the date of the Underwriting Agreement and including an event or change in relation to or a development of an existing state of affairs) of a political, military, financial, regulatory, economic, currency or other nature (whether or not sui generis with any of the foregoing or in the nature of any local, national or international outbreak or escalation of hostilities or armed conflict) resulting in a material adverse change in, or which might reasonably be expected to result in a material adverse change in political, economic or stock market conditions; or

(c) the imposition of any moratorium, suspension or material restriction on trading in securities generally on GEM and/or the Stock Exchange occurring due to exceptional financial circumstances; or

(d) a change or development involving a prospective material change in taxation in Hong Kong or the implementation of exchange controls which shall or might materially adversely affect the Company; or

(e) any material change in market conditions, taxation or exchange control or combination of circumstances in Hong Kong, the PRC, Taiwan or the USA (including without limitation suspension or material restriction on trading in securities); or

(ii) if the Underwriter shall receive notice of, or shall otherwise become aware of, the fact that any of the representations or warranties contained in the Underwriting Agreement was, when given or repeated, untrue or inaccurate or would be untrue or inaccurate and the Underwriter shall, in its absolute opinion, determine that any such untrue representation or warranty represents or is likely to represent a material adverse change in the business, financial or trading position or prospects of the Group taken as a whole or is otherwise likely to have a materially prejudicial effect on the Rights Issue; or

(iii) any change occurs in the circumstances of the Company or any member of the Group which would materially and adversely affect the business, financial or trading position or prospects of the Group as a whole; or

(iv) the Company commits any breach of or omits to observe any of the obligations or undertakings expressed to be assumed by it under the Underwriting Agreement which breach or omission would have a material and adverse effect on the business, financial or trading position of the Group as a whole; or

(v) the occurrence of any event, or series of events, beyond the control of the Underwriter (including, without limitation, acts of government, strike, lock-outs, fire, explosion, flooding, civil commotion, acts of war, acts of terrorism or acts of God) which, in the absolute opinion of the Underwriter, have or would have the effect of making any part of the Underwriting Agreement (including underwriting) incapable of performance in accordance with its terms or which prevents the processing of applications and/or payments pursuant to the Rights Issue or pursuant to the underwriting thereof or which have or is likely to have a material prejudicial effect on the Rights Issue.

Upon the giving of notice of termination, all obligations of the Underwriter under the Underwriting Agreement shall cease and determine, and no party shall have any claims against any other party in respect of any matters or things arising out of or in connection with the Underwriting Agreement save for inter alia, such fees as may then be agreed by the parties. If the Underwriter exercises such right, the Rights Issue will not proceed.

CONDITIONS OF THE RIGHTS ISSUE

The Rights Issue is conditional upon, inter alia:

1. the GEM Listing Committee of the Stock Exchange granting the listings of, and permission to deal in, the Rights Shares in both their nil-paid and fully-paid forms;

2. the posting of the Prospectus Documents to the Qualifying Shareholders on 30th September, 2003 or such other date as the Underwriter may agree in writing with the Company;

3. the obligations of the Underwriter under the Underwriting Agreement becoming unconditional and the Underwriting Agreement not being terminated in accordance with its terms; and

4. the Company registering or filing, as the case may be, all relevant documents with the Registrar of Companies in Hong Kong in accordance with the Companies Ordinance (Chapter 32 of the Laws of Hong Kong).

REASONS FOR THE RIGHTS ISSUE AND USE OF PROCEEDS

The Group is a developer and provider of a range of proprietary Linux-based solutions including Linux operating systems, application systems running on Linux and related services such as software installation, training and education.

For the financial year ended 31st March, 2003 and the three months ended 30th June, 2003, the Group recorded an audited consolidated net profit of approximately HK$7.1 million and an unaudited consolidated net loss of approximately HK$1.8 million respectively. As at 30th June, 2003, the unaudited consolidated net tangible assets value and the total of bank and cash balances of the Group were approximately HK$26 million and HK$2.6 million respectively.

The Directors believe that it is in the best interest of the Company and the Shareholders as a whole to strengthen the Group's capital base and improve its financial position to provide flexibility to pursue any new business opportunities for the Group's future development and expansion in the PRC. Given the net loss of approximately HK$1.8 million incurred for the three months ended 30th June, 2003, the Group currently plans to pursue the business opportunities that:

(a) help to develop its PRC market in respect of the "1+1+1 Project", details of such are set out in the annual report of the Group for the year ended 31st March, 2003;

(b) provide growth potential for the Group; and

(c) improve the earning capability of the Group.

The Directors consider that the Rights Issue allows the Qualifying Shareholders to maintain their respective pro rata shareholdings and participate in the future growth of the Group.

USE OF PROCEEDS FROM THE RIGHTS ISSUE

The net proceeds of the Rights Issue are expected to be approximately HK$8.5 millions (assuming there are no additional Shares issued and no conversion of the Convertible Notes on or before the Record Date). The Company intends to use such net proceeds as set out in the followings:

(i) as to approximately HK$1 millions, for the development and design of course structure, teaching materials, manuals provided to the tertiary institutions participating in ThizLinux education programmes;

(ii) as to approximately HK$3.5 millions, for running of "1+1+1" project which provides the ThizLinux training programmes to Beijing municipal government; and

(iii) as to the balance of approximately HK$4 millions, for general working capital, including staff costs and other operating expenses of the Group.

The Company had announced the issue of unlisted Convertible Notes on 17th January, 2003 and under which the Company had raised approximately HK$4 million. Such proceeds had been fully utilised as at the date of this announcement as general working capital.

ADJUSTMENT IN RELATION TO THE SHARE OPTIONS AND THE CONVERTIBLE NOTES

As at the date of this announcement, the Company has outstanding Share Options entitling the holders thereof to subscribe for up to an aggregate of 18,180,000 Shares at subscription price of HK$0.315 per Share and outstanding Convertible Notes carrying rights to convert into 100,000,000 Conversion Shares at a conversion price of HK$0.04 per Share. The issuance of the Rights Shares will cause an adjustment to each of the subscription price, conversion price and the number of Shares to be issued under the Share Options and Convertible Notes. As to the adjustments to the number of Shares to be issued and the subscription price in respect of the Share Options and the conversion price in respect of the Convertible Notes, the Company will instruct its auditors to review and certify the basis of such adjustments as soon as possible. The Company will inform the holders of the Share Options and the Convertible Notes of the adjustment accordingly.

Pursuant to the share option scheme adopted by the Company on 6th July, 2001, any adjustments made in respect of the Share Options shall be certified by the auditors of the Company or an independent financial adviser. As such, the adjustments to be made to all outstanding Share Options and the Convertible Notes will be disclosed in the Prospectus.

WARNING OF THE RISKS OF DEALING IN SHARES AND NIL-PAID RIGHTS SHARES

Shares will be dealt in on an ex-rights basis from 24th September, 2003. Dealings in the Rights Shares in the nil-paid form will take place from Friday, 3rd October, 2003 to Monday, 13th October, 2003 (both dates inclusive). If the Underwriter terminates the Underwriting Agreement, or the conditions of the Underwriting Agreement are not fulfilled or waived, the Rights Issue will not proceed. Any person dealing in the Shares on an ex-rights basis and any person dealing in the nil-paid Rights Shares will accordingly bear the risk that the Underwriting Agreement may not become unconditional and the Rights Issue may not proceed.

Any Shareholders or other persons contemplating selling or purchasing Shares from now up to the date on which the Underwriting Agreement becomes unconditional, and/or contemplating selling or purchasing the nil-paid Rights Shares who is in any doubt about his/her position is recommended to consult his/her own professional advisers.

Shareholders and interested public are reminded to exercise caution when dealing in the Shares.

SHAREHOLDING STRUCTURE OF THE COMPANY

Assuming there are no additional Shares issued and no conversion of the Convertible Notes on or before the Record Date

	Number of Shares held as at the date of this announcement	Approximate percentage of Shareholding as at the date of this announcement	Number of Shares held immediately after the Rights Issue	Approximate percentage of Shareholding immediately after the Rights Issue	Number of Shares held immediately after the Rights Issue (Assuming ACTC accepts its provisional entitlements in full)	Approximate percentage of Shareholding immediately after the Rights Issue (Assuming ACTC accepts its provisional entitlements in full)
EIIL *(Note)*	360,000,000	21.87%	386,744,261	18.94%	386,744,261	18.94%
ACTC	324,340,000	19.70%	324,340,000	15.89%	402,181,600	19.70%
Mr. Lin	250,000,000	15.19%	310,000,000	15.19%	310,000,000	15.19%
Ms. Huang	69,725,000	4.24%	86,459,000	4.24%	86,459,000	4.24%
Public Shareholders	641,995,000	39.00%	933,571,139	45.74%	855,729,539	41.93%
Total	1,646,060,000	100.00%	2,041,114,400	100.00%	2,041,114,400	100.00%

Note: EIIL is a company wholly owned by Intelligent Management Limited as the trustee of Intelligent Management Discretionary Trust, a family discretionary trust whose objects include Mr. Wong, an executive Director, together with his family and any charity in the world.

ACTC, a company principally engaged in manufacturing, processing and trading of electronic products, is independent of and not acting in concert with the Directors, chief executive, substantial shareholders or management shareholders of the Company or any of their respective associates (as defined under the GEM Listing Rules).

ACTC did not give any indication as to whether or not it will subscribe for the Rights Shares which will be provisionally allotted to it.

If ACTC takes up its full entitlements under the Rights Issue (and assuming that there are no additional Shares issued and no conversion of the Convertible Notes before the Record Date), its shareholding percentage will remain the same as before at approximately 19.70 % of the enlarged issued share capital of the Company, and it will become the single largest shareholder of the Company as compared with the other existing Shareholders as shown in the table above. However, it will not become the controlling shareholder in the Company (as defined in the GEM Listing Rules) after the Rights Issue.

EXPECTED TIMETABLE

The expected timetable for the Rights Issue is as follows:

	2003
Last day of dealings in Shares on a cum-rights basis	Tuesday, 23rd September
First day of dealings in Shares on an ex-rights basis	Wednesday, 24th September
Latest time for lodging transfer of Shares in order to be entitled to the Rights Issue	4:30 p.m. on Thursday, 25th September
Register of members closes (both dates inclusive)	from Friday, 26th September to Tuesday, 30th September
Record Date	Tuesday, 30th September
Despatch of the Prospectus Documents	Tuesday, 30th September
Register of members re-opens	Wednesday, 1st October
First day of dealings in nil-paid Rights Shares	Friday, 3rd October
Latest time for splitting nil-paid Rights Shares	4:30 p.m. on Thursday, 9th October
Last day of dealings in nil-paid Rights Shares	Monday, 13th October
Latest time for payment and acceptance of Rights Shares	4:00 p.m. on Thursday, 16th October
Underwriting Agreement becomes unconditional on or before	4:00 p.m. on Thursday, 23rd October
Announcement of results of the Rights Issue on or before	Friday, 24th October
Despatch of certificates for fully-paid Rights Shares and refund cheques in respect of unsuccessful excess applications	Friday, 24th October
Commencement of dealings of fully-paid Rights Shares on GEM	9:30 a.m. on Tuesday, 28th October

GENERAL

The Company will send the Prospectus Documents to the Qualifying Shareholders only, and the Prospectus, for information only, to the Excluded Shareholders.

Shareholders and potential investors should exercise caution in dealing in the securities of the Company.

At the request of the Company, trading in the Shares on GEM has been suspended from 9:30 a.m. on 10th September, 2003 pending the release of this announcement. Application has been made by the Company to the Stock Exchange for resumption of trading in the Shares on GEM with effect from 9:30 a.m. on 11th September, 2003.

TERMS USED IN THIS ANNOUNCEMENT

"ACTC"	Applied Component Technology Corporation, the shares of which are listed on the over-the-counter securities exchange in Taiwan
"Board"	the board of Directors
"Business Day"	a day (other than Saturday) on which banks are generally open for business in Hong Kong and any day on which a tropical cyclone warning signal no.8 or above is hoisted or remains hoisted between 9:00 a.m. and 12:00 noon and is not lowered at or before 12:00 noon, or on which a black rainstorm warning signal is hoisted or remains in effect between 9:00 a.m. and 12:00 noon and is not discontinued at or before 12:00 noon
"Company"	Thiz Technology Group Limited, a company incorporated in the Cayman Islands with limited liability, the Shares of which are listed on GEM
"Convertible Notes"	the convertible notes issued by the Company with principal amounts of HK$4,000,000 which are convertible into 100,000,000 Conversion Shares at a conversion price of HK$0.04 per Share
"Conversion Shares"	the new Shares to be issued by the Company to the holder(s) of the Convertible Notes should the holder(s) exercise the conversion rights attaching thereto. Based on the conversion price of HK$0.04 per Share, a maximum number of 100,000,000 Conversion Shares will be issued pursuant to the full conversion of the Convertible Notes
"Directors"	the directors of the Company
"EIIL"	Eaglemax International Investment Limited, an investment holding company incorporated in the British Virgin Islands on 8th February, 2001 and is wholly owned by Intelligent Management Limited as the trustee of Intelligent Management Discretionary Trust, a family discretionary trust whose objects include Mr. Wong, an executive Director, together with his family and any charity in the world
"Excluded Shareholders"	shareholders whose name appear on the register of members of the Company as at the close of the business on the Record Date and whose addresses as shown on such register are outside Hong Kong
"GEM"	the Growth Enterprise Market of the Stock Exchange

"GEM Listing Rules"	the Rules Governing the Listing of Securities on GEM
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Last Trading Day"	9th September, 2003, being the last trading day of the Shares on the Stock Exchange prior to the date of this announcement
"Mr. Lin"	Mr. Lin Chien Hsin, an executive Director and the chairman of the Company
"Mr. Wong"	Mr. Wong Hoi Wong, an executive Director
"Ms. Huang"	Ms. Wanzi Huang, an executive Director
"PRC"	the People's Republic of China
"Prospectus"	a prospectus containing details of the Rights Issue
"Prospectus Documents"	the Prospectus, the related provisional allotment letter and the form of application for excess Rights Shares
"Qualifying Shareholders"	Shareholders other than the Excluded Shareholders whose names appear on the register of members of the Company at the close of business on the Record Date
"Record Date"	30th September, 2003 being the date by reference to which entitlements to the Rights Issue will be determined
"Rights Issue"	the proposed issue of not less than 395,054,400 Rights Shares and not more than 419,054,400 Rights Shares at the Subscription Price
"Rights Shares"	the new Shares to be allotted and issued pursuant to the Rights Issue
"SFC"	Securities and Futures Commission of Hong Kong
"Share(s)"	share(s) of HK$0.01 each in the share capital of the Company
"Shareholder(s)"	holder(s) of the Share(s)

"Share Option(s)"	the share option(s) granted to the Directors and full-time employees of the Group under the share option scheme adopted by the Company on 6th July, 2001, conferring the holders thereof rights to subscribe in cash for new Shares at exercise prices determined in accordance with the scheme
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subscription Price"	HK$0.023 per Rights Share payable under the Rights Issue
"Undertaking Shareholders"	EIIL, Mr. Lin and Ms. Huang
"Underwriter"	CSC Securities (HK) Limited
"Underwriting Agreement"	the agreement dated 9th September, 2003 entered into between the Company, the Undertaking Shareholders, Mr. Wong and the Underwriter in relation to the underwriting and certain other arrangements in respect of the Rights Issue
"USA"	United States of America
"HK$"	Hong Kong dollars

By order of the Board
Thiz Technology Group Limited
Lin Chien Hsin
Chairman

Hong Kong, 10th September, 2003

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The directors of the Company, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief (i) the information contained in this announcement is accurate and complete in all material respects and not misleading; (ii) there are no other matters the omission of which would make any statement in this announcement misleading; and (iii) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the GEM website on the "Latest Company Announcement" page for at least 7 days from the day of its posting.

THIZ TECHNOLOGY<08119> - Suspension of Trading

At the request of Thiz Technology Group Limited, trading in its shares will be suspended with effect from 9:30 a.m. today (10/9/2003) pending the release of announcement regarding the proposed rights issue.

THIZ TECHNOLOGY GROUP LIMITED
即時科研集團有限公司*

(incorporated in the Cayman Islands with limited liability)

ANNOUNCEMENT

We have noted today's increase in the price of the shares of Thiz Technology Group Limited (the "Company") and wish to state that we are not aware of any reasons for such increase.

We also confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Chapters 19 to 20 of the GEM Listing Rules, neither is the board of directors of the Company (the "Board") aware of any matter discloseable under the general obligation imposed by Rule 17.10 of the GEM Listing Rules, which is or may be of a price-sensitive nature.

Made by the order of the Board, the directors of which collectively and individually accept responsibility for the accuracy of this announcement.

By order of the Board
LIN CHIEN HSIN
Chairman

Hong Kong, 27 August 2003

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the GEM website on the "Latest Company Announcements" page for 7 days from the date of its posting.

* *For identification purposes only*

THIZ TECHNOLOGY<08119> - Results Announcement (Q1, 2003/2004, Summary)

Thiz Technology Group Limited announced on 13/08/2003:
(stock code: 08119)

Year end date	:31/03/2004
Currency	:HKD
Auditors' report	:N/A
Review of 1st Quarterly Report by	:Audit Committee

Important Note :

This result announcement form only contains extracted information from and should be read in conjunction with the detailed results announcement of the issuer, which can be viewed on the GEM website at http://www.hkgem.com

		(Unaudited) Current Period from 01/04/2003 to 30/06/2003 $'000	(Unaudited) Last Corresponding Period from 01/04/2002 to 30/06/2002 $'000
Turnover	:	15,914	24,076
Profit/(Loss) from Operations	:	(1,811)	6,276
Finance cost	:	0	0
Share of Profit/(Loss) of Associates	:	0	0
Share of Profit/(Loss) of Jointly Controlled Entites	:	0	0
Profit/(Loss) after Taxation & MI	:	(1,829)	6,276
% Change Over the Last Period	:	N/A	
EPS / (LPS)			
Basic (in dollar)	:	(HKD 0.11)	HKD 0.38
Diluted (in dollar)	:	(HKD 0.11)	HKD 0.38
Extraordinary (ETD) Gain/(Loss)	:	N/A	N/A
Profit (Loss) after ETD Items	:	(1,829)	6,276
1st Quarterly Dividends per Share	:	NIL	NIL
(specify if with other options)	:	N/A	N/A
B/C Dates for 1st Quarterly Dividends	:	N/A	
Payable Date	:	N/A	
B/C Dates for (-) General Meeting	:	N/A	
Other Distribution for Current Period	:	NIL	
B/C Dates for Other Distribution	:	N/A	

For and on behalf of
Thiz Technology Group Limited

Signature :
Name :Chan Sai Yan
Title :Company Secretary

Responsibility statement

The directors of the Company (the "Directors") as at the date hereof hereby collectively and individually accept full responsibility for the accuracy of the information contained in this results announcement form (the "Information") and confirm, having made all reasonable inquiries,

that the Stock Exchange has no responsibility whatsoever with regard to the Information and undertake to indemnify the Exchange against all liability incurred and all losses suffered by the Exchange in connection with or relating to the Information.

Remark:

1. Basis of preparation

The accounts have been prepared in accordance with all applicable Statements of Standard Accounting Practice ("SSAP") and Interpretations issued by the Hong Kong Society of Accountants ("HKSA"), and accounting principles generally accepted in Hong Kong. The principal accounting policies and methods of computation adopted in preparing the unaudited consolidated results are consistent with those followed in the Group's annual financial statements for the year ended 31st March, 2003, except that the Group has adopted, for the first time, SSAP 12 (revised) "Income Taxes" issued by the HKSA. In the opinion of the Directors, the adoption of this revised SSAP did not have a material impact on the results of the Group for the current and prior accounting periods, accordingly, no prior period adjustment has been required.

2. (Loss)/earnings per share

The calculation of basic (loss)/earnings per share for the period is based on the loss attributable to shareholders of HK$1,829,000 (2002: profit of HK$6,276,000) and the weighted average of 1,646,060,000 (2002: 1,654,500,000) ordinary shares in issue during the period.

The calculation of diluted loss per share for the period is based on the loss attributable to shareholders for the period of HK$1,804,000, after adjusting for the interest payable for the convertible notes. The weighted number of ordinary shares used in the calculation is 1,646,060,000, as used in the basic loss per share calculation plus weighted average of 25,000,000 ordinary shares assuming full conversion of the convertible notes on the date when the convertible notes were issued.

The calculation of diluted earnings per share for the corresponding period in 2002 is based on the profit attributable to shareholders of HK$6,276,000. The weighted average number of ordinary shares used in the calculation is the 1,654,500,000, as used in the basic earnings per share calculation plus the weighted average of 8,433,000 ordinary shares assumed to have been issued at no consideration on the deemed exercise of all share options on the date when the share options were granted.

3. Dividend

No dividend has been paid or declared by the Company during the period.

THIZ TECHNOLOGY GROUP LIMITED
即時科研集團有限公司*

(incorporated in the Cayman Islands with limited liability)

Results Announcement
For the three months ended 30th June, 2003

CHARACTERISTICS OF THE GROWTH ENTERPRISE MARKET ("GEM") OF THE STOCK EXCHANGE OF HONG KONG LIMITED (THE "STOCK EXCHANGE")

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the Main Board and no assurance is given that there will be a liquid market in the securities traded on GEM.

The principal means of information dissemination on GEM is publication on the internet website operated by the Stock Exchange. Listed companies are not generally required to issue paid announcement in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website in order to obtain up-to-date information on GEM listed issuers.

This announcement, for which the directors (the "Directors") of Thiz Technology Group Limited collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited (the "GEM Listing Rules") for the purpose of giving information with regard to Thiz Technology Group Limited. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: 1. the information contained in this announcement is accurate and complete in all material respects and not misleading; 2. there are no other matters the omission of which would make any statement in this announcement misleading; and 3. all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

* *For identification purpose only*

SUMMARY

- The Group recorded a turnover of approximately HK$15,914,000 for the three months ended 30th June, 2003.
- Loss attributable to shareholders was approximately HK$1,829,000.
- The Directors do not recommend the payment of an interim dividend for the three months ended 30th June, 2003.

RESULTS

The board of Directors (the "Board") of Thiz Technology Group Limited (the "Company") is pleased to announce the unaudited consolidated results of the Company and its subsidiaries (together the "Group") for the three months ended 30th June, 2003 together with the comparative unaudited figures for the corresponding period in 2002 as follows:

		For the three months ended 30th June,	
		2003	2002
	Notes	***HK$'000***	*HK$'000*
Turnover	*2*	**15,914**	24,076
Cost of sales		**(3,333)**	(11,116)
Gross profit		**12,581**	12,960
Other revenue		**84**	35
Provision for doubtful debts		**(9,360)**	–
Operating expenses		**(5,116)**	(6,719)
(Loss)/profit before taxation		**(1,811)**	6,276
Taxation	*3*		
– Elsewhere		**(18)**	–
(Loss)/profit for the period		**(1,829)**	6,276
Dividend		**–**	–
(Loss)/earnings per share			
– Basic (in cents)	*4*	**(0.11)**	0.38
– Diluted (in cents)	*4*	**(0.11)**	0.38

Notes:

1. **Basis of preparation**

The accounts have been prepared in accordance with all applicable Statements of Standard Accounting Practice ("SSAP") and Interpretations issued by the Hong Kong Society of Accountants ("HKSA"), and accounting principles generally accepted in Hong Kong. The principal accounting policies and methods of computation adopted in preparing the unaudited consolidated results are consistent with those followed in the Group's annual financial statements for the year ended 31st March, 2003, except that the Group has adopted, for the first time, SSAP 12 (revised) "Income Taxes, issued by the HKSA. In the opinion of the Directors, the adoption of this revised SSAP did not have a material impact on the results of the Group for the current and prior accounting periods, accordingly, no prior period adjustment has been required.

2. **Turnover**

Turnover represents the invoiced value of Linux related products sold, distribution income, Linux training income, Linux related services and web design services rendered and commission income/invoiced value of computer products sold, after allowances for returns and discounts and net of value-added tax.

3. **Taxation**

No provision for Hong Kong profits tax has been made as the Group did not generate any assessable profits in Hong Kong during the three months ended 30th June, 2003 and 30th June, 2002.

Taxes on profits assessable elsewhere have been calculated at the rates of tax prevailing in the countries in which the Group operates, based on existing legislations, interpretations and practices in respect thereof.

Deferred taxation in respect of unused tax losses for the periods has not been recognised as it is not probable that future taxable profits will be available for setting off.

4. **(Loss)/earnings per share**

The calculations of the basic and diluted (loss)/earnings per share for the period are based on the following data:–

	For the three months ended 30th June,	
	2003	2002
	HK$'000	*HK$'000*
(Loss)/earnings for the purpose of calculating basic (loss)/earnings per share	**(1,829)**	6,276
Effect of dilutive potential ordinary shares:–		
Interest on convertible notes	**25**	–
(Loss)/earnings for the purpose of calculating diluted (loss)/earnings per share	**(1,804)**	6,276

	2003 No. of shares	2002 No. of shares
Weighted average number of ordinary shares for the purpose of calculating basic (loss)/earnings per share	**1,646,060,000**	1,654,500,000
Effects of dilutive potential ordinary shares:–		
Share options	**–**	8,433,000
Convertible notes	**25,000,000**	–
Weighted average number of ordinary shares for the purpose of calculating diluted (loss)/earnings per share	**1,671,060,000**	1,662,933,000

The share options had no dilutive effect for the period ended 30th June, 2003 because the exercise price of the Company's share options was higher than the average market price of the shares during the period.

5. Reserves

There was no movement to or from reserves during the three months ended 30th June, 2003 and 30th June, 2002.

INTERIM DIVIDEND

The Board does not recommend the payment of an interim dividend for the three months ended 30th June, 2003 (2002: Nil).

BUSINESS REVIEW AND PROSPECTS

Financial Performance

The Group recorded a consolidated turnover of HK$15,914,000 for the three months ended 30th June, 2003, representing a 34% decrease compared to HK$24,076,000 for the same period in 2002. The significant decrease in turnover was attributed to the decrease in sale and trading of computer products. However, the Group was able to achieve a gross profit margin of 79% (2002: 54%), owing to the higher profit margin in distribution of Linux based software products. During the period, the Group had an operating loss of HK$1,811,000 from its operating activities as compared to operating profit of HK$6,276,000 for the same period in 2002. The contrasting results was brought by the provision for doubtful debts of HK$9,360,000 that had been made for several outstanding trade debtors. The Group had actively taken procedures to demand settlements and will take legal actions in case necessary. As a result of the above, loss attributable to shareholders was HK$1,829,000 for the period, while the corresponding period in 2002 had a profit of HK$6,276,000.

Business Development

Thiz Technology Group Limited was awarded Linux Standard Base ("LSB") 1.3 international certification on 30th May, 2003, which marked an important milestone for the research and development of the Linux Desktop application products of the Group. It is encouraging that ThizLinux Desktop 7.0 is one of the few products in the world to receive the LSB 1.3. international certification. Operating systems that have been LSB certified means that they are compatible with the prescribed standards, and compatible with other LSB certified systems. This provides a common arena for application software developer to develop cross platform products. Development of ThizLinux has been underway for five years since 1998 and various ThizLinux product lines have been introduced. Latest rollout of our new products commenced in June, 2003, which included ThixLinux Desktop 7.0, ThizOffice 4.0, Thiz Anti-Virus Desktop 7.0, Thiz Firewall 7.0, and Highly Available Cluster Applications (HA: software 1.0). Comprehensive update of our software products marks a new era for Linux, and creates more choices for computer users.

Prospect

The upgrading of ThizLinux products not only brings us the LSB 1.3 international certification but also enables the Group to be successfully recognised by the Hong Kong SAR Government as Linux desktop solution provider. The Hong Kong SAR Government has acquired the ThizLinux Desktop 7.0, ThizOffice 4.0 and Thiz Anti-Virus Desktop 7.0, and trial operations have begun in 19 departments. It is expected that upon successful operation and implementation, such solution will become one of the models for the Hong Kong electronic government administration, and then if genuine Linux desktop solution can be successfully promoted to all governments at provincial and city levels in the PRC. It will make a remarkable contribution to the state's e-Government administration. This is also in line with the strategy of "Seven Core Businesses" of the Group, where one of the aims is to facilitate and promote e-Government administration. In addition, the Group will continue to pursue its strategy in all aspects of the strategy and enhance our position on the market and profitability in order to create value for the shareholders.

DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS IN SHARES

As at 30th June, 2003, the interests (including interests in shares and short positions) of the Directors and Chief Executive of the Company in shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the "SFO")) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they were taken or deemed to have under such provisions of the SFO), or which were recorded in the register required to be kept by the Company under Section 352 of the SFO, or which were required, pursuant to Rules 5.40 to 5.58 of the GEM Listing Rules, relating to securities transactions by the Directors, to be notified to the Company and the Stock Exchange, were as follows:

Long Positions in Ordinary Shares of HK$0.01 of the Company

Name of Director	Type of interest	Total number of shares held	Percentage of shareholding
Mr. Lin Chien Hsin ("Mr. Charles Lin")	Personal	250,000,000	15.19%
Mr. Wong Hoi Wong ("Mr. Albert Wong") *(Note)*	Other	360,000,000	21.87%
Ms. Wanzi Huang	Personal	69,725,000	4.24%

Note: These 360,000,000 shares are held by Eaglemax International Investment Limited, a company wholly owned by Intelligent Management Limited as the trustee of Intelligent Management Discretionary Trust, a family discretionary trust the objects of which include Mr. Albert Wong and his family and any charity in the world.

Long Positions in Underlying Shares of Equity Derivatives of the Company

The Company adopted the Share Option Scheme (the "Scheme") on 6th July, 2001, pursuant to which it may grant options to full-time employees of the Group including Executive Directors of the Company to subscribe for shares in the Company:

Name of Director	Type of interest	Date of grant	Exercise price per share *HK$*	Exercisable period	Number of ordinary shares eligible for subscription under options granted and outstanding as at 30th June, 2003
Mr. Albert Wong	Personal	21st November, 2001	0.315	30th June, 2002 to 29th June, 2012	1,640,000
Ms. Wanzi Huang	Personal	21st November, 2001	0.315	30th June, 2002 to 29th June, 2012	16,540,000

No options were granted or exercised under the Scheme during the three months ended 30th June, 2003.

Save as disclosed above, as at 30th June, 2003, none of the Directors, Chief Executive of the Company and their associates had any other interest or short positions in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they were taken or deemed to have under such provisions of the SFO), or which were recorded in the register required to be kept by the Company under Section 352 of the SFO, or which were required, pursuant to Rules 5.40 to 5.58 of the GEM Listing Rules, relating to securities transactions by the Directors, to be notified to the Company and the Stock Exchange.

Save as disclosed above, at no time during the three months ended 30th June, 2003 was the Company or any of its subsidiaries a party to any arrangements to enable any Director or their respective spouse or children under 18 years of age to acquire benefits by means of acquisition of shares in or debentures of the Company or any other body corporate.

SUBSTANTIAL SHAREHOLDERS

As at 30th June, 2003, so far is known to the Directors, the following persons (not being a Director or a Chief Executive of the Company) had an interest and/or a short position in the shares and/or underlying shares of the Company which would fall to be disclosed to the Company and the Stock Exchange pursuant to the provisions of Divisions 2 and 3 of Part XV of the SFO and/or required to be entered in the register maintained by the Company pursuant to Section 336 of the SFO and/or were directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any members of the Group:

Name of Shareholder	Nature of interest	Number of ordinary shares held	Percentage of shareholding
Eaglemax International Investment Limited *(Note)*	Corporate	360,000,000	21.87%
Applied Component Technology Corporation	Corporate	324,340,000	19.70%

Note: These 360,000,000 shares are held by Eaglemax International Investment Limited, a company wholly owned by Intelligent Management Limited as the trustee of Intelligent Management Discretionary Trust, a family discretionary trust the objects of which include Mr. Albert Wong and his family and any charity in the world. the shareholding is duplicated in the Directors and Chief Executives' Interests disclosed above.

So far is known to the Directors and Chief Executive of the Company, save as disclosed above, as at 30th June, 2003, there was no person who had an interest and/or a short position in the shares and/or underlying shares of the Company which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO and/or required to be entered in the register maintained by the Company pursuant to Section 336 of the SFO and/or was directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any members of the Group.

MANAGEMENT SHAREHOLDERS

Save for the interests disclosed above in respect of the Directors, Chief Executive and their associates, the Directors are not aware of any person who, as at 30th June, 2003, was entitled to exercise or control the exercise of 5 per cent or more of the voting power at general meetings of the Company and who was able, as a practical matter, to direct or influence the management of the Company.

INTEREST OF THE SPONSOR

CSC Asia Limited ("CSC") had entered into a sponsorship agreement with the Company whereby, for a fee, CSC acts as the Company's continuing sponsor for the purpose of Chapter 6 of the GEM Listing Rules for the period from 27th July, 2001 to 31st March, 2004.

None of CSC, its directors, employees nor associates had any interests in the securities of the Company or any member of the Group, or any right to subscribe for or to nominate persons to subscribe for the securities of the Company or any member of the Group as at 30th June, 2003.

COMPETING INTERESTS

None of the Directors or the management shareholders (as defined in the GEM Listing Rules) of the Company or their respective associates had any interest in a business which competed or might compete with business of the Group.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the three months ended 30th June, 2003, there was no purchase, sale or redemption by the Company, or any of its subsidiaries, of the Company's listed securities.

AUDIT COMMITTEE

The Company has established an audit committee in August 2001 with its written terms of reference being in compliance with Rules 5.23 to 5.25 of the GEM Listing Rules. The primary duties of the audit committee are to review and supervise the financial reporting process and internal control systems of the Group and to provide advices and comments to the Board.

The audit committee comprises two members, namely, Ms. Li Zhe and Mr. Kwok Ming Wa, both being independent non-executive Directors of the Company.

By Order of the Board
Lin Chien Hsin
Chairman

Hong Kong, 13th August, 2003

This announcement will remain on the GEM website on the "Latest Company Announcements" page for at least 7 days from the day of its posting.

THIZ TECHNOLOGY GROUP LIMITED

即時科研集團有限公司*

(incorporated in the Cayman Islands with limited liability)

ANNOUNCEMENT

The Board of Directors (the "Board") of Thiz Technology Group Limited (the "Company") hereby announces that a Meeting of the Board will be held at Unit 502-5, Tower 3, Enterprise Square, 9 Sheung Yuet Road, Kowloon Bay, Kowloon, Hong Kong on Wednesday, 13th August, 2003 at 4:00 p.m. for the following purposes:

1. To consider and approve the unaudited consolidated first quarterly results of the Company and its subsidiaries for the three months ended 30th June, 2003 and the announcement of the first quarterly results;

2. To approve the publication of the first quarterly results on the GEM website and the dispatch of the first quarterly results report to shareholders;

3. To consider the payment of dividend, if any;

4. To consider the closure of the Register of Members, if necessary; and

5. To transact any other business.

By Order of the Board
Chan Sai Yan
Company Secretary

Hong Kong, 1st August, 2003

This announcement, for which the Directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief : (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the GEM website at http://www.hkgem.com on the "Latest Company Announcements" page for at least 7 days from the date of its posting.

* *For identification purpose only*

THIZ TECHNOLOGY GROUP LIMITED
即時科研集團有限公司*

(incorporated in the Cayman Islands with limited liability)

ANNOUNCEMENT

We have noted today's decrease in the price of the shares of Thiz Technology Group Limited (the "Company") and wish to state that we are not aware of any reasons for such decrease.

We also confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Chapters 19 to 20 of the GEM Listing Rules, neither is the board of directors of the Company (the "Board") aware of any matter discloseable under the general obligation imposed by Rule 17.10 of the GEM Listing Rules, which is or may be of a price-sensitive nature.

Made by the order of the Board, the directors of which collectively and individually accept responsibility for the accuracy of this announcement.

By order of the Board
LIN CHIEN HSIN
Chairman

Hong Kong, 30 July 2003

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the GEM website on the "Latest Company Announcements" page for 7 days from the date of its posting.

* *For identification purposes only*

THIZ TECHNOLOGY GROUP LIMITED
即時科研集團有限公司*

(incorporated in the Cayman Islands with limited liability)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of Thiz Technology Group Limited ("the Company") will be held at Unit 502-505, 5th Floor, Tower 3, Enterprise Square, 9 Sheung Yuet Road, Kowloon Bay, Kowloon, Hong Kong at 2:30 p.m. on Wednesday, 30th July, 2003 to transact the following ordinary businesses:

1. to receive and consider the consolidated audited financial statements and the reports of the directors and auditors for the year ended 31st March, 2003;

2. to re-elect the retiring directors and authorise the board of directors to fix their remuneration; and

3. to re-appoint auditors and authorise the board of directors to fix their remuneration.

and by way of special business to consider, and if thought fit, pass with or without amendments the following resolutions:

As Ordinary Resolutions

4. "**THAT**:

   4.1. subject to paragraph 4.3 of this Resolution, and pursuant to the Rules Governing the Listing of Securities on The Growth Enterprise Market of The Stock Exchange of Hong Kong Limited, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers be and the same is hereby generally and unconditionally approved;

   4.2. the approval in paragraph 4.1 of this Resolution shall be in addition to any other authorisation given to the Directors and shall authorise the Directors during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

4.3. the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to options or otherwise) by the Directors pursuant to the approval in paragraph 4.1 of this Resolution, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined); or (ii) the grant or exercise of any option under the option scheme of the Company or any other option, scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company; or (iii) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association of the Company in force from time to time; or (iv) any issue of shares in the Company upon the exercise of rights of subscription or conversion under the terms of any existing warrants of the Company or any existing securities of the Company which carry rights to subscribe for or are convertible into shares of the Company, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue at the date of the passing of this resolution and the authority pursuant to paragraph 4.1 of this resolution shall be limited accordingly; and

4.4. for the purpose of this Resolution, "Relevant Period" means the period from the date of the passing of this Resolution until whichever is the earliest of:

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by the Memorandum and Articles of Association of the Company, or any other applicable law of the Cayman Islands to be held; and

(c) the passing of an ordinary resolution by the shareholders of the Company in general meeting revoking or varying the authority given to the Directors by this Resolution.

"Rights Issue" means an offer of shares in the Company, or offer or issue of warrants, options or other securities giving rights to subscribe for shares open for a period fixed by the Directors to holders of shares in the Company on the register on a fixed record date in proportion to their holdings of shares (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements, or having regard to any restrictions or obligations under the laws of, or the requirements of, or the expense or delay which may be involved in determining the existence or extent of any restrictions or obligations under the laws of, or the requirements of, any jurisdiction applicable to the Company, or any recognised regulatory body or any stock exchange applicable to the Company)."

5. "**THAT**:

5.1. subject to paragraph 5.2 of this Resolution, the exercise by the Directors during the Relevant Period (as defined in Resolutions 4.4 set out in the Notice of this Meeting) of all powers of the Company to purchase its shares on The Growth Enterprise Market of The Stock Exchange of Hong Kong Limited or any other stock exchange on which the shares of the Company may be listed and recognised by the Securities and Futures Commission and The Stock Exchange of Hong Kong Limited for such purpose, and otherwise in accordance with the rules and regulations

of the Securities and Futures Commission, The Stock Exchange of Hong Kong Limited or of any other stock exchange as amended from time to time and all applicable laws in this regard, be and the same is hereby generally and unconditionally approved;

5.2. the aggregate nominal amount of shares of the Company which may be purchased by the Company pursuant to the approval in paragraph 5.1 of this Resolution during the Relevant Period shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of the passing of this Resolution and the authority pursuant to paragraph 5.1 of this Resolution shall be limited accordingly; and

6. "**THAT** conditional upon resolutions nos. 4 and 5 above being passed, the unconditional general mandate granted to the Directors of the Company to allot, issue and deal with additional shares and to make or grant offers, agreements and options which might require the exercise of such powers pursuant to resolution no. 4 above be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted pursuant to resolution no. 5 above, provided that such amount shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company at the date of the passing of the said resolution."

As Special Resolutions

7. "**THAT** the Articles of Association of the Company (the "Articles") be amended:–

7.1. by deleting the entire interpretation of the term "recognised clearing house" in Article 2 of the Articles and substituting the following:–

"recognised clearing house" shall mean a clearing house recognised by the laws of the jurisdiction in which shares of the Company are listed or quoted in a stock exchange in such jurisdiction;

7.2. by inserting the words "Notwithstanding anything contained in these Articles, where more than one proxy is appointed by a member which is a recognised clearing house (or its nominee (s)), each such proxy shall have one vote on a show of hands" in the eleventh line of Article 85 of the Articles after the word "register"; and

7.3. by inserting the words "deemed to have been duly authorised without further evidence of the fact and be" in the fourteenth line of Article 96(b) of the Articles before the words "entitled to"."

By Order of the Board
Thiz Technology Group Limited
Chan Sai Yan
Company Secretary

Hong Kong, 30th June, 2003

Principal place of business:
Unit 502-505, 5th Floor, Tower 3,
Enterprise Square, 9 Sheung Yuet Road,
Kowloon Bay, Kowloon,
Hong Kong

Notes:–

1) A member who is a holder of two or more Shares, and who is entitled to attend and vote at the Annual General Meeting is entitled to appoint more than one proxy or a duly authorised corporate representative to attend and vote in his stead. A proxy need not be a member of the Company. Completion and return of the form of proxy will not preclude a member from attending the Annual General Meeting and voting in person. In such event, his form of proxy will be deemed to have been revoked.

2) A form of proxy for the Annual General Meeting is enclosed. In order to be valid, the form of proxy together with the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of such power or authority, must be deposited at the Branch Share Registrar of the Company in Hong Kong, Tengis Limited, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not less than 48 hours before the time for holding the Annual General Meeting or any adjournment thereof.

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The directors of the Company, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief (i) the information contained in this announcement is accurate and complete in all material respects and not misleading; (ii) there are no other matters the omission of which would make any statement in this announcement misleading; and (iii) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the GEM website on the "Latest Company Announcement" page for 7 days from the day of its posting.

* *For identification purpose only*

THIZ TECHNOLOGY GROUP LIMITED
即時科研集團有限公司*

(incorporated in the Cayman Islands with limited liability)

ANNOUNCEMENT

We have noted today's increase in the price of the shares of Thiz Technology Group Limited (the "Company") and wish to state that we are not aware of any reasons for such increase.

We also confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Chapters 19 to 20 of the GEM Listing Rules, neither is the board of directors of the Company (the "Board") aware of any matter discloseable under the general obligation imposed by Rule 17.10 of the GEM Listing Rules, which is or may be of a price-sensitive nature.

Made by the order of the Board, the directors of which collectively and individually accept responsibility for the accuracy of this announcement.

By order of the Board
LIN CHIEN HSIN
Chairman

Hong Kong, 24 June 2003

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the GEM website on the "Latest Company Announcements" page for 7 days from the date of its posting.

* *For identification purposes only*

THIZ TECHNOLOGY<08119> - Results Announcement (Final, 2002/2003, Summary)

Thiz Technology Group Limited announced on 23/06/2003:
(stock code :08119)

Year end date	:31/03/2003
Currency	:HKD
Auditors' report	:Unqualified
Review of Quarterly Report by	:N/A

Important Note :

This result announcement form only contains extracted information from and should be read in conjunction with the detailed results announcement of the issuer, which can be viewed on the GEM website at http://www.hkgem.com

		(Audited) Current Period from 01/04/2002 to 31/03/2003 $'000	(Audited) Last Corresponding Period from 01/04/2001 to 31/03/2002 $'000
Turnover	:	64,152	30,392
Profit/(Loss) from Operations	:	7,056	1,181
Finance cost	:	(20)	(122)
Share of Profit/(Loss) of Associates	:	0	0
Share of Profit/(Loss) of Jointly Controlled Entites	:	99	(625)
Profit/(Loss) after Taxation & MI	:	7,135	428
% Change Over the Last Period	:	+1,567.06 %	
EPS / (LPS)			
Basic (in dollar)	:	HKD 0.0043	HKD 0.0003
Diluted (in dollar)	:	N/A	N/A
Extraordinary (ETD) Gain/(Loss)	:	N/A	N/A
Profit (Loss) after ETD Items	:	7,135	428
Final Dividends per Share	:	NIL	NIL
(specify if with other options)	:	N/A	N/A
B/C Dates for Final Dividends	:	N/A	
Payable Date	:	N/A	
B/C Dates for Annual General Meeting	:	N/A	
Other Distribution for Current Period	:	NIL	
B/C Dates for Other Distribution	:	N/A	

For and on behalf of
Thiz Technology Group Limited

Signature :
Name : Chan Sai Yan
Title : Company Secretary

Responsibility statement

The directors of the Company (the "Directors") as at the date hereof hereby collectively and individually accept full responsibility for the accuracy of the information contained in this results announcement form (the "Information") and confirm, having made all reasonable inquiries,

that the Stock Exchange has no responsibility whatsoever with regard to the Information and undertake to indemnify the Exchange against all liability incurred and all losses suffered by the Exchange in connection with or relating to the Information.

Remarks:

1. Corporate Information and basis of preparation

The Company was incorporated in the Cayman Islands on 6 December, 2000 as an exempted company with limited liability under the Companies Law (2000 Revision) of the Cayman Islands.

The shares of the Company were listed on GEM on 27 July, 2001.

These financial statements have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with Statements of Standard Accounting Practice ("SSAPs") issued by the Hong Kong Society of Accountants ("HKSA") and are prepared under the historical cost convention.

In the current year, the Group adopted the following applicable SSAPs issued by the HKSA which are effective for the current year's financial statements:-

SSAP 1 (revised)	: Presentation of financial statements
SSAP 11 (revised)	: Foreign currency translation
SSAP 15 (revised)	: Cash flow statements
SSAP 34	: Employee benefits

The adoption of these revised and new SSAPs does not have a material impact on the results of the Group.

The comparative consolidated financial statements have been prepared using merger accounting by regarding the Company as being the holding company of the Group from the beginning of the earliest period presented.

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 31st March each year.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate. All significant intra-group transactions and balances have been eliminated on consolidation.

2. Earnings per share

The calculation of basic earnings per share for the year ended 31 March 2003 is based on the profit attributable to shareholders of HK$7,135,000 (2002: HK$428,000 and the weighted average of 1,649,251,000 ordinary shares in issue during the year (2002: 1,571,158,000 ordinary shares that would have been in issue throughout the year as if the Company had been the holding company of the Group since the beginning of the year).

The calculation of diluted earnings per share for the year ended 31 March 2003 is based on the profit attributable to shareholders for the year of HK$7,155,000 after adjusting for the interest of

per share calculation and the weighted average of 20,274,000 ordinary shares assuming full conversion of the convertible notes on the date when the convertible notes were issued.

The calculation of the diluted earnings per share for the year ended 31 March 2002 is based on the profit attributable to shareholders of HK$428,000. The weighted average number of ordianry shares used in the calculation is the 1,571,158,000 ordinary shares, as used in the basic earnings per share calculation and the weighted average of 6,342,000 ordinary shares assumed to have been issued at no consideration on the deemed exercise of all share options on the date when the share options were granted.

3. Dividend

No dividend has been paid or declared by the Company during the year.

THIZ TECHNOLOGY GROUP LIMITED

即時科研集團有限公司*

(incorporated in the Cayman Islands with limited liability)

ANNUAL RESULTS ANNOUNCEMENT FOR THE YEAR ENDED 31 MARCH, 2003

CHARACTERISTICS OF THE GROWTH ENTERPRISE MARKET ("GEM") OF THE STOCK EXCHANGE OF HONG KONG LIMITED (THE "STOCK EXCHANGE")

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the Main Board and no assurance is given that there will be a liquid market in the securities traded on GEM.

The principal means of information dissemination on GEM is publication on the internet website operated by the Stock Exchange. Listed companies are not generally required to issue paid announcement in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website in order to obtain up-to-date information on GEM listed issuers.

This announcement, for which the directors (the "Directors") of Thiz Technology Group Limited collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to Thiz Technology Group Limited. The directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: 1. the information contained in this announcement is accurate and complete in all material respects and not misleading; 2. there are no other matters the omission of which would make any statement in this announcement misleading; and 3. all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

* *For identification purposes only*

FINAL RESULTS

The board of Directors (the "Board") of Thiz Technology Group Limited ("Thiz" or the "Company") is pleased to announce the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended 31 March, 2003, together with the comparative audited figures for the previous year:

	Note	2003 HK$'000	2002 HK$'000
Turnover	2	64,152	30,392
Cost of sales		(15,384)	(16,559)
Gross profit		48,768	13,833
Other revenue		422	774
Provision for doubtful debts		(11,109)	–
Selling and distribution expenses		(3,831)	(605)
General and administrative expenses		(27,194)	(12,821)
Profit from operations		7,056	1,181
Finance costs		(20)	(122)
Share of profit/(loss) of a jointly controlled entity	4	99	(625)
Profit before taxation	5	7,135	434
Taxation	6	–	(6)
Profit attributable to shareholders		7,135	428
Dividend	7	–	–
Earnings per share	8		
– Basic (in cents)		0.43	0.03
– Diluted (in cents)		0.43	0.03

Notes:

1. Corporate information and basis of preparation

The Company was incorporated in the Cayman Islands on 6 December, 2000 as an exempted company with limited liability under the Companies Law (2000 Revision) of the Cayman Islands.

The shares of the Company were listed on GEM on 27 July, 2001.

These financial statements have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with Statements of Standard Accounting Practice ("SSAPs") issued by the Hong Kong Society of Accountants ("HKSA") and are prepared under the historical cost convention.

In the current year, the Group adopted the following applicable SSAPs issued by the HKSA which are effective for the current year's financial statements:–

SSAP 1 (revised)	:	Presentation of financial statements
SSAP 11 (revised)	:	Foreign currency translation
SSAP 15 (revised)	:	Cash flow statements
SSAP 34	:	Employee benefits

The adoption of these revised and new SSAPs does not have a material impact on the results of the Group.

The comparative consolidated financial statements have been prepared using merger accounting by regarding the Company as being the holding company of the Group from the beginning of the earliest period presented.

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 31st March each year.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate. All significant intra-group transactions and balances have been eliminated on consolidation.

2. Turnover

Turnover represents the invoiced value of computer products sold and Group's Linux based software products distributed, commission income, artwork and web design services rendered, after allowances for returns and discounts and net of value-added tax.

An analysis of turnover is set out below:–

	2003 *HK$'000*	**2002** *HK$'000*
Turnover:–		
Distribution of Group's Linux based software products	47,776	13,888
Sales of computer products	16,376	16,484
Commission income from sales of computer products	–	3
Artwork and web design services income	–	17
	64,152	30,392

3. Segment information

Segment information is presented by way of two segment formats: (i) on a primary segment reporting basis, by business segment; and (ii) on a secondary segment reporting basis, by geographical segment.

The Group's operating businesses are structured and managed separately, according to the nature of their operations and the products and services they provide. Each of the Group's business segments represents a strategic business unit that offers products and services which are subject to risks and returns that are different from those of other business segments. Summary details of the business segments are as follows:–

(a) the software development segment engages in development and sales of Linux based software products; and

(b) the computer products segment engages in B2B e-commerce in respect of trading of computer accessories.

In determining the Group's geographical segments, revenues are attributed to the segments based on the location of the customers.

(a) Business segments

The following tables present revenue, profit/(loss) and other segment information for the Group's business segments.

	Software development		**Computer products**		**Consolidated**	
	2003	**2002**	**2003**	**2002**	**2003**	**2002**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Segment revenue:–						
Sales to external customers	47,776	13,905	16,376	16,487	64,152	30,392
Segment results	19,452	4,927	(9,065)	(2,339)	10,387	2,588
Interest income					8	179
Unallocated income					414	595
Unallocated expenses					(3,753)	(2,181)
Profit from operations					7,056	1,181
Finance costs					(20)	(122)
Share of profit/(loss) of a jointly controlled entity	99	(625)			99	(625)
Profit before taxation					7,135	434
Taxation					–	(6)
Profit attributable to shareholders					7,135	428
Other segment information:–						
Depreciation	358	90	92	42	561#	177
Amortisation	504	84	175	–	679	84

Note #: Included unallocated depreciation of HK$111,000 (2002: HK$45,000).

(b) *Geographical segments*

The following table presents revenue information for the Group's geographical segments.

	Hong Kong		Taiwan		Others		Consolidated	
	2003	**2002**	**2003**	**2002**	**2003**	**2002**	**2003**	**2002**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Segment revenue:–								
Sales to external customers	7,030	12,594	48,148	12,446	8,974	5,352	64,152	30,392

4. Share of profit/(loss) of a jointly controlled entity

The amount represents the share of profit/(loss) of Thiz Grandmass ERP Systems Limited ("Thiz ERP") for the year ended 31 March, 2003.

5. Profit before taxation

	2003	**2002**
	HK$'000	*HK$'000*
Profit before taxation is arrived at after charging:–		
Cost of inventories sold	15,033	16,196
Depreciation	561	177
Amortisation of product development costs	679	84
Interests on bank borrowings wholly repayable within five years	–	122
Interest on convertible notes	20	–
Impairment loss of goodwill	686	–
Provision for doubtful debts	11,109	–
Bad debts written off	560	–

6. Taxation

	2003	**2002**
	HK$'000	*HK$'000*
The Group		
Hong Kong profits tax	–	–
Elsewhere	–	6
	–	6

No provision for Hong Kong profits tax has been made as the Group has no assessable profits.

Taxes on profits assessable elsewhere in previous year have been calculated at the rates of tax prevailing in the countries in which the Group operates, based on existing legislation, interpretations and practices in respect thereof.

No provision for deferred taxation has been made as the Group did not have any significant unprovided deferred tax in respect of the year.

7. Dividend

No dividend has been paid or declared by the Company during the year.

8. Earnings per share

The calculation of the basic and diluted earnings per share for the year is based on the following data:

	2003	2002
	HK$'000	*HK$'000*
Earnings for the purpose of calculating basic earnings per share	7,135	428
Effect of dilutive potential ordinary share:		
Interest on convertible notes	20	–
Earnings for the purpose of calculating diluted earnings per share	7,155	428

	2003	2002
	No. of shares	*No. of shares*
Weighted average number of ordinary shares for the purpose of calculating basic earnings per share	1,649,251,000	1,571,158,000
Effects of dilutive potential ordinary shares:		
Share options	–	6,342,000
Convertible notes	20,274,000	–
Weighted average number of ordinary shares for the purpose of calculating diluted earnings per share	1,669,525,000	1,577,500,000

The share options have no dilutive effect for the year because the exercise price of the Company's share options was higher than the average market price of the shares during the year.

9. Reserves

(i) The Group

	Share premium *HK$'000*	Capital redemption reserve *HK$'000*	Special reserve *HK$'000*	Exchange reserve *HK$'000*	Accumulated losses *HK$'000*	Total *HK$'000*
At 1.4.2001	–	–	380	–	(11,573)	(11,193)
Arising on the reorganization	–	–	(20)	–	–	(20)
Capitalisation of loans from shareholders	9,916	–	–	–	–	9,916
Premium arising on placing	28,340	–	–	–	–	28,340
Share issue expenses	(4,766)	–	–	–	–	(4,766)
Capitalisation issue	(13,917)	–	–	–	–	(13,917)
Exchange adjustment on translation of the financial statements of foreign subsidiaries	–	–	–	5	–	5
Profit attributable to shareholders	–	–	–	–	428	428
At 31.3.2002 and 1.4.2002	19,573	–	360	5	(11,145)	8,793
Repurchase of shares	(1,915)	84	–	–	(84)	(1,915)
Exchange adjustment on translation of the financial statements of foreign subsidiaries	–	–	–	1	–	1
Profit attributable to shareholders	–	–	–	–	7,135	7,135
At 31.3.2003	17,658	84	360	6	(4,094)	14,014

(ii) The Company

	Share premium HK$'000	Capital redemption reserve HK$'000	Special reserve HK$'000	Exchange reserve HK$'000	Accumulated losses HK$'000	Total HK$'000
At 1.4.2001						
Capitalisation of loans from shareholders	9,916	–	–	–	–	9,916
Premium arising on placing	28,340	–	–	–	–	28,340
Share issue expenses	(4,766)	–	–	–	–	(4,766)
Capitalisation issue	(13,917)	–	–	–	–	(13,917)
Loss for the period	–	–	–	–	(1,836)	(1,836)
At 31.3.2002 and 1.4.2002	19,573	–	–	–	(1,836)	17,737
Repurchase of shares	(1,915)	84	–	–	(84)	(1,915)
Loss for the year	–	–	–	–	(4,312)	(4,312)
At 31.3.2003	17,658	84	–	–	(6,232)	11,510

Note:

(a) The special reserve of the Group represents the difference between the nominal value of shares of the Company and the nominal value of the shares of the subsidiaries acquired pursuant to the reorganisation to rationalize the structure of the Group in preparation for listing of the Company's share on GEM.

(b) During the year, the Company repurchased its own shares on The Stock Exchange of Hong Kong Limited. The shares repurchased were cancelled during the year and the issued share capital of the Company was reduced by the nominal value thereof. The premium payable on repurchase of the shares of HK$1,915,000 has been charged to the share premium account. An amount equivalent to the nominal value of the shares cancelled has been transferred from the profit and loss account of the Company to the capital redemption reserve.

(c) The Company had distributable reserves of approximately HK$11,426,000 at 31 March, 2003. Under the Companies Law (2000 Revision) of the Cayman Islands, the share premium is distributable to the shareholders of the Company, provided that immediately following the date on which the dividends is proposed to be distributed, the Company will be in a position to pay off its debts as they fall due in the ordinary course of business.

MANAGEMENT DISCUSSION AND ANALYSIS

Business Review

Despite the substantial improvement in the results of the Group compared to the corresponding period in 2002, the Group continues to actively explore sales and business opportunities, as well as cut down costs and enhance its market competitiveness. The Group is committed to enhancing software development and exploring wider product market around the world in its business plan. Having founded a solid base in Greater China, the Group is targeting global business by following seven strategic directions characterised by the 'Seven Core Businesses', namely (i) Development of Supercomputer on Linux; (ii) Implementation of e-Government; (iii) Design solutions for enterprises; (iv) Introduction of distance education; (v) Innovation of Linux Education Model; (vi) Establishment of international strategic alliance; and (vii) Expansion of sales channels.

Following the direction of the 'Seven Core Businesses', the Group has been making effort to upgrade its own products. Other than the upgrade of ThizLinux Desktop from Version 6.0 to Version 7.0, ThizOffice from Version 3.0 to Version 4.0 and ThizServer from Version 6.0 to Version 7.0, we have launched new application software including Thiz Anti-Virus Desktop 7.0, Thiz Database (Personal Edition) and Thiz Database (Enterprise Edition) as well as other Highly Available Cluster Applications.

For government sector, the Group was successfully recognized as desktop solution provider for anti-virus software, desktop system and office application system by the Hong Kong Government. For business sector, the Group has formed partnership with several well-known companies including IBM, HP, ORACLE, Sun Microsystems and SYBASE. For education sector, over 100 primary and secondary schools have used our products and certain training centres including Accom Education Centre, Hong Kong Federation of Education Workers, Spherion Education Ltd. and Heung To College of Professional Studies started to provide training courses on ThizLinux. As to tertiary institutions, the Group has entered into an agreement with City University of Hong Kong and agreed to set up an Linux examination centre. The Group has also received positive response from other universities. It is believed that courses on ThizLinux will be listed as core or optional programmes in these institutions in the coming future. In addition, Hong Kong Productivity Council and Hong Kong Science and Technology Parks Corporation will incorporate ThizLinux into their organization environment, and set up training centre.

Besides, the Group also made substantial progress in developing its business in the PRC. The Group has cooperated with Shaanxi Province government to interface ThizLinux with its e-government office and information center, and has provided training to 350 civil servants. In Shenzhen, the Group became the executive of Shenzhen Software Industry Association, which would promote and broaden the cooperation on the application of Linux. The Group has also entered into an agreement with China Electronic Information Application Education Center, an organization under Ministry of Information Industry, in respect of co-formation of National I.T. Training and Examination Management Office in Beijing. It is expected to train 175 thousands talents in three years. Participating in '1+1+1 Project', a campaign co-organized by the Group's subsidiary – Beijing Thiz Junye Software Co., Ltd., Training School of Beijing IT Industry Promotion Center and Tsinghua University. The Group provided training programmes to Beijing government for around 100 Linux teachers, 1,000 Linux engineers and 10,000 Linux users.

For education sector, the Group has entered into agreements with over 30 tertiary institutions including Peking University, Beijing Normal University, Beijing Institute of Technology, Northeastern University, Xian Jiaotong University and ZhongShan University, Guangzhou, to incorporate courses on ThizLinux and ThizBest as core or optional programmes. After attaining and passing the examination, international certificate and national certificate will be issued by the Group and China Electronic Information Application Education Center respectively to the students. We believe that all universities and computer vocational schools in the PRC will be the perfect channels for the promotion of the use of ThizLinux.

Financial Review

Financial highlights

The consolidated turnover of the Group for the year ended 31 March, 2003 was HK$64,152,000 (2002: HK$30,392,000), representing an increase of 111% compared to the previous year. The increase in revenue of the Group was substantial and was brought by the sale of computer products and the distribution of Group's Linux based software products during the year.

In line with the increase in turnover, gross profit for the Group increased from HK$13,833,000 in 2002 to HK$48,768,000 in 2003, while the gross profit margin increased from 45.5% to 76.0%. The major reason for the sharp rise was due to the increase in the distribution of Linux based software products that had a much higher profit margins.

During the year, provision for doubtful debts of HK$11,109,000 had been made for several outstanding trade debtors. The Group had actively taken procedures to demand settlements and will take legal actions in case necessary.

Total operating costs were approximately HK$31,025,000 (2002: HK$13,426,000). As a percentage to turnover, this represent a slight increase from 44.2% in 2002 to 48.4% in 2003.

Profit attributable to shareholders and earnings per share for the year were HK$7,135,000 (2002: HK$428,000) and HK$0.43 cents (2002: HK$0.03 cents) respectively. Net profit margin increased from 1.4% in 2002 to 11.1% in 2003. The increase was also a result of the increase in distribution of Linux based software products.

Segment information

The Group is principally engaged in two business segments in two geographical regions. The Group presented its segment information based on nature of their operations and the products and services they provided.

Financial resources and liquidity

As at 31 March, 2003, shareholders' funds of the Group amounted to HK$34,475,000. Current assets amounted to HK$36,145,000, of which HK$1,212,000 were cash and bank deposits. Current liabilities of HK$5,906,000 mainly comprised of its trade payables, other payables and accruals, and amounts due to Directors. Current ratio of the Group was 6.1 (2002: 7.8).

As at 31 March, 2003, the Group had net current assets of approximately HK$30,239,000 (2002: HK$20,528,000). The Directors considered the Group's liquidity position was healthy.

Gearing ratio

The gearing ratio calculated on the basis of total liabilities over shareholders' funds as at 31 March 2003 is 32.5% (2002: 12.0%). The increase was due to the issue of HK$4,000,000 unlisted convertible notes and increase in funds advanced from the Directors during the year.

Unlisted convertible notes

On 17 January, 2003, the Group issued HK$4,000,000 unlisted convertible notes bearing interest rate of 2.5% per annum, with maturity at 16 January 2006. The notes are convertible into new shares of the Company at a conversion price of HK$0.04 per share. Proceeds from the issue of unlisted convertible notes had been used as general working capital of the Group. Full particulars of the convertible notes are set out in the announcement dated 17 January, 2003.

Exposure to foreign exchange risk

The functional currencies of the Group's operations are Hong Kong dollars, Renminbi ("RMB") and New Taiwan Dollars ("NTD"). The Directors consider that the potential foreign exchange exposure of the Group is limited.

Charges on assets and contingent liabilities

As at 31 March, 2003, the Group had no charges or pledge of assets and material contingent liabilities.

Capital commitments

On 28 March, 2002, a joint venture agreement was entered into by the Company, Eaglemax International Investment Limited ("EIIL"), a company wholly owned by Mr. Wong Hoi Wong, and Beijing Normal University ("BNU") in relation to the formation of a sino-foreign equity joint venture, JingShi ThizLinux Laboratory Stock Company (the "JV"). Pursuant to the joint venture agreement, the Company, EIIL and BNU are committed to contribute RMB15,000,000, RMB15,000,000 and RMB20,000,000 respectively for their respective interests of 30%, 30% and 40% in the JV. However, there is no payment schedule specified in the joint venture agreement.

On 3 June, 2002, the Company, EIIL and BNU entered into a joint venture supplemental agreement whereby the three parties agreed to set up/develop the 100 JingShi Thizlinux Internet Course Programs (the "Programs"). Under the joint venture supplemental agreement, each of the Company and EIIL is committed to investing RMB10,000,000 for the development of the Programs whereas BNU is not required to invest capital but will be responsible for the development, design of the courses and the provision of course contents. There is no investment schedule specified in the supplemental agreement.

At 31 March, 2003, the Group and the Company had capital commitments contracted for but not provided for in relation to the formation of the JV amounted to RMB15,000,000 (2002: Nil) and the development of the Programs amounted to RMB10,000,000 (2002: Nil) in the PRC.

Employees and remuneration policies

Human resource capital is a major resource of the Group. The Group recognized this by providing substantial opportunities on the job, and encourage personal development and training of the staff.

As at 31 March, 2003, the Group had about 80 employees, including Directors of the Company. Total staff costs for the year under review including Directors' remuneration amounted to approximately HK$15,071,000 (2002: HK$10,222,000). The overall workforce had been very stable and turnover rate remains very low. The staff were remunerated based on their work performance, professional experience and prevailing market practices. In addition to basic salaries and Mandatory Provident Fund scheme, the Group also offered staff benefits including medical insurance, share options, performance bonus and sales commission.

USE OF PROCEEDS

The proceeds from the issue of new shares pursuant to a placing of the Company in July, 2001, after deduction of related expenses, amounted to approximately HK$26,000,000. Included in the above net proceeds of HK$26,000,000, approximately HK$5,100,000 and HK$5,000,000 was planned to provide additional working capital of the Group and reserve for future investment opportunities or contribution to other joint ventures for the development of Linux solutions respectively. The remaining net proceeds was planned and applied up to 31 March, 2003. The excess amount used had been financed by the above-mentioned working capital and reserve.

	Originally planned up to 31 March, 2003*	**Amount utilized up to 31 March, 2003**
	HK$'000	*HK$'000*
Contribution to the joint ventures to develop application software on Linux	4,000	3,494
Setting up sales office in Beijing	3,000	4,684
Marketing and promotion	3,000	4,068
Enhancement of the Group's existing Linux products	2,000	6,393
Development of web applications and other computing products/services	500	3,433
Purchase of hardware equipment	400	759
Total	12,900	22,831

* *Amounts are extracted from the Company's prospectus dated 20 July, 2001 issued in relation to the Company's placing and proposed listing of shares on GEM.*

PROGRESS AGAINST BUSINESS OBJECTIVES

	Business objectives up to 31 March, 2003 as stated in prospectus	Actual business progress up to 31 March, 2003
Develop and improve ThizLinux	– Launch ThizLinux desktop version to run in Japanese	– It has been completed and launched
	– Launch ThizLinux desktop version to run in Italian and German	– It has been completed and launched
Develop applications software on Linux platform with joint venture partners	– Launch the accounting software that runs on Linux	– The plan to develop the software in house has been suspended and is in the process of locating suitable partners
	– Distribute the accounting software that runs on Linux in the PRC	– ditto
	– Start development work of web-based education platform with Yuan Wang	– in the course of studying the possibility of developing in house
	– Continue development of web-based education platform with Yuan Wang	– ditto
Develop Linux compatible web application softwares based on features of the Group's portals	– Develop and launch Linux compatible e-shop software with uploading function	– The project is expected to complete in mid 2003
Marketing strategies	– Road show tour in the PRC to promote the Group's Linux products	– The Group is actively promoting Linux products in various universities and educational institutions in the PRC through providing courses on ThizLinux
	– Joint promotion with Yuan Wang and Great Asia	– Software development plan with Yuan Wang and Great Asia has been suspended. Instead, the Group itself is making much effort in promoting and upgrading its line of Linux products

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the year, the Company repurchased certain of its shares on The Stock Exchange of Hong Kong Limited and these shares were subsequently cancelled by the Company. The repurchase of the Company's shares during the year were effected by the directors, with a view to benefiting the shareholders as a whole by enhancing the net asset value per share and earnings per share of the Company.

Details of the shares repurchased are as follows:–

Date of repurchase	Number of ordinary shares of HK$0.01 each	Price per share Highest *HK$*	Price per share Lowest *HK$*	Aggregate consideration paid *HK$*
16th August, 2002	8,440,000	0.236	0.235	1,999,000

Except for the foregoing, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the year.

COMPLIANCE WITH RULES 5.28 TO 5.39 OF THE GEM LISTING RULES

The Company has complied with Rules 5.28 to 5.39 of the GEM Listing Rules concerning board practices and procedures since the listing of its shares on the GEM on 27 July, 2001.

PUBLICATION OF INFORMATION ON GEM WEBSITE

The Annual Report of the Group will be published on the GEM website on or before 30 June, 2003, in compliance with the Rule 18.50C of the GEM Listing Rules.

By Order of the Board
Wong Hoi Wong
Chief Executive Officer

Hong Kong, 23 June, 2003

This announcement will remain in the GEM website at www.hkgem.com on the "Latest Company Announcements" page for at least 7 days from the date of its publication.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

THIZ TECHNOLOGY GROUP LIMITED
即時科研集團有限公司*

(incorporated in the Cayman Islands with limited liability)

PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION

The Board proposed to the Shareholders for approval by way of special resolution at the AGM the Proposed Amendments to the Articles.

The board of directors (the "Board") of Thiz Technology Group Limited (the "Company") announces that at a meeting of the Board held on 23 June 2003, it was decided to propose to the Shareholders for approval by way of special resolution at the forthcoming annual general meeting of the Company (the "AGM") amendments (the "Proposed Amendments") to the Articles of Association of the Company (the "Articles") as follows:

(a) the interpretation of "recognised clearing house" in article 2 of the Articles to the effect that the reference to the Securities and Futures (Clearing Houses) Ordinance repealed on 1 April 2003 in such interpretation shall be replaced by a general reference to a clearing house recognised by the laws of the jurisdiction in which the shares of the Company are listed or quoted on a stock exchange in such jurisdiction;

(b) article 85 of the Articles be amended to clarify that a recognised clearing house being a member of the Company may appoint one or more proxies to attend any general meeting and each such proxy (ies) shall have one vote on a show of hands; and

(c) article 96 (b) of the Articles be amended to the effect that a proxy authorised by a recognised clearing house to attend any general meeting shall be deemed to have been duly authorised without further evidence of the fact.

A circular containing further details of the Proposed Amendments, together with the notice of AGM and the proxy form for the AGM, will be dispatched to the shareholders of the Company as soon as possible.

By the order of the Board
Thiz Technology Group Limited
Lin Chien Hsin
Chairman

Hong Kong, 23 June 2003

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The directors of the Company, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief (i) the information contained in this announcement is accurate and complete in all material respects and not misleading; (ii) there are no other matters the omission of which would make any statement in this announcement misleading; and (iii) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the GEM website on the "Latest Company Announcement" page for at least 7 days from the day of its posting.

* *For identification purpose only*

THIZ TECHNOLOGY GROUP LIMITED
即時科研集團有限公司*

(incorporated in the Cayman Islands with limited liability)

ANNOUNCEMENT

We have noted today's decrease in the price of the shares of Thiz Technology Group Limited (the "Company") and wish to state that we are not aware of any reasons for such decrease.

We also confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Chapters 19 to 20 of the GEM Listing Rules, neither is the board of directors of the Company (the "Board") aware of any matter discloseable under the general obligation imposed by Rule 17.10 of the GEM Listing Rules, which is or may be of a price-sensitive nature.

Made by the order of the Board, the directors of which collectively and individually accept responsibility for the accuracy of this announcement.

By order of the Board
LIN CHIEN HSIN
Chairman

Hong Kong, 23 June 2003

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the GEM website on the "Latest Company Announcements" page for 7 days from the date of its posting.

* *For identification purposes only*

THIZ TECHNOLOGY GROUP LIMITED
即時科研集團有限公司*

(incorporated in the Cayman Islands with limited liability)

ANNOUNCEMENT

We have noted today's decrease in the price of the shares of Thiz Technology Group Limited (the "Company") and wish to state that we are not aware of any reasons for such decrease.

We also confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Chapters 19 to 20 of the GEM Listing Rules, neither is the board of directors of the Company (the "Board") aware of any matter discloseable under the general obligation imposed by Rule 17.10 of the GEM Listing Rules, which is or may be of a price-sensitive nature.

Made by the order of the Board, the directors of which collectively and individually accept responsibility for the accuracy of this announcement.

By order of the Board
LIN CHIEN HSIN
Chairman

Hong Kong, 20 June 2003

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the GEM website on the "Latest Company Announcements" page for 7 days from the date of its posting.

* *For identification purposes only*

THIZ TECHNOLOGY GROUP LIMITED
即時科研集團有限公司*

(incorporated in the Cayman Islands with limited liability)

ANNOUNCEMENT

We have noted today's increase in the price of the shares of Thiz Technology Group Limited (the "Company") and wish to state that we are not aware of any reasons for such increase.

We also confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Chapters 19 to 20 of the GEM Listing Rules, neither is the board of directors of the Company (the "Board") aware of any matter discloseable under the general obligation imposed by Rule 17.10 of the GEM Listing Rules, which is or may be of a price-sensitive nature.

Made by the order of the Board, the directors of which collectively and individually accept responsibility for the accuracy of this announcement.

By order of the Board
LIN CHIEN HSIN
Chairman

Hong Kong, 16 June 2003

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the GEM website on the "Latest Company Announcements" page for 7 days from the date of its posting.

* *For identification purposes only*

THIZ TECHNOLOGY GROUP LIMITED

(incorporated in the Cayman Islands with limited liability)

ANNOUNCEMENT

The Board of Directors (the "Board") of Thiz Technology Group Limited (the "Company") hereby announces that a Meeting of the Board will be held at Unit 502-5, Tower 3, Enterprise Square, 9 Sheung Yuet Road, Kowloon Bay, Kowloon, Hong Kong on Monday, 23rd June, 2003 at 4:00 p.m. for the following purposes:

1. To consider and approve the final results of the Company and its subsidiaries for the financial year ended 31st March, 2003 and approve the draft announcement of the final results to be published on the GEM website;

2. To consider the payment of a final dividend, if any;

3. To consider the closure of the Register of Members, if necessary; and

4. To transact any other business.

By Order of the Board
Chan Sai Yan
Company Secretary

Hong Kong, 11th June, 2003

This announcement, for which the Directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the GEM website at http://www.hkgem.com on the "Latest Company Announcements" page for at least 7 days from the date of its posting.

THIZ TECHNOLOGY GROUP LIMITED
即時科研集團有限公司*

(incorporated in the Cayman Islands with limited liability)

ANNOUNCEMENT

We have noted today's increase in the price of the shares of Thiz Technology Group Limited (the "Company") and wish to state that we are not aware of any reasons for such increase.

We also confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Chapters 19 to 20 of the GEM Listing Rules, neither is the board of directors of the Company (the "Board") aware of any matter discloseable under the general obligation imposed by Rule 17.10 of the GEM Listing Rules, which is or may be of a price-sensitive nature.

Made by the order of the Board, the directors of which collectively and individually accept responsibility for the accuracy of this announcement.

By order of the Board
LIN CHIEN HSIN
Chairman

Hong Kong, 29 April 2003

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the GEM website on the "Latest Company Announcements" page for 7 days from the date of its posting.

* *For identification purpose only*

THIZ TECHNOLOGY GROUP LIMITED

即時科研集團有限公司*

(incorporated in the Cayman Islands with limited liability)

ANNOUNCEMENT

We have noted today's increase in the price of the shares of Thiz Technology Group Limited (the "Company") and wish to state that we are not aware of any reasons for such increase.

We also confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Chapters 19 to 20 of the GEM Listing Rules, neither is the board of directors of the Company (the "Board") aware of any matter discloseable under the general obligation imposed by Rule 17.10 of the GEM Listing Rules, which is or may be of a price-sensitive nature.

Made by the order of the Board, the directors of which collectively and individually accept responsibility for the accuracy of this announcement.

By order of the Board
LIN CHIEN HSIN
Chairman

Hong Kong, 25 March 2003

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the GEM website on the "Latest Company Announcements" page for 7 days from the date of its posting.

* *For identification purpose only*

THIZ TECHNOLOGY<08119> - Results Announcement (Q3, 2002/2003, Summary)

Thiz Technology Group Limited announced on 12/02/2003:
(stock code: 08119)

Year end date	:31/03/2003
Currency	:HKD
Auditors' report	:N/A
Review of 3rd Quarterly Report by	:Audit Committee

Important Note :

This result announcement form only contains extracted information from and should be read in conjunction with the detailed results announcement of the issuer, which can be viewed on the GEM website at http://www.hkgem.com

		(Unaudited) Current Period from 01/04/2002 to 31/12/2002 $'000	(Unaudited) Last Corresponding Period from 01/04/2001 to 31/12/2001 $'000
Turnover	:	51,216	14,309
Profit/(Loss) from Operations	:	15,583	(5,075)
Finance cost	:	0	0
Share of Profit/(Loss) of Associates	:	0	0
Share of Profit/(Loss) of Jointly Controlled Entites	:	0	(618)
Profit/(Loss) after Taxation & MI	:	15,583	(6,086)
% Change Over the Last Period	:	N/A	
EPS / (LPS)			
Basic (in dollar)	:	HKD 0.0044	(HKD 0.0394)
Diluted (in dollar)	:	N/A	N/A
Extraordinary (ETD) Gain/(Loss)	:	N/A	N/A
Profit (Loss) after ETD Items	:	15,583	(6,086)
3rd Quarterly Dividends per Share	:	NIL	NIL
(specify if with other options)	:	N/A	N/A
B/C Dates for 3rd Quarterly Dividends	:	N/A	
Payable Date	:	N/A	
B/C Dates for (-) General Meeting	:	N/A	
Other Distribution for Current Period	:	NIL	
B/C Dates for Other Distribution	:	N/A	

For and on behalf of
Thiz Technology Group Limited
Signature :
Name : Chan Sai Yan
Title : Company Secretary

Responsibility statement

The directors of the Company (the "Directors") as at the date hereof hereby collectively and individually accept full responsibility for the accuracy of the information contained in this results announcement form (the "Information") and confirm, having made all reasonable inquiries, that to the best of their knowledge and belief the Information are accurate and complete in all material respects and not misleading and

to the Information and undertake to indemnify the Exchange against all liability incurred and all losses suffered by the Exchange in connection with or relating to the Information.

Remark:

1. Basis of preparation

The accounts have been prepared in accordance with all applicable Statements of Standard Accounting Practice ("SSAP") and Interpretations issued by the Hong Kong Society of Accountants, accounting principles generally accepted in Hong Kong. The principal accounting policies and methods of computation adopted in preparing the unaudited consolidated results are consistent with those followed in the Group's annual financial statements for the year ended 31st March, 2002, except that the Group has adopted SSAP 11 (revised) "Foreign Currency Translation" and SSAP 34 "Employee Benefits". In the opinion of the Directors, the adoption of these revised and new SSAPs does not have a material impact on the results of the Group.

2. Earnings/(Loss) per share

The calculation of basic earnings (2001: loss) per share for the three months and nine months ended 31st December 2002 is based on net profit attributable to shareholders of approximately HK$7,231,000 and HK$15,583,000 (2001: net loss attributable to shareholders of HK$2,241,000 and HK$6,086,000) and the weighted average number of 1,646,060,000 shares and 1,650,295,345 shares in issue during the aforementioned two periods ended 31st December, 2002 (2001: 1,654,500,000 shares and 1,543,880,000 shares). The comparative weighted number of shares are restated taking into account the subdivision of shares from one to ten. No diluted earnings (2001: diluted loss) per share has been presented for the two periods ended 31st December, 2002 as the potential shares issuable under the share options granted would have an anti-dilutive effect.

THIZ TECHNOLOGY GROUP LIMITED

即時科研集團有限公司*

(incorporated in the Cayman Islands with limited liability)

Third Quarterly Report 2002

CHARACTERISTICS OF THE GROWTH ENTERPRISE MARKET ("GEM") OF THE STOCK EXCHANGE OF HONG KONG LIMITED (THE "STOCK EXCHANGE")

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the Main Board and no assurance is given that there will be a liquid market in the securities traded on GEM.

The principal means of information dissemination on GEM is publication on the internet website operated by the Stock Exchange. Listed companies are not generally required to issue paid announcement in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website in order to obtain up-to-date information on GEM listed issuers.

This announcement, for which the directors (the "Directors") of Thiz Technology Group Limited collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to Thiz Technology Group Limited. The directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: 1. the information contained in this announcement is accurate and complete in all material respects and not misleading; 2. there are no other matters the omission of which would make any statement in this announcement misleading; and 3. all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

* *For identification purposes only*

SUMMARY

- The Group recorded a turnover of approximately HK$51,216,000 for the nine months ended 31st December, 2002.
- Profit attributable to shareholders was approximately HK$15,583,000.
- The directors of the Company (the "Directors") do not recommend the payment of interim dividend for the nine months ended 31st December, 2002.

RESULTS

The board of Directors (the "Board') of Thiz Technology Group Limited (the "Company") is pleased to announce the unaudited consolidated results of the Company and its subsidiaries (together the "Group") for the three months and nine months ended 31st December, 2002 together with the comparative unaudited figures for the corresponding periods in 2001 as follows:

		For the three months ended 31st December,		For the nine months ended 31st December,	
		2002	2001	**2002**	2001
	Notes	***HK$'000***	*HK$'000*	***HK$'000***	*HK$'000*
Turnover	*2*	**13,509**	7,670	**51,216**	14,309
Cost of sales		**(1,539)**	(4,640)	**(14,130)**	(9,237)
Gross profit		**11,970**	3,030	**37,086**	5,072
Other income		**9**	163	**68**	424
Operating expenses		**(4,748)**	(4,852)	**(21,571)**	(10,571)
Profit/(Loss) from operations		**7,231**	(1,659)	**15,583**	(5,075)
Share of loss of a jointly controlled entity	*3(i)*	**–**	(191)	**–**	(618)
Provision for amount due from a jointly controlled entity	*3(ii)*	**–**	(391)	**–**	(391)
Profit/(Loss) before tax		**7,231**	(2,241)	**15,583**	(6,084)
Taxation	*4*				
– Hong Kong		**–**	–	**–**	–
– Elsewhere		**–**	–	**–**	(2)
Profit/(Loss) for the period		**7,231**	(2,241)	**15,583**	(6,086)
Dividend		**–**	–	**–**	–
Earnings/(Loss) per share – Basic (in cents)	*5*	**0.44**	(0.14)	**0.94**	(0.39)

Notes:

1. **Basis of preparation**

The accounts have been prepared in accordance with all applicable Statements of Standard Accounting Practice ("SSAP") and Interpretations issued by the Hong Kong Society of Accountants, accounting principles generally accepted in Hong Kong. The principal accounting policies and methods of computation adopted in preparing the unaudited consolidated results are consistent with those followed in the Group's annual financial statements for the year ended 31st March, 2002, except that the Group has adopted SSAP 11 (revised) "Foreign Currency Translation" and SSAP 34 "Employee Benefits". In the opinion of the Directors, the adoption of these revised and new SSAPs does not have a material impact on the results of the Group.

2. **Turnover**

Turnover represents the invoiced value of Linux related products sold, distribution income, Linux related services and Web design services rendered and commission income/invoiced value of computer products sold, after allowances for returns and discounts and net of value-added tax .

3. **A jointly controlled entity**

On 6th May, 2002, the Group acquired an additional 50% interest in Thiz Grandmass ERP Systems Limited ("Thiz ERP") at a consideration of HK$50,000 and thereafter Thiz ERP became a wholly owned subsidiary of the Company.

(i) Share of loss of a jointly controlled entity

The amount represents the share of loss of Thiz ERP for the nine months ended 31st December, 2001.

(ii) Provision for amount due from a jointly controlled entity

The amount represents a provision for amount due from Thiz ERP for the nine months ended 31st December, 2001.

4. **Taxation**

No provision for Hong Kong profits tax has been made as the Group did not generate any assessable profits in Hong Kong during the nine months ended 31st December, 2002 and 31st December, 2001.

Taxes on profits assessable elsewhere have been calculated at the rates of tax prevailing in the countries in which the Group operates, based on existing legislations, interpretations and practices in respect thereof.

No provision for deferred taxation has been made as the Group did not have any significant unprovided deferred tax in respect of the periods.

5. **Earnings/(Loss) per share**

The calculation of basic earnings (2001: loss) per share for the three months and nine months ended 31st December, 2002 is based on net profit attributable to shareholders of approximately HK$7,231,000 and HK$15,583,000 (2001: net loss attributable to shareholders of HK$2,241,000 and HK$6,086,000) and the weighted average number of 1,646,060,000 shares and 1,650,295,345 shares in issue during the aforementioned two periods ended 31st December, 2002 (2001: 1,654,500,000 shares and 1,543,880,000 shares). The comparative weighted number of shares are restated taking into account the subdivision of shares from one to ten. No diluted earnings (2001: diluted loss) per share has been presented for the two periods ended 31st December, 2002 as the potential shares issuable under the share options granted would have an anti-dilutive effect.

6. **Share Capital and reserves**

	Share Capital *HK$'000*	Share Premium *HK$'000*	Capital Redemption Reserve *HK$'000*	Special Reserve *HK$'000*	Exchange Reserve *HK$'000*	(Accumulated Losses)/ Retained Profits *HK$'000*	Total *HK$'000*
As at 1st April, 2001	1	–	–	380	–	(11,573)	(11,192)
Placing	2,600	–	–	–	–	–	2,600
Arising on the reorganisation	20	–	–	(20)	–	–	–
Capitalisation of loans from shareholders	7	9,916	–	–	–	–	9,923
Premium arising on placing	–	28,340	–	–	–	–	28,340
Share issue expenses	–	(4,766)	–	–	–	–	(4,766)
Capitalisation issue	13,917	(13,917)	–	–	–	–	–
Loss for the period	–	–	–	–	–	(6,086)	(6,086)
As at 31st December, 2001	16,545	19,573	–	360	–	(17,659)	18,819
As at 1st April, 2002	16,545	19,573	–	360	5	(11,145)	25,338
Repurchase of own shares	(84)	(1,915)	84	–	–	(84)	(1,999)
Profit for the period	–	–	–	–	–	15,583	15,583
As at 31st December, 2002	16,461	17,658	84	360	5	4,354	38,922

The special reserve of the Group represents the difference between the nominal value of shares of the Company and the nominal value of the shares of the subsidiaries acquired pursuant to the Group's reorganisation on 5th July, 2001.

INTERIM DIVIDEND

The Board does not recommend the payment of interim dividend for the nine months ended 31st December, 2002 (2001: Nil).

BUSINESS REVIEW AND PROSPECTS

Financial Performance

For the nine months ended 31st December 2002, the Group's consolidated turnover amounted to HK$51,216,000, representing a significant increase of 258% compared to HK$14,309,000 of the corresponding period in 2001. During the period under review, profit from operations of the Group amounted to HK$15,583,000, compared to a loss from operations of HK$5,075,000 recorded in the corresponding period in 2001. Furthermore, profit attributable to shareholders for the nine months ended 31st December 2002 amounted to HK$15,583,000, while the corresponding period in 2001 recorded a loss of HK$6,086,000.

Business Development

In spite of the substantial improvement in the results of the Group compared to the corresponding period in 2001, the Group continues to actively explore sales and business opportunities, as well as cut down costs and enhance its market competitiveness. In addition to focusing on the Hong Kong and Taiwan markets, the Group continued to explore the PRC market and attracted vast opportunities, targeting the education sector as a potential lucrative market.

The Group held training programmes for Linux professionals and professionals specialised in applications in the PRC. Beijing Normal University introduced three courses, each having 270 students, on the Group's ThizLinux Desktop application operating systems and ThizOffice software applications in October 2002, pushing the Group's long term development to a new frontier.

During the period from October to December 2002, the Group entered into cooperation agreements with over 20 tertiary institutions in Beijing, to incorporate the Group's two elementary courses in ThizLinux Application Engineer, ThizLinux Network Engineer and two intermediate courses in ThizLinux System Engineer into those courses provided by the higher education institutions, while the Group provided them with standardised teaching materials and manuals. In particular, the Group entered into a cooperation agreement with School of Software, Peking University in December 2002. Other than providing courses in elementary application engineer, intermediate system and network engineer, the agreement also stipulates the provision of advanced courses in software engineering, including Linux kernel development technology, to the students of School of Software, Peking University, so as to nurture talents on Linux development technology, and establish an extensive database of human resources to support the long term development of the Group's ThizLinux software business.

Outlook

Alongside the successful introduction of ThizLinux training courses to universities in the PRC, the Group is set to promote the same training courses to universities in Hong Kong and Taiwan, so that more software engineers from the Greater China region will be able to take part in the development of Linux as well as to expand the Group's business in the Greater China region, and leveraging on the Group's position in the Greater China market, to achieve its goal in exploring the global market in a short period of time. Business development and guaranteed profitability are crucial to the Group's existence and ongoing operation. The Group is confident that with a new Board composition in line, it is set to welcome a rapid growth and impressive results by the end of the year.

DIRECTORS' INTERESTS IN SHARE CAPITAL

As at 31st December, 2002, the interests of the Directors and their associates in the share capital of the Company or its associated corporations, as recorded in the register maintained by the Company pursuant to Section 29 of the Securities (Disclosure of Interests) Ordinance (the "SDI Ordinance"), were as follows:

	Number of ordinary shares held			
	Personal interests	**Family interests**	**Corporate interests**	**Other interests**
Mr. Lin Chien Hsin ("Mr. Charles Lin")	150,000,000	–	–	–
Mr. Wong Hoi Wong ("Mr. Albert Wong")	–	–	–	560,000,000 *(Note)*
Ms. Wanzi Huang	69,725,000	–	–	–

Note: These 560,000,000 shares are held by Eaglemax International Investment Limited, a company wholly owned by Intelligent Management Limited as the trustee of Intelligent Management Discretionary Trust, a family discretionary trust the objects of which include Mr. Albert Wong and his family and any charity in the world.

Save as disclosed above, none of the Directors had any personal, family, corporate or other interests in the share capital of the Company as recorded in the register required to be kept by the Company under Section 29 of the SDI Ordinance as at 31st December, 2002.

DIRECTORS' RIGHT TO SUBSCRIBE FOR EQUITY OR DEBT SECURITIES

The Company adopted the Share Option Scheme (the "Scheme") on 6th July, 2001, pursuant to which it may grant options to full-time employees of the Group including executive directors of the Company to subscribe for shares in the Company.

As at 31st December, 2002, the following options had been granted to the following executive directors:

Grantee	Date of grant	Exercise price per share *HK$*	Exercise period	No. of ordinary shares eligible for subscription under the option	Types of interest
Mr. Albert Wong	21st November, 2001	0.315	30th June, 2002 to 29th June, 2012	1,640,000	Personal
Ms. Wanzi Huang	21st November, 2001	0.315	30th June, 2002 to 29th June, 2012	16,540,000	Personal

Save as disclosed above, at no time during the period was the Company or any of its subsidiaries a party to any arrangements to enable any of the Company's Directors or members of its management to acquire benefits by means of the acquisition of shares in, or debt securities (including debentures) of the Company or any other body corporate.

Save as disclosed above, none of the Directors or their spouse or children under the age of 18 was granted by the Company or any of its subsidiaries any right to subscribe for equity or debt securities of the Company or any body corporate, or had exercised any such right as at 31st December, 2002.

As at 31st December, 2002, save as disclosed below, no other options has been granted under the Scheme and none of the options granted has been exercised.

OUTSTANDING SHARE OPTION

As at 31st December, 2002, in addition to the options granted to executive directors as disclosed above, the following options had been granted to other participants.

Former director and 2 former employees	Date of grant	Exercise price per share *HK$*	Exercise period	No. of ordinary shares eligible for subscription under the option
3 persons	21st November, 2001	0.315	30th June, 2002 to 29th June, 2012	19,820,000

According to the relevant terms of the Scheme, the share options are still exercisable within 3 months following the date of retirement or termination of employment. The above participants were granted share options but had resigned for a period less than 3 months as at 31st December, 2002.

SUBSTANTIAL SHAREHOLDERS

As at 31st December, 2002, the following entities, not being a director or chief executive of the Company, had or was deemed to have interests of 10% or more in the issued share capital of the Company, as recorded in the register required to be kept by the Company under Section 16(1) of the SDI Ordinance.

	Number of ordinary shares held	Percentage of shareholding
Eaglemax International Investment Limited *(Note)*	560,000,000	34.02
Applied Component Technology Corporation	324,340,000	19.70

Note: These 560,000,000 shares are held by Eaglemax International Investment Limited, a company wholly owned by Intelligent Management Limited as the trustee of Intelligent Management Discretionary Trust, a family discretionary trust the objects of which include Mr. Albert Wong and his family and any charity in the world.

MANAGEMENT SHAREHOLDERS

Save for the interests disclosed above in respect of the Directors, chief executive and their associates, the Directors are not aware of any person who, as at 31st December, 2002, was entitled to exercise or control the exercise of 5 per cent or more of the voting power at general meetings of the Company and who was able, as a practical matter, to direct or influence the management of the Company.

INTEREST OF THE SPONSOR

CSC Asia Limited ("CSC") had entered into a sponsorship agreement with the Company whereby, for a fee, CSC will act as the Company's continuing sponsor for the purpose of Chapter 6 of the GEM Listing Rules for the period from 27th July, 2001 to 31st March, 2004.

None of CSC, its directors, employees nor associates had any interests in the securities of the Company or any member of the Group, or any right to subscribe for or to nominate persons to subscribe for the securities of the Company or any member of the Group as at 31st December, 2002.

COMPETING INTERESTS

None of the Directors or the management shareholders (as defined in the GEM Listing Rules) of the Company or their respective associates had any interest in a business which competed or might compete with business of the Group.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the nine months ended 31st December, 2002, the Company repurchased on the Stock Exchange a total of 8,440,000 ordinary shares of HK$0.01 each in the share capital of the Company at an aggregate price of HK$1,991,800 details of which are as follows:

Month of Repurchase	No. of shares Repurchased	Price per share Highest	Lowest	Aggregate Price Paid
		HK$	*HK$*	*HK$*
August 2002	8,440,000	0.236	0.235	1,991,800

The Directors of the Company considered that the above repurchases were made with a view to enhancing the net asset and earnings per share of the Company.

Those shares were cancelled shortly after repurchase and the issued share capital of the Company was correspondingly reduced.

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the nine months ended 31st December, 2002.

AUDIT COMMITTEE

The Company has established an audit committee in August 2001 with its written terms of reference being in compliance with Rules 5.23 to 5.25 of the GEM Listing Rules. The primary duties of the audit committee are to review and supervise the financial reporting process and internal control systems of the Group and to provide advices and comments to the Board.

The audit committee comprises two members, namely, Ms. Li Zhe and Mr. Kwok Ming Wa, both being independent non-executive Directors of the Company.

By Order of the Board
Lin Chien Hsin
Chairman

Hong Kong, 12th February, 2003

THIZ TECHNOLOGY GROUP LIMITED
即時科研集團有限公司*

(incorporated in the Cayman Islands with limited liability)

We have noted today's increase in the price of the shares of Thiz Technology Group Limited (the "Company") and wish to state that we are not aware of any reasons for such increase.

We also confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Chapters 19 to 20 of the GEM Listing Rules, neither is the board of directors of the Company (the "Board") aware of any matter discloseable under the general obligation imposed by Rule 17.10 of the GEM Listing Rules, which is or may be of a price-sensitive nature.

Made by the order of the Board, the directors of which collectively and individually accept responsibility for the accuracy of this announcement.

By order of the Board
LIN CHIEN HSIN
Chairman

Hong Kong, 4 February 2003

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the GEM website on the "Latest Company Announcements" page for 7 days from the date of its posting.

* *For identification purpose only*

THIZ TECHNOLOGY GROUP LIMITED
即時科研集團有限公司*

(incorporated in the Cayman Islands with limited liability)

ANNOUNCEMENT

The Board of Directors (the "Board") of Thiz Technology Group Limited (the "Company") hereby announces that a Meeting of the Board will be held at Unit 502-5, Tower 3, Enterprise Square, 9 Sheung Yuet Road, Kowloon Bay, Kowloon, Hong Kong on Wednesday, 12th February, 2003 at 4:00 p.m. for the following purposes:

1. To consider and approve the unaudited consolidated third quarterly results of the Company and its subsidiaries for the nine months ended 31st December, 2002 and the announcement of the third quarterly results;

2. To approve the publication of the third quarterly results on the GEM website and the dispatch of the third quarterly results report to shareholders;

3. To consider the payment of dividend, if any;

4. To consider the closure of the Register of Members, if necessary; and

5. To transact any other business.

By Order of the Board
Chan Sai Yan
Company Secretary

Hong Kong, 29th January, 2003

This announcement, for which the Directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief : (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the GEM website at http://www.hkgem.com on the "Latest Company Announcements" page for at least 7 days from the date of its posting.

* *For identification purpose only*

This announcement appears for information purposed only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

THIZ TECHNOLOGY GROUP LIMITED

即時科研集團有限公司*

(incorporated in the Cayman Islands with limited liability)

PROPOSED ISSUE OF UNLISTED CONVERTIBLE NOTES

On 17 January 2003, the Company and the Subscribers entered into a conditional Subscription Agreement for the subscription of the Notes with an aggregate principal value of HK$4,000,000. The Notes bear interest at the rate of 2.5% per annum on the aggregate principal amount outstanding from time to time, payable on the Maturity Date or within 14 Business Days after conversion of the Notes as the case may be. The Notes are convertible into the Conversion Shares at an initial Conversion Price of HK$0.04 per Share. The Conversion Price of HK$0.04 per Share (subject to adjustment of Conversion Price according to the terms of the Notes when any event giving rise to adjustment occurs including subdivision or consolidation of Shares, bonus issues, capital reduction, rights issues and other events which have diluting effects on the issued share capital of the Company) represents a discount of approximately 46.7% to the closing price of HK$0.075 per Share on GEM on 17 January 2003, a discount of approximately 41.9% to the average closing price of approximately HK$0.069 per Share on GEM during the 10 trading days ended 17 January 2003 and a premium of approximately 147% of the unaudited consolidated net tangible assets of the Company of approximately 1.62 cents per Share as at 30 September 2002. Based on the Conversion Price, a maximum number of 100,000,000 Conversion Shares will be issued by the Company to the Noteholder(s) pursuant to the full conversion of the Notes. The maximum number of Conversion Shares represents approximately 5.73% of the enlarged issued share capital of the Company following the full conversion of the Notes.

The estimated net proceeds from the Subscription of approximately HK$4,000,000 will be used as the Group's additional general working capital.

The Subscription is conditional on the Stock Exchange granting the listing of and permission to deal in the Conversion Shares on GEM. The Company will make an application to the Listing Committee of GEM for the listing of and the permission to deal in the Conversion Shares on GEM.

THE SUBSCRIPTION AGREEMENT

Pursuant to the conditional Subscription Agreement dated 17 January 2003, the Subscribers have agreed to subscribe for the Notes with an aggregate principal value of HK$4,000,000. The principal terms of the Notes are set out in the section headed "Principal Terms of the Notes" below.

CONDITION OF THE SUBSCRIPTION AGREEMENT

The Completion is conditional on the fulfillment of the condition that the Stock Exchange granting the listing of and the permission to deal in the Conversion Shares on GEM.

In the event that the aforementioned condition is not fulfilled by the 30th day after the date of the Subscription Agreement (or such later date agreed by the Company and the Subscribers in writing) the Subscription Agreement will automatically lapse.

COMPLETION

The Completion will take place on the third business day following the fulfillment of the condition set out under the section headed "Condition of the Subscription Agreement" above. The Notes will be issued by the Company at the Completion. The subscription monies of the Notes will be paid in cash by the Subscribers upon the Completion.

PRINCIPAL TERMS OF THE NOTES

The principal terms of the Notes are summarised as follows:

Issuer: the Company

Principal value of the Notes: HK$4,000,000 in aggregate, to be subscribed for by the following Subscribers and amounts:

Ms. Chen Jung Fang	HK$500,000
Mr. Ma Joen Hsian	HK$1,500,000
Ms. Cheng Li Hua	HK$500,000
Ms. Hu Yi Chen	HK$500,000
Mr. Chang Jui Min	HK$500,000
Ms. Chang Chen Ming	HK$500,000

Interest: The Notes bear an interest of 2.5% per annum on the aggregate principal value outstanding from time to time, payable on the Maturity Date. Where a part or the whole of the principal amount of a Note is converted into the Conversion Shares, interest on such amount shall be payable within 14 Business Days after the day on which the relevant conversion notice is served by the Noteholder.

Maturity Date: 16 January 2006

Conversion Period: The Subscribers have the rights to convert the full amount of the principal value of the Notes or part thereof into Conversion Shares at the Conversion Price during the period from the date of issue of the Notes to the Maturity Date in amounts of not less than HK$500,000 on each conversion.

Conversion Price: The Conversion Price of HK$0.04 per Share (subject to adjustment of Conversion Price according to the terms of the Notes when any event giving rise to adjustment occurs including subdivision or consolidation of Shares, bonus issues, capital reduction, rights issues and other events which have diluting effects on the issued share capital of the Company) represents a discount of approximately 46.7% to the closing price of HK$0.075 per Share on GEM on 17 January 2003,

	a discount of approximately 41.9% to the average closing price of approximately HK$0.069 per Share on GEM during the 10 trading days ended 17 January 2003 and a premium of approximately 147% of the unaudited consolidated net tangible assets of the Company of approximately 1.62 cents per Share as at 30 September 2002. The Conversion Price was determined on an arm's length basis between the Company and the Subscribers with reference to the trading price of the Shares in December 2002 and January 2003 (up to 15 January 2003) and the net asset value of the Company. The average closing price of the Shares on GEM from 1 December 2002 to 15 January 2003 was approximately HK$0.054.
Conversion Shares:	Based on the Conversion Price, a maximum number of 100,000,000 Conversion Shares will be issued by the Company to the Noteholder(s) pursuant to the full conversion of the Notes. The maximum number of Conversion Shares represents approximately 6.08% of the issued share capital of the Company as at the date of this announcement and 5.73% of the enlarged issued share capital of the Company following the full conversion of the Notes.
Transferability:	The Notes are transferable from the Noteholder(s) to other party(ies) in the full amount of the principal value of the Notes or part thereof. However, any transfer of the Notes is subject to the prior written consent of the board of directors of the Company.
Redemption:	No early redemption by the Company or the Noteholder(s) is allowed prior to Maturity Date.
Listing:	No application will be made for the listing of and permission to deal in the Notes on GEM or any other stock exchange.

The Company will notify the Stock Exchange immediately upon the conversion of the Notes or the transfer of the Notes (under which the Company will state any of the entities involved is a connected person of the Company (as defined in the GEM Listing Rules)).

The terms of the Notes were negotiated on an arm's length basis between the Company and the Subscribers. The Directors consider that the terms of the Notes are fair and reasonable and the issue of the Notes is in the interest of the Company and its Shareholders as a whole. Any alterations in the terms of the Notes after issue will be subject to the approval of the Stock Exchange, except where the alteration takes effect automatically under the terms of the Notes.

MANDATE TO ISSUE THE SUBSCRIPTION SHARES

It is expected that the Conversion Shares will be issued under the general mandate granted to the Directors at the annual general meeting of the Company held on 26 July 2002.

SUBSCRIBERS

Each of the Subscribers is a Taiwanese investor who is independent of and not connected with any directors, chief executive, substantial shareholders or management shareholders of the Company and any of their respective associates (as defined under the GEM Listing Rules). As at the date of the announcement, none of the Subscribers is a Shareholder.

UNDERTAKING

Pursuant to the Subscription Agreement, the Subscribers specifically undertake in favour of the Company that they will not exercise any of the conversion rights in and under the Notes if immediately after such conversion there shall be less than the prescribed minimum percentage of securities of the Company in the hands of the public within the meaning of Rule 11.23 of the GEM Listing Rules by reason of such conversion.

SHAREHOLDING STRUCTURE

The shareholding structure of the Company as at the date of this announcement and immediately after the full conversion of the Notes is set out below.

Name of Shareholder	Number of Shares held as at the date of this announcement	Percentage of Shareholding as at the date of this announcement	Number of Shares held immediately after the full conversion of the Notes	Percentage of Shareholding immediately after the full conversion of the Notes
Eaglemax International Investment Limited *(Note 1)*	560,000,000	34.02	560,000,000	32.07
Ms. Wanzi Huang *(Note 2)*	69,725,000	4.24	69,725,000	3.99
Mr. Lin Chien Hsin *(Note 2)*	150,000,000	9.11	150,000,000	8.59
Applied Component Technology Corporation	324,340,000	19.70	324,340,000	18.58
Subscribers	0	0	100,000,000	5.73
Other public Shareholders	541,995,000	32.93	541,995,000	31.04
Total	1,646,060,000	100	1,746,060,000	100

Note 1: Eaglemax International Investment Limited is a company wholly owned by Intelligent Management Limited as the trustee of Intelligent Management Discretionary Trust, a family discretionary trust whose objects include Mr. Wong Hoi Wong, an executive Director, together with his family and any charity in the world.

Note 2: Ms. Wanzi Huang and Mr. Lin Chien Hsin are both executive Directors.

REASONS FOR THE SUBSCRIPTION

The Board is of the view that the Subscription is a great opportunity for the Company to further enlarge its capital base. Through the Subscription, the Company will be able to further strengthen its financial position and to better prepare the Group to meet the expected future growth. It is estimated that the net proceeds from the Subscription will amount to approximately HK$4,000,000. The proceeds will be applied as additional general working capital for the Group.

APPLICATION FOR LISTING

Application will be made by the Company to the Stock Exchange to grant the listing of and permission to deal in the Conversion Shares on GEM. No application will be made for the listing of the Notes on GEM or any other stock exchange.

DEFINITIONS

The following terms and expressions in this announcement have the meanings set out below unless the context requires otherwise.

"Board"	the board of Directors
"Business Day"	a day (other than Saturday) on which banks in Hong Kong are open to conduct business generally
"Company"	Thiz Technology Group Limited, a company incorporated in the Cayman Islands with limited liability, the shares of which are listed on GEM
"Completion"	completion of the Subscription
"Conversion Price"	initially HK$0.04 per Conversion Share
"Conversion Right"	the rights granted to the Noteholder(s) under the terms of the Notes to fully or partially convert the Notes into Shares
"Conversion Share(s)"	the new Shares, identical in all respects with all of the Shares in issue, to be issued by the Company to the Noteholder(s) should the Noteholder(s) exercise the Conversion Rights. Based on the Conversion Price, a maximum number of 100,000,000 Conversion Shares will be issued pursuant to the full conversion of the Notes
"Director(s)"	directors of the Company
"GEM"	the Growth Enterprise Market of the Stock Exchange
"GEM Listing Rules"	the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange of Hong Kong Limited
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong for the time being
"Hong Kong"	the Hong Kong Special Administration Region of the People's Republic of China
"Maturity Date"	16 January 2006
"Noteholder(s)"	holder(s) of the Notes
"Notes"	the convertible notes of an aggregate principal value of HK$4,000,000, due at the Maturity Date, to be issued by the Company to the Subscribers under the Subscription Agreement

"Share(s)"	ordinary shares of nominal value of HK$0.01 each in the issued share capital of the Company
"Shareholder(s)"	shareholders of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subscribers"	Ms. Chen Jung Fang Mr. Ma Joen Hsian Ms. Cheng Li Hua Ms. Hu Yi Chen Mr. Chang Jui Min Ms. Chang Chen Ming
"Subscription"	the subscription of the Notes by the Subscribers under the Subscription Agreement
"Subscription Agreement"	the conditional subscription agreement dated 17 January 2003, entered into between the Company and the Subscribers for the subscription of the Notes

By the order of the Board
Thiz Technology Group Limited
Lin Chien Hsin
Chairman

Hong Kong, 17 January 2003

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The directors of the Company, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief (i) the information contained in this announcement is accurate and complete in all material respects and not misleading; (ii) there are no other matters the omission of which would make any statement in this announcement misleading; and (iii) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the GEM website on the "Latest Company Announcement" page for at least 7 days from the day of its posting.

* *For identification purpose only*

This announcement is made at the request of the Stock Exchange of Hong Kong Limited. The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

THIZ TECHNOLOGY GROUP LIMITED
即時科研集團有限公司*

(incorporated in the Cayman Islands with limited liability)

We have noted today's increase in the price of the shares of Thiz Technology Group Limited (the "Company") and wish to state that we are not aware of any reasons for such increase.

We also confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Chapters 19 to 20 of the GEM Listing Rules, neither is the board of directors of the Company (the "Board") aware of any matter discloseable under the general obligation imposed by Rule 17.10 of the GEM Listing Rules, which is or may be of a price-sensitive nature.

Made by the order of the Board, the directors of which collectively and individually accept responsibility for the accuracy of this announcement.

By order of the Board
LIN CHIEN HSIN
Chairman

Hong Kong, 9 January 2003

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the GEM website on the "Latest Company Announcements" page for 7 days from the date of its posting.

* *For identification purpose only*

THIZ TECHNOLOGY GROUP LIMITED
即時科研集團有限公司*

(incorporated in the Cayman Islands with limited liability)

APPOINTMENT OF AN EXECUTIVE DIRECTOR AND THE CHAIRMAN

The board of directors (the "Board") of Thiz Technology Group Limited (the "Company") announces that Mr. Lin Chien Hsin ("Mr. Lin") has been appointed as an executive director and the Chairman of the Company with effect from 24th December, 2002.

Mr. Lin, aged 49, graduated from the Economic Faculty of 台灣大學 (Taiwan University). He was the chief financial officer of United Microeletronics Corporation, a semi-conductor manufacturer whose shares are listed in the Stock Exchange of Taiwan, and had been working there for about 18 years. He has in-depth knowledge in financial management. He will principally be responsible for the formulation of the Group's financial strategies.

Mr. Lin currently has interest in approximately 9.1% of the issued share capital of the Company. Such interest was acquired by him from Mr. Li Sze Tang, a former executive director of the Company, details of which was set out in the announcement of the Company dated 4th December, 2002.

By order of the Board
Wong Hoi Wong
Chief Executive Officer

Hong Kong, 23rd December, 2002

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The directors of the Company, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief (i) the information contained in this announcement is accurate and complete in all material respects and not misleading; (ii) there are no other matters the omission of which would make any statement in this announcement misleading; and (iii) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the GEM website on the "Latest Company Announcement" page for at least 7 days from the day of its posting.

* *For identification purpose only*

THIZ TECHNOLOGY GROUP LIMITED
即時科研集團有限公司*

(incorporated in the Cayman Islands with limited liability)

CLARIFICATION OF A STATEMENT REGARDING NO INTRODUCTION OF NEW SUBSTANTIAL SHAREHOLDER IN AN ANNOUNCEMENT OF THE COMPANY DATED 4TH DECEMBER, 2002

The Board would like to make a clarification on a statement regarding no introduction of new substantial shareholder in the Announcement.

The Stock Exchange will be making further enquiries for the purpose of considering whether there has been an instance of breaches of the GEM Listing Rules in relation to possible mistatement in the Announcement.

Reference is made to the announcement made by Thiz Technology Group Limited (the "Company") dated 4th December, 2002 (the "Announcement"). The board of directors of the Company (the "Board") would like to make a clarification to the Announcement. It was stated in the Announcement that there was no introduction of any new substantial shareholder to the Company as a result of Mr. Li Sze Tang's disposal of shares of the Company (the "Shares") on 4th December, 2002 (the "Disposal"). It now came to the Board's knowledge by having received from Applied Component Technology Corp. ("ACTC"), one of the buyers under the Disposal, on 10th December, 2002 a return filed under the Securities (Disclosure of Interests) Ordinance (Cap. 396) and making further enquiries with ACTC that ACTC has already become a new substantial shareholder of the Company before the acquisition of Shares from Mr. Li Sze Tang on 4th December, 2002 (the "Acquisition"). ACTC was interested in 174,340,000 Shares, representing about 10.6% of the issued share capital of the Company, before the Acquisition and it is now interested in 324,340,000 Shares, representing about 19.7% of the issued share capital of the Company, and has become the second largest shareholder of the Company after the Acquisition. Therefore to be more accurate, one of the buyers of Shares under the Disposal, ACTC, should have already been a substantial shareholder of the Company before the Acquisition.

Such a mistake in the Announcement was made since at the time of issuing the Announcement, the Board had no knowledge of the identity of the buyers of the Shares under the Disposal and accordingly did not know that one of the buyers had shareholding interests in the Company prior to the Acquisition.

As informed by ACTC, it purchased the Shares in view of the growth potential of the Company and it has no current intention to appoint representative to the Board. ACTC, a company principally engaged in manufacturing, processing and trading of electronic products and whose shares are listed on the over-the-counter securities exchange in Taiwan, is independent of and not acting in concert with the chief executive, directors, management shareholder and substantial shareholder of the Company or their respective associates as defined in the GEM listing Rules.

The Stock Exchange will be making further enquiries for the purpose of considering whether there has been an instance of breaches of the GEM Listing Rules in relation to possible mistatement in the Announcement.

By the order of the Board
Thiz Technology Group Limited
Wong Hoi Wong
Chief Executive Officer

Hong Kong, 11th December, 2002

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The directors of the Company, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief (i) the information contained in this announcement is accurate and complete in all material respects and not misleading; (ii) there are no other matters the omission of which would make any statement in this announcement misleading; and (iii) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the GEM website on the "Latest Company Announcement" page for at least 7 days from the day of its posting.

* *For identification purpose only*

THIZ TECHNOLOGY GROUP LIMITED
即時科研集團有限公司*

(incorporated in the Cayman Islands with limited liability)

APPOINTMENT OF COMPANY SECRETARY QUALIFIED ACCOUNTANT AND AUTHORISED REPRESENTATIVE

With reference to the announcement (the "Announcement") of Thiz Technology Group Limited (the "Company") dated 28th November 2002, the board of directors of the Company is pleased to announce that Mr. Chan Sai Yan has been appointed as the company secretary, qualified accountant and an authorised representative of the Company with effect from 11th December 2002. Mr. Chan is currently an Associate Member of Association of Chartered Certified Accountants.

The appointment of Mr. Chan places the Company in compliance with the requirements of Rules 5.09, 5.10 and 5.19 of the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange of Hong Kong Limited that were previously breached due to the resignation of Mr. Sum Yan Ning as stated in the Announcement.

By the order of the Board
Wong Hoi Wong
Chief Executive Officer

Hong Kong, 10th December 2002

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the GEM website on the "Latest Company Announcements" page for 7 days from the date of its posting.

* *For identification purposes only*

THIZ TECHNOLOGY GROUP LIMITED

即時科研集團有限公司*

(incorporated in the Cayman Islands with limited liability)

RESIGNATION OF AN EXECUTIVE DIRECTOR/CHAIRMAN/COMPLIANCE OFFICER/ AUTHORISED REPRESENTATIVE AND THE APPOINTMENT OF COMPLIANCE OFFICER AND AUTHORISED REPRESENTATIVE

The board of directors (the "Board") of Thiz Technology Group Limited (the "Company") announces that Mr. Li Sze Tang has resigned as an executive director, the chairman, the compliance officer and the authorised representative of the Company with effect from 5th December, 2002 to allocate more time for his other business interests. The Board would like to take this opportunity to express its appreciation of Mr. Li for his contribution during his period of service. The Board believes that Mr. Li's resignation should not have adverse impact on the operation of the Company and its subsidiaries.

The Company has also been informed by Mr. Li Sze Tang that he entered into an agreement on 4th December, 2002 with two independent third parties to dispose to each of them 150,000,000 shares of the Company (the "Shares"), representing approximately 9.1% of the issued share capital of the Company. After such disposal, Mr. Li Sze Tang is interested in 97,350,000 Shares, representing approximately 5.9% of the issued share capital of the Company. He has no current intention to dispose of his remaining Shares. There is no introduction of any new substantial shareholder to the Company. Mr. Wong Hoi Wong remains as the controlling shareholder of the Company. He is currently interested in 560,000,000 Shares, representing approximately 34% of the issued share capital of the Company.

The Board further announces that Mr. Wong Hoi Wong, an executive director of the Company, has been appointed as the authorised representative and compliance officer of the Company with effect from 5th December, 2002. After Mr. Li's resignation, the position of chairman of the Company becomes vacant. A further announcement will be made should there be any appointment of chairman of the Company.

By order of the Board
Thiz Technology Group Limited
Wong Hoi Wong
Chief Executive Officer

Hong Kong, 4th December, 2002

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The directors of the Company, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief (i) the information contained in this announcement is accurate and complete in all material respects and not misleading; (ii) there are no other matters the omission of which would make any statement in this announcement misleading; and (iii) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the GEM website on the "Latest Company Announcement" page for at least 7 days from the day of its posting.

* *For identification purpose only*

THIZ TECHNOLOGY GROUP LIMITED

即時科研集團有限公司*

(incorporated in the Cayman Islands with limited liability)

ANNOUNCEMENT

We have noted today's decrease in the price of the shares of Thiz Technology Group Limited (the "Company") and wish to state that we are not aware of any reasons for such decrease.

Saved as resignation of Mr. Sum Yan Ning announced on 28 November 2002, we also confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Chapters 19 to 20 of the GEM Listing Rules, neither is the board of directors of the Company (the "Board") aware of any matter discloseable under the general obligation imposed by Rule 17.10 of the GEM Listing Rules, which is or may be of a price-sensitive nature.

Made by the order of the Board, the directors of which collectively and individually accept responsibility for the accuracy of this announcement.

By order of the Board
Wong Hoi Wong
Chief Executive Officer

Hong Kong, 29 November 2002

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the GEM website on the "Latest Company Announcements" page for 7 days from the date of its posting.

* *For identification purposes only*

THIZ TECHNOLOGY GROUP LIMITED
即時科研集團有限公司*

(incorporated in the Cayman Islands with limited liability)

RESIGNATION OF COMPANY SECRETARY, QUALIFIED ACCOUNTANT AND AUTHORISED REPRESENTATIVE

The Board of Directors of Thiz Technology Group Limited (the "Company") announces that Mr. Sum Yan Ning has resigned as the Qualified Accountant, Company Secretary and Authorised Representative of the Company with effect from 30th November 2002 to take up a new job.

The Company is looking for a replacement to fill the vacancy of the Company Secretary, Qualified Accountant and Authorised Representative in order to comply with Rules 5.09, 5.10 and 5.19 of the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange (the "GEM Listing Rules"). The Company is currently in breach of the above Rules. The Stock Exchange reserves the right, if any, to take action in respect of this matter, if appropriate.

By Order of the Board
Wong Hoi Wong
Chief Executive Officer

Hong Kong, 28th November 2002

This announcement, for which the Directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the "Latest Company Announcements" page of the GEM website for at least seven days from its date of publication.

* *For identification purpose only*

THIZ TECHNOLOGY GROUP LIMITED
即時科研集團有限公司*

(incorporated in the Cayman Islands with limited liability)

ANNOUNCEMENT

We have noted today's fluctuation in the price of the shares of Thiz Technology Group Limited (the "Company") and wish to state that we are not aware of any reasons for such fluctuation.

We also confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Chapters 19 to 20 of the GEM Listing Rules, neither is the board of directors of the Company (the "Board") aware of any matter discloseable under the general obligation imposed by Rule 17.10 of the GEM Listing Rules, which is or may be of a price-sensitive nature.

Made by the order of the Board, the directors of which collectively and individually accept responsibility for the accuracy of this announcement.

By order of the Board
Wong Hoi Wong
Chief Executive Officer

Hong Kong, 21 November 2002

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the GEM website on the "Latest Company Announcements" page for 7 days from the date of its posting.

* *For identification purposes only*

THIZ TECHNOLOGY GROUP LIMITED

即時科研集團有限公司*

(incorporated in the Cayman Islands with limited liability)

ANNOUNCEMENT

We have noted today's decrease in the price of the shares of Thiz Technology Group Limited (the "Company") and wish to state that we are not aware of any reasons for such decrease.

We also confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Chapters 19 to 20 of the GEM Listing Rules, neither is the board of directors of the Company (the "Board") aware of any matter discloseable under the general obligation imposed by Rule 17.10 of the GEM Listing Rules, which is or may be of a price-sensitive nature.

Made by the order of the Board, the directors of which collectively and individually accept responsibility for the accuracy of this announcement.

By order of the Board
Li Sze Tang
Chairman

Hong Kong, 20 November 2002

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the GEM website on the "Latest Company Announcements" page for 7 days from the date of its posting.

* *For identification purposes only*

THIZ TECHNOLOGY<08119> - Results Announcement (Q2, 2002/2003, Summary)

Thiz Technology Group Limited announced on 13/11/2002
(stock codes: 08119)

Year end date	:31/03/2003
Currency	:HKD
Auditors' report	:N/A
Review of 2nd Quarterly Report by	:Audit Committee & Auditors

Important Note :

This result announcement form only contains extracted information from and should be read in conjunction with the detailed results announcement of the issuer, which can be viewed on the GEM website at http://www.hkgem.com

		(Unaudited) Current Period from 01/04/2002 to 30/09/2002 $'000	(Unaudited) Last Corresponding Period from 01/04/2001 to 30/09/2001 $'000
Turnover	:	37,707	6,640
Profit/(Loss) from Operations	:	8,352	(3,416)
Finance cost	:	0	0
Share of Profit/(Loss) of Associates	:	0	0
Share of Profit/(Loss) of Jointly Controlled Entites	:	0	(427)
Profit/(Loss) after Taxation & MI	:	8,352	(3,845)
% Change Over the Last Period	:	N/A	
EPS / (LPS)			
Basic (in dollar)	:	HKD 0.0051	(HKD 0.0026)
Diluted (in dollar)	:	HKD 0.0051	N/A
Extraordinary (ETD) Gain/(Loss)	:	N/A	N/A
Profit (Loss) after ETD Items	:	8,352	(3,845)
2nd Quarterly Dividends per Share	:	NIL	NIL
(specify if with other options)	:	N/A	N/A
B/C Dates for 2nd Quarterly Dividends	:	N/A	
Payable Date	:	N/A	
B/C Dates for (-) General Meeting	:	N/A	
Other Distribution for Current Period	:	NIL	
B/C Dates for Other Distribution	:	N/A	

For and on behalf of
Thiz Technology Group Limited

Signature :
Name : Raymond Sum
Title :Company Secretary

Responsibility statement

The directors of the Company (the "Directors") as at the date hereof hereby collectively and individually accept full responsibility for the accuracy of the information contained in this results announcement form (the "Information") and confirm, having made all reasonable inquiries, that to the best of their knowledge and belief the Information are accurate and complete in all material respects and not misleading and

to the Information and undertake to indemnify the Exchange against all liability incurred and all losses suffered by the Exchange in connection with or relating to the Information.

Remarks:

(1) (a) Basis of preparation
The unaudited condensed financial statements have been prepared in accordance with the Statement of Standard Accounting Practice (¡§SSAP¡¨) 25 ¡§Interim Financial Reporting¡¨ issued by the Hong Kong Society of Accountants and with the applicable disclosure requirements of Chapter 18 of the Rules Governing the Listing of Securities on the Growth Enterprise Market (¡§GEM Listing Rules¡¨).

The accounting policies and methods of computation adopted are consistent with those followed in the preparation of the Group¡¦s annual financial statements for the year ended 31st March, 2002 expect that the Group has adopted the following SSAPs for the first time in the current period:-

SSAP 1 (revised) : Presentation of financial statements
SSAP 15 (revised) : Cash flow statements
SSAP 25 : Interim financial reporting
SSAP 34 : Employee benefits

(1) (b) Goodwill
Goodwill represents the excess of the purchase consideration over the the attributable share of the fair value of separable net assets of subsidiaries at the date of acquisition and is amortised on a straight-line basis over five years from the date of acquisition of subsidiaries.

(2) Earnings/(loss) per share
(a) Basic earnings/(loss) per share
The calculation of basic earnings (2001 : loss) per share is based on the profit attributable to shareholders of HK$8,352,000 (2001 : loss of HK$3,845,000) and the weighted average of 1,646,060,000 ordinary shares (2001 : 1,488,270,000) in issue during the period.

(b) Diluted earnings/(loss) per share
The calculation of diluted earning per share for the period ended 30th September, 2002 is based on the profit attributable to shareholders of HK$8,352,000. The weighted average number of ordinary shares used in the calculation is the 1,646,060,000 ordinary shares, as used in the basic earnings per share calculation and the weighted average of 3,162,000 ordinary shares assumed to have been issued at no consideration on the deemed exercise of all share options on the date when the share options were granted. No diluted loss per share for the period ended 30th September, 2001 has been presented as the potential shares issuable under the share options granted are anti-dilutive.

THIZ TECHNOLOGY GROUP LIMITED

即時科研集團有限公司*

(incorporated in the Cayman Islands with limited liability)

RESULTS ANNOUNCEMENT
FOR THE SIX MONTHS ENDED 30TH SEPTEMBER, 2002

CHARACTERISTICS OF THE GROWTH ENTERPRISE MARKET ("GEM") OF THE STOCK EXCHANGE OF HONG KONG LIMITED (THE "STOCK EXCHANGE")

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the Main Board and no assurance is given that there will be a liquid market in the securities traded on GEM.

The principal means of information dissemination on GEM is publication on the internet website operated by the Stock Exchange. Listed companies are not generally required to issue paid announcement in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website in order to obtain up-to-date information on GEM listed issuers.

This announcement, for which the directors (the "Directors") of Thiz Technology Group Limited collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to Thiz Technology Group Limited. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: 1. the information contained in this announcement is accurate and complete in all material respects and not misleading; 2. there are no other matters the omission of which would make any statement in this announcement misleading; and 3. all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

* *For identification purposes only*

SUMMARY

- The Group recorded a turnover of approximately HK$37,707,000 for the six months ended 30th September, 2002.
- Profit attributable to shareholders was approximately HK$8,352,000.
- The directors of the Company (the "Directors") do not recommend the payment of an interim dividend for the six months ended 30th September, 2002.

RESULTS

The board of Directors (the "Board') of Thiz Technology Group Limited (the "Company") is pleased to announce the unaudited consolidated results of the Company and its subsidiaries (together the "Group") for the three months and six months ended 30th September, 2002 together with the comparative unaudited figures for the corresponding periods in 2001 as follows:

CONDENSED CONSOLIDATED INCOME STATEMENT

		For the three months ended 30th September,		For the six months ended 30th September,	
		2002	2001	**2002**	2001
	Notes	***HK$'000***	*HK$'000*	***HK$'000***	*HK$'000*
Turnover	*2*	**13,629**	4,074	**37,707**	6,640
Cost of sales		**(1,476)**	(2,590)	**(12,591)**	(4,597)
Gross profit		**12,153**	1,484	**25,116**	2,043
Other income		**26**	159	**59**	260
Operating expenses		**(10,103)**	(3,727)	**(16,823)**	(5,719)
Profit/(Loss) from operations		**2,076**	(2,084)	**8,352**	(3,416)
Finance costs		**–**	–	**–**	–
Share of loss of a jointly controlled entity	*3*	**–**	(265)	**–**	(427)
Profit/(Loss) before tax	*4*	**2,076**	(2,349)	**8,352**	(3,843)
Taxation	*5*				
– Hong Kong		**–**	–	**–**	–
– Elsewhere		**–**	–	**–**	(2)
Profit/(Loss) for the period		**2,076**	(2,349)	**8,352**	(3,845)
Dividend		**–**	–	**–**	–
Earnings/(Loss) per share	*6*				
– Basic (in cents)		**0.13**	(0.15)	**0.50**	(0.26)
– Diluted (in cents)		**0.13**	–	**0.50**	–

CONDENSED CONSOLIDATED BALANCE SHEET

	Notes	At 30th September, 2002 (Unaudited) HK$'000	At 31st March, 2002 (Audited) HK$'000
NON-CURRENT ASSETS			
Fixed assets		1,657	1,104
Interest in a jointly controlled entity	3	–	394
Product development costs		4,384	3,312
Goodwill	3	588	–
		6,629	4,810
CURRENT ASSETS			
Inventories		178	17
Trade receivables	7	18,388	5,291
Other receivables, deposits and prepayments		6,039	3,342
Pledged time deposit		300	300
Cash and bank balance		2,199	14,615
Tax recoverable		21	–
		27,125	23,565
CURRENT LIABILITIES			
Trade payables	8	86	906
Other payables, accruals and deposits received		1,974	2,054
Amount due to directors		3	65
Taxation		–	12
		2,063	3,037
NET CURRENT ASSETS		25,062	20,528
NET ASSETS		31,691	25,338
CAPITAL AND RESERVES			
Share capital		16,461	16,545
Reserves		15,230	8,793
SHAREHOLDERS' FUNDS		31,691	25,338

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	For the six months ended 30th September,	
	2002	2001
	(Unaudited)	(Unaudited)
	HK$'000	*HK$'000*
		(Restated)
Net cash outflow from operating activities	**(7,689)**	(6,767)
Net cash outflow from investing activities	**(4,769)**	(264)
Net cash outflow before financing activities	**(12,458)**	(7,031)
Net cash inflow from financing activities	**42**	26,143
(Decrease)/increase in cash and cash equivalents	**(12,416)**	19,112
Cash and cash equivalents at beginning of the period	**14,915**	503
Cash and cash equivalents at end of the period	**2,499**	19,615
Analysis of the balances of cash and cash equivalents		
Cash and bank balances	**2,199**	19,615
Pledged time deposit	**300**	–
	2,499	19,615

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

	Share Capital HK$'000	Share Premium HK$'000	Special Reserves HK$'000	Exchange Reserves HK$'000	Accumulated Losses/ Retained Profits HK$'000	Total HK$'000
As at 1st April, 2001	1	–	380	–	(11,573)	(11,192)
Placing	2,600	–	–	–	–	2,600
Arising on the reorganisation	20	–	(20)	–	–	–
Capitalisation of loans from shareholders	7	9,916	–	–	–	9,923
Premium arising on placing	–	28,340	–	–	–	28,340
Share issue expenses	–	(4,766)	–	–	–	(4,766)
Capitalisation issue	13,917	(13,917)	–	–	–	–
Loss for the period	–	–	–	–	(3,845)	(3,845)
As at 30th September, 2001	16,545	19,573	360	–	(15,418)	21,060
As at 1st April, 2002	16,545	19,573	360	5	(11,145)	25,338
Repurchase of own shares	(84)	(1,915)	–	–	–	(1,999)
Profit for the period	–	–	–	–	8,352	8,352
As at 30th September, 2002	16,461	17,658	360	5	(2,793)	31,691

The special reserve of the Group represents the difference between the nominal value of shares of the Company and the nominal value of the shares of the subsidiaries acquired pursuant to the Reorganisation.

Notes:

1. (a) Group reorganisation and basis of preparation

The Company was incorporated in the Cayman Islands on 6th December, 2000 as an exempted company with limited liability under the Companies Law (2000 Revision).

Pursuant to a group reorganisation (the "Reorganisation") to rationalize the structure of the Company and its subsidiaries in the preparation for the listing of the Company's shares on GEM, the Company issued shares in exchange for the entire issued share capital of Thiz Technology Group (BVI) Holdings Limited and its subsidiaries and thereby became the holding company of the Group on 5th July, 2001.

The Group resulting from the Reorganisation is regarded as a continuing entity. Accordingly, the consolidated income statements have been prepared as if the Company had always been the holding company of the Group. In the opinion of the Directors, the consolidated income statements prepared on the above basis present fairly the results of the Group as a whole.

All significant intra-group transactions and balances have been eliminated on combination.

The principal accounting policies adopted in preparing the unaudited consolidated results conform with Statement of Standard Accounting Practice issued by the Hong Kong Society of Accountants.

The unaudited condensed financial statements have been prepared in accordance with the Statement of Standard

Accounting Practice ("SSAP") 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants and with the applicable disclosure requirements of Chapter 18 of the Rules Governing the Listing of Securities on the Growth Enterprise Market ("GEM Listing Rules").

The accounting policies and methods of computation adopted are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31st March, 2002 except that the Group has adopted the following SSAPs for the first time in the current period:–

SSAP 1 (revised)	:	Presentation of financial statements
SSAP 15 (revised)	:	Cash flow statements
SSAP 25	:	Interim financial reporting
SSAP 34	:	Employee benefits

(b) Goodwill

Goodwill represents the excess of the purchase consideration over the attributable share of the fair value of separable net assets of subsidiaries at the date of acquisition and is amortised on a straight line basis over five years from the date of acquisition of subsidiaries.

2. Turnover

Turnover represents the invoiced value of computer products sold and Group's Linux based software products distributed, commission income, artwork and Web design services rendered, after allowances for returns and discounts and net of value-added tax.

	For the three months ended 30th September,		**For the six months ended 30th September,**	
	2002	2001	**2002**	2001
	(Unaudited)	(Unaudited)	**(Unaudited)**	(Unaudited)
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
By Principal activities				
Distribution of Group's Linux based software products	**12,090**	1,341	**24,600**	1,918
Sale of computer products	**1,539**	2,583	**13,106**	4,556
Commission income from sales of computer products	**–**	150	**–**	152
Artwork and Web design services income	**–**	–	**1**	14
	13,629	4,074	**37,707**	6,640
By Principal markets				
Hong Kong	**137**	2,076	**7,111**	4,342
PRC	**43**	668	**299**	684
Taiwan	**12,096**	1,330	**24,474**	1,486
USA	**355**	–	**1,445**	128
France	**527**	–	**1,522**	–
Others	**471**	–	**2,856**	–
	13,629	4,074	**37,707**	6,640

3. Share of loss of a jointly controlled entity

The amount represents the share of loss of Thiz Grandmass ERP Systems Limited ("Thiz ERP") for the six months ended 30th September, 2002 and 30th September, 2001.

On 6th May, 2002, the Group acquired an additional 50% interest in Thiz ERP at a consideration of HK$50,000 and resulted in goodwill of HK$588,000 and thereafter Thiz ERP became a wholly owned subsidiary of the Company.

4. Profit/(loss) from operations

	For the three months ended 30th September,		For the six months ended 30th September	
	2002	2001	**2002**	2001
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Profit/(loss) from operations has been arrived at after charging/(crediting)				
Cost of inventories sold	**1,476**	2,590	**12,591**	4,597
Amortisation of product development costs	**243**	–	**388**	–
Depreciation	**138**	32	**273**	61
Interest income	**2**	5	**8**	93

5. Taxation

No provision for Hong Kong profits tax has been made as the Group did not generate any assessable profits in Hong Kong during the six months ended 30th September, 2002 and 30th September, 2001.

Taxes on profits assessable elsewhere have been calculated at the rates to tax prevailing in the countries in which the Group operates, based on existing legislation, interpretations and practices in respect thereof.

No provision for deferred taxation has been made as the Group did not have any significant unprovided deferred tax in respect of the periods.

6. Earnings/(loss) per share

(a) Basic earnings/(loss) per share

The calculation of basic earnings (2001: loss) per share is based on the profit attributable to shareholders of HK$8,352,000 (2001: loss of HK$3,845,000) and the weighted average of 1,646,060,000 ordinary shares (2001: 1,488,270,000) in issue during the period.

(b) Diluted earnings/(loss) per share

The calculation of diluted earnings per share for the period ended 30th September, 2002 is based on the profit attributable to shareholders of HK$8,352,000. The weighted average number of ordinary shares used in the calculation is the 1,646,060,000 ordinary shares, as used in the basic earnings per share calculation and the weighted average of 3,162,000 ordinary shares assumed to have been issued at no consideration on the deemed exercise of all share options on the date when the share options were granted. No diluted loss per share for the period ended 30th September, 2001 has been presented as the potential shares issuable under the share options granted are anti-dilutive.

7. **Trade receivables**

The Group's trading terms with its customers are mainly on a cash-on-delivery basis, except for major customers, where an average credit period of 30 days is normally given.

The following is an aged analysis of trade receivables at the reporting date:–

	30th September, 2002 (Unaudited) *HK$'000*	**31st March, 2002 (Audited)** *HK$'000*
0-30 days	**7,828**	**5,220**
31-60 days	**4,020**	**46**
61-90 days	**–**	**5**
Over 90 days	**6,540**	**20**
	18,388	**5,291**

8. **Trade payables**

The following is an aged analysis of trade payables at the reporting date:–

	30th September, 2002 (Unaudited) *HK$'000*	**31st March, 2002 (Audited)** *HK$'000*
0-30 days	**86**	**899**
31-60 days	**–**	**7**
	86	**906**

INTERIM DIVIDEND

The Board does not recommend the payment of an interim dividend for the six months ended 30th September, 2002 (2001: Nil).

BUSINESS REVIEW AND PROSPECTS

Financial Performance

For the six months ended 30th September, 2002, the Group's consolidated turnover amounted to HK$37,707,000, an increase of 468% are compared to HK$6,640,000 for the corresponding period in 2001. For the period under review, the Group achieved a profit from operating activities of HK$8,352,000 as compared to a loss of HK$3,416,000 for the corresponding period in 2001. The net profit from ordinary activities attributable to shareholders for the six months ended 30th September, 2002 amounted to HK$8,352,000, against a net loss of HK$3,845,000 for the corresponding period in 2001.

Business Development

The Group is still recruiting more sales and marketing staff in PRC to join the sales and marketing team in order to grasp an opportunity to develop PRC markets which PRC has been joined into WTO recently.

Two new sudsidiaries in which the Group wholly owned interest have been set up in Beijing and Shenzhen, the PRC. The subsidiaries will be responsible for the sales and marketing of the Group's products and services in the PRC. By the formation of the subsidiaries in the PRC, it is expected that the Group will penetrate into the PRC market gradually.

In order to boost our brand name in the international area, the Group joined the LinuxWorld Conference & Expo in San Franscisco, USA, in August. It is the leading event focused exclusively on Linux and Open Source solutions. As the premier marketplace for Linux products and services, LinuxWorld features a high-level strategic and technical conference program.

During the conference and expo, our Group had a chance to introduce our products and services to potential customers and raise our brand-awareness in the international area.

Outlook

Our Group has provided the tailor-made Linux Solutions in PRC as the demand of such business will be enormous and generated huge profit. Recently, we have signed with some PRC partners which we provided the Linux manual and support the signing partners.

The establishment of a Level 1 American Depository Receipt ('ADR') program had been approved by the United States Securities and Exchange Commission. Trading of the ADRs has been commenced in the United States in the over-the-counter in October 2002. Through establishing the ADR program, the Group aims at expanding its shareholders base via wider and diversified securities markets, improving the liquidity of the shares of the Group and upgrading its corporate image and status.

COMPARISON OF BUSINESS OBJECTIVE WITH ACTUAL BUSINESS PROGRESS

According to the business objectives as stated in the Company's prospectus dated 20th July, 2001	Actual business progress in respect of the six months period ended 30th September, 2002
(1) Develop and improve ThizLinux	
Launch ThizLinux desktop version to run in Japanese	It has been completed
(2) Develop applications software on Linux platform with joint venture partners	
(a) Launch the accounting software that runs on Linux	Software plan has been suspensed, we try to find partners rather to develop itself
(b) Distribute the accounting software that runs on Linux in the PRC	Software plan has been suspensed
(c) Start development work of Web-based education platform with Yuan Wang	To be developed in house
(3) Develop Linux compatible Web application softwares based on features of the Group portals	
Develop and launch Linux compatible e-shop software with uploading function	The project will be expected to complete in mid year of 2003
(4) Marketing strategies	
(a) Road show tour in the PRC to promote the Group's Linux products	The road show has been postphoned
(b) Joint promotion with Yuan Wang and Great Asia	Software plan has been suspensed

USE OF PROCEEDS

The Group has applied the net proceeds from the new issue of Shares by way of placing as follows:

	Originally planned* *HK$'000*	**Amount utilized up to 30th September, 2002** *HK$'000*
Contribution to the joint ventures to develop application software on Linux	3,700	1,274
Setting up sales office in Beijing	3,000	3,308
Marketing and promotion	2,700	3,877
Enhancement of the Group's existing Linux products	2,000	1,781
Development of Web applications and other computing products/services	500	129
Purchase of hardware equipment	400	309
	12,300	10,678

* *Amounts are extracted from the Company's prospectus dated 20th July, 2001 issued in relation to the Company's placing and proposed listing of shares on GEM.*

MANAGEMENT DISCUSSION AND ANALYSIS

Liquidity, financial resources and capital structure

As at 30th September, 2002, the Group has net current assets of approximately HK$32 million. The financial position of the Group remains healthy with a non-gearing capital structure.

Capital commitments and significant investments

As at 30th September, 2002, the Group did not have any significant capital commitments and significant investments.

Financial resources

As at 30th September, 2002, the Group had bank balances of approximately HK$2.2 million. The Company intends to finance the Group's future operations, capital expenditure and other capital requirements with the existing bank balances available.

Material acquisitions/disposals

The Group had no material acquisitions/disposals during the reporting period.

Segmental information

An analysis of business and geographical segments is as follows:

	Turnover		Contribution to (Loss)/profit from operations	
	2002	2001	**2002**	2001
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Principal activities:				
Distribution of Group's Linux based software products	**24,600**	1,918	**21,047**	(88)
Sale of computer products	**13,106**	4,556	**(720)**	(94)
Commission income from sales of computer products	**–**	152	**–**	148
Artwork and Web design services income	**1**	14	**1**	14
	37,707	6,640	**20,328**	(20)
Other income			**59**	260
Other operating expenses			**(12,035)**	(3,656)
Operating profit/(loss)			**8,352**	(3,416)
Principal markets:				
Hong Kong	**7,111**	4,342	**(686)**	(1,047)
PRC	**299**	684	**(750)**	(8)
Taiwan	**24,474**	1,486	**22,300**	953
Others	**5,823**	128	**(536)**	82
	37,707	6,640	**20,328**	(20)
Other income			**59**	260
Other operating expenses			**(12,035)**	(3,656)
Operating profit/(loss)			**8,352**	(3,416)

Employee information

As at 30th September, 2002, the Group had 96 employees spreading over Hong Kong, PRC and Taiwan.

The Group's remuneration and bonus policies are basically determined by the performance of individual employees.

The Group encourages employees to receive training and further education. It also sponsors senior executives for higher education programs.

The Group has adopted a share option scheme whereby certain employees of the Group may be granted options to acquire shares.

Charges on the group's assets and contingent liabilities

At 30th September, 2002, the time deposit of HK$300,000 has been pledged to a bank to secure general banking facilities of HK$300,000 being the credit limit of corporate credit card to the Group.

As at 30th September, 2002, the Group had no material contingent liabilities.

Exposure to foreign exchange risk

Since the functional currencies of the Group's operations and Hong Kong dollars, Renminbi ("RMB") and New Taiwan Dollars ("NTD"), the Directors consider that the potential foreign exchange exposure of the Group is limited.

DIRECTORS' INTERESTS IN SHARE CAPITAL

As at 30th September, 2002, the interests of the Directors and their associates in the share capital of the Company or its associated corporations, as recorded in the register maintained by the Company pursuant to Section 29 of the Securities (Disclosure of Interests) Ordinance (the "SDI Ordinance"), were as follows:

	Number of ordinary shares held			
	Personal interest	Family interest	Corporate interest	Other interest
Mr. Wong Hoi Wong ("Mr. Albert Wong")	–	–	–	664,425,000 *(Note)*
Mr. Li Sze Tang	397,350,000	–	–	–
Ms. Wanzi Huang	69,725,000	–	–	–

Note: These 664,425,000 shares are held by Eaglemax International Investment Limited, a company wholly owned by Intelligent Management Limited as the trustee of Intelligent Management Discretionary Trust, a family discretionary trust the objects of which include Mr. Albert Wong and his family and any charity in the world.

Save as disclosed above, none of the Directors had any personal, family, corporate or other interests in the share capital of the Company as recorded in the register required to be kept by the Company under Section 29 of the SDI Ordinance as at 30th September, 2002.

DIRECTORS' RIGHT TO SUBSCRIBE FOR EQUITY OR DEBT SECURITIES

The Company adopted the Share Option Scheme (the "Scheme") on 6th July, 2001, pursuant to which it may grant options to full-time employees of the Group including executive directors of the Company to subscribe for shares in the Company.

As at 30th September, 2002, the following options had been granted to the following executive directors:

Grantee	Date of grant	Exercise price per share *HK$*	Exercise period	No. of ordinary shares eligible for subscription under the option	Types of interest
Mr. Li Sze Tang	21st November, 2001	0.315	30th June, 2002 to 29th June, 2012	1,640,000	Personal
				1,640,000	Family(*)
Mr. Albert Wong	21st November, 2001	0.315	30th June, 2002 to 29th June, 2012	1,640,000	Personal
Ms. Wanzi Huang	21st November, 2001	0.315	30th June, 2002 to 29th June, 2012	16,540,000	Personal

(*) It represents options granted to his spouse who is an employee of the Company.

Save as disclosed above, at no time during the period was the Company or any of its subsidiaries a party to any arrangements to enable any of the Company's Directors or members of its management to acquire benefits by means of the acquisition of shares in, or debt securities (including debentures) of, the Company or any other body corporate.

Save as disclosed above, none of the Directors or their spouse or children under the age of 18 was granted by the Company or any of its subsidiaries any right to subscribe for equity or debt securities of the Company or any body corporate, or had exercised any such right as at 30th September, 2002.

As at 30th September, 2002, save as disclosed below, no other options has been granted under the scheme and none of the options granted has been exercised.

OUTSTANDING SHARE OPTION

As at 30th September, 2002, in addition to the options granted to executive directors as disclosed above, the following options had been granted to other participants.

No. of employees	Date of grant	Exercise price per share *HK$*	Exercise period	No. of ordinary shares eligible for subscription under the option
2	21st November, 2001	0.315	30th June, 2002 to 29th June, 2012	18,180,000

SUBSTANTIAL SHAREHOLDERS

As at 30th September, 2002, the following entity, not being a director or chief executive of the Company, had or was deemed to have interest of 10% or more in the issued share capital of the Company, as recorded in the register required to be kept by the Company under Section 16(1) of the SDI Ordinance.

	Number of ordinary shares held	Percentage of shareholding
Eaglemax International Investment Limited *(Note)*	664,425,000	40.36%

Note: These 664,425,000 shares are held by Eaglemax International Investment Limited, a company wholly owned by Intelligent Management Limited as the trustee of Intelligent Management Discretionary Trust, a family discretionary trust the objects of which include Mr. Albert Wong and his family and any charity in the world.

MANAGEMENT SHAREHOLDERS

Save for the interests disclosed above in respect of the Directors, chief executive and their associates, the Directors are not aware of any person who, as at 30th September, 2002, was entitled to exercise or control the exercise of 5 per cent or more of the voting power at general meetings of the Company and who was able, as a practical matter, to direct or influence the management of the Company.

INTEREST OF THE SPONSOR

CSC Asia Limited ("CSC") had entered into a sponsorship agreement with the Company whereby, for a fee, CSC will act as the Company's continuing sponsor for the purpose of Chapter 6 of the GEM Listing Rules for the period from 27th July, 2001 to 31st March, 2004.

None of CSC, its directors, employees nor associates had any interests in the securities of the Company or any member of the Group, or any right to subscribe for or to nominate persons to subscribe for the securities of the Company or any member of the Group as at 30th September, 2002.

COMPETING INTERESTS

None of the Directors or the management shareholders (as defined in the GEM Listing Rules) of the Company or their respective associates had any interest in a business which competed or might compete with business of the Group.

COMPLIANCE WITH RULES 5.28 TO 5.39 OF THE GEM LISTING RULES

The Company has compiled with Rules 5.28 to 5.39 of the GEM Listing Rules concerning board practices and procedures during the six months ended 30th September, 2002.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the six months ended 30th September, 2002, the Company repurchased on the Stock Exchange a total of 8,440,000 ordinary shares of HK$0.01 each in the share capital of the Company at an aggregate price of HK$1,991,800 details of which are as follows:

Month of Repurchase	**No. of Shares Repurchased**	**Price per share**		**Aggregate Price Paid**
		Highest	**Lowest**	
		HK$	*HK$*	*HK$*
April 2002	–	–	–	–
May 2002	–	–	–	–
June 2002	–	–	–	–
July 2002	–	–	–	–
August 2002	8,440,000	0.236	0.235	1,991,800
September 2002	–	–	–	–
	8,440,000			1,991,800

The Directors of the Company considered that the above repurchases were made with a view to enhancing the net asset and earnings per share of the Company.

Those shares were cancelled shortly after repurchase and the issued share capital of the Company was correspondingly reduced.

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the six months ended 30th September, 2002

AUDIT COMMITTEE

The Company has established an audit committee in August 2001 with its written terms of reference being in compliance with Rules 5.23 to 5.25 of the GEM Listing Rules. The primary duties of the audit committee are to review and supervise the financial reporting process and internal control systems of the Group and to provide advice and comments to the Board.

The audit committee comprises two members, namely, Ms. Li Zhe and Mr. Kwok Ming Wa, both being independent non-executive Directors of the Company.

By Order of the Board
Wong Hoi Wong
Chief Executive Officer

Hong Kong, 13th November, 2002

This announcement will remain on the GEM website at http://www.hkgem.com on the "Latest Company Announcements" page for at least 7 days from the date of its posting.

THIZ TECHNOLOGY GROUP LIMITED
即時科研集團有限公司

(incorporated in the Cayman Islands with limited liability)

ANNOUNCEMENT

The Board of Directors (the "Board") of Thiz Technology Group Limited (the "Company") hereby announces that a Meeting of the Board will be held at Unit 502-5, Tower 3, Enterprise Square, 9 Sheung Yuet Road, Kowloon Bay, Kowloon, Hong Kong on Wednesday, 13th November, 2002 at 4:00 p.m. for the following purposes:

1. To consider and approve the unaudited consolidated half-year results of the Company and its subsidiaries for the six months ended 30th September, 2002 and the announcement of the half-year results;

2. To approve the publication of the half-year results on the GEM website and the dispatch of the half-year results report to shareholders;

3. To consider the payment of dividend, if any;

4. To consider the closure of the Register of Members, if necessary; and

5. To transact any other business.

By Order of the Board
Sum Yan Ning
Company Secretary

Hong Kong, 1st November, 2002

This announcement, for which the Directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief : (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the GEM website at http://www.hkgem.com on the "Latest Company Announcements" page for at least 7 days from the date of its posting.

This announcement is made at the request of the Stock Exchange of Hong Kong Limited. The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

THIZ TECHNOLOGY GROUP LIMITED
即時科研集團有限公司*

(incorporated in the Cayman Islands with limited liability)

ANNOUNCEMENT

We have noted today's decrease in the price of the shares of Thiz Technology Group Limited (the "Company") and wish to state that we are not aware of any reasons for such decrease.

We also confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Chapters 19 to 20 of the GEM Listing Rules, neither is the board of directors of the Company (the "Board") aware of any matter discloseable under the general obligation imposed by Rule 17.10 of the GEM Listing Rules, which is or may be of a price-sensitive nature.

Made by the order of the Board, the directors of which collectively and individually accept responsibility for the accuracy of this announcement.

By order of the Board
SUM YAN NING
Company Secretary

Hong Kong, 25 October 2002

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the GEM website on the "Latest Company Announcements" page for 7 days from the date of its posting.

* *For identification purposes only*

THIZ TECHNOLOGY GROUP LIMITED

即時科研集團有限公司*

(incorporated in the Cayman Islands with limited liability)

ANNOUNCEMENT

We have noted today's decrease in the price of the shares of Thiz Technology Group Limited (the "Company") and wish to state that we are not aware of any reasons for such decrease.

We also confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Chapters 19 to 20 of the GEM Listing Rules, neither is the board of directors of the Company (the "Board") aware of any matter discloseable under the general obligation imposed by Rule 17.10 of the GEM Listing Rules, which is or may be of a price-sensitive nature.

Made by the order of the Board, the directors of which collectively and individually accept responsibility for the accuracy of this announcement.

By order of the Board
SUM YAN NING
Company Secretary

Hong Kong, 17 October 2002

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the GEM website on the "Latest Company Announcements" page for 7 days from the date of its posting.

* *For identification purposes only*

THIZ TECHNOLOGY GROUP LIMITED

(the "Company")

即時科研集團有限公司*

(incorporated in the Cayman Islands with limited liability)

ESTABLISHMENT OF ADR PROGRAM

The Company would like to announce that the establishment of a Level 1 ADR program for the Company has been approved by the United States Securities and Exchange Commission. Trading of the ADR will be commenced in U.S. in the over-the-counter market on 15th October, 2002 (U.S. time).

Further to an announcement of the Company dated 26th June, 2002 in relation to the establishment of a Level 1 American Depository Receipt ("ADR") program for the Company. The Company would like to announce that the establishment of such a program has been approved by the United States Securities and Exchange Commission on 11th October, 2002. Trading of the ADRs will be commenced in the United States ("U.S.") in the over-the-counter market on 15th October, 2002 (U.S. time). Through establishing the ADR program, the Company aims at expanding its shareholders base via wider and diversified securities markets, improving the liquidity of the shares of the Company (the "Shares") and upgrading its corporate image and status.

The following is a brief description of how ADR works. Before trading of the Company's ADR can commence, an ADR must be issued beforehand. An U.S. investor who is interested in purchasing the Company's shares will contact his/her broker in the U.S. The U.S. broker will then contact a broker in Hong Kong to place an order for the equivalent number of Shares for which the investor wants. After the Hong Kong broker purchases the Shares in the Hong Kong stock market, the Shares are deposited with the custodian (Hong Kong based) of The Bank of New York, the depositary bank of the Company's ADR. The custodian in Hong Kong will credit The Bank of New York's account and notify it of the deposit. Upon notification by the custodian of the deposit, The Bank of New York will issue the ADR of the Company and deliver it to the broker in the U.S. Once the ADRs are issued, they can be freely bought and sold through brokers on the U.S. market like other types of U.S. securities. No new Shares will be issued pursuant to the ADR program.

By Order of the Board
Thiz Technology Group Limited
Li Sze Tang
Chairman

Hong Kong, 15th October, 2002

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The directors of the Company, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief (i) the information contained in this announcement is accurate and complete in all material respects and not misleading; (ii) there are no other matters the omission of which would make any statement in this announcement misleading; and (iii) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the GEM website on the "Latest Company Announcement" page for at least 7 days from the day of its posting.

* *For identification purpose only*

THIZ TECHNOLOGY GROUP LIMITED

即時科研集團有限公司*

(incorporated in the Cayman Islands with limited liability)

ANNOUNCEMENT

We have noted today's increase in the price of the shares of Thiz Technology Group Limited (the "Company") and wish to state that we are not aware of any reasons for such increase.

We also confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Chapters 19 to 20 of the GEM Listing Rules, neither is the board of directors of the Company (the "Board") aware of any matter discloseable under the general obligation imposed by Rule 17.10 of the GEM Listing Rules, which is or may be of a price-sensitive nature.

Made by the order of the Board, the directors of which collectively and individually accept responsibility for the accuracy of this announcement.

By order of the Board
SUM YAN NING
Company Secretary

Hong Kong, 7 October 2002

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the GEM website on the "Latest Company Announcements" page for 7 days from the date of its posting.

* *For identification purposes only*

This announcement is made at the request of the Stock Exchange of Hong Kong Limited. The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

THIZ TECHNOLOGY GROUP LIMITED

即時科研集團有限公司*

(incorporated in the Cayman Islands with limited liability)

ANNOUNCEMENT

We have noted today's decrease in the price of the shares of Thiz Technology Group Limited (the "Company") and wish to state that we are not aware of any reasons for such decrease.

We also confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Chapters 19 to 20 of the GEM Listing Rules, neither is the board of directors of the Company (the "Board") aware of any matter discloseable under the general obligation imposed by Rule 17.10 of the GEM Listing Rules, which is or may be of a price-sensitive nature.

Made by the order of the Board, the directors of which collectively and individually accept responsibility for the accuracy of this announcement.

By order of the Board
SUM YAN NING
Company Secretary

Hong Kong, 4 October 2002

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the GEM website on the "Latest Company Announcements" page for 7 days from the date of its posting.

* *For identification purposes only*

THIZ TECHNOLOGY GROUP LIMITED
即時科研集團有限公司*

(incorporated in the Cayman Islands with limited liability)

ANNOUNCEMENT

We have noted today's decrease in the price of the shares of Thiz Technology Group Limited (the "Company") and wish to state that we are not aware of any reasons for such decrease.

We also confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Chapters 19 to 20 of the GEM Listing Rules, neither is the board of directors of the Company (the "Board") aware of any matter discloseable under the general obligation imposed by Rule 17.10 of the GEM Listing Rules, which is or may be of a price-sensitive nature.

Made by the order of the Board, the directors of which collectively and individually accept responsibility for the accuracy of this announcement.

By order of the Board
SUM YAN NING
Company Secretary

Hong Kong, 30 September 2002

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the GEM website on the "Latest Company Announcements" page for 7 days from the date of its posting.

* *For identification purposes only*

THIZ TECHNOLOGY GROUP LIMITED

(the "Company")

即時科研集團有限公司*

(incorporated in the Cayman Islands with limited liability)

CHANGE OF PRINCIPAL PLACE OF BUSINESS

The board of directors of the Company hereby announces that the principal place of business of the Company will be changed to Unit 2-5, 5th Floor, Tower 3, Enterprise Square, 9 Sheung Yuet Road, Kowloon Bay, Kowloon, Hong Kong with effect from 30th September, 2002.

By Order of the Board
Sum Yan Ning
Company Secretary

Hong Kong, 27th September, 2002

* *For identification purposes only*

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the GEM for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief (i) the information contained in this announcement is accurate and complete in all material respects and not misleading; (ii) there are no other matters the omission of which would make any statement in this announcement misleading; and (iii) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumption that are fair and reasonable.

This announcement will appear on the GEM website on the "Latest Company Announcements" page for 7 days from the date of its posting.

THIZ TECHNOLOGY GROUP LIMITED
即時科研集團有限公司*

(incorporated in the Cayman Islands with limited liability)

ANNOUNCEMENT

We have noted today's decrease in the price of the shares of Thiz Technology Group Limited (the "Company") and wish to state that we are not aware of any reasons for such decrease.

We also confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Chapters 19 to 20 of the GEM Listing Rules, neither is the board of directors of the Company (the "Board") aware of any matter discloseable under the general obligation imposed by Rule 17.10 of the GEM Listing Rules, which is or may be of a price-sensitive nature.

Made by the order of the Board, the directors of which collectively and individually accept responsibility for the accuracy of this announcement.

By order of the Board
SUM YAN NING
Company Secretary

Hong Kong, 13 September 2002

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the GEM website on the "Latest Company Announcements" page for 7 days from the date of its posting.

* *For identification purposes only*

THIZ TECHNOLOGY GROUP LIMITED
即時科研集團有限公司*

(incorporated in the Cayman Islands with limited liability)

CHANGE OF CHIEF EXECUTIVE OFFICER

Mr. Li Sze Tang has resigned from his position as Chief Executive Officer of Thiz Technology Group Limited (the "Company") on 28th August, 2002. The Directors confirm that there should be no adverse impact on the operation of the Group.

It is hereby announced that Mr. Li Sze Tang has resigned from his position as Chief Executive Officer of Thiz Technology Group Limited (the "Company") on 28th August, 2002 due to reallocation of his time devoted to his other business. On the same date, Mr. Wong Hoi Wong was appointed as Chief Executive Officer of the Company. Mr. Li remains as the executive director of the Company and Chairman of the Group but he has estimated that his time attributable to the Company and its subsidiaries (the "Group") will be decreased to about 30%. The directors of the Company (the "Directors") confirm that there should be no adverse impact on the operation of the Group.

By Order of the Board
Thiz Technology Group Limited
Sum Yan Ning
Company Secretary

4th September, 2002

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The directors of the Company, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief (i) the information contained in this announcement is accurate and complete in all material respects and not misleading; (ii) there are no other matters the omission of which would make any statement in this announcement misleading; and (iii) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the GEM website on the "Latest Company Announcement" page for 7 days from the day of its posting.

* *For identification purpose only*

Quarterly Results announcement form

Name of listed company	:Thiz Technology Group Limited
Stock code	:8119
Year end date	:31st March, 2003
Auditors' report :	Modified Qualified Unqualified X N/A

Important Note :

This result announcement form only contains extracted information from and should be read in conjunction with the detailed results announcement of the issuer, which can be viewed on the GEM website at http://www.hkgem.com

Currency: HK$'000

Quarterly Results Announcement		(Unudited) Current Period from 01/04/2002 to 30/06/2002 HK$'000	(Unudited) Last Corresponding Period from 01/04/2001 to 30/06/2001 HK$'000
Turnover	:	24,076	2,566
Profit/(Loss) from Operations	:	6,276	-1,332
Finance cost	:	0	0
Share of Profit/(Loss) of Associates	:	0	0
Share of Profit/(Loss) of Jointly Controlled Entites	:	0	-162
Profit/(Loss) after Taxation & MI	:	6,276	-1,496
% Change Over the Last Period	:	N/A %	
EPS / (LPS) - Basic	:	0.38 cent	-0.11 cents
- Diluted	:	0.38 cent	N/A
Extraordinary (ETD) Gain/(Loss)	:	0	0
Profit (Loss) after ETD Items	:	6,276	-1,496
1st Q Dividend per Share	:	Nil	Nil
(specify if with other options)	:	N/A	N/A
B/C Dates for 1st Q Dividend	:	N/A to	N/A bdi.
Payable Date	:	N/A	
B/C Dates for AGM/SGM	:	N/A to	N/A bdi.
Other Distribution for Current Period	:	NIL	
B/C Dates for Other Distribution	:	N/A to	N/A bdi.

(bdi: both days inclusive)

For and on behalf of
Thiz Technology Group Limited

Signature :
Name : Sum Yan Ning
Title :Company Secretary

Responsibility statement

The directors of the Company (the "Directors") as at the date hereof

to the best of their knowledge and belief the Information are accurate and complete in all material respects and not misleading and that there are no other matters the omission of which would make the Information herein inaccurate or misleading. The Directors acknowledge that the Stock Exchange has no responsibility whatsoever with regard to the Information and undertake to indemnify the Exchange against all liability incurred and all losses suffered by the Exchange in connection with or relating to the Information.

Remark:

Basis of preparation

The accounts have been prepared in accordance with all applicable Statements of Standard Accounting Practice and Interpretations issued by the Hong Kong Society of Accountants, accounting principles generally accepted in Hong Kong. The principal accounting policies adopted in preparing the unaudited consolidated results are consistent with those followed in the Group' s annual financial statements for the year ended 31st March, 2002.

Earnings/(loss) per share
(a) Basic earnings/(loss) per share
The calculation of basic earnings (2001 : loss) per share is based on the profit attributable to shareholders of HK$6,276,000 (2001 : loss of HK$1,496,000) and the weighted average of 1,654,500,000 ordinary shares (2001 : 1,394,500,000) in issue during the period.

(b) Diluted earnings/(loss) per share
The calculation of diluted earning per share for the period ended 30th June, 2002 is based on the profit attributable to shareholders of HK$6,276,000. The weighted average number of ordinary shares used in the calculation is the 1,654,500,000 ordinary shares, as used in the basic earnings per share calculation and the weighted average of 8,433,000 ordinary shares assumed to have been issued at no consideration on the deemed exercise of all share options on the date when the share options were granted. No diluted loss per share for the period ended 30th June, 2001 has been presented as the potential shares issuable under the share options granted are anti-dilutive.

THIZ TECHNOLOGY GROUP LIMITED
即時科研集團有限公司*

(incorporated in the Cayman Islands with limited liability)

Results Announcement
For the three months ended 30th June, 2002

CHARACTERISTICS OF THE GROWTH ENTERPRISE MARKET ("GEM") OF THE STOCK EXCHANGE OF HONG KONG LIMITED (THE "STOCK EXCHANGE")

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the Main Board and no assurance is given that there will be a liquid market in the securities traded on GEM.

The principal means of information dissemination on GEM is publication on the internet website operated by the Stock Exchange. Listed companies are not generally required to issue paid announcement in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website in order to obtain up-to-date information on GEM listed issuers.

This announcement, for which the directors (the "Directors") of Thiz Technology Group Limited collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited (the "GEM Listing Rules") for the purpose of giving information with regard to Thiz Technology Group Limited. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: 1. the information contained in this announcement is accurate and complete in all material respects and not misleading; 2. there are no other matters the omission of which would make any statement in this announcement misleading; and 3. all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

* *For identification purpose only*

SUMMARY

- The Group recorded a turnover of approximately HK$24,076,000 for the three months ended 30th June, 2002.
- Profit attributable to shareholders was approximately HK$6,276,000.
- The Directors do not recommend the payment of an interim dividend for the three months ended 30th June, 2002.

RESULTS

The board of Directors (the "Board") of Thiz Technology Group Limited (the "Company") is pleased to announce the unaudited results of the Company and its subsidiaries (together the "Group") for the three months ended 30th June, 2002 together with the comparative unaudited figures for the corresponding period in 2001 as follows:

		For the three months ended 30th June,	
		2002	2001
	Note	***HK$'000***	*HK$'000*
Turnover	2	**24,076**	2,566
Cost of sales		**11,116**	(2,007)
Gross profit		**12,960**	559
Other income		**35**	101
Operating expenses		**6,719**	(1,992)
Profit/(loss) from operations		**6,276**	(1,332)
Share of loss of a jointly controlled entity	3	**–**	(162)
Profit/(loss) before taxation		**6,276**	(1,494)
Taxation	4		
– Hong Kong		**–**	–
– Elsewhere		**–**	(2)
Profit/(loss) for the period		**6,276**	(1,496)
Dividend		**–**	–
Profit/(loss) per share			
– Basic (in cents)	5	**0.38**	(0.11)
– Diluted (in cents)	5	**0.38**	–

Notes:

1. **Basis of preparation**

The accounts have been prepared in accordance with all applicable Statements of Standard Accounting Practice and Interpretations issued by the Hong Kong Society of Accountants, accounting principles generally accepted in Hong Kong. The principal accounting policies adopted in preparing the unaudited consolidated results are consistent with those followed in the Group's annual financial statements for the year ended 31st March, 2002.

2. **Turnover**

Turnover represents the invoiced value of Linux related products sold, distribution income, Linux related services and Web design services rendered and commission income/invoiced value of computer products sold through e-commerce platforms, after allowances for returns and discounts.

3. **Share of loss of a jointly controlled entity**

The amount represents the share of loss of Thiz Grandmass ERP Systems Limited ("Thiz ERP") for the three months ended 30th June, 2002 and 30th June, 2001.

On 6th May, 2002, the Group acquired an additional 50% interest in Thiz ERP at a consideration of HK$50,000 and thereafter Thiz ERP became a wholly owned subsidiary of the Company.

4. **Taxation**

No provision for Hong Kong profits tax has been made as the Group did not generate any assessable profits in Hong Kong during the three months ended 30th June, 2002 and 30th June, 2001.

Taxes on profits assessable elsewhere have been calculated at the rates to tax prevailing in the countries in which the Group operates, based on existing legislation, interprelations and practices in respect thereof.

No provision for deferred taxation has been made as the Group did not have any significant unprovided deferred tax in respect of the periods.

5. **Earnings/(loss) per share**

(a) Basic earnings/(loss) per share

The calculation of basic earnings (2001: loss) per share is based on the profit attributable to shareholders of HK$6,276,000 (2001: loss of HK$1,496,000) and the weighted average of 1,654,500,000 ordinary shares (2001: 1,394,500,000) in issue during the period.

(b) Diluted earnings/(loss) per share

The calculation of diluted earnings per share for the period ended 30th June, 2002 is based on the profit attributable to shareholders of HK$6,276,000. The weighted average number of ordinary shares used in the calculation is the 1,654,500,000 ordinary shares, as used in the basic earnings per share calculation and the weighted average of 8,433,000 ordinary shares assumed to have been issued at no consideration on the deemed exercise of all share options on the date when the share options were granted. No diluted loss per share for the period ended 30th June, 2001 has been presented as the potential shares issuable under the share options granted are anti-dilutive.

6. **Reserves**

There was no movement to or from reserves during the three months ended 30th June, 2002 and 30th June, 2001.

INTERIM DIVIDEND

The Board does not recommend the payment of an interim dividend for the three months ended 30th June, 2002 (2001: Nil).

BUSINESS REVIEW AND PROSPECTS

Financial Performance

During the first quarter, the Group's unaudited consolidated turnover and profit attributable to Shareholders for the three months ended 30th June, 2002 are HK$24,076,000 (2001: HK$2,566,000) and HK$6,276,000 (2001: loss of 1,496,000). There is 935% change in turnover over the corresponding period last year.

The increase of turnover and profit was attributable to the monthly sales of Thiz Linux software bundled with motherboard of the well-known motherboard manufacturer.

BUSINESS REVIEW

During the period under review, the Group has achieved another technological breakthrough to enable its software to support Lotus Notes, a computer application widely used by both the Hong Kong SAR Government and many large corporations. With this breakthrough, government departments already began to try and deploy Thiz Linux Desktop 6.0. Not only does this signify the Group's wide acceptance in the market, but also represents an important step for Thiz Linux operating system to become the mainstream operating system.

The Group continued to target the education sector as an effort to establish and expand a critical user group. The Group was able to upkeep its promise to continuously introduce new products every two months. During the period under review, ThizExamOnline@School and ThizShopOnline@School were introduced and installed in several pilot schools in Hong Kong. The former product is an online examination system and the latter is a school purchasing system. With these two new products combining the existing Thiz Linux platform, schools can operate on a fully integrated IT platform and can save valuable resources.

Besides penetrating the Hong Kong market, the Group has taken proactive strategy to explore and to capture opportunities in the abundant PRC market. During the period under review, the Group has cooperated with Beijing Normal University to tap into the lucrative long-distance educational programs for teachers, so as to raise the Group's brand awareness amongst the estimated 11 million teachers who are required to obtain their formal education degree by 2007. At the same time, the Group began to co-operate with renowned Chinese universities and various government departments to build a Linux education network in the PRC. After paying a registration fee to the Group, registered institutions will be granted the right to provide a series of courses on Thiz Linux as well as to issue certificates on behalf of the Group. This could possibly raise the Group's brand awareness in a cost-efficient manner while establishing a stable revenue source.

During the three months ended 30th June, 2002, the Group made inroads to further boost its brand name in the international arena. The Group's products were co-branded with Taiwan International Business Machine Company Limited ("Taiwan IBM") and served as an endorsement of the Group's product quality. This agreement signified the Group's first step for potential cooperation with renowned global IT giants in other markets. With the Taiwan government adopting usage of Linux software, the Group is confident that the demand in the Taiwan market will be substantial.

At the same time, the Group also announced the plan to establish an ADR program to bring the name of Thiz Technology to the investment community in the US.

Prospects

Looking ahead, the Group will continue to seek after market expansion and provide a comprehensive range of Linux applications. Reaching towards our goal to become a global Linux software provider, prototypes of Thiz Linux Desktop and Thiz Office box set will be developed for Australia and US markets. It is expected that the abovementioned products will be available for sale in both the US and Australia markets within 2 to 3 months. We will continue to explore both the retail and the OEM market in different regions. For the coming months, we will explore the South Asia market and to investigate the opportunity of Thiz Linux.

Our strategy is to continue leveraging on our sophisticated research and development capability as well as to liaise with technology partners to enhance our product attributes. With competitive edges in product development and strategic alliances, the Group differentiates itself from others and stands out as the leader in the Linux arena.

DIRECTORS' INTERESTS IN SHARE CAPITAL

As at 30th June, 2002, the interests of the Directors and their associates in the share capital of the Company or its associated corporations, as recorded in the register maintained by the Company pursuant to Section 29 of the Securities (Disclosure of Interests) Ordinance (the "SDI Ordinance"), were as follows:

	Number of ordinary shares held			
	Personal interest	Family interest	Corporate interest	Other interest
Mr. Wong Hoi Wong ("Mr. Albert Wong")	–	–	–	834,425,000 *(Note)*
Mr. Li Sze Tang	404,850,000	–	–	–
Ms. Wanzi Huang	69,725,000	–	–	–

Note:

These 834,425,000 shares are held by Eaglemax International Investment Limited, a company wholly owned by Intelligent Management Limited as the trustee of Intelligent Management Discretionary Trust, a family discretionary trust the objects of which include Mr. Albert Wong and his family and any charity in the world.

Save as disclosed above, none of the Directors had any personal, family, corporate or other interests in the share capital of the Company as recorded in the register required to be kept by the Company under Section 29 of the SDI Ordinance as at 30th June, 2002.

DIRECTORS' RIGHT TO SUBSCRIBE FOR EQUITY OR DEBT SECURITIES

The Company adopted the Share Option Scheme (the "Scheme") on 6th July, 2001, pursuant to which it may grant options to full-time employees of the Group including executive directors of the Company to subscribe for shares in the Company.

As at 30th June, 2002, the following options had been granted to the following executive directors:

Grantee	Date of grant	Exercise price per share *HK$*	Exercise period	No. of ordinary shares eligible for subscription under the option	Types of interest
Mr. Li Sze Tang	21st November, 2001	0.315	30th June, 2002 to 29th June, 2012	1,640,000	Personal
				1,640,000	Family(*)
Mr. Albert Wong	21st November, 2001	0.315	30th June, 2002 to 29th June, 2012	1,640,000	Personal
Ms. Wanzi Huang	21st November, 2001	0.315	30th June, 2002 to 29th June, 2012	16,540,000	Personal

(*) It represents options granted to his spouse who is an employee of the Company.

Save as disclosed above, at no time during the period was the Company or any of its subsidiaries a party to any arrangements to enable any of the Company's Directors or members of its management to acquire benefits by means of the acquisition of shares in, or debt securities (including debentures) of, the Company or any other body corporate.

Save as disclosed above, none of the Directors or their spouse or children under the age of 18 was granted by the Company or any of its subsidiaries any right to subscribe for equity or debt securities of the Company or any body corporate, or had exercised any such right as at 30th June, 2002.

As at 30th June, 2002, save as disclosed below, no other options has been granted under the scheme and none of the options granted has been exercised.

OUTSTANDING SHARE OPTION

As at 30th June, 2002, in addition to the options granted to executive directors as disclosed above, the following options had been granted to other participants.

No. of employees	Date of grant	Exercise price per share *HK$*	Exercise period	No. of ordinary shares eligible for subscription under the option
2	21st November, 2001	0.315	30th June, 2002 to 29th June, 2012	18,180,000

SUBSTANTIAL SHAREHOLDERS

As at 30th June, 2002, the following entity, not being a director or chief executive of the Company, had or was deemed to have interest of 10% or more in the issued share capital of the Company, as recorded in the register required to be kept by the Company under Section 16(1) of the SDI Ordinance.

	Number of ordinary shares held	**Percentage of shareholding**
Eaglemax International Investment Limited *(Note)*	834,425,000	50.43

Note:

These 834,425,000 shares are held by Eaglemax International Investment Limited, a company wholly owned by Intelligent Management Limited as the trustee of Intelligent Management Discretionary Trust, a family discretionary trust the objects of which include Mr. Albert Wong and his family and any charity in the world.

MANAGEMENT SHAREHOLDERS

Save for the interests disclosed above in respect of the Directors, chief executive and their associates, the Directors are not aware of any person who, as at 30th June, 2002, was entitled to exercise or control the exercise of 5 per cent or more of the voting power at general meetings of the Company and who was able, as a practical matter, to direct or influence the management of the Company.

INTEREST OF THE SPONSOR

CSC Asia Limited ("CSC") had entered into a sponsorship agreement with the Company whereby, for a fee, CSC will act as the Company's continuing sponsor for the purpose of Chapter 6 of the GEM Listing Rules for the period from 27th July, 2001 to 31st March, 2004.

None of CSC, its directors, employees nor associates had any interests in the securities of the Company or any member of the Group, or any right to subscribe for or to nominate persons to subscribe for the securities of the Company or any member of the Group as at 30th June, 2002.

COMPETING INTERESTS

None of the Directors or the management shareholders (as defined in the GEM Listing Rules) of the Company or their respective associates had any interest in a business which competed or might compete with business of the Group.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the three months ended 30th June, 2002, there was no purchase, sale or redemption by the Company, or any of its subsidiaries, of the Company's listed securities.

AUDIT COMMITTEE

The Company has established an audit committee in August 2001 with its written terms of reference being in compliance with Rules 5.23 to 5.25 of the GEM Listing Rules. The primary duties of the audit committee are to review and supervise the financial reporting process and internal control systems of the Group and to provide advice and comments to the Board.

The audit committee comprises two members, namely, Ms. Li Zhe and Mr. Kwok Ming Wa, both being independent non-executive Directors of the Company.

By Order of the Board
Sum Yan Ning
Company Secretary

Hong Kong, 13th August, 2002

This announcement will remain on the "Latest Company Announcement" page of the GEM website for at least 7 days from the date of its publication.

THIZ TECHNOLOGY GROUP LIMITED
即時科研集團有限公司*

(incorporated in the Cayman Islands with limited liability)

ANNOUNCEMENT

The Board of Directors (the "Board") of Thiz Technology Group Limited (the "Company") hereby announces that a Meeting of the Board will be held at Unit 1701-4, Hang Seng Building, 77 Des Voeux Road, Central, Hong Kong on Tuesday, 13th August, 2002 at 4:00 p.m. for the following purposes:

1. To consider and approve the unaudited consolidated first quarter results of the Company and its subsidiaries for the three months ended 30th June, 2002 and the announcement of the first quarter results;

2. To approve the publication of the first quarter results on the GEM website and the dispatch of the first quarter results report to shareholders;

3. To consider the payment of dividend, if any;

4. To consider the closure of the Register of Members, if necessary; and

5. To transact any other business.

By Order of the Board
Sum Yan Ning
Company Secretary

Hong Kong, 1st August, 2002

This announcement, for which the Directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief : (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the GEM website at http://www.hkgem.com on the "Latest Company Announcements" page for 7 days from the date of its posting.

* *For identification purpose only*